Filed Pursuant to Rule 424(b)(4) Registration No. 333-134893 70,600,000 Shares

Warner Chilcott Limited

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Warner Chilcott Limited. Warner Chilcott Limited is offering all of the shares to be sold in the offering.

Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price is $15.00 per share. The Class A common stock has been approved for quotation on the Nasdaq Global Market under the symbol “WCRX”.

See “ Risk Factors” on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body, including any state securities regulators, has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$15.0000	$1,059,000,000
Underwriting discounts and commissions	$0.7125	$50,302,500
Proceeds, before expenses, to Warner Chilcott Limited	$14.2875	$1,008,697,500

To the extent that the underwriters sell more than 70,600,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 7,060,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on September 26, 2006.

Goldman, Sachs & Co.

Credit Suisse

JPMorgan

Morgan Stanley

Deutsche Bank Securities		Merrill Lynch & Co.
Bear, Stearns & Co. Inc.	UBS Investment Bank	Wachovia Securities

Prospectus dated September 20, 2006.

Loestrin 24 Fe
1 mg/20 mcg
NEW
ESTROSTEP
femhrt
ESTRACE
WARNER CHILCOTT
Dovonex
(calcipotriene
Scalp Solution,
0.005%
Dovonex
(calcipotriene
ointment), 0.005%
Dovonex
(calcipotriene cream),
0.005% Cream
DORYX
75 mg
NEW
Taclonex
(calcipotriene 0.005% and
betamethasone
NDC 0430-3230-15
Taclonex
(calcipotriene 0.005% and
betamethasone
dipropionate 0.064%)
Ointment
Rx only
For Topical Use Only
Net Wt. 60 g

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through reports of IMS Health Incorporated (“IMS”). While we believe that the reports of IMS are reliable and appropriate, we have not independently verified such data.

TRADEMARKS

We have proprietary rights to a number of trademarks used in this prospectus which are important to our business, including Doryx®, Duricef®, Estrace®, Estrostep®, femhrt®, Femring®, Femtrace®, Loestrin®, Moisturel®, Ovcon®, Sarafem® and Warner Chilcott®. Dovonex®, Taclonex®, Dovobet® and Daivobet® are registered trademarks of LEO Pharma A/S (“LEO Pharma”). We have omitted the “®” trademark designation for such trademarks in this prospectus. Nevertheless, all rights to such trademarks named in this prospectus are reserved.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that is important to you. You should read this entire prospectus carefully, including “Risk Factors,” the consolidated financial statements and the related notes thereto, before making an investment decision. Unless otherwise noted or the context otherwise requires, references in this prospectus to “Warner Chilcott,” “the Company,” “our company,” “we,” “us” or “our” for periods after January 5, 2005 refer to Warner Chilcott Limited, and its direct and indirect subsidiaries (the “Successor”), following the consummation of the acquisition of Warner Chilcott PLC by Warner Chilcott Acquisition Limited on January 5, 2005 (the “Acquisition Date”) and the other transactions described in this summary under “The Transactions” and for periods prior to the Acquisition Date refer to the historical operations of Warner Chilcott PLC, the public company that was acquired in connection with the Transactions, together with its subsidiaries (the “Predecessor”). The Predecessor operated and reported using a fiscal year ending on September 30. After the acquisition of the Predecessor, we changed our fiscal year to a calendar year. Therefore, all references in this prospectus to “fiscal year 2002,” “fiscal year 2003” or “fiscal year 2004” are to the twelve months ended September 30 of the year referenced and all references in this prospectus to “fiscal year 2005” are to the twelve months ending December 31, 2005.

Our Business

We are a leading specialty pharmaceutical company focused on marketing, selling, developing and manufacturing branded prescription pharmaceutical products in women’s healthcare and dermatology in the United States. We have established strong franchises in these two areas through our precision marketing techniques and specialty sales forces of approximately 370 representatives. We believe that our proven product development capabilities, coupled with our ability to execute acquisitions and in-licensing transactions and develop partnerships, such as our relationship with LEO Pharma, will enable us to sustain and grow these franchises.

Our franchises are comprised of complementary portfolios of established branded, development-stage and new products, including our recently launched products, Loestrin 24 Fe and Taclonex. Our women’s healthcare franchise is anchored by our strong presence in the hormonal contraceptive and hormone therapy (“HT”) categories and our dermatology franchise is built on our established positions in the markets for psoriasis and acne therapies. In April 2006, we launched Loestrin 24 Fe, an oral contraceptive with a novel patented 24-day dosing regimen, with the goal of growing the market share position we have achieved with our Ovcon and Estrostep products in the hormonal contraceptive market. We also have a significant presence in the HT market, primarily through our products femhrt and Estrace Cream. In dermatology, our psoriasis product Dovonex enjoys the leading position in the United States for the non-steroidal topical treatment of psoriasis. We strengthened and extended our position in the market for psoriasis therapies with the April 2006 launch of Taclonex, the first once-a-day topical psoriasis treatment that combines betamethasone dipropionate, a corticosteroid, with calcipotriene, the active ingredient in Dovonex. Our product Doryx is the leading branded oral tetracycline in the United States for the treatment of acne. In 2005, we launched Doryx delayed-release tablets.

Sales and marketing execution is one of our core strengths. In the market segments in which we compete, prescription writing activity is concentrated within a relatively small number of physicians, primarily specialists. We utilize sophisticated precision marketing techniques to size, deploy, direct and compensate our field sales forces based on market share information. These precision marketing techniques, pioneered by our senior management team, allow us to effectively and profitably promote our products.

In addition, in order to optimize the growth of our franchises, we invest in the development of new products and product enhancements. We have a track record of successful and cost-efficient internal product development with six new drug application (“NDA”) approvals from the Food and Drug Administration (“FDA”) since March 2003. Our research and development team has significant experience and proven capabilities in specialty chemistry, pharmaceutical development and clinical development. We focus our research and development efforts primarily on developing new products that target therapeutic areas with established regulatory guidance, making proprietary improvements to our existing products and developing new and enhanced dosage forms. Through this focused approach to research and development, we seek to enhance the value of our franchises by investing in relatively low-risk projects.

We supplement our internal product development efforts by selectively pursuing partnerships, in-licensing opportunities and acquisitions that can further improve the value of our franchises. For example, in 2005 we entered into a broad product development partnership with LEO Pharma, a research and development-focused pharmaceutical company and a leader in dermatology. LEO Pharma has a research and development team of over 500 research scientists and specialists and generated revenue of approximately $810 million in 2005. LEO Pharma developed Dovonex and Taclonex and is currently developing a portfolio of dermatology-related product candidates that are in various phases of product development, ranging from pre-clinical to late-stage development. Our recently expanded partnership with LEO Pharma provides us with a right of first refusal and last offer for the U.S. sales and marketing rights to all dermatology product candidates in LEO Pharma’s development pipeline through 2010.

The U.S. pharmaceutical market generated sales of approximately $260 billion in 2005 and has grown at a compound annual growth rate of approximately 7.5% since 2001, according to IMS. Large pharmaceutical companies have been consolidating and are focusing on developing and marketing “blockbuster” drugs that have the potential of generating more than $1 billion in annual revenues. The focus by large pharmaceutical companies on blockbuster products creates opportunities for specialty pharmaceutical companies like us to compete effectively in smaller but lucrative therapeutic markets.

Franchise Focus and Principal Marketed Products

We market a diversified portfolio of branded products in our women’s healthcare and dermatology franchises. Within these franchises, we compete primarily in four therapeutic categories: hormonal contraception and hormone therapy in women’s healthcare and psoriasis and acne in dermatology. The following chart presents our franchises and their respective therapeutic categories with revenues generated in 2005:

(1)	Pro forma to assume acquisition of Dovonex occurred on January 1, 2005.
(2)	Includes Sarafem, our product to treat premenstrual dysphoric disorder.

Our Principal Products
	Product (Active Ingredient)	Indication	Patent Expiry(1)	2005 Revenue ($mm)
Women's Healthcare	Hormonal Contraception
	Loestrin 24 Fe (Norethindrone acetate and ethinyl estradiol)	Prevention of pregnancy	July 2014	Launched in April 2006

	Ovcon 35 and Ovcon 50 (Norethindrone and ethinyl estradiol)	Prevention of pregnancy	Patent expired prior to 2000	$90

	Estrostep (Norethindrone acetate and ethinyl estradiol)	Prevention of pregnancy and treatment of moderate acne in women who desire oral contraception	April 2008(2)	$81

	Hormone Therapy
	femhrt 1/5 and .5/2.5 (Norethindrone acetate and ethinyl estradiol)	Oral treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause	May 2010(2)	$61

	Estrace Cream (17-beta estradiol)	Vaginal cream for treatment of vaginal and vulval atrophy	Patent expired March 2001	$54

Dermatology	Psoriasis
	Taclonex(3) (Calcipotriene and betamethasone dipropionate)	Topical treatment of psoriasis	January 2020	Launched in April 2006
	Dovonex(4) (Calcipotriene)	Topical treatment of psoriasis	Ointment-December 2007 Cream and topical solution-June 2015(5)	$132

	Acne
	Doryx (Doxycycline hyclate)	Oral adjunctive therapy for severe acne	April 2022	$96

(1)	See “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”
(2)	Pursuant to an agreement to settle patent litigation against Barr Laboratories, Inc. (“Barr”), we granted Barr a non-exclusive license to launch generic versions of the product six months prior to expiration of our patents.
(3)	Taclonex was previously referred to as “Dovobet.” The name was changed during the review by the FDA of the NDA for the product.
(4)	Prior to January 1, 2006, we co-promoted Dovonex under an agreement with Bristol-Myers Squibb Company (“Bristol-Myers”). We did not own Dovonex in fiscal year 2005. The $132 million represents revenue in 2005 recorded by Bristol-Myers. We received $21 million in co-promotion fees under an agreement with Bristol-Myers. In January 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex and terminated our co-promotion agreement with Bristol-Myers.
(5)	LEO Pharma has received notices of Paragraph IV certifications in respect of its patent on Dovonex solution which may result in a generic equivalent entering the market as early as January 2008. See “Business—Legal Proceedings”.

New Product Launches

In April 2006, we launched Loestrin 24 Fe, an oral contraceptive with a novel patented 24-day dosing regimen. The majority of oral contraceptive products currently used in the United States are based on a regimen of 21 days of active hormonal pills followed by seven days of placebo. By contrast, with Loestrin 24 Fe women take the active pills for 24 consecutive days followed by four days of placebo. In a national survey of women aged 18 - 49 conducted by Harris Interactive® (funded by us), 85% of women who currently use or have ever used a birth control pill felt that having a shorter period would make a positive difference. The clinical data show that at the end of the sixth cycle, women who took Loestrin 24 Fe had periods that averaged 2.7 days, compared to 3.9 days with the traditional 21-day regimen.

In April 2006, we launched Taclonex, the first and only dual-action therapy of its kind. Taclonex is a once-a-day topical psoriasis treatment that combines betamethasone dipropionate with calcipotriene, the active ingredient in Dovonex. In clinical trials, 81% of patients using Taclonex achieved a significant reduction in disease severity after only 4 weeks of use as compared to 49% of patients using Dovonex alone and 64% of patients using betamethasone dipropionate alone. Many patients with psoriasis have adopted complicated dosing regimens including daily and intermittent use of multiple products. The once-daily dosing of Taclonex provides an opportunity to enhance patient compliance.

In September 2006, we launched Ovcon 35 Fe (“Ovcon Chewable”), the first chewable oral contraceptive to receive FDA approval.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•	Strong franchises in women’s healthcare and dermatology. We are well positioned to grow our franchises through our portfolio of established brands and the growth opportunities from our new products, particularly Loestrin 24 Fe and Taclonex. These franchises are supported by significant intellectual property.

•	Effective and efficient sales and marketing approach. We market products that are promotionally sensitive. Using our precision marketing techniques, we deploy our sales representatives and other marketing resources to consistently target physicians with the highest potential to prescribe our products. This approach enables us to optimize our promotional efforts.

•	Substantial development capabilities and pipeline. We use our proven internal product development expertise to maintain and grow our franchises. Our internal development efforts have yielded six NDA approvals since 2003. Our exclusive product development relationship with LEO Pharma also provides us with access to additional pipeline opportunities for dermatology products.

•	Integrated manufacturing capabilities. The manufacturing and packaging capabilities of our Puerto Rico operations provide us with a reliable source of supply for a number of our brands, including our hormonal products. The integration of our development efforts with our ability to scale up our manufacturing from pilot to production quantities allows us to more efficiently develop products.

•	Strong free cash flow generation. Our business generates strong free cash flow as a result of our high sales force productivity and efficient investment in product development activities, coupled with an attractive corporate tax rate and modest capital expenditure requirements.

•	Experienced management team. The members of our senior management team have an average of over 21 years of experience in the pharmaceutical industry. Through this experience we have gained a deep base of industry knowledge, and built a proven track record of growing market share for new and established products.

Our Strategy

Our strategy is to grow our specialty pharmaceutical products business by focusing on therapeutic areas dominated by specialist physicians. We believe that we will continue to drive organic growth by employing our precision marketing techniques. Furthermore, we intend to supplement our growth and broaden our market position in our existing franchises through ongoing product development. Our internal product development is focused on new products, proprietary product improvements and new and enhanced dosage forms. In addition, we selectively review potential product in-licensing, acquisition and partnership opportunities within our franchises, such as our relationship with LEO Pharma, or in market segments that have characteristics similar to our current markets. We believe that our streamlined corporate organization and resulting ability to react rapidly to changing market dynamics enhances our ability to execute on our strategy. For a more detailed discussion of our strategy, see “Business—Strategy.”

We believe that the following are risks we face in executing our business strategies:

•	Generic competition with our branded products. Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell or our patents are not sufficiently broad or because we lose proprietary protection due to the expiration of a patent.

•	Infringement on our intellectual property. If we are unable to protect our trademarks, patents and other intellectual property from infringement, our business prospects may be harmed. We may not have adequate remedies for any infringement, and the expense of bringing lawsuits against infringers could cause us not to continue these suits and abandon the affected products.

•	Delays in production of our products. We may face delays in qualifying our manufacturing facility in Puerto Rico for the manufacture of new products or for our other products that are currently manufactured for us by third parties. In addition, we or our contract manufacturers may not be able to manufacture our products without interruption, and our contract manufacturers may not comply with their obligations under our various supply arrangements.

•	Downward pricing pressures. Pricing pressures from third-party payors, including managed care organizations, government sponsored health systems and regulations relating to Medicare and Medicaid, healthcare reform, pharmaceutical reimbursement and pricing in general could decrease our revenues. In addition, sales of our products may be adversely affected by the consolidation among wholesale drug distributors and the growth of large retail drug store chains.

•	Changes in laws and regulations. Our future operating results could be adversely affected by changes in laws and regulations, including changes in the FDA approval processes that may cause delays in, or prevent the approval of, new products, new laws, regulations and judicial decisions affecting product marketing, promotion or the healthcare field generally, and new laws or judicial decisions affecting intellectual property rights.

•	Product liability claims and/or product recalls. Unforeseen side-effects caused by, or manufacturing defects inherent in, the products sold by us could result in injury or death. The occurrence of such an event could result in product liability claims and/or recall of one or more of our products.

For a discussion of these and other risks associated with our business, including risks related to our strategy and risks related to this offering, see “Risk Factors” beginning on page 11 of this prospectus.

Our Sponsors

Our sponsors, Bain Capital, LLC, DLJ Merchant Banking, J.P. Morgan Partners, LLC and Thomas H. Lee Partners are each leading global private equity firms with established track records of successful investments and extensive experience managing investments in the healthcare industry.

The Transactions

In November 2004, affiliates of Bain Capital, LLC, DLJ Merchant Banking, J.P. Morgan Partners, LLC and Thomas H. Lee Partners, who we refer to collectively in this prospectus as the “Sponsors,” reached an agreement to acquire Warner Chilcott PLC. The acquisition became effective on January 5, 2005, and thereafter, following a series of transactions, we acquired 100% of the share capital of Warner Chilcott PLC. We refer to this transaction in this prospectus as the “Acquisition.” To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of our management, indirectly funded equity contributions to us and certain of our subsidiaries, the proceeds of which were used to purchase 100% of Warner Chilcott PLC’s share capital. On January 18, 2005, certain of our subsidiaries borrowed an aggregate of $2,020 million, consisting of an initial drawdown of $1,420 million under a $1,790 million senior secured credit facility and $600 million of 8 3/4% senior subordinated notes due 2015. The proceeds from the acquisition financings, together with cash on hand at Warner Chilcott PLC, were used to pay the selling stockholders $3,014 million, to retire all of Warner Chilcott PLC’s outstanding share options for $70 million, to retire all of Warner Chilcott PLC’s previously outstanding funded indebtedness totaling $195 million and to pay related fees and expenses. In this prospectus, we refer to the Acquisition, together with the related financings, as the “Transactions.”

Corporate Information

Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number is (441) 295-2244. Our website is accessible through www.warnerchilcott.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

THE OFFERING

Common stock offered by us	70,600,000 shares

Common stock to be outstanding after this offering	250,558,276 shares

Over-allotment option	7,060,000 shares from the selling stockholders

Use of proceeds

Our net proceeds from the offering after payment of fees and expenses relating to the offering will be approximately $1.0 billion. We intend to use the proceeds from the offering to repay a portion of our outstanding indebtedness, to repurchase a portion of the preferred shares issued by Warner Chilcott Holdings Company II, Limited held by affiliates of our Sponsors, certain of their limited partners and our management, to pay the termination fee under our advisory services and monitoring agreement with our Sponsors and for general corporate purposes. We will not receive any proceeds from the shares of common stock being sold by the selling stockholders if the underwriters exercise their option to purchase additional common shares from the selling stockholders.

Dividend policy	We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Nasdaq Global Market symbol	WCRX

Unless we specifically state otherwise, the number of common shares stated to be outstanding after the offering gives effect to (i) the 70,600,000 Class A common shares being sold by us in this offering, (ii) the automatic conversion prior to the offering of our Class L common shares into 76,549,836 Class A common shares, (iii) 486,488 Class A common shares that we are issuing to members of senior management at the completion of this offering, (iv) the automatic conversion prior to the offering of the preferred shares that are not being redeemed in connection with this offering into 9,480,310 Class A common shares and (v) 238,150 restricted Class A common shares that we are issuing to our employees at the completion of this offering. The number of common shares stated to be outstanding after the offering excludes 1,917,720 Class A common shares issuable upon conversion of outstanding options, 1,161,920 Class A common shares issuable upon conversion of options we intend to issue at the completion of this offering under the 2005 Equity Incentive Plan (the “Equity Incentive Plan”) and 5,099,930 additional Class A common shares reserved for issuance under our Equity Incentive Plan. Unless we specifically state otherwise or the context otherwise requires, all references in this prospectus to the “common stock” or “common shares” refer to our Class A Common Stock, which will be the only class of our common stock outstanding immediately following the completion of this offering.

Summary Historical Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data. Except for the data relating to the year ended December 31, 2005 and the six months ended June 30, 2005 and 2006, all data below reflects the consolidated financial data of the Predecessor. The summary historical consolidated financial data as of and for the year ended December 31, 2005, as of and for the quarter ended December 31, 2004 and the summary historical data for the years ended September 30, 2003 and September 30, 2004 presented in this table have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical balance sheet data as of September 30, 2002, September 30, 2003 and September 30, 2004 and the summary historical data for the fiscal year ended September 30, 2002 presented in this table are derived from our audited consolidated financial statements and related notes which are not included in this prospectus. Summary historical consolidated financial data for the six months ended June 30, 2005 and 2006 and the condensed consolidated balance sheet data as of June 30, 2006 has been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

The year ended December 31, 2005 and the six months ended June 30, 2005 are our first fiscal year and fiscal half year, respectively, following the Acquisition. The financial statements relating to this period treat the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were ours. The period included only two business days and the impact on the results of operations during the period was not material. Our fiscal year ends December 31 versus the Predecessor’s year-end of September 30.

The summary historical data included below and elsewhere in this prospectus are not necessarily indicative of future performance. This information is only a summary and should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Statements of Operations,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended September 30,			Transition Period Quarter Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	Predecessor			Predecessor	Successor	Successor
	2002	2003	2004	2004	2005	2005	2006(1)
				(Restated)		(unaudited)
(dollars and share amounts in thousands, except per share amounts)
Statement of Operations Data:
Total revenue(2)(3)	$172,231	$365,164	$490,248	$136,893	$515,253	$247,772	$353,431
Costs and expenses:
Cost of sales(a)(4)	19,366	42,042	53,488	34,529	95,224	55,883	69,018
Selling, general and administrative(4)	47,174	124,786	146,205	41,463	162,670	83,233	99,307
Impairment of intangible assets	—	—	—	—	38,876	—	—
Research and development	16,000	24,874	26,558	4,608	58,636	12,784	14,657
Amortization of intangible assets(4)	18,252	38,106	52,374	21,636	233,473	120,700	121,974
Acquired in-process research and development(4)	—	—	—	—	280,700	280,700	—
Transaction costs(4)	—	—	—	50,973	35,975	35,975	—
Net interest expense(4)	18,916	7,686	9,256	1,214	147,934	67,306	91,114
Accretion on preferred stock of subsidiary(5)	—	—	—	—	31,533	14,636	17,706

Income (loss) before taxes	52,523	127,670	202,367	(17,530)	(569,768)	(423,445)	(60,345)
Provision (benefit) for income taxes	18,858	41,380	59,390	11,558 (b)	(13,122)	(4,937)	3,617

Income (loss) from continuing operations	33,665	86,290	142,977	(29,088)	(556,646)	(418,508)	(63,962)

Discontinued operations, net of tax(6)	111,511	9,865	8,711	—	—	—	—

Net income (loss)	$145,176	$96,155	$151,688	$(29,088)	$(556,646)	$(418,508)	$(63,962)

	Fiscal Year Ended September 30,			Transition Period Quarter Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	Predecessor			Predecessor	Successor	Successor
	2002	2003	2004	2004	2005	2005	2006(1)
				(Restated)		(unaudited)
Per Share Data(7):
Earnings (loss) per share—basic
Class A	n.m.	n.m.	n.m.	n.m.	$(7.19)	$(5.16)	$(1.21)
Class L	n.m.	n.m.	n.m.	n.m.	$7.35	$3.40	$4.14
Earnings (loss) per share—diluted
Class A	n.m.	n.m.	n.m.	n.m.	$(7.19)	$(5.16)	$(1.21)
Class L	n.m.	n.m.	n.m.	n.m.	$7.34	$3.39	$4.14
Weighted average shares outstanding—basic
Class A	n.m.	n.m.	n.m.	n.m.	88,311	88,109	89,337
Class L	n.m.	n.m.	n.m.	n.m.	10,642	10,633	10,671
Weighted average shares outstanding—diluted
Class A	n.m.	n.m.	n.m.	n.m.	88,311	88,109	89,337
Class L	n.m.	n.m.	n.m.	n.m.	10,668	10,665	10,671

	Year Ended December 31,	Six Months Ended June 30,
	Successor
	2005	2006(1)
		(unaudited)
Pro Forma Income Statement Data(8):
Pro forma net (loss)	$(445,517)	$(23,810)
Pro forma earnings (loss) per share—basic Class A	$(2.00)	$(0.11)
Pro forma earnings (loss) per share—diluted Class A	$(2.00)	$(0.11)
Weighted average Class A common shares outstanding:
Basic	223,295	224,351
Diluted	223,295	224,351

	As of June 30, 2006
	Successor
	Actual	As adjusted(9)
Balance Sheet Data (at period end):
Cash and cash equivalents	$44,391	$65,693
Total assets(4)	3,214,138	3,214,898
Total long-term debt(4)	2,221,900	1,606,900
Preferred stock in subsidiary(5)	453,695	—
Shareholders’ equity(4)	273,451	1,342,906

(a)	Excludes amortization and impairment of intangible assets.
(b)	Restated. See Note 2 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 included elsewhere in this prospectus for a description.
(1)	In the six months ended June 30, 2006 we completed the acquisition of the U.S. sales and marketing rights to Dovonex for $205.2 million and paid the final milestone payment for Taclonex of $40.0 million. We borrowed $240.0 million in connection with these transactions and recorded $238.5 million in intangible assets. Revenues for Dovonex included in the six months ended June 30, 2006 were $73.7 million.
(2)	The increase in product revenues from fiscal year 2002 to fiscal year 2003 and from fiscal year 2003 to fiscal year 2004 was in part attributable to product acquisitions.
(3)	We sold the U.S. and Canadian rights to our then-marketed Loestrin products to Duramed Pharmaceuticals Inc. (“Duramed”), a subsidiary of Barr, in March 2004. Following this sale, we continued to earn revenue from supplying Loestrin to Duramed under a supply agreement. Our total revenues for fiscal years 2004 and 2003, excluding revenue attributable to Loestrin product sales, were $464.0 million and $326.6 million, respectively.
(4)	Completing the Acquisition affected our financial condition, results of operations and cash flows in the following ways:
a.	In the quarter ended December 31, 2004 we incurred $51.0 million of transaction costs and $3.7 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition; and
b.	During the six months ended June 30, 2005 we completed the Acquisition for total consideration of $3,152.1 million, which was funded by approximately $1,283 million of equity contributions, $1,420.0 million of senior secured debt, $600.0 million of 8 3/4% Senior Subordinated Notes and cash on hand. We recorded adjustments to the fair value of our assets and liabilities as of the date of the Acquisition. In the year ended December 31, 2005 the following items were included in our operating results:
•	a charge of $22.4 million in cost of sales representing the write-off of the purchase price allocated to the fair value of our opening inventory,

•	$7.8 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition,
•	a $4.9 million charge in selling, general and administrative expenses for the management fee to the Sponsors,
•	increased amortization expense resulting from the write-up of our identified intangible assets,
•	a $280.7 million write-off of acquired in-process research and development,
•	$36.0 million of transaction costs, and
•	increased interest expense from the indebtedness we incurred to complete the Acquisition.
(5)	Our wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited, issued 404,439 preferred shares (the “Preferred Shares”) in connection with the Transactions. The Preferred Shares are entitled to cumulative preferential dividends at an accretion rate of 8% per annum, compounded quarterly. We intend to use a portion of the net proceeds from this offering to repurchase 284,041 Preferred Shares of Warner Chilcott Holdings Company II, Limited.
(6)	Discontinued operations represented our pharmaceutical services business, which were Interactive Clinical Technologies, Inc. (sold in August 2002), our Clinical Trial Services business (sold in May 2002) and our Chemical Synthesis Services business (sold in December 2001). In addition, in December 2003, we sold our Pharmaceutical Development and Manufacturing Services business, in April 2004 we sold our U.K. Pharmaceutical Sales and Marketing business and in May 2004 we sold our U.K.-based sterile solutions business. We received $343.0 million of proceeds net of costs for the sale of these businesses. The high level of discontinued operations in 2002 is due to the gain on disposal of our above-mentioned pharmaceutical services business of $101.1 million net of taxes of $3.9 million. No business was divested in fiscal year 2003. The discontinued operations for fiscal year 2004 included a gain on disposal of $5.4 million net of a tax charge of $11.8 million on the sale of our Pharmaceutical Development and Manufacturing Services business, our U.K. Pharmaceutical Sales and Marketing business and our U.K.-based sterile solutions business.
(7)	The Successor purchased all outstanding shares of the Predecessor as part of the Acquisition, making the Predecessor’s earnings per share not comparable to the Successor’s earnings per share. The Successor is in a net loss position for all 2005 and 2006 periods presented. The effect from the exercise of outstanding stock options and the vesting of restricted shares during these periods would have been anti-dilutive. Accordingly, the shares issuable upon exercise of such stock options and the restricted shares have not been included in the calculation of diluted earnings per share. Any dilutive shares will have an anti-dilutive effect.
(8)	Adjusted to give effect to this offering and application of the proceeds therefrom as described in “Use of Proceeds” and to our acquisition of the U.S. sales and marketing rights for Dovonex as if they had occurred on January 1, 2005.
(9)	Adjusted to give effect to this offering and application of the proceeds therefrom as described in “Use of Proceeds” as if they had occurred on June 30, 2006.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before making an investment decision. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flows. In such cases, you may lose all or part of your original investment in our common stock.

Risks Relating to Our Business

If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.

Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell or because our patent protection expires or is not sufficiently broad. Ovcon 50, Ovcon 35, Estrace Tablets and Estrace Cream are currently not protected by patents.

Patents covering the following products will expire within the next five years:

Product	Patent Expires
Dovonex Ointment	December 2007
Estrostep	April 2008
Sarafem	May 2008
femhrt	May 2010

Although part of our strategy includes the ongoing development of proprietary product improvements to our existing products and new and enhanced dosage forms, other companies may attempt to compete with our original products losing patent protection, we may not be successful in obtaining FDA approval of our new and enhanced dosage products and doctors may not prescribe these products.

Generic equivalents for some of our branded pharmaceutical products are sold by other pharmaceutical companies at a lower cost. After the introduction of a generic competitor, a significant percentage of the prescriptions written for the branded product may be filled with the generic version at the pharmacy, resulting in a commensurate loss in sales of the branded product. In addition, legislation enacted in the United States allows or, in a few instances, in the absence of specific instructions from the prescribing physician mandates, the use of generic products rather than branded products where a generic equivalent is available. Competition from generic equivalents could have a material adverse impact on our revenues, financial condition, results of operations and cash flows.

Potential generic competitors may also challenge our patents. For example, Watson Pharmaceuticals, Inc. (“Watson”) submitted an abbreviated new drug application (“ANDA”) in April, 2006 seeking approval to market a generic version of Loestrin 24 Fe prior to the expiration of our patent. We have filed an infringement lawsuit against Watson in response to this submission. In addition, under an agreement to settle patent claims against Barr relating to our Estrostep oral contraceptive and our femhrt HT product, we granted Barr a non-exclusive license to launch generic versions of Estrostep and femhrt six months prior to expiration of our patents in 2008 and 2010, respectively. We cannot predict what effect, if any, such matters will have on our financial condition, results of operations and cash flows.

Our trademarks, patents and other intellectual property are valuable assets and if we are unable to protect them from infringement our business prospects may be harmed.

Due to our focus on branded products, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands. We also police our trademark portfolio against infringement. Our efforts to defend our trademarks may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

We also rely on patents, trade secrets and proprietary knowledge to protect our products. We take steps to protect our proprietary rights by filing applications for patents on certain inventions, by entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies and enforcing our legal rights against third parties that we believe may infringe our intellectual property rights. We do not ultimately control whether we will be successful in enforcing our legal rights against third party infringers, whether our patent applications will result in issued patents, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors.

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights, and in the past, as noted above, we have been involved in this type of litigation. These lawsuits relate to the validity and infringement of patents. The expense of bringing lawsuits against infringers or defending lawsuits brought against us could cause us not to continue these suits and abandon the affected products. The ultimate outcome of this type of litigation, if brought, may not be favorable and could adversely impact our business, financial condition, results of operations and cash flows.

Delays in production could have a material adverse impact on our business.

Our principal pharmaceutical manufacturing facility located in Fajardo, Puerto Rico currently manufactures our Estrostep, Ovcon 50, Ovcon Chewable and Loestrin 24 Fe oral contraceptives and packages femhrt, delayed-release Doryx tablets and Dovonex and Taclonex samples. Because the manufacture of pharmaceutical products requires precise and reliable controls, and due to significant compliance obligations imposed by laws and regulations, we may face delays in qualifying the Fajardo facility for the manufacture of new products or for our other products that are currently manufactured for us by third parties.

In addition, many of our pharmaceutical products are currently manufactured for us under contracts with third parties. Our contract manufacturers may not be able to manufacture our products without interruption, may not comply with their obligations under our various supply arrangements, and we may not have adequate remedies for any breach. From time to time our contract manufacturers have been unable to meet all of our orders, which has led to the depletion of our safety stock and a shortage of promotional samples.

Failure by our own manufacturing facility or any third party manufacturer (each a “Product Supplier”) to comply with regulatory requirements could adversely affect their ability to supply products to us. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with current Good Manufacturing Practices (“cGMPs”). In complying with cGMP requirements, Product Suppliers must continually expend time, money and effort in production, record-keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. Manufacturing facilities are subject to periodic unannounced inspections by the FDA and other regulatory authorities. Failure to comply with applicable legal requirements including, in the case of our manufacturing facility located in Fajardo, certain obligations that we assumed in our purchase of the facility arising out of a consent decree entered into by the previous owner subjects the Product Suppliers to possible legal or regulatory action, including shutdown, which may adversely affect their ability to supply us with product. In addition, adverse experiences with the use of products must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal.

The FDA must approve suppliers of certain active and inactive pharmaceutical ingredients and certain packaging materials used in our products as well as suppliers of finished products. The development and regulatory approval of our products are dependent upon our ability to procure these ingredients, packaging materials and finished products from FDA-approved sources. FDA approval of a new supplier would be required if, for example, a supplier breached its obligations to us, active ingredients, packaging materials or finished products were no longer available from the initially approved supplier or if that supplier had its approval from the FDA withdrawn. The qualification of a new Product Supplier could potentially delay the manufacture of the drug involved. Furthermore, we may not be able to obtain active ingredients, packaging materials or finished products from a new supplier on terms that are at least as favorable to us as those agreed with the initially approved supplier or at reasonable prices.

A delay in supplying, or failure to supply, products by any Product Supplier could result in our inability to meet the demand for our products and adversely affect our revenues, financial condition, results of operations and cash flows.

Pricing pressures from third-party payors, including managed care organizations, government sponsored health systems and regulations relating to Medicare and Medicaid, healthcare reform, pharmaceutical reimbursement and pricing in general could decrease our revenues.

Our commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third-party healthcare payors, such as managed care organizations, and government bodies and agencies for the cost of the products and related treatment. The market for our products may be limited by actions of third-party payors.

Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs, including by developing formularies to encourage plan beneficiaries to utilize preferred products for which the plans have negotiated favorable terms. Exclusion of a product from a formulary, or placement of a product on a disfavored formulary tier, can lead to sharply reduced usage in the managed care organization patient population. If our products are not included within an adequate number of formularies or if adequate reimbursement levels are not provided, or if reimbursement policies increasingly favor generic products, our market share and business could be negatively affected.

Recent reforms in Medicare added an out-patient prescription drug reimbursement beginning in 2006 for all Medicare beneficiaries. The federal government and private plans contracting with the government to deliver the benefit, through their purchasing power under these programs, are demanding discounts from pharmaceutical companies that may implicitly create price controls on prescription drugs. These reforms may decrease our future revenues from products such as Dovonex and Taclonex that are covered by the Medicare drug benefit. Further, a number of other legislative and regulatory proposals aimed at changing the healthcare system have been proposed. While we cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business, the existence of such proposals, as well as the adoption of any proposal, may increase industry-wide pricing pressures, thereby adversely affecting our results of operations and cash flows.

Changes in laws and regulations could affect our results of operations, financial position or cash flows.

Our future operating results, financial position or cash flows could be adversely affected by changes in laws and regulations such as (i) changes in the FDA approval processes that may cause delays in, or prevent the approval of, new products, (ii) new laws, regulations and judicial decisions affecting product marketing, promotion or the healthcare field generally, (iii) new laws or judicial decisions affecting intellectual property rights and (iv) changes in the application of tax principles, including tax rates, new tax laws, or revised interpretations of existing tax laws and precedents, which result in a shift of taxable earnings between tax jurisdictions.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations world-wide through subsidiaries in various tax jurisdictions. Certain aspects of the transactions between our subsidiaries, including our transfer pricing (which is the pricing we use in the transfer of products and services among our subsidiaries) and our intercompany financing arrangements could be challenged by applicable taxing authorities. While we believe both our transfer pricing and our intercompany financing arrangements are reasonable, either or both could be challenged by the applicable taxing authorities and, following such challenge, our taxable income could be reallocated among our subsidiaries. Such reallocation could both increase our consolidated tax liability and adversely affect our financial condition, results of operations and cash flows.

Changes in market conditions, including lower than expected cash flows or revenues for our branded pharmaceutical products, may result in our inability to realize the value of these products, in which case we may have to record an impairment charge.

The pharmaceutical industry is characterized by rapid product development and technological change, and as a result, our pharmaceutical products could be rendered obsolete or their value may be significantly decreased by the development of new technology or new pharmaceutical products to treat the conditions currently addressed by our products, technological advances that reduce the cost of production or marketing or pricing actions by one or more of our competitors. Some of the companies we compete against have significantly greater resources than we do, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. For example, since we acquired the U.S. sales and marketing rights to Sarafem, a number of additional selective serotonin reuptake inhibitors have been approved for the treatment of premenstrual dysphoric disorder (“PMDD”), contributing to Sarafem’s prescription volume decline. Our inability to compete successfully with respect to these or other factors may materially and adversely affect our cash flows or revenues, may result in our inability to realize the value of our branded pharmaceutical products, including products acquired from third parties, and may require us to record an impairment charge.

The loss of the services of members of our senior management team or scientific staff or the inability to attract and retain other highly qualified employees could impede our ability to meet our strategic objectives and adversely affect our business.

Our success is dependent on attracting and retaining highly qualified scientific, sales and management staff, including our Chief Executive Officer, Roger Boissonneault. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. The loss of key personnel, or our failure to attract and retain other highly qualified employees, may impede our ability to meet our strategic objectives. Moreover, we do not carry key man life insurance that could compensate us in the event the services of our key personnel are lost.

Pursuant to our business strategy, we intend to develop proprietary product improvements as well as new products. This strategy may require us to hire additional employees with expertise in areas that relate to product development. We cannot fully anticipate or predict the time and extent to which we will need to hire this type of specialized personnel. As a result, we may not be successful in attracting and retaining the personnel necessary to pursue our business strategy fully. In addition, if competition continues to intensify, then our cost of attracting and retaining employees may escalate.

Product liability claims and product recalls could harm our business.

The development, manufacture, testing, marketing and sale of pharmaceutical products entail significant risk of product liability claims or recalls. Our products are, in the substantial majority of cases, designed to affect important bodily functions and processes. Unforeseen side-effects caused by, or manufacturing defects inherent in, the products sold by us could result in exacerbation of a patient’s condition, further deterioration of the patient’s condition or even death. The occurrence of such an event could result in product liability claims and/or recall of one or more of our products. Claims may be brought by individuals seeking relief for themselves or, in certain jurisdictions, by groups seeking to represent a class. For example, approximately 535 product liability suits have been filed against us in connection with the HT products, femhrt and Estrace. The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks exceeded the benefits, when comparing estrogen and progestogen therapy to a placebo. The estrogen used in the E&P Arm of the WHI Study was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro™, a product marketed by Wyeth and used by more than six million women (at the inception of the E&P Arm of the WHI Study) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to estrogen and progestogen therapy. See “Business—Legal Proceedings” and Note 13 of the Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2006 included elsewhere in this prospectus.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available in the future on acceptable terms, if at all. Partly as a result of product liability lawsuits related to pharmaceuticals, product liability and other types of insurance have become more difficult and costly to obtain. Our product liability insurance may not cover all the future liabilities we might incur in connection with the development, manufacture or sale of our products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts.

A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and have a material adverse effect on our business, financial condition, results of operations and cash flows. Such claims could also harm our reputation and the reputation of our products, thereby adversely affecting our ability to market our products successfully. In addition, irrespective of the outcome of product liability claims, defending a lawsuit with respect to such claims could be costly and significantly divert management’s attention from operating our business. Furthermore, we could be rendered insolvent if we do not have sufficient financial resources to satisfy any liability resulting from such a claim or to fund the legal defense of such a claim.

Product recalls may be issued at our discretion or at the discretion of certain of our suppliers, the FDA, other government agencies and other entities that have regulatory authority for pharmaceutical sales. From time to time, we have recalled some of our products; however, to date none of these recalls have been significant. Any recall of a significant product could materially adversely affect our business by rendering us unable to sell that product for some time.

Sales of our products may be adversely affected by the consolidation among wholesale drug distributors and the growth of large retail drug store chains.

The network through which we sell our products has undergone significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drugstore chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drugstore chains has decreased. In the year ended December 31, 2005 and the six months ended June 30, 2006, three of these large distributors and a large retail drug store chain accounted for an aggregate of 71% and 82% of our net revenues, respectively. In addition, excess inventory levels held by large distributors may lead to periodic and unanticipated future reductions in revenues and cash flows. Consolidation of drug wholesalers and retailers, as well as any increased pricing pressure that those entities face from their customers, including the U.S. government, may increase pricing pressure and place other competitive pressures on drug manufacturers, including us.

If we fail to comply with government regulations we could be subject to fines, sanctions and penalties that could adversely affect our ability to operate our business.

We are subject to regulation by regional, national, state and local agencies, including the FDA, the Drug Enforcement Administration, the Department of Justice, the Federal Trade Commission (the “FTC”), the Office of Inspector General of the U.S. Department of Health and Human Services and other regulatory bodies, as well as governmental authorities in those foreign countries in which we manufacture or distribute some of our products. The Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act and other federal and state statutes and regulations govern to varying degrees the research, development, manufacturing and commercial activities relating to prescription pharmaceutical products, including pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion.

Non-compliance with these requirements can result in civil and criminal fines, the recall of products, the total or partial suspension of manufacture and/or distribution, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions. Any threatened or actual government enforcement action can also generate adverse publicity and require that we devote substantial resources that could be used productively on other aspects of our business. Any of these enforcement actions could affect our ability to commercially distribute our products and could materially and adversely affect our business, financial condition, results of operations and cash flows.

Delays and uncertainties in the government approval process for new products could result in lost market opportunities and hamper our ability to recoup costs associated with product development.

FDA approval is generally required before a prescription drug can be marketed. For innovative, or non-generic, new drugs, an FDA-approved NDA is required before the drugs may be marketed in the United States. The NDA must contain data to demonstrate that the drug is safe and effective for its intended uses, and that it will be manufactured to appropriate quality standards. This process can be time-consuming and expensive without assurance that the data will be adequate to justify approval of proposed new products. For example, we had intended to submit NDAs for both Estrostep Chewable and our next-generation Estrostep contraceptive, WC 2060, in 2006, but based on discussions with the FDA have concluded that an additional clinical study would be necessary to support each of the applications. Consequently, we have decided not to proceed with the development of Estrostep Chewable and, in the case of WC 2060, will defer a decision on whether to proceed for at least

12 months while we evaluate the position of this project in our overall development program and priorities in our overall clinical program. If we are unable to obtain governmental approval for our NDAs, we will not be able to commercialize our products and recoup our research and development costs. Furthermore, even if we obtain regulatory approvals, the terms of any product approval, including labeling, may be more restrictive than desired and could affect the marketability of our products, and the approvals may be contingent upon burdensome post-approval study commitments. If we are unable to obtain timely product approvals on commercially viable terms, our profitability and business could suffer.

We may not be able to successfully complete the implementation of our company-wide enterprise resource planning system without disrupting our business.

In the year ended December 31, 2005, we began implementation of a company-wide enterprise resource planning system in order to increase efficiencies in the operation of our business and to improve the overall effectiveness of our internal control over financial reporting and our disclosure controls and procedures. If we are unsuccessful in implementing this system our business may be disrupted and we will not realize improvements with respect to our controls and procedures.

We may not be able to successfully identify, develop, acquire, license or market new products as part of growing our business.

In order to grow and achieve success in our business, we must continually identify, develop, acquire and license new products that we can ultimately market. Any future growth through new product acquisitions will be dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. Even if such opportunities are present, we may not be able to successfully identify products as candidates for potential acquisition, licensing, development or collaborative arrangements. Moreover, other companies, many of which may have substantially greater financial, marketing and sales resources, are competing with us for the right to acquire such products.

If an acquisition candidate is identified, the third parties with which we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. Furthermore, we do not know if we will be able to finance the acquisition or integrate an acquired product into our existing operations. The negotiation and completion of potential acquisitions could cause significant diversion of management’s time and resources and potential disruption of our ongoing business. Future product acquisitions would likely result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortization expenses as well as significant charges relating to integration costs.

At each stage between developing or sourcing new products and marketing these products, there are a number of risks and uncertainties, and failure at any stage could have a material adverse effect on our ability to achieve commercial success with a product or to maintain or increase revenues, profits and cash flow. In addition, if we are unable to manage the challenges surrounding product development, acquisitions or the successful integration of acquisitions, it could have materially adverse effects on our business, financial condition, results of operations and cash flows.

Prescription drug importation from Canada and other countries could increase pricing pressure on certain of our products and could decrease our revenues and profit margins.

Under current U.S. law, U.S. individuals may import prescription drugs that are unavailable in the United States from Canada and other countries for their personal use under specified circumstances. Other imports, although illegal under U.S. law, also enter the country as a result of the resource constraints and enforcement priorities of the FDA and the U.S. Customs Service. In addition, in

December 2003, the United States enacted the import provisions of the Medicare Prescription Drug, Improvement, and Modernization Act, which would permit pharmacists and wholesalers to import prescription drugs into the United States from Canada under specified circumstances. These additional import provisions will not take effect until the Secretary of Health and Human Services makes a required certification regarding the safety and cost savings of imported drugs and the FDA has promulgated regulations setting forth parameters for importation. These conditions have not been met to date, and the law has thus not taken effect. However, legislative proposals have been introduced to remove these conditions and implement the changes to the current import laws, or to create other changes that would allow foreign versions of our products priced at lower levels than in the United States to be imported or reimported to the United States from Canada, Europe and other countries. If these provisions take effect, the volume of prescription drug imports from Canada and elsewhere could increase significantly, and our products would face competition from lower priced imports.

Even if these provisions do not take effect and alter current law, the volume of prescription drug imports from Canada and elsewhere could increase due to a variety of factors, including the further spread of Internet pharmacies and actions by certain state and local governments to facilitate Canadian and other imports. These imports may harm our business.

We currently sell femhrt in Canada. In addition, Estrace Tablets, Dovonex and Taclonex (sold as “Dovobet” in Canada) are sold in Canada by third parties. For the year ended December 31, 2005, and the six months ended June 30, 2006, Dovonex, Taclonex, femhrt and Estrace Tablets accounted for 17.7% and 34.5%, respectively, of our total revenues. In addition, Taclonex is expected to account for a significant portion of our revenues in 2006. Due to government price regulation in Canada, these products are generally sold in Canada for lower prices than in the United States. As a result, if these drugs are imported into the United States from Canada, we may experience reduced revenue or profit margins.

The perceived health effects of estrogen and combined estrogen-progestogen hormone therapy products may affect the acceptability and commercial success of our HT products.

Estrace Tablets, Estrace Cream, Femring and Femtrace are estrogen therapy products, and femhrt is a combined estrogen-progestogen therapy product. These HT products are used by women to alleviate symptoms associated with menopause. Recent studies have analyzed the health effects of estrogen therapy and estrogen-progestogen therapy products and the American College of Obstetricians and Gynecologists has recommended that consumers use these products in the lowest possible dose for the shortest possible duration. We believe the publicity surrounding some of these studies resulted in a significant industry-wide decrease in the number of prescriptions being written for estrogen therapy and estrogen-progestogen therapy products, including femhrt. The ultimate outcome of these studies and any resulting changes in labeling for our products may further affect the acceptability of our products by patients, the willingness of physicians to prescribe our products for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated revenue levels for these products and our overall rate of growth may be lower.

Our exercise of an option to acquire a five-year license to Barr’s ANDA, which references our Ovcon 35 oral contraceptive, is the subject of suits by the Federal Trade Commission, 34 states, the District of Columbia and numerous private plaintiffs.

In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under Barr’s ANDA for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. At the same time, we entered into a finished-product supply agreement with Barr under which Barr agreed to provide us with our requirements for finished products throughout the term of the license. Barr is our sole source of supply for this product.

On November 7, 2005, the FTC and 21 states plus the District of Columbia filed suit against Barr and us in the U.S. District Court for the District of Columbia. An additional 13 states subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (the “Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the state plaintiffs alleges that the Ovcon Agreements violate Section 1 of the Sherman Act and various state antitrust and consumer protection statutes. The state plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees. At the scheduling conference on April 4, 2006 the Court ruled that unless plaintiffs and defendants agreed that there were no material facts at issue, no party may file a motion for summary judgment until the Court sets a briefing schedule at the conference scheduled for January 5, 2007. On May 25, 2006 the state plaintiffs filed a motion for leave to file a per se motion for summary judgment. Defendants filed a response in opposition on June 8, 2006. The state plaintiffs filed a reply on June 20, 2006. The motion is fully briefed and is pending before the Court.

Eight direct purchaser lawsuits have been filed against the Company and Barr in the U.S. District Court for the District of Columbia. The direct purchaser plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions. The remaining two suits are brought on behalf of the individual direct purchasers. All of the direct purchaser plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees. On April 14, 2006 the six direct purchaser class action plaintiffs jointly filed an amended consolidated class action complaint and dismissed their complaints in the remaining five cases. The proposed class includes retail pharmacies, distributors and wholesalers. On July 14, 2006 the six direct purchaser class action plaintiffs filed a motion for class certification seeking to certify a class of direct purchaser plaintiffs consisting of all persons and entities in the United States “who purchased Ovcon 35 directly from Defendants or their subsidiaries at any time from April 22, 2004, through the present and continuing until the effects of Defendants’ anticompetitive conduct have ceased . . . .” Defendants intend to oppose the motion.

One third-party-payor class action lawsuit has been filed against the Company and Barr in the U.S. District Court for the District of Columbia. The third-party-payor plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-one states and the District of Columbia, the consumer protection acts of three states, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The third-party-payor plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees. On May 3, 2006 defendants moved to partially dismiss the third-party-payor plaintiffs’ claims. The third-party-payor plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court. On July 28, 2006 the third-party-payor plaintiffs filed a motion for class certification seeking to certify a class of “[a]ll Third Party Payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 at any time from April 22, 2004, through the present and continuing until the effects of Defendants’ anticompetitive conduct have ceased . . . .” Defendants intend to oppose this motion.

On March 6, 2006, a personal use consumer plaintiff filed a class action lawsuit against the Company and Barr, in the U.S. District Court for the District of Columbia. On April 19, 2006 the consumer plaintiff filed an amended class action complaint adding an additional named plaintiff and dropping some claims. The consumer plaintiffs allege that the Ovcon Agreements violate Sections 1 and 2 of the Sherman Act, the antitrust and/or consumer protection laws of fourteen states (the “Indirect Purchaser States”), and the unjust enrichment laws of fifty states. The consumer plaintiffs seek treble damages, injunctive relief, restitution, disgorgement and costs, including attorneys’ fees. On May 5, 2006 defendants moved to partially dismiss the consumer plaintiffs’ claims. The consumer plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court. On July 28, 2006 the consumer plaintiffs filed a motion for class certification seeking to certify three classes: (1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief under the

Sherman Act; (2) all persons who purchased Ovcon 35 for personal use in any of the Indirect Purchaser States; and (3) all persons who purchased Ovcon 35 for personal use in any of the fifty states. Defendants intend to oppose the motion.

We are contesting these lawsuits vigorously. It is impossible to predict with certainty the outcome of any litigation. An estimate of the range of potential loss to us, if any, relating to these proceedings is not possible at this time. If the plaintiffs in these private lawsuits are ultimately successful, we may be required to pay damages which could have an adverse impact on our financial condition, results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect our profits and cash flows by, for example, making it more difficult for us to obtain a supply of Ovcon or facilitating generic competition for this product. Ovcon accounted for approximately 17.5% of our total revenues in 2005 and an influx of generic competition or an inability to obtain a supply of this product would materially adversely affect the revenues generated by Ovcon, which would materially adversely affect our overall results of operations and cash flows.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

The Acquisition has resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which include trademarks and trade names, license agreements and patents acquired in acquisitions, were $1,650.8 million at June 30, 2006, representing approximately 51% of our total assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was $1,260.8 million at June 30, 2006, representing approximately 39% of our total assets.

Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition. Under Financial Accounting Standards Board Statement No. 142, goodwill is reviewed at least annually for impairment and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Future impairment may result from, among other things, deterioration in the performance of the acquired business or product line, adverse market conditions and changes in the competitive landscape, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business or product line, and a variety of other circumstances. The amount of any impairment is recorded as a charge to the statement of operations. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

We have a significant amount of indebtedness. As of June 30, 2006, we had total indebtedness of $2,221.9 million.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our lease and other financial obligations and contractual commitments could have other important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including financial and other restrictive covenants, which could result in an event of default under the agreements governing our indebtedness;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of the above-listed factors could materially adversely affect our business, financial condition, results of operations and cash flows. Furthermore, our interest expense could increase if interest rates increase because debt under the senior secured credit facility entered into by certain subsidiaries of the Company, including Warner Chilcott Corporation, together with Warner Chilcott Holdings Company III, Limited and Warner Chilcott Company, Inc., bears interest at a variable rate. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

The terms of the senior secured credit facility and the indenture governing the notes restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The senior secured credit facility and the indenture governing the notes contain, and any future indebtedness of ours or our subsidiaries would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and the other restricted subsidiaries of Warner Chilcott Holdings Company III, Limited, including restrictions on their ability to engage in acts that may be in our or their best long-term interests. The senior secured credit facility includes financial covenants, including requirements that Warner Chilcott Holdings Company III, Limited:

•	maintain minimum interest coverage ratios; and

•	not exceed maximum total leverage ratios.

The senior secured credit facility limits the ability of Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and the restricted subsidiaries of Warner Chilcott Holdings Company III, Limited to make capital expenditures and requires that they use a portion of excess cash flow and proceeds of certain asset sales that are not reinvested in their business and other dispositions to repay indebtedness under the senior secured credit facility.

The senior secured credit facility also includes covenants restricting, among other things, the ability of Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and the restricted subsidiaries of Warner Chilcott Holdings Company III, Limited to:

•	incur liens;

•	incur or assume additional debt or guarantees or issue preferred stock;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans and investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

•	change the business conducted by us or our subsidiaries; and

•	amend the terms of subordinated debt.

The indenture relating to the notes also contains numerous covenants including, among other things, restrictions on Warner Chilcott Corporation’s, Warner Chilcott Holdings Company III, Limited’s and the restricted subsidiaries of Warner Chilcott Holdings Company III, Limited’s ability to:

•	incur or guarantee additional indebtedness or issue disqualified or preferred stock;

•	create liens;

•	pay dividends or make other equity distributions;

•	repurchase or redeem capital stock;

•	make investments or other restricted payments;

•	sell assets or consolidate or merge with or into other companies;

•	create limitations on the ability of the restricted subsidiaries to make dividends or distributions to Warner Chilcott Holdings Company III, Limited; and

•	engage in transactions with affiliates.

The operating and financial restrictions and covenants in these debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the senior secured credit facility would result in a default under the senior secured credit facility. If any such default occurs, the lenders under the senior secured credit facility may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or enforce their security interest, any of which would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

We have not completed our evaluation of our internal controls over financial reporting with respect to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by no later than the end of our 2007 fiscal year. We have begun the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404.

Until our new systems are in place, it will be more difficult for us to assure compliance with Section 404 and prepare timely and accurate financial statements. If we are unable to implement these changes effectively or efficiently, our operations may suffer and we may be unable to conclude that internal controls over financial reporting are effective and to obtain an unqualified report on internal controls from our independent auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our securities, including our common stock, and adversely affect our ability to access the capital markets.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, we could be subject to additional reimbursements, penalties, sanctions and fines which could have a material adverse effect on our business.

We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. The minimum amount of the rebate for each unit of product is set by law as 15.1% of the average manufacturer price (“AMP”) of that product, or if it is greater, the difference between AMP and the best price available from us to any customer. The rebate amount also includes an inflation adjustment, if necessary.

As a manufacturer currently of single source, innovator multiple source and non-innovator multiple source products, rebate calculations vary among products and programs. The calculations are complex and, in certain respects, subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services of our current AMP and best price for each of our products. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the direction of the correction. In addition to retroactive rebates (and interest, if any), if we are found to have knowingly submitted false information to the government, the statute provides for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

Federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Services (“PHS”) pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor patients.

Risks Relating to the Offering

Future sales of our shares could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering, there will be 250,558,276 shares of our common stock outstanding. The 70,600,000 shares of common stock being sold in this offering (or 77,660,000 shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 thereunder. The Sponsors have the right, subject to certain conditions, to cause us to register 152,181,648 of these shares at specified times following the consummation of this offering. In addition, our bye-laws permit the issuance of up to approximately

249,441,724 additional shares of common stock after this offering. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering. See “Shares Eligible for Future Sale.”

We, our directors and executive officers and our owners have agreed with the underwriters not to sell, dispose of, or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. However, this agreement is subject to a number of exceptions that may result in sales prior to the expiration of the 180-day period. In addition, Goldman, Sachs & Co. may consent to the release of some or all of these shares that are subject to lock-up agreements for sale prior to the expiration of the applicable lock-up agreement. Immediately after the expiration of the 180-day lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements, or may be registered for sale pursuant to the registration rights described above.

In addition, prior to the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register up to 6,500,000 shares of our common stock for issuance under the Equity Incentive Plan. As awards under this plan are granted, vest and are exercised, subject to certain limitations under the management shareholders agreement, the shares issued on exercise generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates. Upon completion of this offering, options to purchase 3,079,640 shares of our common stock will be outstanding (of which options to acquire 479,430 shares of common stock will be vested upon completion of this offering).

The market price of our common stock may be volatile, which could cause the value of your investment to decline significantly.

Securities markets worldwide experience significant price and volume fluctuations in response to general economic and market conditions and their effect on various industries. This market volatility could cause the price of our common stock to decline significantly and without regard to our operating performance. In addition, the market price of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of public market analysts and investors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or expected fluctuations in our operating results;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	conditions in our industry generally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise additional capital;

•	changes in market prices for our products; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

Furthermore, prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for quotation on the Nasdaq Global Market, an active public market for our common stock may not develop. The price of our common stock in this offering has been determined through negotiations between us and the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.

Provisions of our bye-laws could delay or prevent a takeover of us by a third party.

Our bye-laws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock. For example, our bye-laws:

•	permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board;

•	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings;

•	stagger the terms of our board of directors into three classes;

•	limit the ability of stockholders to remove directors;

•	prohibit stockholders from filling vacancies on our board of directors for so long as a quorum of directors exists; and

•	require the approval of at least a majority of the voting power of the shares of our capital stock entitled to vote generally in the election of directors for stockholders to amend or repeal our bye-laws.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over the market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

Because our Sponsors control us and will, if they act collectively, continue to control us after this offering, the influence of our public shareholders over significant corporate actions may be limited, and conflicts of interest between our Sponsors and us or you could arise in the future.

After the consummation of this offering, our Sponsors will collectively beneficially own approximately 60.7% of our outstanding common stock and will collectively own approximately 58.2% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full. As a result, if our Sponsors act collectively, they could exercise control over the composition of our board of directors and could control the vote of our common stock. If this were to occur, our Sponsors could have effective control over our decisions to enter into any corporate transaction and could have the ability to prevent any transaction that requires the approval of equityholders regardless of whether or not other equityholders or noteholders believe that any such transactions are in their own best interests. For example, if our Sponsors act collectively, they effectively could cause us to make acquisitions that increase our indebtedness or sell revenue-generating assets. Additionally, our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as our Sponsors continue to own a significant amount of our equity, even if such amount is less than 50%, and they exercise their shareholder rights collectively, they would continue to be able to significantly influence or effectively control our decisions.

If you purchase shares in this offering, you will experience immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors who purchase shares of our common stock in this offering will suffer immediate dilution of $21.30 per share in the net tangible book value per share. See “Dilution.”

We will incur increased costs as a result of being a public company, which may divert management attention from our business and adversely affect our financial results.

As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of the Nasdaq Global Market. These requirements might place a strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and operating results. Furthermore, we might not be able to retain our independent directors or attract new independent directors for our committees.

We are incorporated in Bermuda, and Bermuda law differs from the laws in effect in the United States and may afford less protection to stockholders.

Our stockholders may have more difficulty protecting their interests than would stockholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda (the “Companies Act”). The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and stockholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, stockholder lawsuits and indemnification of directors. See “Description of Capital Stock.”

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Stockholders of Bermuda companies generally do not have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his or her duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his or her conduct and the loss suffered.

In addition, our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director or to recover any gain, personal profit or advantage to which such officer or director is not legally entitled. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We are a Bermuda company and it may be difficult for you to enforce judgments against us.

We are incorporated in Bermuda and a substantial portion of our assets are or may be located in jurisdictions outside the United States. It may therefore be difficult for investors to effect service of process against us or to enforce against us judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition to and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including, without limitation, statements concerning the conditions in our industry, expected cost savings, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements and information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under “Risk Factors” and elsewhere in this prospectus.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements:

•	competitive factors in the industry in which we operate;

•	our ability to protect our intellectual property;

•	a delay in qualifying our manufacturing facility to produce our products or production or regulatory problems with either third party manufacturers upon whom we may rely for some of our products or our own manufacturing facility;

•	pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems, the continued consolidation of the distribution network through which we sell our products, including wholesale drug distributors and the growth of large retail drug store chains;

•	government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals;

•	the loss of key senior management or scientific staff;

•	an increase in litigation, including product liability claims and patent litigation;

•	our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing and marketing new products, obtain regulatory approval and customer acceptance of those products, and continued customer acceptance of our existing products;

•	our ability to successfully complete the implementation of a company-wide enterprise resource planning system without disrupting our business;

•	our substantial indebtedness; and

•	the other factors that are described under “Risk Factors.”

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $1.0 billion, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to:

•	pay approximately $405.0 million to reduce the $1,621.9 million (as of June 30, 2006) of debt outstanding under our $1,790.0 million senior secured credit facility (which would otherwise mature on January 18, 2012 and bears an interest rate of LIBOR plus 2.75%);

•	pay approximately $228.4 million to repurchase a portion of the $600.0 million 8 3/4% senior subordinated notes due 2015 issued by Warner Chilcott Corporation, our wholly-owned U.S. subsidiary (the “notes”), which includes an $18.4 million premium payable in connection with such repurchase;

•	pay approximately $327.2 million to repurchase 286,115 Preferred Shares issued by Warner Chilcott Holdings Company II, Limited; and

•	pay approximately $27.4 million as a termination fee to our Sponsors under an advisory services and monitoring agreement.

We intend to use the remainder of the net proceeds for general corporate purposes.

The expected sources and uses of funds in connection with this offering are summarized in the table below:

Sources of Funds		Uses of Funds
(in millions)
Proceeds to us from initial public offering of common stock	$1,059	Reduction of debt outstanding under senior secured credit facility	$405
		Repurchase of notes, including a premium of $18 million(1)	228
		Repurchase of Preferred Shares(2)	327
		Transaction expenses
		Payment of termination fee to Sponsors(3)	27
		Estimated fees and expenses of this offering(4)	53
		General corporate purposes	19

Total Sources of Funds	$1,059	Total Uses of Funds	$1,059

(1)	Represents 108.750% of the principal amount of the notes.

(2)	Represents the liquidation preference of $1,000 per Preferred Share plus an amount equal to all accumulated, accrued and unpaid dividends to the redemption date (assumed to be September 27, 2006) for the 286,115 Preferred Shares redeemed in connection with the offering. The remaining 118,246 Preferred Shares converted into 9,480,310 Class A common shares prior to this offering.

(3)	Represents the net present value of the amount of aggregate quarterly fees that would otherwise have been payable to the Sponsors from the date of termination (the date of this prospectus) until the expiration of the agreement (January 18, 2012), calculated using a discount rate equal to the ten-year treasury rate on such termination date (4.729%).

(4)	Fees and expenses consist of:

Underwriters’ discounts and commissions	$50.3
Printing fees	0.4
Legal fees	1.1
Audit fees	1.0
Other fees	0.5
Total fees and expenses .	53.3

We incurred $1,420.0 million, net of issuance expenses of approximately $55.4 million, under our senior secured credit facility and $600.0 million in 8 3/4% senior subordinated notes due 2015 on January 18, 2005 to fund a portion of the Acquisition. We incurred an additional $200.0 million and $40.0 million under our senior secured credit facility to fund our acquisition of the U.S. rights to Dovonex from Bristol-Myers and a final milestone payment due to LEO Pharma upon FDA approval of Taclonex in January and February 2006, respectively. See Note 10 of the Notes to the Consolidated Financial Statements. Following the offering and application of the proceeds as described above, we will have $1,216.9 million of debt outstanding under our senior secured credit facility and $390.0 million of the 8 3/4% senior subordinated notes due 2015 will remain outstanding.

We will not receive any of the net proceeds from the sale of shares by the selling stockholders in connection with any exercise of the underwriters’ option to purchase additional shares.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and we intend to retain our future earnings, if any, to fund the growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as any other factors that the board of directors, in its sole discretion, may consider relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis to reflect (i) the conversion of all outstanding shares of Class L common stock into Class A common stock, (ii) the conversion of 120,320 Preferred Shares into 9,480,310 shares of Class A common stock and (iii) the sale by us of 70,600,000 shares of common stock pursuant to this offering at the initial public offering price of $15.00 per share and the application of the net proceeds therefrom as described under “Use of Proceeds.”

This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	June 30, 2006
	Actual	As Adjusted
(in millions), except share and per share data
Cash and cash equivalents	$44.4	$65.7

Long-term indebtedness:
Senior secured revolving credit facility drawdowns(1)	$—	$—
Secured term loan(2)	1,621.9	1,216.9
Senior subordinated notes	600.0	390.0

Total long-term indebtedness	2,221.9	1,606.9

Preferred Stock in subsidiary(3), $0.01 par value per share, 600,000 shares authorized, 404,439 issued and 404,361 shares outstanding; none outstanding, as adjusted	453.7	—

Shareholders’ equity:
Class A common shares, $0.01 par value per share, 117,380,000 shares authorized, 93,287,355 shares issued and 93,203,492 shares outstanding, actual; 229,723,628 issued and 249,091,115 outstanding, as adjusted	0.9	2.5
Class L common shares, $0.01 par value per share, 12,820,000 shares authorized, 10,671,502 shares issued and 10,669,441 shares outstanding, actual; none issued and outstanding, as adjusted	0.1	—
Treasury stock, at cost, 83,863 Class A common shares; 2,061 Class L common shares, actual; 490,013 Class A common shares, as adjusted	(0.2)	(6.3)
Additional paid-in capital	884.8	2,037.4
Accumulated deficit	(620.6)	(699.1)
Accumulated other comprehensive income	8.4	8.4

Total shareholders’ equity	273.4	1,342.9

Total capitalization	$2,949.0	$2,949.8

(1)	Our senior secured credit facility includes a revolving credit facility providing for loans of up to $150.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Senior secured credit facility” and Note 9 of the Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2006.

(2)	Our senior secured credit facility provides for term loans in an aggregate principal amount of $1,640.0 million, including a senior secured term loan in the amount of up to $1,400.0 million, all of which was drawn immediately prior to closing the Acquisition, and a delayed-draw senior secured term loan in the amount of up to $240.0 million, which was drawn in early 2006 for the purpose of acquiring the exclusive U.S. sales and marketing rights to Dovonex and making a $40.0 million milestone payment to LEO Pharma following FDA approval of Taclonex. Our senior secured credit facility also provides for an uncommitted incremental term loan facility in an aggregate principal amount of up to $250.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Senior Secured Credit Facility” and Note 9 of the Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2006.
(3)	Warner Chilcott Holdings Company II, Limited issued 404,439 Preferred Shares in connection with the Transactions. We intend to use a portion of the net proceeds from this offering to repurchase 284,041 Preferred Shares of Warner Chilcott Holdings Company II, Limited. The remaining 120,320 Preferred Shares will convert to 9,480,310 Class A common shares prior to this offering.

DILUTION

The net tangible book deficit of our company as of June 30, 2006 was $2,184.4 million or $23.44 per share of Class A common stock. Net tangible book value per share is determined by dividing the tangible net worth of our company, total book value of tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the 70,600,000 shares of common stock in this offering at the initial public offering price of $15.00 per share and the receipt and application of the net proceeds as described in “Use of Proceeds,” our pro forma net tangible book deficit at June 30, 2006 would have been $1,568.7 million or $6.30 per share. This represents an immediate decrease in pro forma net tangible book deficit to existing stockholders of $17.14 per share and an immediate dilution to new investors of $21.30 per share. The following table illustrates this per share dilution:

Initial public offering price		$15.00
Net tangible book value deficit per share as of June 30, 2006	$(23.44)
Increase in net tangible book value per share attributable to new investors	17.14

Pro forma net tangible book value per share after offering and related conversion of the Class L common shares and 120,320 Preferred Shares to Class A common shares		(6.30)

Dilution per share to new investors		$21.30

Dilution is determined by subtracting net tangible book value per share after the offering from the initial public offering price per share.

The following table sets forth, on a pro forma basis, as of June 30, 2006, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors in this offering, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in millions)
Existing shareholders	172,256,075	70.9%	$1,000.2	48.6%	$5.81
New investors	70,600,000	29.1	1,059.0	51.4	$15.00

Total	242,856,075	100.0%	$2,059.2	100.0%	$8.48

The foregoing tables give effect to the conversion of all outstanding shares of Class L common stock and 120,320 Preferred Shares into Class A common shares. Such tables (i) assume no exercise of the underwriters’ over-allotment option; (ii) assume no exercise of stock options to purchase 1,917,720 shares of common stock outstanding as of June 30, 2006; and (iii) exclude grants of 6,181,599 Class A common shares to employees in connection with the Acquisition or pursuant to our Equity Incentive Plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-based Compensation” and “Management—Equity Incentive Plan.”

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Dovonex Acquisition

On January 1, 2006 we acquired the U.S. sales and marketing rights to the Dovonex branded prescription pharmaceutical products in the United States. We purchased the rights to the Dovonex products and inventory on hand at December 31, 2005 from Bristol-Myers for $205.2 million plus a royalty on Dovonex net sales through 2007. The total purchase price was allocated based on fair values of inventory ($6.7 million) and intangible assets ($198.5 million), which have a useful life of 15 years. We funded the acquisition by borrowing $200.0 million under our delayed-draw term loan facility put in place specifically for this purpose. The transaction did not include the purchase of any facilities or tangible assets other than inventory and we did not assume any employees or other liabilities. We also entered into an agreement with LEO Pharma under which LEO Pharma will supply us with our future requirements for Dovonex products. The following unaudited pro forma consolidated statement of operations has been derived by the application of pro forma adjustments to our historical consolidated financial statements to give effect to our acquisition of the Dovonex product line. A pro forma balance sheet is not required due to the fact that the Dovonex transaction is included in our most recent balance sheet as of June 30, 2006.

As discussed in notes 1 and 2 to the above-referenced audited special purpose financial statements, Bristol-Myers did not account for the Dovonex product line as a separate entity and, accordingly, it is not possible for us to present full financial statements for the Dovonex product line. Instead, the audited special purpose financial statements reflect the revenues and related costs of sale and other selling, general and administrative, distribution, marketing and research and development costs directly associated with producing the revenues reflected in those statements. The audited special purpose financial statements, and the unaudited pro forma consolidated statement of operations that we have prepared on the basis of those special purpose statements, do not, however, reflect other costs that are not directly related to the Dovonex product line such as corporate overhead or interest charges. Such costs may have been significant historically and could be significant in the future. Accordingly, as noted below, the unaudited pro forma consolidated statement of operations may not be indicative of our future operating results and we encourage you not to place undue reliance on them.

The Offering

Pro forma adjustments for this offering reflect (i) the issuance of Class A common stock in order to generate sufficient proceeds to repay a portion of our existing indebtedness and redeem 269,361 Preferred Shares, (ii) the conversion of 135,000 Preferred Shares into 9,480,310 Class A common shares and (iii) the use of $615.0 million of our net proceeds from this offering to repay a portion of our existing indebtedness. Pro forma adjustments for this offering exclude certain one-time, nonrecurring expenses.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 gives effect to each of the Dovonex transaction and this offering and the use of proceeds therefrom as if they had occurred on January 1, 2005. The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2006 gives effect to this offering and the use of proceeds therefrom as if it occurred on January 1, 2005. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma consolidated statements of operations should not be considered indicative of actual results that would have been achieved had the acquisition of the Dovonex product line or this offering occurred on the date indicated and does not purport to indicate the results of operations for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated statements of operations will prove to be correct.

The unaudited pro forma consolidated statements of operations should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and related notes thereto and the audited special purpose financial statements of net sales and certain costs and expenses for the Dovonex product line of Bristol-Myers included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2005

(dollar amounts in thousands)

	As reported
	Warner Chilcott	Dovonex(1)	Dovonex Adjustments		Pro forma	Offering Adjustments(8)	Pro forma As Adjusted
Revenue	$515,253	$131,718	$(20,924	)(2)	$626,047	$—	$626,047
Costs, Expenses and Other:
Cost of sales (excluding amortization and impairment of intangible assets)	95,224	38,757	11,296	(3)	145,277		145,277
Selling, general and administrative	162,670	18,153	(20,599	)(4)	160,224	1,662	161,886
Impairments of intangible assets	38,876				38,876		38,876
Research and development	58,636				58,636		58,636
Amortization of intangible assets	233,473		13,236	(5)	246,709		246,709
Acquired in-process R&D	280,700				280,700		280,700
Transaction costs	35,975				35,975		35,975
Interest income	(1,459)				(1,459)		(1,459)
Interest expense	149,393		8,252	(6)	157,645	(49,696)	107,949
Accretion on preferred stock in subsidiary	31,533	—	—		31,533	(31,533)	—

(Loss) / Income Before Taxes	(569,768)	74,808	(33,109)		(528,069)	79,567	(448,502)
(Benefit) / provision for income taxes	(13,122)		834	(7)	(12,288)	9,303	(2,985)

Net (Loss) / Income	$(556,646)	$74,808	$(33,943)		$(515,781)	$70,264	$(445,517)

Weighted average shares outstanding (in thousands):
Class A—Basic	88,311						223,295
Class A—Diluted	88,311						223,295
Class L—Basic	10,642						—
Class L—Diluted	10,668						—

Earnings (loss) per share:
Class A—Basic(10)	$(7.19)						$(2.00)
Class A—Diluted(10)	$(7.19)						$(2.00)
Class L—Basic	$7.35						—
Class L—Diluted	$7.34						—

See Notes to Unaudited Pro Forma Consolidated Statements of Operations

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2006

(dollar amounts in thousands)

	As Reported Warner Chilcott	Offering Adjustments(9)	Proforma As Adjusted
Revenue	$353,431	$—	$353,431
Costs, Expenses and Other:
Cost of sales (excluding amortization of intangible assets)	69,018		69,018
Selling, general and administrative	99,307	(786)	98,521
Research and development	14,657		14,657
Amortization of intangible assets	121,974		121,974
Interest income	(785)		(785)
Interest expense	91,899	(27,261)	64,638
Accretion on preferred stock in subsidiary	17,706	(17,706)	—

(Loss) / Income Before Taxes	(60,345)	45,753	(14,592)
(Benefit) / provision for income taxes	3,617	5,601	9,218

Net (Loss) / Income	$(63,962)	$40,152	$(23,810)

Weighted average shares outstanding (in thousands):
Class A—Basic	89,337		224,351
Class A—Diluted	89,337		224,351
Class L—Basic	10,671		—
Class L—Diluted	10,671		—

Earnings (loss) per share:
Class A—Basic(10)	$(1.21)		$(0.11)
Class A—Diluted(10)	$(1.21)		$(0.11)
Class L—Basic	$4.14		—
Class L—Diluted	$4.14		—

See Notes to Unaudited Pro Forma Consolidated Statements of Operations

Notes to Unaudited Pro Forma Consolidated Statements of Operations

(dollar amounts in thousands)

(1) The audited, special purpose statements of net sales and certain costs and expenses for the Dovonex product line prepared by Bristol-Myers represent the best historical financial information reasonably available to us. The special purpose statements, which were prepared in accordance with generally accepted accounting principles in the United States, show the net revenues from Dovonex for the relevant periods, the expenses directly attributable to the Dovonex product line and allocations of certain selling expenses deemed reasonable by Bristol-Myers’ management. Bristol-Myers did not account for the Dovonex product line as a separate entity and full financial statements for the Dovonex product line were not prepared by Bristol-Myers as the separate and distinct accounts necessary to present full financial statements for the Dovonex product line were not maintained by Bristol-Myers.

(2) The Dovonex pro forma adjustment to revenue reflects the elimination of the $20,924 of revenue earned and recorded by us in the year ended December 31, 2005 under the Dovonex co-promotion agreement.

(3) The Dovonex pro forma adjustment to cost of sales reflects the incremental expense that we would have incurred under the supply agreement that we entered into with LEO Pharma and the royalties on Dovonex net sales payable to Bristol-Myers. Under the supply agreement with LEO Pharma and the royalty payable to Bristol-Myers, our pro forma cost of sales associated with $131,718 of pro forma Dovonex net sales would have been $11,296 more than the $38,757 reported by Bristol-Myers for the year ended December 31, 2005.

(4) The Dovonex pro forma adjustment to selling, general and administrative expenses is comprised of two items: (i) the elimination of $20,924 of selling, general and administrative expense related to the Dovonex co-promotion agreement in the year ended December 31, 2005 recorded by Bristol-Myers, and (ii) the addition of $325 of expense representing an estimate of the additional distribution costs that we would have incurred in the year ended December 31, 2005. During the year ended December 31, 2005 we promoted the Dovonex product line on behalf of Bristol-Myers under the co-promotion agreement. The selling, general and administrative and marketing expenses directly associated with generating the net sales of Dovonex recorded by Bristol-Myers in the year ended December 31, 2005 were incurred by us and are included in our actual results of operations for the year.

(5) The Dovonex pro forma adjustment to amortization expense represents the additional amortization that we would have recognized in the year ended December 31, 2005 if the acquisition of Dovonex had taken place on January 1, 2005. The fair value assigned to the intangible assets ($198,536) is amortized over a fifteen-year useful life on a straight-line basis.

(6) The Dovonex pro forma adjustment to interest expense represents the additional interest that we would have incurred if we had borrowed $205,176 on January 1, 2005 to fund the $198,536 paid to Bristol-Myers to acquire the U.S sales and marketing rights to the Dovonex product line and to fund the purchase of Bristol-Myers’ inventory of Dovonex products as of January 1, 2005 for $6,640, with the increase in interest expense offset in part by the elimination of $2,651 representing the 1 3/8% commitment fee on our $200,000 delayed-draw term loan facility included in our actual interest expense in the year ended December 31, 2005. It is assumed that $200,000 would have been borrowed under the delayed-draw term loan facility with interest at a rate of LIBOR + 2.75% and the remaining $5,176 would have been borrowed under the revolving credit facility with interest at a rate of LIBOR + 2.50%. LIBOR as of the first business day of 2005 was 2.57%. Based on the borrowings above, a  1/8% change in interest rates would impact net income by approximately $251 for the year ended December 31, 2005.

(7) The tax impact on the Dovonex pro forma adjustments has been calculated at the applicable statutory tax rate (2.0%) for the year ended December 31, 2005.

(8) Pro forma offering adjustments for the year ended December 31, 2005 are as follows:

•	the issuance of 58,957,421 shares of Class A common stock in order to generate sufficient proceeds to repay a portion of our existing indebtedness and retire a portion of the Preferred Shares issued by our subsidiary;

•	the redemption of 269,361 Preferred Shares and conversion of 135,000 Preferred Shares into 9,480,310 Class A common shares;

•	the repayment of $615,000 of our existing indebtedness which results in the following decreases to interest expense: (i) $17,511 related to the redemption of $210,000 of our senior subordinated notes, (ii) $28,852 related to the $405,000 reduction in our senior secured credit facility and (iii) $3,333 related to deferred loan cost amortization;

•	adjustments to selling, general and administrative expenses of (i) $6,593 for additional stock- based compensation expense relating to restricted common shares and options to purchase common shares that we will issue upon completion of the offering and (ii) a decrease of $4,931 related to our sponsor advisory and management fee;

•	the income tax effect of these transactions at the applicable statutory rate.

The pro forma adjustments exclude certain one-time, nonrecurring expenses totaling approximately $82,459. The excluded items have no continuing impact on our operations and consist of (i) $18,375 for an interest premium directly related to the early repayment of our senior subordinated notes, (ii) a $23,965 write-off of a portion of our deferred loan costs related to the repayment of debt, (iii) a $26,729 termination payment related to the buyout of our sponsor advisory and management fee and (iv) $13,390 of compensation expense related to the grant of one-time, special bonus Class A shares to certain executive officers in connection with the offering, which vest immediately at the completion of the offering.

(9) Pro forma offering adjustments for the six months ended June 30, 2006 are as follows:

•	the issuance of 58,957,421 shares of Class A common stock in order to generate sufficient proceeds to repay a portion of our existing indebtedness and retire a portion of the Preferred Shares issued by our subsidiary;

•	the redemption of 269,361 Preferred Shares and conversion of 135,000 Preferred Shares into 9,480,310 Class A common shares;

•	the repayment of $615,000 of our existing indebtedness which results in the following decreases to interest expense: (i) $9,399 related to the redemption of $210,000 of our senior subordinated notes, (ii) $16,204 related to the $405,000 reduction in our senior secured credit facility and (iii) $1,658 related to deferred loan cost amortization;

•	adjustments to selling, general and administrative expenses of (i) $1,714 for additional stock- based compensation expense relating to restricted common shares and options to purchase common shares that we will issue upon completion of the offering and (ii) a decrease of $2,500 related to our sponsor advisory and management fee;

•	the income tax effect of these transactions at the applicable statutory rate.

The pro forma adjustments exclude certain one-time, nonrecurring expenses totaling approximately $82,459. The excluded items have no continuing impact on our operations and consist of (i) $18,375 for an interest premium directly related to the early repayment of our senior subordinated notes, (ii) a $23,965 write-off of a portion of our deferred loan costs related to the repayment of debt,

(iii) a $26,729 termination payment related to the buyout of our sponsor advisory and management fee and (iv) $13,390 of compensation expense related to the grant of one-time, special bonus Class A shares to certain executive officers in connection with the offering, which vest immediately at the completion of the offering.

(10) Pro forma basic earnings (loss) per common share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Pro forma diluted earnings per common share is computed by dividing earnings (loss) available to common stockholders by the sum of weighted average common shares outstanding plus dilutive common shares for the period. Pro forma basic and diluted common shares also include the number of shares from this offering whose proceeds were used for the repayment of debt and the retirement of the preferred stock in our subsidiary. Because we recognized a pro forma net loss for all periods presented, the effects from the exercise of any outstanding stock options or the vesting of shares of restricted stock during such period would have been antidilutive. Accordingly, they have not been included in the presentation of diluted net income (loss) per common share.

Prior to the offering (i) all outstanding shares of Class L common shares will be converted into Class A common shares, (ii) 135,000 Preferred Shares will be converted into 9,480,310 Class A common shares and (iii) we will issue restricted Class A common shares and share options to employees. Pro forma basic and diluted net income (loss) per common share has been computed after giving effect to the above transactions.

The following table sets forth the computation of pro forma basic and diluted net income (loss) per share (in thousands, except per share amounts):

Year Ended December 31, 2005
Numerator: Net loss	$(445,517)

Denominator:
Weighted average Class A common shares outstanding	88,311
Add:
Class A common shares from this offering whose proceeds would be used for the repayment of debt and retirement of preferred stock	58,957
Adjustment to reflect weighted average effect of the assumed conversion of Class L common shares to Class A common shares	66,486
Adjustment to reflect weighted average effect of the assumed conversion of Preferred Shares to Class A common shares	9,482
Issuance of restricted Class A common shares to employees	59

Denominator for pro forma calculation	223,295

Pro forma Earnings (loss) per share—Basic and diluted	$(2.00)

Six Months Ended June 30, 2006
Numerator: Net loss	$(23,810)

Denominator:
Weighted average Class A common shares outstanding	89,337
Add:
Class A common shares from this offering whose proceeds would be used for the repayment of debt and retirement of Preferred Shares	58,957
Adjustment to reflect weighted average effect of the assumed conversion of Class L common shares to Class A common shares	66,486
Adjustment to reflect weighted average effect of the assumed conversion of Preferred Shares to Class A common shares	9,482
Issuance of restricted Class A common shares to employees	89

Denominator for pro forma calculation	224,351

Pro forma Earnings (loss) per share—Basic and diluted	$(0.11)

In addition to the shares issued in this offering that will be used to repay debt and redeem preferred shares, we will issue an additional 11,642,579 shares, the proceeds of which will be used to make certain one-time payments and pay fees and expenses. After giving further pro forma effect to the issuance of such shares as of January 1, 2005, our earnings (loss) per share would have been $(1.90) and $(0.10) during the year ended December 31, 2005 and the six months ended June 30, 2006. The remaining additional number of shares outstanding after completion of the offering on an actual basis compared to the pro forma shares outstanding set forth above reflects continued accretion of the conversion rate on the Class L common shares from January 1, 2005 (when the offering is assumed to have occurred for purposes of the pro forma financial statements) to the date of the offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial and other data. Except for the data relating to the year ended December 31, 2005 and the six months ended June 30, 2005 and 2006, all data below reflects the consolidated financial and other data of the Predecessor. The year ended December 31, 2005 and the six months ended June 30, 2005 are our first fiscal year and fiscal half year, respectively, following the Acquisition. The financial statements relating to this period reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were ours. The period included only two business days and the impact on the results of operations during the period was not material. Our fiscal year ends on December 31 versus the Predecessor’s year-end of September 30.

The selected consolidated financial data as of and for the year ended December 31, 2005, as of and for the quarter ended December 31, 2004 and for the years ended September 30, 2003 and September 30, 2004 presented in this table have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data as of September 30, 2001, 2002, 2003 and 2004 and for the fiscal years ended September 30, 2001 and 2002 presented in this table are derived from our audited consolidated financial statements and related notes which are not included in this prospectus. The selected consolidated financial data as of December 31, 2003 and for the quarter ended December 31, 2003 presented in this table have been derived from our unaudited consolidated financial statements and related notes for such period which are not included in this prospectus. The selected consolidated financial data as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 presented in this table have been derived from our unaudited condensed consolidated financial statements and related notes for such periods included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 2005 is derived from our unaudited condensed consolidated financial statements and related notes which are not included in this prospectus.

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended September 30,				Transition Period Quarter Ended December 31,		Fiscal Year Ended December 31,	Six Months Ended June 30,
	Predecessor				Predecessor	Predecessor	Successor
	2001	2002	2003	2004	2003	2004	2005	2005	2006(1)
					(Unaudited)	(Restated)		(Unaudited)
(dollars and share amounts in thousands, except per share amounts)
Statement of Operations Data:
Total revenue(2)(3)	$117,323	$172,231	$365,164	$490,248	$124,789	$136,893	$515,253	$247,772	$353,431
Costs and expenses:
Cost of sales(a)(4)	18,417	19,366	42,042	53,488	11,408	34,529	95,224	55,883	69,018
Selling, general and administrative(4)	42,909	47,174	124,786	146,205	37,745	41,463	162,670	83,233	99,307
Impairment of intangible assets	—	—	—	—	—	—	38,876	—	—
Research and development	8,808	16,000	24,874	26,558	6,692	4,608	58,636	12,784	14,657
Amortization of intangible assets(4)	24,474	18,252	38,106	52,374	13,185	21,636	233,473	120,700	121,974
Acquired in-process research and development(4)	—	—	—	—	—	—	280,700	280,700	—
Transaction costs(4)	—	—	—	—	—	50,973	35,975	35,975	—
Net interest expense(4)	16,788	18,916	7,686	9,256	3,152	1,214	147,934	67,306	91,114
Accretion on preferred stock of subsidiary(5)	—	—	—	—	—	—	31,533	14,636	17,706

Income (loss) before taxes	5,927	52,523	127,670	202,367	52,607	(17,530)	(569,768)	(423,445)	(60,345)
Provision (benefit) for income taxes	2,897	18,858	41,380	59,390	12,312	11,558 (b)	(13,122)	(4,937)	3,617

Income (loss) from continuing operations	3,030	33,665	86,290	142,977	40,295	(29,088)	(556,646)	(418,508)	(63,962)

Discontinued operations, net of tax(6)	13,396	111,511	9,865	8,711	2,405	—	—	—	—

Net income (loss)	$16,426	$145,176	$96,155	$151,688	$42,700	$(29,088)	$(556,646)	$(418,508)	$(63,962)

Per Share Data(7):
Earnings (loss) per share—basic
Class A	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	$(7.19)	$(5.16)	$(1.21)
Class L	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	$7.35	$3.40	$4.14
Earnings (loss) per share—diluted
Class A	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	$(7.19)	$(5.16)	$(1.21)
Class L	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	$7.34	$3.39	$4.14
Weighted average shares outstanding—basic
Class A	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	88,311	88,109	89,337
Class L	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	10,642	10,633	10,671
Weighted average shares outstanding—diluted
Class A	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	88,311	88,109	89,337
Class L	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	10,668	10,665	10,671
Balance Sheet Data (at period end):
Cash and cash equivalents	$281,354	$315,571	$88,571	$186,251	$167,500	$229,565	$11,502	$30,680	$44,391
Total assets(4)(8)(9)	1,150,039	1,072,231	1,456,419	1,419,295	1,614,403	1,454,243	3,018,215	3,151,226	3,214,138
Total long-term debt(4)(9)(10)	238,715	49,158	341,078	191,701	341,582	192,199	1,989,500	1,996,500	2,221,900
Preferred stock in subsidiary(5)	—	—	—	—	—	—	435,925	417,649	453,695
Shareholders’ equity(4)(8)	738,183	909,007	997,125	1,126,640	1,051,701	1,104,087	332,510	460,958	273,451

	Year Ended December 31,	Six Months Ended June 30,
	Successor
	2005	2006(1)
		(unaudited)
Pro Forma Income Statement Data(11):
Pro forma net (loss)	$(445,517)	$(23,810)
Pro forma earnings (loss) per share—basic Class A	$(2.00)	$(0.11)
Pro forma earnings (loss) per share—diluted Class A	$(2.00)	$(0.11)
Weighted average Class A common shares outstanding:
Basic	223,295	224,351
Diluted	223,295	224,351

(a)	Excludes amortization and impairment of intangible assets.
(b)	Restated. See Note 2 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 included elsewhere in this prospectus for a description.
(1)	During the six months ended June 30, 2006 we completed the acquisition of the U.S. sales and marketing rights to Dovonex for $205.2 million and paid the final milestone payment for Taclonex of $40.0 million. We borrowed $240.0 million in connection with these transactions and recorded $238.5 million in intangible assets. Revenues included in the six months ended June 30, 2006 were $73.7 million for Dovonex.
(2)	The increase in product revenues from fiscal year 2002 to fiscal year 2003 and from fiscal year 2003 to fiscal year 2004 was in part attributable to product acquisitions.
(3)	We sold the U.S. and Canadian rights to our then-marketed Loestrin products to Duramed in March 2004. Following this sale, we continued to earn revenue from supplying Loestrin to Duramed under a supply agreement. Our total revenue for fiscal years 2004 and 2003, excluding revenue attributable to Loestrin product sales, was $464.0 million and $326.6 million, respectively.
(4)	Completing the Acquisition affected our financial condition, results of operations and cash flows in the following ways:
a.	In the quarter ended December 31, 2004 we incurred $51.0 million of transaction costs and $3.7 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition; and
b.	During the six months ended June 30, 2005 we completed the Acquisition for total consideration of $3,152.1 million, which was funded by approximately $1,283 million of equity contributions, $1,420.0 million of senior secured debt, $600.0 million of 8 3/4% senior subordinated notes due 2015 and cash on hand. We recorded adjustments to the fair value of our assets and liabilities as of the date of the Acquisition. In the year ended December 31, 2005 the following items were included in our operating results:

•	a charge of $22.4 million in cost of sales representing the write-off of the purchase price allocated to the fair value of our opening inventory,

•	$7.8 million of incremental selling, general and administrative costs directly related to the closing of the Acquisition,

•	a $4.9 million charge in selling, general and administrative expenses for the management fee to the Sponsors,

•	increased amortization expense resulting from the write-up of our identified intangible assets,

•	a $280.7 million write-off of acquired in-process research and development,

•	$36.0 million of transaction costs, and

•	increased interest expense from the indebtedness we incurred to complete the Acquisition.

(5)	Our wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited, issued 404,439 Preferred Shares in connection with the Transactions. The Preferred Shares are entitled to cumulative preferential dividends at an accretion rate of 8% per annum, compounded quarterly. We intend to use a portion of the net proceeds from this offering to repurchase 284,041 Preferred Shares of Warner Chilcott Holdings Company II, Limited.
(6)	Discontinued operations represented our pharmaceutical services businesses, which were Interactive Clinical Technologies, Inc. (sold in August 2002), our Clinical Trial Services business (sold in May 2002) and our Chemical Synthesis Services business (sold in December 2001). In addition, in December 2003, we sold our Pharmaceutical Development and Manufacturing Services business, in April 2004 we sold our U.K. Pharmaceutical Sales and Marketing business and in May 2004 we sold our U.K.-based sterile solutions business. We received $343.0 million of proceeds net of costs for the sale of these businesses. The high level of discontinued operations in 2002 is due to the gain on disposal of our above-mentioned pharmaceutical services business of $101.1 million, net of taxes of $3.9 million. No business was divested in fiscal year 2003. The discontinued operations for fiscal year 2004 included a gain on disposal of $5.4 million, net of a tax charge of $11.8 million on the sale of our Pharmaceutical Development and Manufacturing Services business, our U.K. Pharmaceutical Sales and Marketing business and our U.K.-based sterile solutions business.
(7)	The Company purchased all outstanding shares of the Predecessor as part of the Acquisition, making the Predecessor’s earnings per share not comparable to the Successor’s earnings per share. The Successor is in a net loss position for all 2005 and 2006 periods presented. The effect from the exercise of outstanding stock options and the vesting of restricted shares during the periods would have been anti-dilutive. Accordingly, the shares issuable upon exercise of such stock options and the restricted shares have not been included in the calculation of diluted earnings per share. Any dilutive shares will have an anti-dilutive effect.
(8)	Reflects the issuance of 26.5 million ordinary shares (6.6 million ADS equivalents) in relation to our July 2001 equity offering raising proceeds of approximately $268.0 million net of fees. In 2002, we repurchased 2 million ordinary shares (0.5 million ADS equivalents). In 2004, we repurchased 2.8 million ordinary shares (0.7 million ADS equivalents).
(9)	Reflects the acquisition of products for approximately $650.0 million in 2003, financed with cash on hand and $350.0 million in long-term debt.
(10)	Reflects the repayment of a total of $249.3 million in long-term debt in 2002.
(11)	Adjusted to give effect to this offering and application of the proceeds therefrom as described in “Use of Proceeds” and giving effect to our acquisition of the U.S. sales and marketing rights for Dovonex as if they had occurred on January 1, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis in conjunction with the consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this prospectus. In addition, the following discussion and analysis does not include the results from our discontinued operations, unless otherwise indicated. This discussion and analysis contains forward-looking statements. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Unless otherwise noted or the context otherwise requires, references in this prospectus to “Warner Chilcott,” “the Company,” “our company,” “we,” “us” or “our” for periods after the Acquisition Date refer to the Successor and for periods prior to the Acquisition Date refer to the historical operations of the Predecessor. All references in this discussion and analysis to “fiscal year” are to the twelve months ended September 30 of the year referenced, except for “fiscal year 2005,” which refers to the twelve months ended December 31, 2005.

Overview

We are a leading specialty pharmaceutical company focused on marketing, selling, developing and manufacturing branded prescription pharmaceutical products in women’s healthcare and dermatology in the United States. We have established strong franchises in these two areas through our precision marketing techniques and specialty sales forces of approximately 370 representatives. Our franchises are comprised of complementary portfolios of established branded and development-stage products, including two recently launched products. Our women’s healthcare franchise is anchored by our strong presence in the hormonal contraceptive and hormone therapy categories and our dermatology franchise is built on our established positions in the markets for psoriasis and acne therapies.

The Acquisition and Related Financing

We began commercial operations on January 5, 2005 when we acquired the Predecessor. The financial statements included in this prospectus and this discussion and analysis reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were those of the Successor. The period included only two business days and the impact on the results of operations during the period was not material. The consolidated financial statements presented for periods ended on or before December 31, 2004 include the accounts of the Predecessor and all of its wholly-owned subsidiaries.

In November 2004, affiliates of the Sponsors reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and thereafter, following a series of transactions, we acquired 100% of the share capital of Warner Chilcott PLC.

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of our management, funded equity contributions of approximately $1,283 million. The contributions were made in respect of approximately $880 million of Class A and Class L common shares issued by us and $403 million of preferred shares issued by the Company’s wholly-owned subsidiary Warner Chilcott Holdings Company II, Limited (the “Preferred Shares”). On January 18, 2005, certain of the Company’s subsidiaries borrowed an aggregate $2,020.0 million consisting of an initial drawdown of $1,420.0 million under a $1,790.0 million senior secured credit facility and $600.0 million of 8 3/4% senior subordinated notes due 2015.

The proceeds from the acquisition financings together with cash on hand at Warner Chilcott PLC were used: to pay the selling stockholders $3,014.4 million, to retire all of the Predecessor’s outstanding share options for $70.4 million, to pay $67.3 million of transaction expenses, to pay debt issuance costs of $82.7 million and to retire all of the Predecessor’s previously outstanding funded indebtedness totaling $195.0 million. The balance of the proceeds were used to fund $36.0 million of transaction costs incurred by the Company and expensed in the six months ended June 30, 2005 and the remainder was held as cash for working capital purposes.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” The total purchase price, including direct costs of acquisition, of approximately $3,152.1 million was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition Date. These allocations were determined by management using its assumptions related to future cash flows. The excess of the purchase price over the underlying assets acquired and liabilities assumed was allocated to goodwill, which is not deductible for tax purposes.

Factors Affecting Our Results

Revenue

We generate two types of revenue: revenue from product sales (including contract manufacturing) and co-promotion revenue.

Net Sales

We promote a portfolio of branded prescription pharmaceutical products primarily in the women’s health and dermatology segments of the U.S. pharmaceutical market. To generate demand for our products, our sales representatives make face-to-face promotional and educational presentations to physicians who are potential prescribers of our products to their patients. By informing these physicians of the attributes of our products, we generate demand for our products with physicians, who then write prescriptions for our products for their patients, who in turn go to the pharmacy where the prescription is filled. Pharmacies buy our products either directly from us (for example, major retail drug store chains) or through wholesaler pharmaceutical distributors. We sell our products through wholesalers and distributors, and directly to certain national retail drug and grocery store chains and selected mass merchants and recognize revenue when title passes to our customers, generally free on board (“FOB”), destination.

When our unit sales to customers in any period exceed consumer demand (as measured by filled prescriptions in units), our sales in excess of demand must be absorbed before our customers begin to order again. We refer to the amount of inventory held by our customers, generally measured in the number of days demand on hand, as “pipeline inventory”. Pipeline inventories expand and contract in the normal course of business. When comparing reported product sales between periods, it is important to consider whether estimated pipeline inventories increased or decreased during each period.

We generate our revenue primarily from the sale of branded pharmaceutical products in the U.S. market, including our oral contraceptives (Ovcon, Estrostep and Loestrin 24 Fe), our hormone therapy products (femhrt, Estrace Tablets, Femtrace, Estrace Cream and Femring), our oral antibiotic for the treatment of acne (Doryx), our psoriasis products (Dovonex and Taclonex) and our treatment for premenstrual dysphoric disorder (Sarafem). Our revenue from sales of these products consists primarily of sales invoiced less returns and other deductions.

Included in net sales are amounts earned under contract manufacturing agreements. These activities are by-products of our May 2004 acquisition of the Fajardo, Puerto Rico manufacturing facility from a subsidiary of Pfizer, Inc. (“Pfizer”) and the March 2004 sale of rights to two Loestrin products to a unit of Barr. Under these agreements, we agreed to manufacture certain products for Pfizer and Barr for specified periods. Contract manufacturing is not an area of strategic focus for us and these contracts produce profit margins significantly below the margins realized on sales of distributed products. We expect to phase out the manufacturing of most of the Pfizer products over the next year as we transfer the manufacture of more of our own products to the Fajardo facility. In addition, effective July 1, 2006 we amended our agreement with Pfizer to contract manufacture Dilantin for an initial term of three years with optional renewals for an additional two years.

Changes in revenue from sales of our branded pharmaceutical products from period to period are affected by the following factors:

•	changes in the level of competition faced by our products, including the launch of new products by competitors and the introduction of generic equivalents after the expiration of patents associated with our products;

•	changes in the level of promotional or marketing support for our products and the size of our sales forces;

•	expansion or contraction of the levels of pipeline inventories of our products held by our customers;

•	our ability to successfully develop and launch products that are proprietary product improvements and new products, including products we acquire from third parties;

•	changes in the level of demand for our products, such as the decreases in demand experienced by our oral HT products following the announcement of the early termination of the E&P Arm of the WHI Study;

•	long-term growth of our core therapeutic categories of women’s healthcare and dermatology; and

•	price increases, which for the purposes of period-over-period comparisons, reflect the average gross selling price billed to our customers before any sales-related deductions.

Other Revenue

During the year ended December 31, 2005 and the fiscal years ended September 30, 2004 and 2003, we generated revenue from a co-promotion agreement with Bristol-Myers for Dovonex. Under this agreement, we earned revenue based on Bristol-Myers’ net sales of the product. Bristol-Myers has informed us that Dovonex generated net sales and gross profits in the U.S. market of approximately $132 million and $93 million, respectively, for Bristol-Myers during 2005. Under the co-promotion agreement, we did not recognize cost of goods sold and the selling and marketing expenses related to co-promotion revenue are included in our selling, general and administrative expenses. Our co-promotion revenue under this contract increased in 2005 in comparison with 2004, and was replaced by Dovonex sales beginning in 2006 as we acquired the exclusive U.S. sales and marketing rights to Dovonex on January 1, 2006.

Cost of Sales (excluding amortization and impairment of intangible assets)

We currently contract with third parties to manufacture many of our products, although we expect to become less dependent on third parties as we take steps to transfer manufacturing of our oral dose products to our owned facility in Fajardo, Puerto Rico. Our supply agreements with these third party manufacturers may include minimum purchase requirements and may provide that the price we pay for the products we sell can be increased based on inflation, increased fixed costs or other factors.

For products that we manufacture (as of June 30, 2006, Ovcon 50, Estrostep, Femring and Loestrin 24) and package (as of June 30, 2006, Ovcon 35, Doryx, femhrt and Dovonex and Taclonex samples), our direct material costs include the costs of purchasing raw materials and packaging materials. Direct labor costs for these products consist of payroll costs (including benefits) of employees engaged in production, packaging and quality control in our manufacturing plants at Fajardo, Puerto Rico and Larne, Northern Ireland. The largely fixed indirect costs at our manufacturing plants consist of production, overhead and laboratory costs. We do not include amortization of intangible assets or impairments of intangible assets as components of cost of sales.

Due to the fact that many of our products are manufactured by third parties, the main factors that influence the cost of sales as a percentage of revenue are the terms of our supply agreements. As of September 14, 2005 and January 1, 2006, we became the exclusive licensee of the U.S. sales and marketing rights to Taclonex and Dovonex, respectively, under agreements entered into with LEO Pharma. We are obligated to pay LEO Pharma specified supply fees and royalties as a percentage of net sales (as calculated under the terms of the agreements). In addition, with respect to Dovonex, we are obligated to pay Bristol-Myers a royalty of 5% of net sales through 2007. We expect that our cost of sales, as a percentage of revenues, will increase beginning in 2006 as a result of the supply fees and royalties that we will pay to LEO Pharma and Bristol-Myers for Dovonex and to LEO Pharma for Taclonex. See “Business—Business Overview—Dovonex and Taclonex Transactions.”

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of all expenditures incurred in connection with the sales and marketing of our products, including our distribution and warehousing costs. The major items included in sales and marketing expenses are:

•	costs associated with employees in the field sales forces, sales force management and marketing departments, including both fixed salaries and incentive bonuses;

•	promotional and advertising costs; and

•	distribution and warehousing costs reflecting the transportation and storage associated with transferring products from our manufacturing facilities to our distribution contractors and on to our customers.

Changes in sales and marketing expenses as a percentage of our revenue may be affected by a number of factors, including:

•	changes in sales volumes, as higher sales volumes enable us to spread the fixed portion of our sales and marketing expenses over higher sales;

•	changes in the mix of products we sell, as some products require more intensive promotion than others;

•	changes in the composition, focus and number of our sales forces, such as when we establish or expand our sales forces to market a new product; and

•	new product launches in existing and new markets, as these launches typically involve intense promotion efforts and associated expenses.

Administrative expenses consist of management salary and payroll costs, rent and miscellaneous administration and overhead costs. In addition, during the fiscal year ended September 30, 2004 and the quarter ended December 31, 2004, the Predecessor incurred administrative costs in preparation for the Acquisition. In 2005, we incurred significant administrative costs resulting from the execution and completion of the Acquisition and ongoing litigation expenses.

Research and Development

Since we conduct very little early stage exploratory research, our research and development expenses comprise mainly development costs. These development costs are typically associated with:

•	developing improvements to our existing products and new and enhanced dosage forms;

•	developing new products that deliver compounds which have been previously shown to be safe and effective; and

•	supporting and conducting late-stage clinical trials and subsequent registration of products we develop internally or license from third parties.

Research and development costs also include payments to third party licensors when products that we have licensed reach milestones (such as FDA approval). Milestone payments are recognized as expenses, unless they meet the criteria of an intangible asset, in which case they are capitalized and amortized over their useful lives.

The aggregate level of our research and development expense in any period is related to the number of products in development and the stage of their development process. Development costs for any particular product may increase progressively in the development process, with Phase III clinical trials accounting for a significant part of the total development costs of a product.

Depreciation and Amortization

Depreciation costs relate to the depreciation of property, plant and equipment and are included in our statement of operations, primarily in cost of sales. Depreciation is calculated on a straight-line basis over the expected useful life of each class of asset. No depreciation is charged on land.

Amortization costs relate to the amortization of intangible assets, which consist primarily of intellectual property rights. Amortization is calculated on either an accelerated or a straight-line basis, over the expected useful life of the asset, with each identifiable asset assessed individually. Patents and other intellectual property rights are amortized over periods not exceeding 15 years.

Interest Income and Interest Expense

Interest income consists primarily of interest income earned on our cash balances. Interest expense consists of interest on outstanding indebtedness and the amortization of financing costs.

Accretion on Preferred Stock of Subsidiary

Our wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited, has preferred stock, par value $0.01 per share, with 600,000 shares authorized and 404,439 shares issued and 404,361 shares outstanding as of June 30, 2006. The Preferred Shares are entitled to cumulative preferential dividends at an accretion rate of 8% per year, compounded quarterly. The initial purchase price of the Preferred Shares was $402.8 million, which was used to fund the Acquisition.

Provision/(Benefit) For Income Taxes

Provision (benefit) for income taxes consists of current corporation tax expense, deferred tax expense and any other accrued tax expense. For periods prior to December 31, 2004, our parent was a United Kingdom company and our composite tax rate reflected the rates in four tax jurisdictions: the United Kingdom, the United States, the Republic of Ireland and Puerto Rico. In connection with the Acquisition, we reorganized and have a Bermudian parent company and substantial operations in

Puerto Rico and the United States. We have a tax agreement with the Puerto Rican tax authorities whereby our earnings in Puerto Rico, which are a large component of our overall earnings, are subject to a 2% income tax for a period of 15 years beginning in 2004. Consequently, we expect our effective tax rate for periods after the Acquisition to be substantially less than the rates for the Predecessor in periods prior to the Acquisition.

Critical Accounting Policies and Estimates

We make a number of estimates and assumptions in the preparation of our financial statements in accordance with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates and assumptions. The following discussion addresses our most critical accounting policies, which we believe are important to the portrayal of our financial condition and results and require management’s judgment regarding the effect of uncertain matters.

On an ongoing basis, management evaluates its estimates and assumptions, including those related to revenue recognition, recoverability of long-lived assets and continued value of goodwill and intangible assets. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions under different circumstances or conditions.

Revenue Recognition

We recognize revenue in accordance with SAB No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. Our accounting policy for revenue recognition has a substantial impact on our reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management. Changes in the conditions used to make these judgments can have a material impact on our results of operations. Management does not believe that the assumptions which underlie its estimates are reasonably likely to change in the future. Revenue from product sales is recognized when title to the product transfers to our customers, generally FOB destination. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. We warrant products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, coupons, value-added tax and similar taxes and fee for service arrangements with certain distributors. Revenues associated with co-promotion agreements are recognized based on a percentage of sales reported by third parties.

As part of our revenue recognition policies, we estimate the items that reduce our gross sales to net sales. We establish accruals for rebates, coupons, trade discounts, returns, value-added tax and similar taxes and fee for service arrangements with distributors in the same period that we recognize the related sales. Of these, the two significant sales deductions are sales returns and Medicaid rebate reserves.

We account for sales returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, by establishing an accrual in an amount equal to our estimate of the portion of sales that are expected to be returned for credit in a future period. For established products, we estimate the sales return accrual primarily based on historical experience regarding actual sales returns but we also consider other factors that could cause future sales returns to deviate from historical levels. These factors include levels of inventory in the distribution channel, estimated remaining shelf life of products sold or in the distribution channel, product recalls, product discontinuances, price changes of competitive products, introductions of generic products and introductions of new competitive products.

We consider all of these factors and adjust the accrual periodically throughout each quarter to reflect actual experience and changes in expectations. The accruals needed for future returns of new products are estimated based on the historical sales returns experience of similar products, such as those within the same line of product or those within the same or similar therapeutic category.

We participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these programs are included in our Medicaid rebate accrual. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to products at the time of sale. Our estimate of the required accrual for Medicaid rebates is primarily based on our actual historical experience regarding Medicaid rebates on each of our products. We also consider any new information regarding changes in the Medicaid programs’ regulations and guidelines that could impact the amount of future rebates. We consider outstanding Medicaid claims, Medicaid payments and estimated levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience and changes in expectations.

These sales deductions reduce revenue and are included as a reduction of accounts receivable or as a component of accrued expenses. Our estimates of returns, Medicaid rebates and other sales deductions have not materially differed from actual experience. The movement in the reserves accounts for the balance sheet periods presented is as follows:

	Returns	Medicaid	Other	Total
September 30, 2004 Balance	$17.5	$8.0	$2.8	$28.3

Current provision related to sales*	14.9	1.9	3.4	20.2
Current processed returns/rebates	(11.6)	(2.9)	(1.4)	(15.9)

December 31, 2004 Balance	$20.8	$7.0	$4.8	$32.6

Current provision related to sales*	42.8	20.0	19.3	82.1
Current processed returns/rebates	(39.9)	(18.4)	(19.2)	(77.5)

December 31, 2005 Balance	$23.7	$8.6	$4.9	$37.2

Current provision related to sales*	19.1	8.7	20.0	47.8
Current processed returns/rebates	(15.4)	(4.0)	(17.0)	(36.4)

June 30, 2006 Balance	$27.4	$13.3	$7.9	$48.6

*	Adjustment of estimates to actual results were less than 0.8% of net sales for each of the periods presented.

We consider information from external sources in developing our estimates of gross to net sales adjustments. We purchase prescription data for our key products, which we use to estimate the market demand. We have access to the actual levels of inventory held by two of our major customers (which aggregate approximately 59% of our sales for the six months ended June 30, 2006). And we informally gather information from other sources to attempt to monitor the movement of our products through the wholesale and retail channels. We combine this external data with our own internal reports to estimate the levels of inventories of our products held in the wholesale and retail channels as this is a significant factor in determining the adequacy of our sales-related accruals. Our estimates are subject to inherent limitations that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information.

Valuation of Goodwill and Intangible Assets

Goodwill and intangible assets constitute a substantial portion of our total assets. As of June 30, 2006 goodwill represented approximately 39% of our total assets and intangible assets represented approximately 51% of our total assets. Both our goodwill and intangible assets are associated with our one reporting unit.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a purchase business combination. We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of our business. We carry out an annual impairment review of goodwill unless events occur which trigger the need for an earlier impairment review. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired. Goodwill is tested for impairment at the reporting unit level in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which, for us, is one reporting unit. In order to perform the impairment analysis, management makes key assumptions regarding future cash flows used to measure the fair value of the entity. These assumptions include discount rates, our future earnings and, if needed, the fair value of our assets and liabilities. In estimating the value of our intangible assets, as well as goodwill, management has applied a discount rate of 13.0%, our estimated weighted average cost-of-capital, to the estimated cash flows. Our cash flow model used a 15-year forecast with a terminal value. The factors used in evaluating goodwill for impairment are subject to change and are tracked against historical results by management. Changes in the key assumptions by management can change the results of testing. Any resulting impairment could affect our financial condition and results of operations. Our recorded goodwill increased substantially in 2005 as a result of the Acquisition. We completed our annual test during the quarter ended December 31, 2005 and no impairment charge resulted.

Definite-Lived Intangible Assets

We assess the impairment of definite-lived intangible assets, on a product family basis, whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Our analysis includes, but is not limited to, the following key assumptions:

•	review of period-to-period actual sales and profitability by product;

•	preparation of sales forecasts by product;

•	analysis of industry and economic trends and projected product growth rates;

•	internal factors, such as the current focus of our sales forces’ promotional efforts;

•	projections of product viability over the estimated useful life of the intangible asset (including consideration of relevant patents);

•	consideration of regulatory and legal environment; and

•	a discount rate of 13%.

When we determine that there is an indicator that the carrying value of definite-lived intangible assets may not be recoverable based on undiscounted future cash flows, we measure impairment based on estimates of discounted future cash flow. These estimates include the assumptions described above about future conditions within the Company and the industry. The assumptions used in evaluating intangible assets for impairment are subject to change and are tracked against historical results by management. If actual cash flows differ from those projected by management, or if there is a change in any of these key assumptions, additional write-offs may be required. Management does not believe that its key assumptions are reasonably likely to change in the future. In 2005, we wrote down the value of certain definite-lived intangible assets and recorded an impairment expense of $38.9 million in our statement of operations. See page 65 for a further description on our “Impairment of Intangible Assets” in the year ended December 31, 2005.

Indefinite-Lived Intangible Assets

We also have a trademark with an indefinite life, which is not amortized. However, the carrying value would be adjusted if it were determined that the fair value has declined. The impairment test is performed on an annual basis, or more frequently if necessary, and utilizes the same key assumptions as those described above for our definite-lived assets. In addition, if future events occur that warrant a change to a definite life, the carrying value would then be amortized prospectively over the estimated remaining useful life. We completed our annual test during the quarter ended December 31, 2005 and no impairment charge resulted.

Stock-based compensation

We adopted the provisions of SFAS No. 123R effective with the commencement of our operations on the Acquisition Date. All share-based payments to employees, including grants of employee stock options and restricted shares are measured at fair value on the date of grant and recognized in the statement of operations as compensation expense over their vesting periods. For purposes of computing the amounts of share-based compensation expensed in any period, we treat option or share grants that time-vest as serial grants with separate vesting dates. This treatment results in accelerated recognition of share-based compensation expense. Total compensation expense recognized for the year ended December 31, 2005 was $6.5 million and the related tax benefit was $2.5 million. Total compensation expense recognized for the six months ended June 30, 2006 was $1.0 million and the related tax benefit was $0.4 million. Unrecognized future compensation expense was $2.6 million at June 30, 2006 with a remaining weighted average expense period of 2.1 years.

We record compensation expense in respect of equity incentive grants to employees in accordance with SFAS 123R. Our compensation expense has three components: (A) Equity Strip Grants, (B) Restricted Class A Common Share Grants and (C) Non-Qualified Stock Options.

(A) Equity Strip Grants

On March 28, 2005, certain of our employees were granted strips of equity securities including Class L common shares, Class A common shares and Preferred Shares of Warner Chilcott Holdings II, Limited (the “Strip Grants”). The Strip Grants vested on January 18, 2006. The aggregate fair value of the Strip Grants ($5.2 million) was determined by reference to the value paid by other investors. The fair values determined were $1.00 per Class A common share, $74.52 per Class L common share and $1,000 per Preferred Share. Vesting of the Strip Grants was probable based on the strong economic incentives for the grantees to remain with us through the vesting date. The fair value of the Strip Grants was amortized to expense ratably over the vesting period. Compensation expense for the Strip Grants in the year ended December 31, 2005 and the six months ended June 30, 2006 was $4.9 million and $0.3 million, respectively.

(B) Restricted Class A Common Share Grants

During 2005, certain of our employees were granted 4,927,322 Restricted Class A common shares. The fair value of these shares on the grant dates determined by us taking into consideration an independent valuation report was $1.00 per share. Compensation expense for the restricted shares in the year ended December 31, 2005 and the six months ended June 30, 2006 was $1.6 million and $0.7 million, respectively. The restricted shares vest based on three criteria:

Time Vesting Restricted Shares.    One-third of the restricted share grants (1,642,441 shares valued at $1.6 million) vest 25% per year for four years on the anniversary of the grant dates. If a grantee’s employment with us is terminated in the first year for cause or the grantee leaves other than for good reason, the shares are forfeited. Thereafter, if the grantee leaves for any reason or is terminated, we have the right, but not the obligation, to purchase any unvested shares for the lower of $1.00 per share or then current fair market value. If we do not exercise this option the unvested shares become vested. The fair value of the time vesting restricted share grants is recognized as expense on an accelerated basis.

Performance Vesting Restricted Shares.    One-third of the restricted share grants (1,642,440 shares valued at $1.6 million) vest up to 25% per year for each calendar year based on our reported operating profit (as defined) in relation to targets and floors specified in the applicable award agreements. We have the option to purchase shares that remain unvested after four years at the lower of $1.00 per share or then current fair market value. If we do not exercise this option, the unvested shares become vested. The fair value of the shares is recognized as expense on an accelerated basis based on the expected vesting amounts and dates.

Return of Capital (“ROC”) Vesting Restricted Shares.    One-third of the restricted share grants (1,642,441 shares valued at $1.6 million) vest based upon certain investors in us obtaining a return on their investments of more than 250%. We believe it is probable that all of the return of capital thresholds will be reached by March 31, 2012 (seven years from the grant date). Accordingly, the fair value of the ROC shares is being amortized to expense over the seven years beginning March 28, 2005. On August 18, 2006 we amended the terms of the ROC shares to provide that the ROC shares will become fully vested at the time of our initial public offering (“IPO”), which will result in the acceleration of the unamortized compensation expense associated with these shares.

(C) Non-Qualified Stock Options

On March 28, 2005 and April 1, 2005, we granted options to purchase an aggregate 1,917,720 of our Class A common shares at an exercise price of $22.98 per share (as compared with the $1.00 per share fair value on the grant dates, determined by us taking into consideration an independent valuation). The options vest 25% on each of the first four anniversaries of the grant dates. The options have a term of 10 years from the dates of the grants.

In establishing the value of the options on the grant dates we assumed that although our Class A common shares were not publicly traded, they would share the same volatility as a defined group of comparable public companies. The expected holding period for these options is longer than would be expected for options with exercise prices equal to the fair market value per share on the date of grant. We assumed that the options would be exercised, on average, in six years. Using the Black-Scholes valuation model, the fair value of the options on the vesting date was determined to be $0.0098 per share or less than $0.1 million in the aggregate using the assumptions shown below:

Dividend yield	None
Expected volatility	48.00%
Risk-free interest rate	4.10%
Expected term (years)	6.00

The fair value of the options is recognized as expense over the four-year vesting period on an accelerated basis.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Each Grant and the Initial Public Offering Price

During the period from the Acquisition through the date of this prospectus the fair value of our Class A common shares has increased from $1.00 per share to the public offering price of $15.00 per share. The following significant events were critical in increasing the value of our Class A common shares over this period:

•	In the first quarter of 2006 the FDA approved our oral contraceptive Loestrin 24 Fe. This approval came ahead of the approval of a direct competitor product. This resulted in a better launch trajectory for Loestrin 24 Fe and increased financial forecasts.

•	Our new psoriasis treatment, Taclonex, was approved by the FDA in the first quarter of 2006 and was launched in April 2006. The market acceptance and demand for the product through the second quarter 2006 significantly exceeded our expectations resulting in upward revisions by management.

•	We had better than anticipated Dovonex sales in the first half of 2006 following our purchase of the product from Bristol-Myers.

•	We had better than anticipated success converting the Doryx franchise from capsule to tablet form beginning in the fourth quarter 2005.

•	The establishment and maturation of our product development alliance with LEO Pharma in the second half of 2005, which provides us with access to a pipeline of new products to support our long-term growth.

•	The successful remediation of our material weaknesses relating to internal controls over financial reporting in December 2005.

•	Significant additions of middle and upper level management including a Chief Financial Officer, Chief Information Officer, Corporate Controller, Director of Tax, Director of Sarbanes-Oxley Compliance and other administrative professionals.

In addition to the items above, management believes that current more favorable market conditions and higher trading prices for comparable public companies also contributed significantly to the increase in our fair value.

Income Taxes

The Company must make certain estimates and judgments in determining its net income for financial statement purposes. This process affects the calculation of certain of its tax liabilities and the determination of the recoverability of certain of its deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. Deferred tax assets and liabilities could also be affected by changes in tax laws and rates in the future.

A valuation allowance is established to reduce deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. All available positive and negative evidence is considered in evaluating the ability to recover deferred tax assets, including past operating results, the existence of cumulative losses in recent years and the forecast of future taxable income. Assumptions used to estimate future taxable income include the amount of future state, federal and international pretax operating income and the reversal of temporary differences. These assumptions are consistent with the Company’s plans and estimates used to manage its business, however, such assumptions require significant judgment about the forecasts of future taxable income.

Any recorded valuation allowances will be maintained until it is more likely than not that the deferred tax assets will be realized. Income tax expense recorded in the future will be reduced to the extent of decreases in these valuation allowances. The realization of remaining deferred tax assets is principally dependent on future taxable income. Any reduction in future taxable income may require an additional valuation allowance to be recorded against the Company’s deferred tax assets. An increase in the valuation allowance would result in additional income tax expense and could have a significant impact on future earnings.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules in various jurisdictions. Tax liabilities are recorded for potential tax audit issues in these various tax jurisdictions based on management’s estimate of whether, and the extent to which, additional taxes will be due. These reserves are adjusted in light of changing facts and circumstances. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the Company’s tax liabilities. If the estimate of tax liabilities were less than the ultimate assessment, then an additional charge to expense would result. If payment of these amounts is ultimately less than the recorded amounts, then the reversal of the liabilities would result in tax benefits being recognized in the period when it is determined the liabilities are no longer necessary. Any adjustment to tax liabilities that relate to tax uncertainties existing at the date of the Acquisition will result in an adjustment to the goodwill recorded at the Acquisition Date.

Acquired In-Process Research and Development

We allocated $280.7 million of the Acquisition purchase price to the estimated fair value of product development projects that, as of the Acquisition Date, were not approved by the FDA for promotion and sale in the United States, and had no alternative future use (in-process research and development or “IPR&D”). Accordingly, this amount was immediately expensed and is included in our consolidated statement of operations for the year ended December 31, 2005. The estimated fair value of the acquired IPR&D was comprised of the following projects:

Value of Acquired IPR&D
(dollars in millions)
WC 2060 (oral contraceptive)	$182.7
Loestrin 24 Fe (oral contraceptive)	30.0
Taclonex (combination product for psoriasis)	68.0

Total	$280.7

We determined the estimated fair value of these projects based on a discounted cash flow model using a discount rate of 13.0%. For each project, the estimated after-tax cash flows were probability weighted to take into account the stage of completion and the risks surrounding the successful development, obtaining FDA approval and commercialization.

The projects, which were in various stages of development, are expected to reach completion at various dates ranging from 2006 through 2010. The major risks and uncertainties associated with the timely and successful completion of these projects consists of the ability to confirm the safety and efficacy of the products based on data from clinical trials and obtaining necessary regulatory approvals.

Taclonex and Loestrin 24 Fe were approved by the FDA in January and February 2006, respectively, and began generating revenue in the first quarter of 2006. The timing of the approvals was generally in line with the assumptions made in estimating the value of the acquired IPR&D for these two product development projects.

It was our intention to file an NDA for a next-generation Estrostep oral contraceptive, WC 2060, in 2006. However, based on discussions with the FDA, we have concluded an additional clinical trial would be necessary to support consideration of a WC 2060 application. Consequently, the pace of the project to develop WC 2060 has slowed significantly as we are evaluating the position of this project in our development program. As we evaluate priorities in our overall clinical program, a decision on whether we will move forward with the additional clinical trial for WC 2060 will likely be deferred for at least 12 months.

Litigation

We are involved in various legal proceedings of a nature considered normal to our business, including product liability and other litigation and contingencies. We record reserves related to these legal matters when we conclude that losses related to such litigation or contingencies are both probable and reasonably estimable. We self-insure for liability not covered by product liability insurance, based on an estimate of potential product liability claims. We develop such estimates in consultation with our insurance consultants and outside legal counsel. See Note 13 of the Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2006 included elsewhere in this prospectus. See “Business—Legal Proceedings.”

Restatement

As more fully discussed in Note 2 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 included elsewhere in this prospectus, we restated our financial statements for the quarter ended December 31, 2004.

Operating Results for the six months ended June 30, 2006 and 2005

The following are the significant events that occurred during the six months ended June 30, 2006:

•	On January 1, 2006 we purchased the rights to exclusively market and sell Dovonex in the United States from Bristol-Myers;

•	Taclonex and Loestrin 24 Fe were approved by the FDA and we began commercial sales of the products in March in preparation for the launch of our promotional efforts in April 2006;

•	We borrowed $240.0 million under our delayed-draw term loan facility to fund the acquisition of the Dovonex marketing rights and the final Taclonex milestone payment;

•	We initiated a lawsuit against Berlex Laboratories Inc. (“Berlex”) and its parent company, Schering AG, to protect intellectual property rights surrounding our patent covering 24 day dosing of oral contraceptives;

•	We entered into two additional interest rate swap contracts related to $375.0 million of our variable rate debt to fix the interest rate effective in future periods;

•	We initiated a lawsuit against Watson to protect intellectual property rights surrounding our patent covering 24 day dosing of oral contraceptives;

•	We received two Paragraph IV certification letters from pharmaceutical companies seeking FDA approval to market generic versions of Dovonex solution prior to the expiration of the patent owned by our licensor, LEO Pharma; and

•	Our revenue for the six months ended June 30, 2006 was $353.4 million and our net loss was $64.0 million.

Dovonex and Taclonex Transactions

The closing of the acquisition of the rights to Dovonex and the FDA approval of Taclonex during the six months ended June 30, 2006 had a significant impact on our operating results in such period when compared with our results for the same prior year period. The FDA approval of Taclonex, together with the acquisition of Dovonex, are expected to impact our operating results for the balance of 2006 and beyond.

During 2005, we promoted Dovonex in the United States under a co-promotion agreement with Bristol-Myers and recorded amounts earned from this activity as “Other revenue.” Under the agreement, we promoted Dovonex and earned revenue based on Bristol-Myers net sales (as defined in the agreement) of the product. On January 1, 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex from Bristol-Myers and their inventories of Dovonex products for a purchase price of $205.2 million, plus a 5% royalty on net sales of Dovonex through 2007. The total purchase price was allocated based on the fair values of inventory ($6.7 million) and intangible assets ($198.5 million), which have a useful life of 15 years. We funded the payment of the purchase price by borrowing $200.0 million of delayed-draw term loans under our senior secured credit facility. On January 1, 2006, our license and supply agreement with LEO Pharma for Dovonex became effective and our co-promotion agreement with Bristol-Myers was terminated. Our acquisition of the U.S. sales and marketing rights to Dovonex did not require any significant launch costs or an increase in the size of our sales forces as we have been promoting Dovonex since 2003. Under the LEO Pharma license and supply agreement, we will pay LEO Pharma a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent of Dovonex is introduced.

On January 9, 2006 the FDA approved LEO Pharma’s NDA for Taclonex. Under our agreements with LEO Pharma, on February 6, 2006 we paid LEO Pharma a final milestone payment of $40.0 million which was triggered by the FDA approval of Taclonex. This amount is classified as an intangible asset (under the Dovonex product family) with a useful life of 15 years. Under the terms of a license and supply agreement with LEO Pharma, we will pay a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales of Taclonex (each as calculated under the terms of the agreement).

Our cost of sales as a percentage of product net sales will be considerably higher in 2006 as compared to 2005 as a result of the agreements related to Dovonex and Taclonex. In addition, we incurred significant launch costs in the second quarter of 2006 when we began active promotion of Taclonex by our sales forces.

Revenue

The following table sets forth our unaudited revenue for the six months ended June 30, 2006 and 2005, with the corresponding percent change:

	Six Months Ended June 30,		Increase (decrease)
	2006	2005	Dollars	Percent
(dollars in millions)
Oral Contraception
Ovcon	$47.2	$43.8	$3.4	7.8%
Estrostep	53.4	38.6	14.8	38.5%
Loestrin 24 Fe	7.6	—	7.6	100%

Total	$108.2	$82.4	$25.8	31.4%

Hormone Therapy
Estrace Cream	$32.7	$24.1	$8.6	35.5%
femhrt	26.6	30.5	(3.9)	(12.8)%
Femring	5.0	5.0	—	—
Estrace Tablets	3.7	6.4	(2.7)	(43.1)%
Femtrace	1.1	—	1.1	100%

Total	$69.1	$66.0	$3.1	4.6%

	Six Months Ended June 30,		Increase (decrease)
	2006	2005	Dollars	Percent
(dollars in millions)
Dermatology
Doryx	$50.7	$40.9	$9.8	23.9%
Dovonex	73.7	—	73.7	100%
Taclonex	18.0	—	18.0	100%

Total	$142.4	$40.9	$101.5	248.3%

PMDD
Sarafem	$19.9	$23.5	$(3.6)	(15.1)%

Other Product Sales
Other	4.4	12.7	(8.3)	(65.4)%
Contract manufacturing	9.4	11.4	(2.0)	(17.7)%

Total Product Net Sales	$353.4	$236.9	$116.5	49.2%

Other Revenue
Dovonex co-promotion	—	10.9	(10.9)	(100)%

Total Revenue	$353.4	$247.8	$105.6	42.6%

Revenue in the six months ended June 30, 2006 was $353.4 million, an increase of $105.6 million or 42.6% over the same period in 2005. The January 1, 2006 acquisition of Dovonex was a significant factor driving the increase in revenue. Total revenue for Dovonex accounted for $62.8 million of the increase for the six month period. Also contributing to the increase in revenue were two products which began commercial sales in March 2006, Taclonex and Loestrin 24 Fe, which together contributed $25.6 million of growth for the six months ended June 30, 2006.

In the first quarter of 2005 we entered into distribution agreements with two of our major customers. During the period from April 1 through December 31, 2005, these distributors substantially reduced their investment in inventories of our products, which had the effect of reducing our net sales during that period. We believe the pipeline inventories of our products as of December 31, 2005 were reduced to a level such that the majority of the net sales impact from the two agreements was realized in 2005. During the quarter ended June 30, 2005, one of these distributors substantially reduced their investment in inventories of our products. We estimate that the contraction of this distributor’s pipeline inventory reduced our net sales by approximately $9.0 million in the quarter ended June 30, 2005. The products most impacted by the new distribution agreement were Doryx, Ovcon, Estrostep and femhrt.

In February 2006 we received FDA approval of our oral contraceptive, Loestrin 24 Fe, and began commercial sales of the product in March 2006. Beginning in April 2006, Loestrin 24 Fe became our top priority among our oral contraceptive brands with revenues in the six months ended June 30, 2006 totaling $7.6 million. During the period from July 2005 through the launch of Loestrin 24 Fe, Estrostep was the primary focus of our promotional efforts in oral contraception, which resulted in strong growth in demand for Estrostep in the second half of 2005 and continuing into the first half of 2006. The 38.5% increase in Estrostep net sales in the six months ended June 30, 2006 compared with the prior year period was driven primarily by growth in filled prescriptions (a proxy for unit growth) combined with the impact of price increases of approximately 8.0% in the six months ended June 30, 2006 compared with the prior year period. Ovcon net sales increased 7.8% in the six months ended June 30, 2006, despite modest declines in filled prescriptions compared with the prior year period due to the July 2005 shift in our promotional emphasis to Estrostep. Average prices for Ovcon during the six month period increased approximately 8.0% in comparison with the prior year period.

The sales of our hormone therapy products have been affected by the general decline in the hormone therapy markets that began in July 2002 following the NIH’s early termination of a large-scale clinical trial, which was part of the Women’s Health Initiative and examined the long-term effects of combined estrogen and progestogen therapy in post-menopausal women. The decline in the hormone therapy markets has slowed and we launched new products (Femtrace and a lower dose of femhrt) to improve our position in this segment. Sales of our hormone therapy products increased $3.1 million or 4.6% in the six months ended June 30, 2006, compared with the prior year period. Net sales of Estrace Cream accounted for $8.6 million of the increase for the six months ended June 30, 2006, compared with the prior year period. We believe that net sales of Estrace Cream in the six months ended June 30, 2005 were reduced due to contractions in the level of pipeline inventories held by our customers during this period. Average prices for Estrace Cream during the six-month period increased approximately 5.0% in comparison with the prior year period.

In dermatology, sales of Doryx increased $9.8 million, or 23.9%, in the six months ended June 30, 2006, compared with the prior year period. The increase was the result of increased demand, higher pricing and a contraction of pipeline inventory levels in the prior year period. Doryx prescriptions, which had been in modest decline in the first half of 2005, returned to growth in the second half of 2005 due to the impact of the specialty sales force and the introduction, in September 2005, of the new delayed-release tablet form of the product. Doryx filled prescriptions in the six months ended June 30, 2006 were up more than 10% compared with the prior year period. Price levels in effect during the six months ended June 30, 2006 contributed to the increases as average selling prices were higher by approximately 17%, compared with the prior year period.

On January 1, 2006 we acquired the product rights to Dovonex from Bristol-Myers and in March 2006 we began commercial shipments of Taclonex. The addition of these two products to our dermatology portfolio added $80.8 million to our revenue in the six months ended June 30, 2006, compared with the prior year period. In 2005 we promoted Dovonex for Bristol-Myers and earned $10.9 million of co-promotion revenue in the six months ended June 30, 2005.

Sarafem, our product used to treat symptoms of pre-menstrual dysphoric disorder (PMDD), had sales of $19.9 million in the six months ended June 30, 2006, compared with $23.5 million in the prior year period. The decrease is attributable to sharp declines in overall prescription demand offset slightly by price increases of approximately 13% in the six months ended June 30, 2006, compared with the prior year period. We believe that Sarafem, which is patent protected until May 2008, is facing significant indirect competition from generic fluoxetine, the active ingredient in Sarafem, and branded selective serotonin reuptake inhibitors (“SSRIs”) that are increasingly targeting the PMDD market.

Our contract manufacturing revenues relate to certain products manufactured for Pfizer and Barr Laboratories. The decline in contract manufacturing revenue in the six months ended June 30, 2006 relative to the prior year period is primarily due to our discontinuing the manufacture of certain products for Pfizer. In addition, effective July 1, 2006 we signed an amendment to our supply agreement with Pfizer to continue producing Dilantin for at least 3 years.

Cost of Sales (excluding amortization of intangible assets)

Cost of sales increased $13.1 million in the six months ended June 30, 2006 compared with the same period in 2005 primarily due to the 49.2% increase in product net sales. Net sales of Dovonex, acquired January 1, 2006, and the launch of Taclonex accounted for a significant portion of the increase in product net sales and an even larger portion of the increase in cost of sales in the quarter. The cost of sales for Dovonex and Taclonex (which includes royalties based on our net sales, as defined in the relevant supply agreements), expressed as a percentage of product net sales, are significantly higher than the costs for our other products. Cost of sales as a percentage of product net sales decreased to 19.5% in the six months ended June 30, 2006 from 23.6% in the six months ended

June 30, 2005. Cost of sales in the six months ended June 30, 2006 and 2005 included $1.5 million and $22.4 million, respectively, representing the increased values of inventory recorded through the allocation of acquisition purchase prices and flowing through cost of sales in the periods. Excluding the impact of these items, our adjusted cost of sales for the six months ended June 30, 2006 increased $34.0 million over the prior year period. The addition of Dovonex and Taclonex net sales were the principal factors generating the increase in adjusted cost of sales dollars and the increase in the adjusted cost of sales percentage in the six months ended June 30, 2006 relative to the same period in the prior year.

The table below shows the calculation of cost of sales, adjusted cost of sales, cost of sales percentage and adjusted cost of sales percentage for the six months ended June 30, 2006 and 2005:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	$ Change	Percent Change
(dollars in millions)
Product net sales	$353.4	$236.9	$116.5	49.2%

Cost of sales (excluding amortization), as reported	69.0	55.9	13.1	23.5%

Cost of sales percentage	19.5%	23.6%

Cost of sales (excluding amortization), as reported	69.0	55.9	13.1	23.5%
Less inventory step up	(1.5)	(22.4)	(20.9)	(93.4)%

Adjusted cost of sales (excluding amortization)	67.5	33.5	34.0	101.6%

Adjusted cost of sales percentage	19.1%	14.1%

Selling, General and Administration (“SG&A”) Expenses

SG&A expenses for the six months ended June 30, 2006 were $99.3 million, an increase of $16.1 million, or 19.3% from $83.2 million in the prior year period. The increase in SG&A was mainly due to the initiation of promotional activities in support of the launches of Loestrin 24 Fe and Taclonex during the second quarter of 2006. We incurred significant promotional and advertising expenses during the second quarter of 2006, including a direct to consumer campaign for Loestrin 24 Fe. Included in the six months ended June 30, 2005 were $5.9 million of general and administrative costs incurred in connection with the closing of our acquisition of the Company in January 2005, which were mainly employee retention compensation. Our SG&A expenses were comprised of the following:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	$ Change	Percent Change
(dollars in millions)
Advertising and Promotion	$37.6	$20.1	$17.5	87.1%
Selling and Distribution	35.2	33.9	1.3	3.8%
General, Administrative and Other	26.5	29.2	(2.7)	(9.2%)

Total	$99.3	$83.2	$16.1	19.3%

Research and Development (“R&D”)

Investment in R&D totaled $14.7 million in the six months ended June 30, 2006 compared with $12.8 million in the prior year period. Our product development activities are mainly focused on improvements to our existing products, new and enhanced dosage forms and new products delivering compounds which have been previously shown to be safe and effective. Included in the six months ended June 30, 2006 is $3.0 million representing our cost to acquire an option to purchase certain rights with respect to a topical dermatology product currently in development by LEO Pharma.

Amortization

Amortization expense in the six months ended June 30, 2006 and 2005 was $122.0 million and $120.7 million, respectively. Included in amortization expense in the six months ended June 30, 2006 is additional amortization of $4.0 million related to the Estrostep intangible asset as a result of changes in our forecast of future cash flows for this product.

Acquired In-process Research and Development

We allocated $280.7 million of the purchase price paid to complete the Acquisition to the fair value of product development projects that, as of the acquisition date, were not approved by the FDA for promotion and sale in the U.S. and had no alternative future use (in-process research and development or “IPR&D”). This amount was expensed in the first quarter of 2005 and is included in our condensed consolidated statement of operations for the six months ended June 30, 2005. There were no such costs recognized in the six months ended June 30, 2006.

Transaction Costs

During the six months ended June 30, 2005 we incurred $36.0 million of expenses representing mainly (1) fees related to bridge financing necessary to complete the Acquisition and (2) the net cost of contracts purchased to hedge movements in the U.S. dollar versus the British pound sterling during the period leading up to the closing of the Acquisition. These costs were directly related to the Acquisition but were not considered part of the purchase price. These costs are shown in a separate line item in our condensed consolidated statement of operations. There were no such costs recognized in the six months ended June 30, 2006.

Interest Income and Interest Expense (“Net interest expense”)

Net interest expense for the six months ended June 30, 2006 was $91.1 million, an increase of $23.8 million from $67.3 million in the prior year period. The increase in interest expense was primarily due to: (1) additional borrowings on the senior secured credit facility of $240.0 million used to fund the purchase of Dovonex and the milestone payment for Taclonex to LEO and (2) an increase in interest rates on our un-hedged variable rate debt.

Accretion on Preferred Stock in Subsidiary

Total accretion on the Preferred Shares of Warner Chilcott Holdings Company II, Limited for the six months ended June 30, 2006 was $17.7 million compared to $14.6 million for the six months ended June 30, 2005. Total accretion for the six months ended June 30, 2005 does not include a full six months because the Preferred Share issuance did not occur until January 18, 2005.

Provision for Income Taxes

The tax rate in 2006 is adversely impacted by the taxable income mix among the various tax jurisdictions in which we operate. The effective income tax rate for interim periods is volatile due to changes in income mix forecasted among the various tax jurisdictions in which we operate.

Net Income

Due to the factors described above, we reported net losses of $64.0 million and $418.5 million in the six months ended June 30, 2006 and 2005, respectively.

Operating Results for the Year Ended December 31, 2005 (Successor) Compared to the Fiscal Year Ended September 30, 2004 (Predecessor)

The Predecessor operated and reported using a fiscal year ending on September 30. After the acquisition of the Predecessor, we changed our fiscal year to a calendar year.

During the year ended December 31, 2005, we recorded a number of expenses directly related to the closing of the Acquisition including $36.0 million of transaction related expenses, $7.8 million of incremental operating expenses resulting from the Acquisition that are included in selling, general and administrative expense, $280.7 million representing the write-off of the estimated fair value of acquired in-process research and development projects and $22.4 million representing the increased value of our opening inventory recorded through the allocation of the Acquisition purchase price and reflected in cost of sales during the period.

Included in the Predecessor’s results for the fiscal year ended September 30, 2004 were $26.3 million of revenue and $24.5 million of profit before taxes from sales of certain Loestrin brand oral contraceptive products in the United States and Canada. We sold the U.S. and Canadian rights to two Loestrin products to Barr on March 24, 2004. The Loestrin revenue and profits were not classified as discontinued operations as the Company continues to supply Barr with its requirements of Loestrin product. Revenue from the sale of Loestrin products to Barr is included in net sales.

Revenue

The following table sets forth our revenue for the year ended December 31, 2005 (Successor) and the fiscal year ended September 30, 2004 (Predecessor) with the changes over the prior year period:

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase / (Decrease)
			Dollars	Percent
(dollars in millions)
Oral Contraceptives
Ovcon	$90.2	$71.5	$18.7	26.1%
Estrostep	81.3	61.7	19.6	31.8%
Loestrin (United States and Canada)	—	26.3	(26.3)	n.m.

Total	$171.5	$159.5	$12.0	7.5%

Hormone Therapy
Estrace Cream	53.9	58.1	(4.2)	(7.3)%
femhrt	61.2	70.5	(9.3)	(13.3)%
Femring	10.7	8.3	2.4	28.4%
Estrace Tablets	9.2	14.7	(5.5)	(37.4)%
Femtrace	2.4	—	2.4	n.m.

Total	$137.4	$151.6	$(14.2)	(9.5)%

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase / (Decrease)
			Dollars	Percent
(dollars in millions)
Dermatology
Doryx	$95.8	$69.5	$26.3	37.9%

PMDD
Sarafem	41.6	59.5	(17.9)	(30.1)%

Other Product Sales
Other products	23.5	34.0	(10.5)	(30.6)%
Contract manufacturing	24.5	8.3	16.2	195.3%

Total Product Net Sales	$494.3	$482.4	$11.9	2.5%

Other Revenue
Dovonex co-promotion	21.0	7.8	13.2	169.2%

Total Revenue	$515.3	$490.2	$25.1	5.1%

Revenue in the year ended December 31, 2005 was $515.3 million, an increase of 5.1% over the fiscal year ended September 30, 2004. Excluding the non-strategic and low margin contract manufacturing revenue and the $26.3 million in sales of the divested Loestrin products in the 2004 period, our revenue growth was 7.7%.

We sell our products through distributors and wholesalers, and directly to certain national retail drug and grocery store chains and selected mass merchants. Several of our largest customers have moved to so-called “fee for service” business models. Under the fee for service model, we pay these customers a fee for distributing our products to retailers. The former model relied heavily on speculative buying in advance of price increases and profits on resale to generate the distributors’ profits and they had economic incentives to hold more inventory than needed to serve their customers’ demands. As a result of the move to the fee for service model, distributors’ incentives for holding excess inventory, what we call pipeline inventory, are eliminated. We believe that over the longer term, the change to fee for service distribution models will benefit us in several significant ways. First, our reported net sales will more closely correlate with consumer demand for our products. Second, as part of the agreements we obtain visibility into our distributors’ inventories, which will improve our ability to accurately forecast sales. Finally, when we are able to increase prices on our products, the immediate benefits of those price increases will accrue to us.

In the quarter ended March 31, 2005, we entered into new distribution agreements with two of our major customers. Beginning in the second quarter of 2005, these distributors substantially reduced their investment in inventories of our products. We estimate that the contraction of these distributors’ pipeline inventory reduced our net sales by approximately $18.1 million in the year ended December 31, 2005. The products most affected by the new distribution agreements were Ovcon, Estrace Cream and Estrace Tablets. We believe the pipeline inventories of our products as of December 31, 2005 were reduced to a level such that the majority of the net sales impact from the two agreements has been realized.

Our oral contraceptive products, Ovcon and Estrostep, were the primary focus of our sales forces beginning in early 2004 and that promotional effort produced strong growth in prescription demand for both products. Ovcon revenue growth of 26.1% for the year ended December 31, 2005 versus the prior fiscal year was driven primarily by growth in filled prescriptions (a proxy for unit growth) combined with the impact of price increases of approximately 11%. The 31.8% growth of Estrostep sales in 2005 over the prior year was driven by a combination of strong growth in filled prescriptions and the impact of price increases of approximately 11%. We believe that the sales growth rates of both Ovcon and Estrostep in comparison with the prior year period was reduced due to the contraction of pipeline inventories for the products during the 2005 period relative to 2004.

Sales of our HT products continue to be affected by the general decline in the HT markets that began in July 2002 following the NIH’s early termination of the E&P Arm of the WHI Study. The market decline has slowed, but during 2005 we decreased our promotional emphasis on HT products in favor of products with greater market potential, especially our oral contraceptives. Our HT product sales decreased $14.2 million, or 9.5%, in 2005 compared with the prior year. Despite decreased promotion, unit demand for Estrace Cream (measured by filled prescriptions) was relatively flat during calendar 2005 compared with fiscal 2004. We believe that the decrease in our net sales of Estrace Cream is attributable to a contraction in the level of pipeline inventories held by our customers during the 2005 periods relative to fiscal 2004. We do not actively promote Estrace Tablets as the product faces significant generic competition. Filled prescriptions for Estrace Tablets continue to decline at a predictable rate and we have taken aggressive price increases (approximately 32%) to offset a portion of that decline. We launched Femtrace, an estrogen therapy product, in November 2005.

In dermatology, sales of our oral antibiotic Doryx increased $26.3 million, or 37.9%, in 2005 in comparison with the prior fiscal year. Market demand for Doryx (as measured by filled prescriptions) increased modestly in 2005 versus the prior fiscal year. The increase in Doryx sales in 2005 was due to price increases of approximately 32%, the launch of Doryx delayed-release tablets in the third quarter of 2005, a permanent expansion in pipeline inventory caused by an increase in the Doryx package size from 50 to 100 tablets per bottle, and the realignment of our sales forces completed on July 1, 2005 that resulted in our having a specialty sales force focused specifically on dermatologists.

For the year ended December 31, 2005, we recorded revenue of $21.0 million relating to our co-promotion with Bristol-Myers for Dovonex compared with $7.8 million in fiscal year 2004. We were compensated at a higher rate, as a percentage of Dovonex net sales, under the agreement in 2005 compared to the prior fiscal year.

Sarafem, our product used to treat PMDD, had sales of $41.6 million in 2005, compared with $59.5 million in 2004. The decreased sales of Sarafem in comparison with the prior year period was a result of sharp declines in overall prescription demand offset by contractions of pipeline inventories in the prior year period and the impact of price increases of approximately 17%. We believe that Sarafem, which is patent protected until May 2008, is facing significant indirect competition from generic fluoxetine, the active ingredient in Sarafem and branded SSRIs that are increasingly targeting the PMDD market.

In 2005, we recorded revenues of $24.5 million from contract manufacturing activities in our facility in Fajardo, Puerto Rico compared to $8.3 million in fiscal year 2004. The Fajardo facility was purchased in May 2004.

Cost of Sales (excluding amortization and impairment of intangible assets)

Reported cost of sales increased $41.7 million to $95.2 million in 2005 from $53.5 million in the prior fiscal year. The reported cost of sales as a percentage of product net sales in 2005 was 19.3% compared to 11.1% in the prior fiscal year. Inventory step up included in cost of sales in 2005 of $22.4 million represents the increased value of our opening inventory recorded through the allocation of the Acquisition purchase price. Excluding the impact of the increased value of our opening inventory, our adjusted cost of sales increased $19.3 million or 36.2% over the prior year period and the cost of sales percentage, similarly adjusted, increased from 11.1% in the prior fiscal year to 14.7% in the year ended December 31, 2005. Significant items contributing to the increase in the adjusted cost of sales percentage were higher contract manufacturing sales, an increase in the unit cost of Ovcon 35 under our supply agreement with Barr as compared with the prior supply agreement with Bristol-Myers and the elimination of high-margin Loestrin sales in 2005 (sold to Barr in March 2004).

	Successor	Predecessor
(dollars in millions)	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase/ (Decrease)
			Dollars	Percent
Product net sales	$494.3	$482.4	$11.9	2.5%

Cost of sales (excluding amortization and impairment), as reported	95.2	53.5	41.7	78.0%

Cost of sales percentage	19.3%	11.1%

Cost of sales (excluding amortization and impairment), as reported	95.2	$53.5	$41.7	78.0%
Less: inventory step up	22.4	—	22.4	n.m.

Adjusted cost of sales (excluding amortization and impairment)	$72.8	$53.5	$19.3	36.2%

Adjusted cost of sales percentage	14.7%	11.1%

Selling, General and Administrative Expenses

Selling, general and administrative expenses in 2005 were $162.7 million, an increase of $16.5 million, or 11.3% from $146.2 million in 2004. This increase included operating costs totaling $7.8 million that we incurred during the period in connection with the closing of the Acquisition in January 2005. These costs were mainly employee retention compensation and fees for outside services. Also included in SG&A in 2005 are $4.9 million of management fees to the Company’s equity sponsor group and $6.5 million of non-cash expenses associated with the new share-based compensation plans put in place in connection with the closing of the Acquisition. SG&A expenses for the year ended September 30, 2004 included $3.2 million of costs for professional fees related to the Acquisition and $2.2 million of non-cash expenses from the Predecessor’s share-based compensation plan. Excluding these costs for both periods, SG&A increased $2.6 million due to an increase in the size of our sales forces offset by decreased advertising and product promotional expenses and a decrease in general and administrative expenses following the consolidation of certain activities from the Predecessor’s U.K. headquarters into our Rockaway, New Jersey location.

Our selling, general and administrative expenses are comprised of the following:

	Successor	Predecessor
	Year Ended December 31, 2005	Fiscal Year Ended September 30, 2004	Increase/ (Decrease)
			Dollars	Percent
(dollars in millions)
Advertising and Promotion	$41.0	$49.0	$(8.0)	(16.2)%
Selling and Distribution	67.9	55.1	12.8	23.3%
General, Administrative and Other	53.8	42.1	11.7	27.3%

Total	$162.7	$146.2	$16.5	11.3%

Research and Development

Our investment in research and development expenses totaled $58.6 million in 2005 compared with $26.6 million in the prior fiscal year. Our product development activities are mainly focused on improvements to our existing products, new and enhanced dosage forms and new products delivering compounds which have been previously shown to be safe and effective. Included in 2005 was $37.0 million representing our initial costs to acquire the exclusive U.S. sales and marketing rights to all of LEO Pharma’s products and product improvements that contain calcipotriene or a combination of calcipotriene and a steroid in the United States until 2020 and a right of first refusal and last offer for U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. Excluding the $37.0 million, our investment in research and development decreased $4.9 million compared with fiscal 2004.

Amortization

Amortization expense in 2005 was $233.5 million, which represents a significant increase from the prior year. This increase is due to the increased carrying value of the Company’s definite-lived intangible assets recorded in connection with the Acquisition.

Impairment of Intangible Assets

During the quarter ended December 31, 2005, the market performance of two of our non-core products, Sarafem and Duricef, deteriorated triggering the need for impairment review of the recoverability of the associated intangible assets. Our promotional efforts for Sarafem in the first half of 2005 were unsuccessful in arresting the decline of the brand, which faced new competitors in the PMDD segment and, we believe, lost prescriptions to generic fluoxetine. In 2005, we substantially reduced our promotion of Sarafem. Duricef encountered generic competition in 2005, an event that had been anticipated, but the erosion of prescriptions to the generic versions was more rapid than had been expected. Based on these events, we developed undiscounted cash flow forecasts for each of the products to evaluate the carrying value of the associated definite-lived intangible assets relative to their fair value. We estimated the fair value of the products using a discounted cash flow analysis. The fair value was compared to the carrying value and the differences were recorded as impairment charges for the quarter ended December 31, 2005 as follows:

Product (dollars in millions)
Sarafem	$11.8
Duricef	27.1

Total	$38.9

This non-cash expense is included in the statement of operations for the year ended December 31, 2005.

Acquired In-process Research and Development

We allocated $280.7 million, which represents a significant increase from the prior year, of the purchase price paid to complete the Acquisition to acquired IPR&D. This amount was expensed during in the first calendar quarter of 2005 and is included in the Company’s consolidated statement of operations for the year ended December 31, 2005.

Transaction Costs

During the year ended December 31, 2005 we incurred $36.0 million of expenses representing mainly (1) fees related to bridge financing necessary to complete the Acquisition and (2) the net cost of contracts purchased to hedge movements in the U.S. dollar versus the British pound sterling during the period leading up to the closing of the Acquisition. These costs were directly related to the Acquisition but were not considered part of the purchase price. These costs are shown in a separate line item in our statement of operations.

Interest Income and Interest Expense

Net interest expense in 2005 was $147.9 million, an increase of $138.6 million from $9.3 million in the prior fiscal year. The increase is the result of increased debt service relating to the Company borrowing $1,400.0 million under bank term credit facilities, issuing $600.0 million of 8.75% senior subordinated notes and borrowing varying amounts under a revolving credit facility to fund the Acquisition in January 2005.

Accretion on Preferred Stock in Subsidiary

Total accretion on the Preferred Shares of Warner Chilcott Holdings Company II, Limited for the year ended December 31, 2005 was $31.5 million. The Preferred Shares were issued in January 2005; accordingly, there was no accretion on preferred stock in subsidiary recorded for periods prior to January 2005.

Provision/(Benefit) for Income Taxes

The Company’s effective tax rate for the year ended December 31, 2005 was (2.3%) versus 29.4% in the fiscal year ended September 30, 2004. The decrease in the effective tax rate from the prior year period was due primarily to the Company’s agreement with the Puerto Rican tax authorities whereby the Company’s earnings in Puerto Rico, which are a large component of our overall earnings, are subject to a 2.0% tax. Additionally, the effective tax rate is impacted by the Company’s organization and structure resulting from the Acquisition. The Company is a Bermudan holding company with significant operating subsidiaries in the United States, Puerto Rico, Ireland and the United Kingdom. The Predecessor was a U.K. domiciled entity. In connection with the Acquisition, the effective tax rate was unfavorably impacted by non-deductible transaction costs and non-deductible acquired in-process research and development costs.

The valuation allowance for deferred tax assets of $12.1 million and $9.1 million at December 31, 2005 and 2004, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss carryforwards in various jurisdictions. The Company expects to generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on its Consolidated Balance Sheets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, which requires a valuation allowance be established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized.

Our calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations in various tax jurisdictions. Amounts related to tax contingencies that management has assessed as probable and estimable have been appropriately recorded. Potential liabilities arising from tax audit issues are recorded based on our estimate of whether, and the extent to which, additional taxes may be due. These liabilities may be adjusted to take into consideration changing facts and circumstances. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These potential tax liabilities are recorded in accrued expenses in the Consolidated Balance Sheets.

Except for earnings that are currently distributed, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries. This is due to such earnings being permanently reinvested, the investments being essentially permanent in duration, or the Company concluding that no additional tax liability will arise as a result of distribution of such earnings. If any of these subsidiaries make distributions or are disposed of, a liability could arise. It is not practicable for the Company to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Discontinued Operations

Our discontinued operations for the year ended September 30, 2004 represent our former U.K. pharmaceutical products business sold in April 2004 and our U.K. sterile solutions business sold in May 2004. In March 2004, we sold the exclusive sales and marketing rights to certain Loestrin products to Duramed, for the United States and Canada. Loestrin revenue and profits were not classified as discontinued operations for periods prior to the sale date because we have an ongoing agreement to supply Duramed with its requirements of Loestrin products through April 2008. Revenues from the sale of Loestrin products to Duramed are included in net sales. In the fiscal year ended September 30 2004, the income from discontinued operations, including gain on disposal, was $8.7 million net of a tax charge of $13.2 million.

Net Income/(Loss)

Due to the factors described above, we reported a net loss of $556.6 million for the year ended December 31, 2005 compared with net income of $151.7 million for the fiscal year ended September 30, 2004.

Operating Results for the Quarter Ended December 31, 2004—Restated (Predecessor) and 2003 (unaudited) (Predecessor)

During the quarter ended December 31, 2004, which served as a transition period as we changed fiscal years to a calendar year, we recorded a number of expenses directly related to the closing of the Acquisition including transaction related expenses of $51.0 million and $3.7 million of incremental operating expenses resulting from the Acquisition that are included in selling, general and administrative expense.

Included in the Predecessor’s results for the quarter ended December 31, 2003 was $12.5 million of revenue and $11.6 million of profit before taxes from sales of certain Loestrin brand oral contraceptive products in the United States and Canada. The U.S. and Canadian rights to two Loestrin products were sold to a unit of Barr on March 24, 2004. The Loestrin revenue and profits were not classified as discontinued operations as the Company supplies Barr with its requirements of Loestrin product through April 2008. Revenue from the sale of Loestrin products to Barr is included in net sales.

Revenue

The following table sets forth our revenue for the quarters ended December 31, 2004 and 2003 with the changes over the prior year period:

	Predecessor
	Quarter Ended December 31,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
(dollars in millions)		(unaudited)

Oral Contraceptives
Ovcon	$22.3	$16.2	$6.1	37.3%
Estrostep	17.7	12.9	4.8	37.5%
Loestrin (United States and Canada)	—	12.5	(12.5)	n.m.

Total	$40.0	$41.6	$(1.6)	(3.8)%

Hormone Therapy
Estrace Cream	16.1	13.0	3.1	24.2%
femhrt	16.3	17.2	(0.9)	(5.0)%
Femring	3.7	0.8	2.9	358.6%
Estrace Tablets	3.6	2.0	1.6	73.5%

Total	$39.7	$33.0	$6.7	20.3%

Dermatology
Doryx	18.8	15.7	3.1	20.1%

PMDD
Sarafem	13.0	24.6	(11.6)	(47.0)%

Other product sales
Other products	7.8	9.2	(1.4)	(16.2)%
Contract manufacturing	11.4	—	11.4	n.m.

Total product net sales	$130.7	$124.1	$6.6	5.3%

Other revenue
Dovonex co-promotion	6.2	0.7	5.5	n.m.

Total revenue	$136.9	$124.8	$12.1	9.7%

Revenue in the quarter ended December 31, 2004 was $136.9 million, an increase of 9.7% over the same quarter in the prior year. Excluding $11.4 million of non-strategic and low margin contract manufacturing revenue from the 2004 quarter and $12.5 million sales of the divested Loestrin products in the 2003 quarter, our revenue growth was 11.8%.

Our oral contraceptive products, Ovcon and Estrostep, have been the primary focus of our sales forces since early 2004 and that promotional effort has produced strong growth in demand for both products. Ovcon revenue growth of 37.3% and Estrostep growth of 37.5% versus the prior year quarter were driven by growth in filled prescriptions (unit growth) combined with the impact of price increases (approximately 10% for both products) and modest expansions in the levels of wholesaler pipeline inventories of both products during the quarter.

Sales of our HT products were affected by the general decline in the HT markets that began in July 2002 following the NIH’s early termination of the E&P Arm of the WHI Study. The market decline began to slow in the quarter ended December 31, 2004, but we decreased our promotional emphasis on HT products in favor of products with greater market potential, especially our oral contraceptives. Our HT product sales increased by $6.7 million or 20.3% in the quarter ended December 31, 2004 compared with the prior year quarter, with sales of Estrace Tablets, Estrace Cream and Femring all increasing while sales of femhrt declined. Despite decreased promotion, unit demand for Estrace Cream (measured by filled prescriptions) was essentially flat compared with the prior year. We do not actively promote Estrace Tablets as the product faces significant generic competition. Filled prescriptions for Estrace Tablets continue to decline at a predictable rate and we have taken aggressive price increases (approximately 39%) to offset a portion of that decline. Pipeline inventories of Estrace Tablets were substantially reduced during the prior year quarter, which had the effect of reducing our sales during the period. This accounts for a large part of the increase in Estrace Tablet sales in the December 2004 quarter in comparison with the December 2003 quarter.

In dermatology, our oral antibiotic Doryx had revenue growth of $3.1 million or 20.1% in the quarter ended December 31, 2004 over the prior year quarter. Market demand for Doryx (as measured by filled prescriptions) increased slightly versus the prior year quarter and the company benefited from the impact of price increases of approximately 24%. A modest increase in pipeline inventories of Doryx during the quarter accounted for a portion of the growth in revenue versus the prior year quarter.

During the quarter ended December 31, 2004 we recorded $6.2 million of revenue relating to our co-promotion with Bristol-Myers for Dovonex compared with $0.7 million in the prior year quarter. We were compensated at a higher rate, as a percentage of Dovonex net sales, under the agreement in the December 2004 quarter than in the prior year quarter.

Sarafem, our product used to treat PMDD, had sales of $13.0 million in the quarter ended December 31, 2004, a 47.0% decrease versus the prior year quarter. Unit demand, as measured by filled prescriptions, declined more than 30%. Net sales of Sarafem in the prior year quarter were high relative to unit demand as Sarafem pipeline inventories expanded considerably during the period. Pipeline inventories contracted modestly during the December 2004 quarter. We believe that Sarafem, which is patent protected until May 2008, is facing significant indirect competition from generic fluoxetine, the active ingredient in Sarafem, and branded SSRIs that are increasingly targeting the PMDD market. Efforts to slow the decline of filled prescriptions have, to date, been unsuccessful.

In the quarter ended December 31, 2004 we recorded revenues of $11.4 million from contract manufacturing activities in our facility in Fajardo, Puerto Rico. We had no such activities in the quarter ended December 31, 2003 as the Fajardo facility was purchased in May 2004.

Cost of Sales (excluding amortization of intangible assets)

Cost of sales increased $23.1 million to $34.5 million in the quarter ended December 31, 2004 from $11.4 million in the prior year quarter. Our cost of sales as a percentage of product net sales was 26.4% compared to 9.2% in the prior year quarter. The increase in our cost of sales percentage in comparison with the prior year quarter was the result of several factors. Certain Loestrin products, which were divested in March 2004, accounted for $12.5 million of high profit margin sales in the prior year quarter. Adding to the relative decline, our December 2004 quarter included $11.4 million of sales from low margin contract manufacturing activities with no such revenue in the prior year quarter.

	Predecessor
	Quarter Ended December 31,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
(dollars in millions)		(unaudited)
Product net sales	$130.7	$124.1	$6.6	5.3%

Cost of sales (excluding amortization)	34.5	11.4	23.1	202.7%

Cost of sales percentage	26.4%	9.2%

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended December 31, 2004 were $41.5 million, an increase of $3.8 million, or 9.9% from $37.7 million in the quarter ended December 31, 2003. This increase is mainly due to operating expenses totaling $3.7 million that we incurred in connection with the closing of the Acquisition in January 2005. These costs related to amounts accrued by the Predecessor to cover payments required to be made to an executive under change of control provisions of an employment agreement. Our selling and distribution costs increased 30.7% due to an increase in headcount, offset by a reduction in advertising and promotion.

Our selling, general and administrative expenses are comprised of the following:

	Predecessor
	Quarter Ended December 31,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
(dollars in millions)		(unaudited)
Advertising and Promotion	$8.7	$13.6	$(4.9)	(35.9)%
Selling and Distribution	16.7	12.8	3.9	30.7%
General, Administrative and Other	16.1	11.3	4.8	41.2%

Total	$41.5	$37.7	$3.8	9.9%

Research and Development

Research and development costs were $4.6 million for the quarter ended December 31, 2004; a decrease of $2.1 million or 31.1% compared with the quarter ended December 31, 2003. In both years our expenditures were primarily for work on our oral contraceptive line extensions and line extensions for Doryx. The decrease in research and development costs compared with the prior year quarter reflects the timing of expenses for product development projects.

Amortization

Amortization expense in the quarter ended December 31, 2004 was $21.6 million, an increase of $8.4 million from $13.2 million in the quarter ended December 31, 2003. This increase is due to the impact of contingent payments made to Pfizer with respect to our purchase of the Estrostep and femhrt product lines and increased amortization related to our purchase of rights to Barr’s ANDA for which our Ovcon 35 is the reference product.

Transaction Costs

During the quarter ended December 31, 2004 we incurred $51.0 million of expenses comprised mainly of fees to advisors in the period leading up to the Acquisition. These costs are shown in a separate line item in our statement of operations. There were no such costs in the quarter ended December 31, 2003.

Interest Income and Interest Expense

Net interest expense in the quarter was $1.2 million, a decrease of $1.9 million from $3.1 million in the quarter ended December 31, 2003. We had significantly less debt outstanding in the December 2004 quarter than during the prior year quarter.

Provision for Income Taxes

We generated a loss before income taxes of $17.5 million in the quarter ended December 31, 2004 and a tax provision of $11.6 million. A number of expenses recorded in connection with the Acquisition are not deductible in the tax jurisdictions where they were incurred.

Discontinued Operations

Our discontinued operations for the quarter ended December 31, 2003 represented our former U.K. pharmaceutical products business sold in April 2004. In March 2004 we sold the exclusive sales and marketing rights to certain Loestrin products to Duramed, a subsidiary of Barr, for the United States and Canada. Loestrin revenue and profits were not classified as discontinued operations for periods prior to the sale date, including for the quarter ended December 31, 2003, because we have an ongoing agreement to supply Duramed with its requirements of Loestrin products through April 2008. Revenues from the sale of Loestrin products to Duramed are included in net sales.

Net Income/(Loss)

Due to the factors described above, we reported a net loss of $29.1 million in the quarter ended December 31, 2004 compared with $42.7 million of net income in the same quarter in the prior year.

Operating Results for the Fiscal Years Ended September 30, 2004 and 2003

Revenue

The following table sets forth our revenue from our continuing business for fiscal year ended September 30, 2004 and fiscal year ended September 30, 2003 with the changes over the prior year period:

	Predecessor
	Fiscal Year Ended September 30,			Increase/ (Decrease)
	2004	2003		Dollars	Percent
(dollars in millions)
Oral Contraceptives
Ovcon	$71.5	$58.6		$12.9	22.1%
Estrostep	61.7	26.5		35.2	132.9%
Loestrin (United States and Canada)	26.3	38.6		(12.3)	(31.9)%

Total	$159.5	$123.7		$35.8	29.0%
Hormone Therapy
Estrace Cream	58.1	44.8		13.3	29.8%
femhrt	70.5	22.6		47.9	212.4%
Femring	8.3	2.3		6.0	263.8%
Estrace Tablets	14.7	22.5		(7.8)	(34.7)%

Total	$151.6	$92.2		$59.4	64.6%

Dermatology
Doryx	69.5	54.1		15.4	28.4%

PMDD
Sarafem	59.5	59.9		(0.4)	(0.6)%

Other product sales
Other products	34.0	35.3	(1)	(1.3)	(3.8)%
Contract manufacturing	8.3	—		8.3	n.m.

Total product net sales	$482.4	$365.2		$117.2	32.1%

Other revenue
Dovonex co-promotion	7.8	—		7.8	n.m.

Total revenue	$490.2	$365.2		$125.0	34.3%

(1)	Includes $0.5 million of royalty income

For fiscal year 2004, total revenue from continuing operations were $490.2 million, an increase of $125.0 million, or 34.3% from $365.2 million in fiscal year 2003. Estrostep, femhrt and Sarafem were all purchased during fiscal year 2003, and therefore 2004 represented the first full year of sales of these products under our control. We therefore do not have year on year growth rates for these products. Of our existing products for which we do have comparable data, Ovcon, Estrace Cream and Doryx showed year on year revenue growth of 22.1%, 29.8% and 28.4%, respectively. However, Sarafem showed a decrease of $0.4 million for fiscal year 2004, compared with fiscal year 2003, resulting from additional competition from branded SSRIs that are increasingly targeting the PMDD market, indirect competition from generic fluoxetine, the active ingredient in Sarafem and the discontinuation of promotion to primary care physicians after we acquired the product from Eli Lilly and Company (“Lilly”). In addition, revenues from Estrace Tablets showed a decrease of $7.8 million, or 34.7%, for fiscal year 2004 compared to fiscal year 2003, as a result of the continued erosion of market share resulting from generic substitution, the lack of promotional support and the impact of the controversy surrounding the E&P Arm of the WHI Study on oral HT products. Revenues from femhrt, another oral HT product, were $70.5 million in fiscal year 2004. Although we do not have comparable annual data, revenues from femhrt in quarterly periods in 2004 have increased compared to corresponding periods in fiscal year 2003 following our acquisition of this product despite declining prescription volumes.

Also included in product net sales are revenues of approximately $8.3 million from contract manufacturing activities in our acquired facility in Fajardo, Puerto Rico.

Our product revenues for fiscal year 2004 include revenues of $24.0 million in the United States and $2.3 million in Canada attributable to sales of Loestrin prior to the licensing of the then-marketed Loestrin products to Duramed in March 2004 and after that time, $2.7 million of revenues from our supply agreement with Duramed. Our product revenues for fiscal year 2004, excluding revenues attributable to Loestrin product sales, were $456.1 million.

During fiscal year 2004, we recorded revenues of $7.8 million in co-promotion fees relating to Dovonex. These fees are included in other revenue in the above table.

Cost of Sales (excluding amortization of intangible assets)

Cost of sales of $53.5 million for fiscal year 2004 increased $11.5 million, or 27.2%, from $42.0 million in fiscal year 2003 primarily as a result of increased revenues, including those from newly acquired products. Our cost of sales as a percentage of product net sales was approximately 11% in both fiscal years 2004 and 2003.

	Predecessor
	Fiscal Year Ended September 30,		Increase/ (Decrease)
(dollars in millions)	2004	2003	Dollars	Percent
Product net sales	$482.3	$364.6	$117.7	32.3%

Cost of sales (excluding amortization)	53.5	42.0	11.5	27.2%

Cost of sales percentage	11.1%	11.5%

Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2004 were $146.2 million, an increase of $21.4 million, or 17.2%, from $124.8 million in fiscal year 2003. This increase reflects the continued expansion of our sales forces, which began in 2003, the increased costs of which are reflected for a full year in 2004. The average number of representatives on our sales forces in fiscal year 2004 was 384, an increase of 17% compared to the fiscal year 2003 average of 328. As of September 30, 2004, we had 401 full-time sales representatives and approximately 295 contract sales representatives (whose promotional activities for us equal the work of approximately 55 full-time contract employees) who promoted our products on a part-time basis at a cost of $3.2 million for fiscal year 2004.

Our selling, general and administrative expenses are comprised of the following:

	Predecessor
	Fiscal Year Ended September 30,		Increase/ (Decrease)
	2004	2003	Dollars	Percent
(dollars in millions)
Advertising and Promotion	$49.0	$42.5	$6.5	15.4%
Selling and Distribution	55.1	45.4	9.7	21.3%
General, Administrative and Other	42.1	36.9	5.2	14.2%

Total	$146.2	$124.8	$21.4	17.2%

Research and Development

Research and development expenses for fiscal year 2004 were $26.6 million, an increase of $1.7 million, or 6.8%, from $24.9 million in fiscal year 2003.

In women’s healthcare, we have ongoing projects in contraception, hormone therapy, PMDD and female sexual dysfunction. In fiscal year 2004, we received final FDA approval for our new Ovcon Chewable tablet product and our estradiol acetate tablet Femtrace. A supplemental NDA for low dose femhrt was accepted for filing in May 2004. An Investigative New Drug Application (“IND”) was submitted to the FDA for Loestrin 24 Fe, an oral contraceptive with a 24-day regimen of active therapy oral contraceptive, in December 2003. In addition, we initiated Phase III development for WC 2060, another 24-day oral contraceptive (which we have referred to previously as “Estrostep 24”), in May and amended our IND for Estrostep in connection with the product in development. In dermatology, we developed a delayed-release tablet form of Doryx, for which we submitted an NDA in April 2004.

Depreciation and Amortization

Depreciation expense in fiscal year 2004 was $2.1 million, an increase of $0.6 million, or 40.0%, from $1.5 million in fiscal year 2003. This increase resulted from investments in property, plant and equipment in the ordinary course. Amortization expense in fiscal year 2004 was $52.4 million, an increase of $14.3 million, or 37.5%, from $38.1 million in fiscal year 2003. This increase was primarily due to the amortization of products that we acquired during fiscal year 2003.

Interest Income and Interest Expense

Net interest expense in fiscal year 2004 was $9.3 million, an increase of $1.6 million, or 20.4%, from $7.7 million in fiscal year 2003. This decrease resulted from average cash on hand in fiscal year 2004 being significantly lower than the average cash on hand during fiscal year 2003, as a result of our new product acquisitions in fiscal year 2003 being funded in part with cash on hand. In the second quarter of fiscal year 2003, we put in place a credit facility of $450.0 million, of which we drew down approximately $350 million in fiscal year 2003 to fund product acquisitions. By the end of fiscal year 2004, $192.0 million of this balance was outstanding. In the second quarter of fiscal year 2004, we redeemed all of the remaining Warner Chilcott (US), Inc. 12.625% Senior Notes (the “12.625% Notes”) outstanding, for a total of $48.3 million. A cost of $1.2 million was associated with the early retirement of the 12.625% Notes.

Provision for Income Taxes

Taxes in fiscal year 2004 were $59.4 million, an increase of $18.0 million, or 43.5%, from $41.4 million in fiscal year 2003. This increase was a result of an increase in our taxable income, and was partially offset by a decrease in the composite tax rate of the countries in which we operate. We operated in primarily four tax jurisdictions: the United Kingdom, the United States, the Republic of Ireland and Puerto Rico. In the United Kingdom, the tax rate was 30% for both fiscal years 2004 and 2003. In the United States, the tax rate was 40% for both fiscal years 2004 and 2003. In the Republic of Ireland, the tax rate was 12.5% for both fiscal years 2004 and 2003. In Puerto Rico, the tax rate for fiscal year 2004 was 2%. We did not operate in Puerto Rico in fiscal year 2003. Our effective tax rate was 29% in fiscal year 2004 and 32% in fiscal year 2003. The decrease is primarily due to changes in the revenue mix as a result of generating a higher percentage of our revenues in fiscal year 2004 in jurisdictions having lower effective tax rates.

Discontinued Operations

Our discontinued operations represented our U.K. and Ireland operations sold in fiscal year 2004. We sold our Pharmaceutical Development and Manufacturing Services (“PDMS”) contract manufacturing business in December 2003, our U.K. Pharmaceutical products business in April 2004 and our U.K. sterile solutions business in May 2004. In addition, we sold the exclusive sales and marketing rights for the United States and Canada to the then-marketed Loestrin products to Duramed in March 2004, however, we do not account for Loestrin as a discontinued business due to our ongoing supply agreement with Duramed. In fiscal year 2003, our income from discontinued operations was $9.9 million, representing results for PDMS, U.K. Sales and Marketing and our U.K. sterile solutions business. In fiscal year 2004, our income from discontinued operations was $3.3 million, representing results for our U.K. and Ireland operations. We also recorded a gain on disposal of discontinued operations of $5.4 million in fiscal year 2004, net of a tax charge of $11.8 million.

Net Income/(Loss)

Due to the factors set forth above, we reported net income of $151.7 million in fiscal year 2004, an increase of $55.5 million, or 57.7%, from $96.2 million in fiscal year 2003. Our discontinued operations, including the gain on disposal, accounted for $8.7 million and $9.9 million of our net income, in fiscal years 2004 and 2003, respectively.

Financial Condition, Liquidity and Capital Resources

Cash

At June 30, 2006, our cash on hand was $44.4 million, as compared to $11.5 million at December 31, 2005. As of June 30, 2006 our debt, net of cash, was $2,177.5 million and consisted of $1,621.9 million of borrowings under our senior secured credit facility plus $600.0 million in our 8 3/4% Senior Subordinated Notes due 2015, less $44.4 million cash on hand.

The following table summarizes our net increase in cash and cash equivalents for the periods indicated:

	Successor			Predecessor
	Six Months Ended June 30,		Year Ended December 31,	Fiscal Year Ended September 30,
	2006	2005	2005	2004
(dollars in millions)
Net cash provided by / (used in) operating activities	$62.4	$(31.9)	$(22.4)	$175.0
Net cash (used in) / provided by investing activities	(261.3)	(2,939.1)	(2,959.7)	103.5
Net cash provided by / (used in) financing activities	231.8	3,001.7	2,993.6	(182.6)

Net increase in cash and cash equivalents	$32.9	$30.7	$11.5	$95.9

Operating Activities

Our net cash provided by operating activities for the six months ended June 30, 2006 increased $94.3 million over the prior year period. We reported a net loss of $418.5 million in the prior year period compared with a net loss of $64.0 million in the current period. The six months ended June 30, 2005 included significant costs and expenses directly related to the Acquisition. During the six months ended June 30, 2006, our investment in working capital, excluding cash, increased mainly due to the acquisition of Dovonex on January 1, 2006, and the launches of Loestrin 24 Fe and Taclonex, which were significant factors in the $16.2 million increase in inventories from December 31, 2005 to June 30, 2006. Our costs to purchase both Dovonex and Taclonex, expressed as a percentage of their net sales values, are significantly higher than our other products resulting in higher investments in inventory relative to the products’ net sales.

Our net cash used in operating activities for the year ended December 31, 2005 decreased by $197.4 million compared to the fiscal year ended September 30, 2004, reflecting primarily the payment of Acquisition related costs, higher interest expense resulting from the Acquisition financing, and R&D payments related to the transaction with LEO Pharma in 2005. Our working (deficit) capital as of December 31, 2005 decreased by $76.3 million from December 31, 2004 to ($26.1) million, due mainly to the fact that cash on hand was used to repay predecessor debt on the Acquisition Date.

Investing Activities

Our net cash used in investing activities during the six months ended June 30, 2006 totaled $261.3 million, consisting of $198.5 million to purchase the rights to Dovonex, $40.0 million paid to LEO Pharma to complete the acquisition of the rights to Taclonex, $14.4 million of contingent purchase consideration due to Pfizer in connection with the 2003 acquisitions of Estrostep and femhrt and $8.4 million of capital expenditures. Net cash used in investing activities in the six months ended June 30, 2005 included $2,922.6 million used to acquire the company, $14.4 million of contingent purchase payments to Pfizer and $2.2 million of capital expenditures. Our capital expenditures during the six months ended June 30, 2006 included continued investments in our Fajardo, Puerto Rico manufacturing facility and the implementation of a corporate-wide enterprise resource planning system.

Our net cash used in investing activities for the year ended December 31, 2005 was $2,959.7 million, consisting primarily from the Acquisition and related fees, net of cash acquired. For the year ended December 31, 2005, capital expenditures and purchased intangible assets for the continuing business were $37.1 million. Our capital expenditures during the periods were mainly to expand our production and packaging capability in our Fajardo, Puerto Rico facility and costs to acquire and implement a company-wide enterprise resource planning (ERP) system. Intangible assets purchased during the year were comprised of contingent payments made in respect of the femhrt and Estrostep products we acquired from Pfizer in 2003. Our net cash provided by investing activities in fiscal year 2004 was primarily from the sale of divested businesses.

Financing Activities

Our net cash provided by financing activities in the six months ended June 30, 2006 was $231.8 million, principally consisting of $240.0 million of borrowings under the delayed-draw term loan portion of our senior secured credit facility used to fund the Dovonex and Taclonex transactions, net of required repayments of our term debt. The net cash provided by financing activities in the six months ended June 30, 2005 includes $2,020.0 million of borrowings and $1,282.9 million of proceeds from the issuance of share capital to purchase the Company from the Predecessor offset by repayments of predecessor debt and debt issuance costs.

Our net cash provided by financing activities for the year ended December 31, 2005 was $2,993.6 million, principally consisting of net advances under our senior secured credit facility, funds from the notes (net of debt issuance costs) and proceeds from the issuance of shares from our Sponsors offset by repayment of debt of the Predecessor of $195.0 million. Our net cash used in financing activities in fiscal 2004 was $182.6 million consisting mainly of repayments of long-term debt, purchase of treasury stock and cash dividends paid.

Senior Secured Credit Facility

On January 18, 2005, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and our Puerto Rico operating subsidiary (Warner Chilcott Company, Inc.) entered into a $1,790.0 million senior secured credit facility with Credit Suisse, as administrative agent and lender, and other lenders. The senior secured credit facility consists of a $1,400.0 million single-draw term loan and a $240.0 million delayed-draw term loan and a $150.0 million revolving credit facility, of which $30.0 million and $15.0 million will be available for letters of credit and swing line loans, respectively, to Warner Chilcott Corporation and Warner Chilcott Company, Inc. The senior secured credit facility also contemplates up to three uncommitted tranches of term loans up to an aggregate $250.0 million. However, the lenders under the senior secured credit facility are not committed to provide these additional tranches.

Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. are each borrowers and cross-guarantors under the senior secured credit facility; our significant subsidiaries are also guarantors and cross-guarantors of this obligation. Borrowings under the senior secured credit facility are secured by a first priority security interest in substantially all of the borrowers’ and guarantors’ assets, including a pledge of all of the outstanding capital stock of Warner Chilcott Holdings Company III, Limited.

The $1,400.0 million single-draw term loan was drawn in a single drawing on January 18, 2005 to (i) finance, in part, the purchase of Warner Chilcott PLC shares, (ii) refinance certain existing debt of Warner Chilcott PLC and its subsidiaries and (iii) pay the fees and expenses related to the Transactions. Amounts borrowed under the single-draw term loan that are repaid or prepaid may not be reborrowed. In 2006, the $240.0 million delayed-draw facility was utilized for the acquisition of the U.S. rights to the prescription pharmaceutical product Dovonex from Bristol-Myers for $200.0 million and a $40.0 million milestone payment to LEO Pharma following FDA approval of Taclonex. During 2005 and the six months ended June 30, 2006, we borrowed an aggregate $101.7 million and $20.0 million, respectively, under our revolving credit facility for various working capital purposes. Loans and letters of credit under the revolving credit facility are available at any time prior to the final maturity of the revolving credit facility, in minimum principal amounts specified in the senior secured credit facility. Amounts repaid under the revolving credit facility may be reborrowed. As of June 30, 2006 and December 31, 2005, there were no borrowings outstanding under the revolving credit facility.

The term loan and delayed-draw term loan facilities mature on January 18, 2012, with scheduled quarterly repayments totaling $16.4 million annually that began June 30, 2005. The revolving credit facility matures on January 18, 2011. The borrowers under the senior secured credit facility are also required to make mandatory prepayments of term loans in amounts equal to 100% of net asset sale proceeds, 100% of net proceeds from issuance of debt, other than permitted debt under the senior secured credit facility, and up to 50% (with reductions based on leverage) of excess cash flow (as defined in the senior secured credit facility). Optional prepayments may be made at any time without premium or penalty.

The senior secured credit facility contains a financial covenant that requires that Warner Chilcott Holdings Company III, Limited’s ratio of total indebtedness to EBITDA (both as defined in the senior secured credit facility) not exceed certain levels. The senior secured credit facility also contains a financial covenant that requires Warner Chilcott Holdings Company III, Limited to maintain a minimum ratio of EBITDA to interest expense (as defined in the senior secured credit facility) and other covenants that, among other things, limit its ability to incur additional indebtedness, incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change its business or amend the terms of its subordinated debt and restrict the payment of dividends. As of June 30, 2006, we were in compliance with all covenants and the most restrictive financial covenant was the interest coverage ratio.

The senior secured credit facility specifies certain customary events of default including, without limitation, non-payment of principal or interest, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default or cross acceleration of certain other material indebtedness, bankruptcy and insolvency events, material judgments and liabilities, certain ERISA events, invalidity of guarantees and security documents under the senior secured credit facility and change of control.

Interest on term borrowings accrued, at the option of Warner Chilcott Holdings Company III, Limited, at LIBOR plus 2.75% or Adjusted Base Rate (“ABR”) plus 1.75% through April 24, 2006. On April 25, 2006, Warner Chilcott Holdings Company III, Limited and certain of our other subsidiaries entered into an amendment to its senior secured credit facility under which the interest rates applicable to outstanding and future term loans were reduced by 0.25%. These interest rates would be reduced by an additional 0.25% if: (i) Warner Chilcott Holdings Company III, Limited’s term loans receive a rating of B1 or higher from Moody’s Investors Service, Inc. and B+ or higher from Standard & Poor’s or (ii) Warner Chilcott Holdings Company III, Limited’s leverage ratio (as defined under the senior secured credit facility) is equal to or less than 5.75 to 1 and the additional reduction would remain in effect as long as the required ratings or leverage ratio were maintained. Warner Chilcott Holdings Company III, Limited also paid a commitment fee of 1.375% of the unused portion of the delayed-draw facility. As of June 30, 2006 there is no longer a delayed-draw commitment fee as these were fully drawn (see Note 9 to the Condensed Consolidated Financial Statements for the six months ended June 30, 2006 included elsewhere in this prospectus for further discussion).

The interest rates on borrowings under the revolving credit facility accrue, at the option of Warner Chilcott Holdings Company III, Limited, at LIBOR plus 2.50% or ABR plus 1.50%. Warner Chilcott Holdings Company III, Limited also pays a commitment fee initially set at 0.5% of the unused portion of the revolving credit facility ($150.0 million unused as of June 30, 2006). The interest rate spreads for revolving credit loans and the revolving credit commitment fee are subject to downward adjustment conditioned upon reductions in its leverage ratio.

Effective May 3, 2005, Warner Chilcott Company, Inc. entered into interest rate swap contracts covering $450.0 million notional principal amount of its variable rate debt. Warner Chilcott Company, Inc. was required under the terms of its senior secured credit facility to fix or otherwise limit its interest costs on at least 50% of its funded indebtedness for a specified period. By entering into these swap contracts, and by fixing the interest rate on certain LIBOR borrowings for six months, Warner Chilcott Company, Inc. satisfied this requirement. On June 16, 2006, Warner Chilcott Company, Inc. executed two additional interest rate swap contracts (which will become effective at two future dates) to limit its exposure to future unfavorable movements in interest rates. These swaps effectively convert certain of Warner Chilcott Company, Inc.’s variable rate debt to fixed rate debt. Warner Chilcott Company, Inc. entered into the interest rate swaps specifically to hedge a portion of its exposure to potentially adverse movements in variable interest rates. The swaps are accounted for in accordance with SFAS Nos. 133, 138, and 149.

The terms of the swaps are shown in the following table:

Notional Principal Amount	Start Date	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$50,000	May-03-05	Nov-03-06	90 day LIBOR	3.900%
$200,000	May-03-05	May-03-07	90 day LIBOR	3.965%
$200,000	May-03-05	May-03-08	90 day LIBOR	4.132%
$200,000	Sept-29-06	Dec-31-09	90 day LIBOR	5.544%
$175,000	May-03-07	Dec-31-08	90 day LIBOR	5.556%

Senior Subordinated Notes

On January 18, 2005, Warner Chilcott Corporation, our wholly-owned U.S. subsidiary, issued $600.0 million principal amount of 8 3/4% senior subordinated notes due 2015 (the “notes”). The notes are guaranteed on a senior subordinated basis by Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.a.r.l., the U.S. operating subsidiary (Warner Chilcott (US), Inc.) and the Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.). Interest payments on the notes are due semi-annually in arrears on each February 1 and August 1. Proceeds from the issuance of the notes, net of issuance expenses of $27.2 million, were $572.8 million and were used to fund a portion of the Acquisition of Warner Chilcott PLC. Costs related to the issuance of the notes are being amortized to interest expense over the ten-year term of the notes using the effective interest method. The notes are unsecured senior subordinated obligations of Warner Chilcott Corporation, are guaranteed on an unsecured senior subordinated basis by Warner Chilcott Holdings Company III, Limited, and rank junior to all existing and future senior indebtedness, including indebtedness under the senior secured credit facility.

All or some of the notes may be redeemed at any time prior to February 1, 2010 at a redemption price equal to par plus a “make-whole” premium. On or after February 1, 2010, Warner Chilcott Holdings Company III, Limited may redeem all or some of the notes at redemption prices declining from 104.38% of the principal amount to 100.00% on or after February 1, 2013. In addition, Warner Chilcott Holdings Company III, Limited may, at its option, redeem up to 35.00% of the aggregate principal amount of the notes at any time prior to February 1, 2008 with the net cash proceeds of one or more equity offerings at a redemption price of 108.75% of the principal amount. If Warner Chilcott Holdings Company III, Limited or Warner Chilcott Corporation were to undergo a change of control, each note holder would have the right to require Warner Chilcott Corporation to repurchase the notes at a purchase price equal to 101.00% of the principal amount. The note indenture contains restrictive covenants that, among other things, limit the ability of Warner Chilcott Holdings Company III, Limited and its subsidiaries to incur or guarantee additional debt, redeem or repurchase capital stock and restrict the payment of dividends or distributions on such capital stock. As of June 30, 2006 we were in compliance with all covenants. We intend to use $228.4 million from the proceeds of the offering to repurchase a portion of the notes, which amount includes an $18.4 million premium payable in connection with such repurchase.

On July 15, 2005 Warner Chilcott Holdings Company III, Limited filed an S-4 registration statement covering the registration of an aggregate principal amount of $600.0 million of new 8 3/4% Senior Subordinated Notes due 2015 of Warner Chilcott Corporation that may be exchanged for an equal principal amount of the notes. The registration statement also covers the resale of the registered notes by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. and their affiliates that are affiliates of the registrant in market making transactions. On April 20, 2006 Warner Chilcott Holdings Company III, Limited filed Amendment No. 1 to the registration statement. On April 21, 2006 the SEC declared the S-4 registration statement effective. Due to delays in having the S-4 registration statement declared effective, Warner Chilcott Holdings Company III, Limited incurred penalty interest on the notes beginning on December 15, 2005. As of April 21, 2006 the interest rate on the notes reverted to the stated 8 3/4% rate. On May 23, 2006, Warner Chilcott Corporation completed the exchange offer and exchanged all of the notes for new 8 3/4% Senior Subordinated Notes due 2015.

As of June 30, 2006, Warner Chilcott Holdings Company III, Limited’s funded debt included the following:

(dollars in millions)	Current Portion June 30, 2006	Long-Term Portion June 30, 2006	Total Outstanding June 30, 2006
Revolving credit loan	$—	$—	$—
Term loans	16.4	1,605.5	1,621.9
Senior Subordinated Notes	—	600.0	600.0

Total	$16.4	$2,205.5	$2,221.9

As of June 30, 2006, mandatory repayments of long-term debt in the remainder of 2006 and each of the five years ended December 31, 2007 through 2011 and thereafter were as follows:

(dollars in millions) Year Ending December 31,	Aggregate Maturities
2006	$8.2
2007	16.4
2008	16.4
2009	16.4
2010	16.4
2011	12.3
Thereafter	2,135.8

Total long-term debt	$2,221.9

Our ability to make scheduled payments of principal, or to pay the interest or additional interest, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on the current level of operations, we believe that cash flow from operations, available cash and short-term investments, together with borrowings available under the senior secured credit facility, will be adequate to meet our future liquidity needs throughout calendar 2006. Our assumptions with respect to future costs may not be correct, and funds available to us from the sources discussed above may not be sufficient to enable us to service our indebtedness, including the notes, or cover any shortfall in funding for any unanticipated expenses. In addition, to the extent we make future acquisitions, we may require new sources of funding including additional debt, or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms or at all.

The carrying amount reported for long-term debt, other than the notes, approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the notes ($606.0 million) has been calculated based on comparable market yields on June 30, 2006.

Share-Based Compensation

Our board of directors has agreed to grant additional equity-based incentives to our employees and to change the vesting criteria with respect to the ROC restricted shares as described below.

The additional equity-based incentives will include: (i) grants of 892,638 shares of Class A common stock to certain members of senior management which will be fully vested on the date of grant and (ii) grants of 238,150 restricted shares of Class A common stock and options to purchase 1,161,920 shares of Class A common stock to employees, which will vest over four years. The grants will be made under the Equity Incentive Plan, as amended, and will occur at the time of our IPO.

During 2005 we granted 1,642,441 restricted shares of Class A common stock to employees that were to vest based on certain investors in us obtaining a return on their investments of more than 250% (the “ROC restricted shares”). The ROC restricted shares will become fully vested at the time of our IPO, which will result in the acceleration of the unamortized compensation expense associated with the ROC restricted shares.

Expenses Related to the Offering

As a result of our expected use of the net proceeds from this offering and the share-based compensation described above, we expect to record one-time expenses totaling $79.2 million in the second half of 2006. These expenses will consist of:

•	compensation expense of approximately $14.7 million with respect to the share grants and the accelerated vesting of the ROC restricted shares under SFAS 123R (approximately $27.3 million in total compensation expense over the applicable vesting periods);

•	an interest premium of $18.4 million related to the early repayment of $210.0 million of our senior subordinated notes;

•	approximately $18.7 million related to deferred financing fees for our repayment of a total of $615.0 million of our indebtedness; and

•	approximately $27.4 million for the termination of our Sponsor advisory and management fee agreement.

Contractual Commitments

The following table summarizes our financial commitments as of June 30, 2006:

	Cash Payments due by Period
	Total		Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
(dollars in millions)
Long-term debt:
Senior secured credit facility	$1,621.9		$16.4	$32.8	$32.8	$1,539.9
8.75% Senior Subordinated Notes due 2015	600.0		—	—	—	600.0
Interest payments on long-term debt(1)	1,126.7		171.6	339.4	334.2	281.5
Sponsor advisory and management fees	32.5		5.0	10.0	10.0	7.5
Supply agreement obligations	79.9		53.2	23.1	3.6	—
Lease obligations	7.9		3.3	2.9	1.5	0.2

Total Contractual Obligations	$3,468.9	(2)	$249.5	$408.2	$382.1	$2,429.1

(1)	Interest rates reflect borrowing rates for our outstanding long-term debt as of June 30, 2006. Based on our variable rate debt levels of $1,172 million as of June 30, 2006, a 1% change in interest rates would impact our annual interest payments by approximately $12 million.
(2)	As described under “Use of Proceeds,” following the offering we intend to pay $405 million to reduce debt outstanding under our senior secured credit facility, $228.4 million to repurchase a portion of the 8.75% senior subordinated notes due 2015 and $27.4 million as a termination fee to our Sponsors under the advisory and management agreement. Accordingly, assuming the offering and related uses of proceeds had occurred on June 30, 2006, total interest payments on long-term debt, interest payments due in less than 1 year, 1 to 3 years, 3 to 5 years and more than five years would have been $788.7 million and $122.4 million, $241.0 million, $235.9 million and $189.4 million.

Supply agreement obligations consist of outstanding commitments for raw materials and commitments under non-cancelable minimum purchase requirements.

The table above does not include additional future purchase consideration we may owe to Pfizer in connection with our acquisitions of femhrt and Estrostep. These payments are contingent on the products maintaining market exclusivity through the expiration dates of certain patents. Assuming we maintain such exclusivity for the remaining duration of the patents, we would pay Pfizer additional amounts of up to $43.5 million in the aggregate for femhrt and $21.0 million in the aggregate for Estrostep in quarterly installments. These payments are expected to be made as follows: $28.8 million in less than one year, $27.0 million in one to three years and $8.7 million in three to five years.

In September 2005, we entered into agreements with LEO Pharma under which we acquired the rights to certain products under development. LEO Pharma also granted us a right of first refusal and last offer for U.S. sales and marketing rights to dermatology products developed by LEO Pharma through 2010. Under the product development agreement we may make payments to LEO Pharma upon the achievement of various developmental milestones that could aggregate up to $150.0 million. In addition, we have agreed to pay a supply fee and royalties to LEO Pharma on the net sales of those products. We may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

On January 21, 2006, we entered into an agreement with LEO Pharma to acquire an option to purchase certain rights with respect to a topical dermatology product in development. We paid $3.0 million for the option upon signing and will pay an additional $3.0 million upon completion of development milestones. The purchase price for the product will be negotiated by LEO Pharma and us if the option is exercised.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed is interest rates on debt. We had no foreign currency option contracts at June 30, 2006.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rate Risk

We manage debt and overall financing strategies centrally using a combination of short- and long-term loans with either fixed or variable rates. We are required under our credit agreement to hedge a portion of our exposure to upward movements in variable interest rates. This obligation has been fulfilled through a combination of interest rate swaps creating hedges on $450.0 million of our variable rate debt and by borrowing a portion of our term credit facility under a six month LIBOR option. In addition, on June 16, 2006, we executed two additional interest rate swap contracts on $375.0 million of our variable rate debt (which will become effective at two future dates).

Based on variable rate debt levels of $1,171.9 million as of June 30, 2006, after taking into account the impact of the applicable interest rate swaps referred to above, a 1.0% change in interest rates would impact net interest expense by approximately $2.9 million per quarter.

Inflation

Inflation did not have a material impact on our operations during the six months ended June 30, 2006 and 2005, the year ended December 31, 2005, and the fiscal years ended September 30, 2004, September 30, 2003 and the quarter ended December 31, 2004.

BUSINESS

Business Overview

We are a leading specialty pharmaceutical company focused on marketing, selling, developing and manufacturing branded prescription pharmaceutical products in women’s healthcare and dermatology in the United States. We have established strong franchises in these two areas through our precision marketing techniques and specialty sales forces of approximately 370 representatives. We believe that our proven product development capabilities, coupled with our ability to execute acquisitions and in-licensing transactions and develop partnerships, such as our relationship with LEO Pharma, will enable us to sustain and grow these franchises.

Our franchises are comprised of complementary portfolios of established branded, development-stage and new products, including our recently launched products, Loestrin 24 Fe and Taclonex. Our women’s healthcare franchise is anchored by our strong presence in the hormonal contraceptive and HT categories and our dermatology franchise is built on our established positions in the markets for psoriasis and acne therapies. In April 2006, we launched Loestrin 24 Fe, an oral contraceptive with a novel patented 24-day dosing regimen, with the goal of growing the market share position we have achieved with our Ovcon and Estrostep products in the hormonal contraceptive market. We also have a significant presence in the HT market, primarily through our products femhrt and Estrace Cream. In dermatology, our psoriasis product Dovonex enjoys the leading position in the United States for the non-steroidal topical treatment of psoriasis. We strengthened and extended our position in the market for psoriasis therapies with the April 2006 launch of Taclonex, the first once-a-day topical psoriasis treatment that combines betamethasone dipropionate, a corticosteroid, with calcipotriene, the active ingredient in Dovonex. Our product Doryx is the leading branded oral tetracycline in the United States for the treatment of acne. In 2005, we launched Doryx delayed-release tablets.

Our strategy is to grow our specialty pharmaceutical products business by focusing on therapeutic areas dominated by specialist physicians. We believe that we will continue to drive organic growth by employing our precision marketing techniques. Furthermore, we intend to supplement our growth and broaden our market position in our existing franchises through ongoing product development. Our internal product development is focused on new products, proprietary product improvements and new and enhanced dosage forms. In addition, we selectively review potential product in-licensing, acquisition and partnership opportunities within our franchises, such as our relationship with LEO Pharma, or in market segments that have characteristics similar to our current markets. We believe that our streamlined corporate organization and resulting ability to react rapidly to changing market dynamics enhances our ability to execute on our strategy.

The U.S. pharmaceutical market generated sales of approximately $260 billion in 2005 and has grown at a compound annual growth rate of approximately 7.5% since 2001, according to IMS. Large pharmaceutical companies have been consolidating and are focusing on developing and marketing “blockbuster” drugs that have the potential of generating more than $1 billion in annual revenues. The focus by large pharmaceutical companies on blockbuster products creates opportunities for specialty pharmaceutical companies like Warner Chilcott to compete effectively in smaller but lucrative therapeutic markets.

For the six months ended June 30, 2006 and June 30, 2005, we recorded net losses of $64.0 million and $418.5 million on revenues of $353.4 million and $247.8 million, respectively. For the year ended December 31, 2005, we recorded a net loss from continuing operations of $556.6 million on revenues of $515.3 million, for the quarter ended December 31, 2004, we recorded a net loss from continuing operations of $29.1 million on revenues of $136.9 million, and for the fiscal years ended September 30, 2004 and 2003, we recorded net income from continuing operations of $143.0 million and $86.3 million on revenues of $490.2 million and $365.2 million, respectively. As of June 30, 2006 and December 31, 2005, the Company had total assets of $3,214.1 million and $3,018.2 million, respectively.

Dovonex and Taclonex Transactions

In April 2003, the Predecessor entered into a major strategic alliance in dermatology with LEO Pharma, the developer and owner of Dovonex and Taclonex (and owner of the patents covering these products), and Bristol-Myers, the then-exclusive licensee of Dovonex in the United States.

Dovonex is the leading non-steroidal topical treatment for psoriasis. For each quarter over the last four years, Dovonex has had the #1 share of both revenues and prescriptions in the non-steroidal topical treatment segment. Often prescribed as a combination therapy with a topical corticosteroid, we believe that Dovonex enjoys wide brand recognition and acceptance among dermatologists as a leading treatment for mild to moderate psoriasis. From April 2003 through December 2005, we promoted Dovonex in the United States under a co-promotion agreement with Bristol-Myers. Under the agreement, we promoted Dovonex and were compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. On January 1, 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex from Bristol-Myers for a purchase price of $205.2 million (including inventory on hand) plus a 5% royalty on net sales of Dovonex through 2007. We funded the payment of the purchase price by borrowing $200.0 million in delayed-draw term loans under our senior secured credit facility. On January 1, 2006, our license and supply agreement with LEO Pharma for Dovonex became effective and our co-promotion agreement with Bristol-Myers was terminated. Our acquisition of the U.S. sales and marketing rights to Dovonex did not require any significant launch costs or an increase in the size of our sales forces as we have been promoting Dovonex since 2003. Under the LEO Pharma license and supply agreement, we are required to pay LEO Pharma a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent is introduced.

Taclonex is a once-a-day topical psoriasis treatment that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone dipropionate in a single treatment. In April 2003, we entered into agreements with LEO Pharma relating to the development and U.S. commercialization of Taclonex. Taclonex (also known in some countries as Dovobet or Daivobet) has been approved and is currently marketed by or on behalf of LEO Pharma in 70 countries, including the United Kingdom, Canada and France. LEO Pharma’s NDA for Taclonex was approved by the FDA on January 9, 2006. Under our agreements with LEO Pharma for Dovonex and Taclonex, we paid LEO Pharma $2.0 million in December 2001, an additional $10.0 million in April 2003 and a final milestone payment of $40.0 million on February 6, 2006 that was triggered by FDA approval of Taclonex. As of September 14, 2005, we became the exclusive licensee of Taclonex in the United States, subject to the terms of our agreement with LEO Pharma. Under the agreement we are required to pay LEO Pharma a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement).

Expansion of LEO Pharma Relationship

LEO Pharma has agreed to expand the scope of our Dovonex and Taclonex licenses to include exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020. LEO Pharma also granted us a right of first refusal and last offer for the U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. In connection with these expanded agreements, we paid LEO Pharma an aggregate of $37.0 million during the year ended December 31, 2005. We may make additional payments under these agreements upon the achievement of various development milestones relating to certain identified products and product improvements. These payments could aggregate up to $150.0 million. In addition, we have agreed to pay a supply fee and royalties to LEO Pharma on the net sales of those products. We may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

Strategy

We intend to continue to develop our specialty pharmaceutical products business by focusing on smaller but lucrative markets, driving organic growth by employing our precision marketing techniques, developing and marketing new products, proprietary product improvements and new and enhanced dosage forms and selectively reviewing potential product in-licensing, acquisition and partnership opportunities within our franchises, such as our relationship with LEO Pharma, or in market segments that have characteristics similar to our current markets.

Focus on Smaller but Lucrative Markets.    While large pharmaceutical companies are consolidating and focusing on developing and marketing “blockbuster” drugs that have the potential of generating more than $1 billion in annual revenues, we concentrate our efforts on branded products that are prescribed by physician specialists or where a high concentration of prescriptions for the products are written by a relatively small number of physicians. In either case, we have the ability to effectively and efficiently reach the target prescribers through our sales forces. We currently market a range of established specialty pharmaceutical products in several therapeutic categories within our women’s healthcare and dermatology franchises. In our women’s healthcare franchise, we are focusing on the oral contraceptives and hormone therapy therapeutic categories. In our dermatology franchise, we are focusing on the psoriasis and acne therapeutic categories. Given the relatively smaller size of our markets, our sales representatives are able to target the primary prescription writers of these products, OB/GYNs and dermatologists. The OB/GYNs and dermatologists to whom we promote our products account for a large percentage of the total prescriptions written in those markets for branded products.

Drive Organic Growth.    We seek to drive organic growth of our women’s healthcare and dermatology product franchises by employing our precision marketing techniques. We identify the OB/GYNs and dermatologists who are frequent prescribers of products in our categories and then target our sales forces’ activities to reach these physicians. Our sales forces promote our products to these high prescribing physicians with frequent face-to-face product presentations and by providing a consistent supply of product samples. Our sales representatives also strive to build strong professional relationships with their target physicians to maximize the impact of our selling efforts. We measure the performance of our sales representatives based on the changes in market share of our promoted products.

Our product pricing growth is in line with pricing growth of competing branded products and reviewed regularly by management. We believe that prices for branded products in our sectors are likely to continue to rise over time on a steady and sustainable basis, in line with historical trends.

Develop and Market New Products, Proprietary Product Improvements and New and Enhanced Dosage Forms.    Our product development is focused on new products with established regulatory guidance, extending proprietary protection of our products through proprietary product improvements and new and enhanced dosage forms, rather than on undertaking the costly, high-risk new drug discovery approach usually undertaken by large pharmaceutical and biotechnology companies. We have an experienced development team of scientists and technicians with proven expertise in the development of such products and have consistently demonstrated our ability to commercialize our development efforts.

Since March 2003, we have received approval from the FDA for the following products:

•	Femring

•	Ovcon Chewable

•	Femtrace

•	Doryx delayed-release tablets

•	low dose femhrt

•	Loestrin 24 Fe

We launched Femring in June 2003, Doryx delayed-release tablets in September 2005, Femtrace, an oral estrogen therapy product, in November 2005, low dose femhrt in January 2006 and Loestrin 24 Fe and Taclonex in April 2006. We launched Ovcon Chewable in September 2006. By targeting our research and development efforts on our existing therapeutic categories, we believe we will be able to leverage the professional relationships our sales forces have built with high-prescribing specialist physicians.

Selectively Review Potential Product In-Licensing, Acquisition and Partnership Opportunities Within Our Franchises or in Market Segments that Have Characteristics Similar to Our Current Markets.    We intend to continue to evaluate opportunities to expand our pharmaceutical product portfolio by selectively reviewing potential product in-licensing, acquisition and partnership opportunities within our franchises, such as our relationship with LEO Pharma, or in market segments that have characteristics similar to our current markets, which complement our strategic focus on women’s healthcare and dermatology and can benefit from promotion by our sales forces. During the past five years, we have acquired a number of products through license or purchase, including the following:

•	Ovcon

•	Estrostep

•	femhrt

•	Dovonex

•	Taclonex

In addition, in September 2005, LEO Pharma agreed to expand the scope of our Dovonex and Taclonex licenses to include exclusive sales and marketing rights relating to all of LEO Pharma’s products and product improvements that contain certain specified ingredients in the United States until 2020. LEO Pharma has also granted us a right of first refusal and last offer for the U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010.

Our Products

Our pharmaceutical business develops, manufactures, markets and sells branded prescription pharmaceutical products, predominantly in the United States.

Our Principal Products
	Product (Active Ingredient)	Indication	Patent Expiry(1)	2005 Revenue ($mm)
Women's Healthcare	Hormonal Contraception
	Loestrin 24 Fe (Norethindrone acetate and ethinyl estradiol)	Prevention of pregnancy	July 2014	Launched in April 2006
	Ovcon 35 and Ovcon 50 (Norethindrone and ethinyl estradiol)	Prevention of pregnancy	Patent expired prior to 2000	$90
	Estrostep (Norethindrone acetate and ethinyl estradiol)	Prevention of pregnancy and treatment of moderate acne in women who desire oral contraception	April 2008(2)	$81

	Hormone Therapy
	femhrt 1/5 and .5/2.5 (Norethindrone acetate and ethinyl estradiol)	Oral treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause	May 2010(2)	$61
	Estrace Cream (17-beta estradiol)	Vaginal cream for treatment of vaginal and vulval atrophy	Patent expired March 2001	$54

Dermatology	Psoriasis
	Taclonex(3) (Calcipotriene and betamethasone dipropionate)	Topical treatment of psoriasis	January 2020	Launched in April 2006
	Dovonex(4) (Calcipotriene)	Topical treatment of psoriasis	Ointment-December 2007 Cream and topical solution-June 2015(5)	$132

	Acne
	Doryx (Doxycycline hyclate)	Oral adjunctive therapy for severe acne	April 2022	$96

(1)	See “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”
(2)	Pursuant to an agreement to settle patent litigation against Barr, we granted Barr a non-exclusive license to launch generic versions of the product six months prior to expiration of our patents.
(3)	Taclonex was previously referred to as “Dovobet.” The name was changed during the review by the FDA of the NDA for the product.
(4)	Prior to January 1, 2006, we co-promoted Dovonex under an agreement with Bristol-Myers. We did not own Dovonex in fiscal year 2005. The $132 million represents revenue in 2005 recorded by Bristol-Myers. We received $21 million in co-promotion fees under an agreement with Bristol-Myers. In January 2006, we acquired the exclusive U.S. sales and marketing rights to Dovonex and terminated our co-promotion agreement with Bristol-Myers.
(5)	LEO Pharma has received notices of Paragraph IV certifications in respect of its patent on Dovonex solution which may result in a generic equivalent entering the market as early as January 2008. See “—Legal Proceedings”.

New Product Launches

In April 2006, we launched Loestrin 24 Fe, an oral contraceptive with a novel patented 24-day dosing regimen. The majority of oral contraceptive products currently used in the United States are based on a regimen of 21 days of active hormonal pills followed by seven days of placebo. By contrast, with Loestrin 24 Fe women take the active pills for 24 consecutive days followed by four days of placebo. In a national survey of women aged 18 - 49 conducted by Harris Interactive® (funded by us), 85% of women who currently use or have ever used a birth control pill felt that having a shorter period would make a positive difference. The clinical data show that at the end of the sixth cycle, women who took Loestrin 24 Fe had periods that averaged 2.7 days, compared to 3.9 days with the traditional 21-day regimen.

In April 2006, we launched Taclonex, the first and only dual-action therapy of its kind. Taclonex is a once-a-day topical psoriasis treatment that combines betamethasone dipropionate with calcipotriene, the active ingredient in Dovonex. In clinical trials, 81% of patients using Taclonex achieved a significant reduction in disease severity after only 4 weeks of use as compared to 49% of patients using Dovonex alone and 64% of patients using betamethasone dipropionate alone. Many patients with psoriasis have adopted complicated dosing regimens including daily and intermittent use of multiple products. The once-daily dosing of Taclonex provides an opportunity to enhance patient compliance.

In September 2006, we launched Ovcon Chewable, the first chewable oral contraceptive to receive FDA approval.

Revenues by Product Class/Percentage of Total Revenues

During the periods presented, the following product classes accounted for a significant percentage of consolidated revenues:

	Successor						Predecessor
	Six Months Ended June 30, 2006		Six Months Ended June 30, 2005		Year Ended December 31, 2005		Quarter Ended December 31, 2004		Fiscal Year Ended September 30, 2004		Fiscal Year Ended September 30, 2003
(dollars in millions)
Dermatology(1)	$142.4	40%	$51.8	21%	$116.8	23%	$25.0	18%	$77.3	16%	$54.1	15%
Oral Contraceptives	108.2	31%	82.4	33%	171.5	33%	40.0	29%	159.5	33%	123.7	34%
Hormone Therapy	69.1	20%	66.0	27%	137.4	27%	39.7	29%	151.6	31%	92.2	25%
PMDD (Sarafem)	19.9	6%	23.5	9%	41.6	8%	13.0	9%	59.5	12%	59.9	16%

(1)	For periods prior to 2006, amounts include co-promotion revenue from Bristol-Myers related to Dovonex.

For a discussion of product revenues and other results of our operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of our revenues and fixed assets by country of origin, see Note 15 of the Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2006 and Note 16 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2005 included elsewhere in this prospectus.

History and Development of the Company

Our company has been formed through acquisitions and divestitures. We began commercial operations on January 5, 2005 when we acquired the Predecessor. The Predecessor was incorporated in 1968 as a sales and marketing organization focused on branded pharmaceutical products in Northern Ireland, but in September 2000 expanded into the U.S. pharmaceuticals market through the acquisition of a U.S. pharmaceutical business that marketed a portfolio of products including Ovcon and Estrace Cream. Between 2001 and 2004, the Predecessor disposed of its pharmaceutical services businesses and its U.K. pharmaceutical products businesses and focused its strategy on strengthening its pharmaceutical products business in the United States, specifically in the areas of women’s healthcare and dermatology.

Product and Related Acquisitions

We have built and strengthened our pharmaceutical products business since expanding into the U.S. market in September 2000 through the following product and related acquisitions:

•	In June 2001, we acquired Estrace Tablets, a branded estrogen therapy product, from Bristol-Myers for approximately $95 million.

•	In March 2002, we acquired Duricef, a cephalosporin antibiotic, and Moisturel, a skin moisturizing cream, from Bristol-Myers for approximately $40 million.

•	In January 2003, we acquired the U.S. sales and marketing rights for Sarafem, a selective serotonin reuptake inhibitor for the treatment of PMDD, which is a severe form of premenstrual syndrome, from Lilly for approximately $295 million and paid an additional $10.0 million in 2004 to exercise our option to make the license of those rights exclusive.

•	In March 2003, we acquired the oral contraceptives Loestrin and Estrostep, and in April 2003, we acquired femhrt, an oral estrogen-progestogen therapy, from Pfizer for approximately $359 million, plus additional payments of up to $125.0 million, depending on how long market exclusivity for Estrostep and femhrt is maintained. In March 2004, we granted Duramed an exclusive license in the United States and Canada to market, distribute and sell our then-marketed Loestrin and Minestrin oral contraceptive products for $45.0 million.

•	In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under Barr’s ANDA for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. The Barr agreement provides us with a reliable source of supply for this product. As a result of the launch of Ovcon Chewable and eventual phase-out of Ovcon 35, we expect to engage in discussions with Barr about the effect of the launch on our agreement.

•	In May 2004, we purchased a pharmaceutical manufacturing facility in Fajardo, Puerto Rico from Pfizer for approximately $4 million. This will enable us over time to reduce our dependence on third-party manufacturing, although we anticipate that we will continue to outsource the manufacturing of some products to third parties. The facility has the capacity to accommodate the development and manufacture of additional products.

•	On January 1, 2006 we purchased the rights to exclusively market and sell Dovonex in the United States from Bristol-Myers for $205.2 million (including inventory on hand).

•	In February 2006, we paid the final milestone payment to LEO Pharma of $40.0 million, which was triggered when Taclonex received FDA approval.

Research and Development

Our research and development team has significant experience and proven capabilities in specialty chemistry, pharmaceutical development and clinical development. We focus our research and development efforts primarily on developing new products that target therapeutic areas with established regulatory guidance, making proprietary improvements to our existing products and developing new and enhanced dosage forms. Improvements to existing products generally involve less development and regulatory risk and shorter time lines from concept to market. Through this focused approach to research and development, we seek to enhance the value of our franchises by investing in relatively low-risk projects. Our investment in research and development consists of our internal development costs, fees paid to contracted development groups and license fees paid to license rights to products in development by third parties. License fees and milestone payments are recognized as research and development expense unless and until they relate to products approved by the FDA.

During the six months ended June 30, 2006 we invested $14.7 million, a 14.7% increase over the six months ended June 30, 2005. Included in our investment in the six months ended June 30, 2006 is $3.0 million representing the cost to acquire an option to purchase certain rights with respect to a topical dermatological product currently in development by LEO Pharma. During the year ended December 31, 2005, we invested $58.6 million in R&D activities, a 121% increase over our investment of $26.6 million during the fiscal year ended September 30, 2004. This increase reflected our initial payments of $37.0 million to LEO Pharma for the exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020 and a right of first refusal and last offer for the U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. Our investment in 2005 included activities associated with our efforts to obtain regulatory approval for Loestrin 24 Fe, low dose femhrt and delayed-release Doryx tablets. We received FDA approval for low dose femhrt in January 2005, delayed-release Doryx tablets in May 2005 and Loestrin 24 Fe in February 2006. We launched delayed-release Doryx tablets and Femtrace in September 2005 and November 2005, respectively, low dose femhrt in January 2006 and Loestrin 24 Fe in April 2006. As of June 30, 2006, our research and development team consisted of 73 professionals. Our in-house expertise in product development and regulatory affairs allows us to prepare and submit NDAs with the FDA.

Product Pipeline

The following shows products in our research and development pipeline and their respective stage of development. We note that the information below should be viewed with caution since there are a number of risks and uncertainties associated with the development and marketing of new products, including changes in market conditions, uncertainty as to whether any of our current product candidates will prove effective and safe in humans and whether we will be successful in obtaining required regulatory approvals. Specifically, the FDA approval process can be time-consuming and expensive without assurance that approval will be forthcoming. Generally, without FDA approval, products cannot be commercialized in the United States. Furthermore, even if we obtain regulatory approvals, the terms of any product approval, including labeling, may be more restrictive than desired and could affect the marketability of our products, and the approvals may be contingent upon burdensome post-approval study commitments. Finally, our ability to market the preclinical development stage products listed below is subject to the successful negotiation of acceptable licensing and supply terms with LEO Pharma.

Women’s Healthcare

WC2061.    We initiated a Phase II pilot study for an extended use oral contraceptive in June 2006.

WC3016.    We expect to begin Phase III development of a low dose oral contraceptive in December 2006. We plan to submit an NDA for this product in 2008.

GD1105.    We are in the preclinical phase of the development of a contraceptive vaginal ring.

Dermatology

WC2055.    We expect to begin Phase III development of an oral antibiotic for the treatment of acne and other conditions in November 2006. We expect to file an NDA for this product toward the end of 2007.

WC3018.    We are in the preclinical phase of development for a topical antibiotic for the treatment of acne and other inflammatory skin conditions.

Taclonex Line Extension—LEO 80-185.    LEO Pharma is completing Phase III development of a topical treatment for psoriasis of the scalp and body. We expect that LEO Pharma will submit an NDA for this product in the first half of 2007.

Dovonex Line Extension.    LEO Pharma has a new dosage form for the Dovonex product in the preclinical phase of development.

LEO 80-190.    LEO Pharma expects to commence Phase III development of a topical treatment for psoriasis in 2007. We expect that LEO Pharma will submit an NDA for this product in 2009.

TD1414.    LEO Pharma is in the late preclinical phase of development for a topical antibiotic for skin infections.

Sales and Marketing

We employ precision marketing techniques to identify and target physicians with the highest potential to prescribe our products. Our marketing team, together with their sales colleagues, perform comprehensive analyses of market share information to develop strategies and tactics to maximize the market share and sales growth of our products. Through precision marketing, which allows us to efficiently size, deploy, direct and compensate our sales forces, we have been able to grow market share, sustain product sales growth, revitalize acquired products and successfully launch new products.

During 2005, we reorganized our sales forces to focus our promotional efforts by therapeutic category. We now have a women’s healthcare specialty sales force that promotes oral contraceptives to OB/GYNs, a dermatology specialty sales force that promotes our dermatology products to dermatologists, our Chilcott Labs sales force that promotes hormone therapy to OB/GYNs and a portfolio sales force for all of our promoted products in geographic territories lacking the density to support specialty promotional efforts. As of June 30, 2006, we employed approximately 370 sales representatives.

Customers

While the ultimate end-users of our products are the individual patients to whom our products are prescribed by physicians, our direct customers include certain of the nation’s leading wholesale pharmaceutical distributors, such as McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc., major retail drug and grocery store chains, such as CVS, and selected mass merchants, such as Wal-Mart. During the periods presented, the following customers accounted for 10% or more of our revenues:

	Successor			Predecessor
	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Fiscal Year Ended September 30, 2004	Fiscal Year Ended September 30, 2003
McKesson	32%	28%	28%	22%	31%	32%
Cardinal	27%	14%	14%	20%	17%	20%
AmerisourceBergen	12%	18%	19%	16%	14%	14%
CVS	11%	10%	10%	10%	10%	9%

Competition

The pharmaceutical industry is highly competitive. Our branded products compete with brands marketed by other pharmaceutical companies including large, fully integrated concerns with financial, marketing, legal and product development resources substantially greater than ours.

Our principal competitors are in the United States and include:

•	Hormonal Contraceptives—Johnson & Johnson (Ortho Tri-Cyclen® Lo, Ortho Evra®), Schering A.G./Berlex (Yasmin®, Yaz®), Akzo Nobel N.V./Organon (Nuvaring®) and Barr Pharmaceuticals, Inc. (Seasonale®);

•	Hormone Therapy—Wyeth (Premarin®, Premarin® Vaginal Cream, Prempro™, Premphase®), Pfizer, Inc. (Estring®), Schering A.G./Berlex (Climara®, Menostar®) and Barr Pharmaceuticals, Inc. (Cenestin®);

•	Doryx—Medicis Pharmaceutical Corporation (Dynacin®) and Bradley Pharmaceutical (Adoxa®); and

•	Psoriasis—Galderma Laboratories, L.P. (Clobex®), Connetics Corporation (Olux® foam, Luxíq® foam), Allergan, Inc. (Tazorac®).

Our branded pharmaceutical products are or may become subject to competition from generic equivalents. Ovcon, Estrace Tablets and Estrace Cream are currently not protected by patents. See “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.” Generic equivalents for some of our branded pharmaceutical products are sold by other pharmaceutical companies at lower prices. As a result, drug retailers have economic incentives to fill prescriptions for branded products with generic equivalents when available. After the introduction of a generic competitor, a significant percentage of the prescriptions written for the branded product may be filled with the generic version at the pharmacy, resulting in a commensurate loss in sales of the branded product. While Ovcon 35 is not patent protected, we have an exclusive license to use Barr’s ANDA for which Ovcon 35 is the reference product. Upon the expiration or earlier termination of the Barr supply agreement (see “Product and Related Acquisitions”), Barr could launch a generic equivalent.

Potential generic entrants may also challenge our patents. For example, Watson submitted an abbreviated ANDA in June, 2006 seeking approval to market a generic version of Loestrin 24 Fe prior to the expiration of our patent. We have filed an infringement lawsuit against Watson in response to this submission. In addition, under an agreement to settle patent claims against Barr relating to our Estrostep oral contraceptive and our femhrt hormone therapy product, we granted Barr a non-exclusive license to launch generic versions of Estrostep and femhrt six months prior to patent expiration in 2008 and 2010, respectively. We cannot predict what effect, if any, such matters will have on our results of operations. In addition, legislation enacted in the United States allows or, in a few instances, in the absence of specific instructions from the prescribing physician, mandates the use of generic products rather than brand name products where a generic equivalent is available. The availability of generic equivalent products may cause a material decrease in revenue from our branded pharmaceutical products.

The pharmaceutical industry is characterized by rapid product development and technological change. Our pharmaceutical products could be rendered obsolete or made uneconomical by the development of new pharmaceutical products to treat the conditions addressed by our products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Our business, results of operations and financial condition could be materially adversely affected by any one or more of these developments. Our competitors may also be able to complete the regulatory process for new products before we are able to do so and, therefore, may begin to market their products in advance of our products. We believe that competition among both branded and generic pharmaceuticals in the markets in which we compete will continue to be based on, among other things, product efficacy, safety, reliability, availability, promotional sampling and price.

Manufacturing, Supply and Raw Materials

In May 2004, we purchased an approximately 194,000 sq. ft. pharmaceutical manufacturing facility located in Fajardo, Puerto Rico from Pfizer. Adjacent to the facility is an approximately 24,000 sq. ft. warehouse and 102,000 sq. ft. parking lot, both of which we lease from third parties. The Fajardo facility currently manufactures our Estrostep, Ovcon 50, Ovcon Chewable and Loestrin 24 Fe oral contraceptives and packages femhrt, delayed-release Doryx tablets and Dovonex and Taclonex samples. Our intention is that the Fajardo facility will become our primary site for the manufacture and packaging of our oral dose products. However, until we qualify the Fajardo facility to manufacture more of our oral dose products, we will be dependent on third parties for the manufacturing, and therefore, supply of many of our products. We will continue to rely on our licensors for supply of Doryx, Dovonex and Taclonex. We conduct quality assurance audits of our manufacturing and other property sites and the related records and our contract manufacturers’ sites and records to confirm compliance with the relevant regulatory requirements. We also utilize our facility in Larne, Northern Ireland to manufacture our vaginal rings.

The following table lists the contract manufacturers for certain of our products:

Product	Third-Party Manufacturer	Expiration
Doryx	FH Faulding & Co Limited	December 2009, renewable thereafter by mutual agreement
Estrace Cream	Contract Pharmaceuticals Limited	February 2010
femhrt	Barr	June 2009
Femtrace	Pharmaceutics International, Inc.	June 2010
Ovcon 35	Barr	May 2009
Dovonex	LEO Pharma	January 2020
Taclonex	LEO Pharma	January 2020

The products listed above accounted for a significant percentage of our product sales during the six months ended June 30, 2006. If a supplier suffers an event that causes it to be unable to manufacture our product requirements for an extended period, the resulting shortages of inventory could have a material adverse effect on our business. See Note 16 to the Condensed Consolidated Financial Statements for the six months ended June 30, 2006 included elsewhere in this prospectus for information concerning supplier concentration. Also see “Risk Factors—Risks Relating to Our Business—Delays in production could have a material adverse impact on our business.”

Patents, Proprietary Rights and Trademarks

Protecting our intellectual property, such as trademarks and patents, is a key part of our strategy.

Patents, Trade Secrets and Proprietary Knowledge

We rely on patents, trade secrets and proprietary knowledge to protect our products. We take steps to enforce our legal rights against third parties when we believe that our intellectual property or other proprietary rights have been infringed. For example, we pursued a legal action against Teva Pharmaceuticals for infringement of our patent on Sarafem. We received a favorable judgment in that action which has been affirmed on appeal. In addition, we filed a complaint against Berlex and Schering A.G. in the U.S. District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing the patent covering our Loestrin 24 Fe oral contraceptive in connection with the marketing and sale of Yaz®. We also filed a complaint against Watson and one of its subsidiaries alleging that Watson’s proposed marketing and sale of a generic version of Loestrin 24 Fe will infringe the patent covering our Loestrin 24 Fe oral contraceptive. See “—Legal Proceedings” and Note 13 of the Notes to the Condensed Consolidated Financial Statements for the six months ended June 30,

2006 included elsewhere in this prospectus for a description of our litigation. We also seek to protect our proprietary rights by filing applications for patents on certain inventions, and entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. However, we do not ultimately control whether we will be successful in enforcing our legal rights against third party infringers, whether our patent applications will result in issued patents, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors. In addition, some of our key products are not protected by patents and proprietary rights and therefore are or may become subject to competition from generic equivalents. For a further discussion of our competition, see “—Competition” and “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”

Trademarks

Due to our branded product focus, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands in all jurisdictions in which we operate. The names indicated below are certain of our key registered trademarks, some of which may not be registered in all relevant jurisdictions:

Doryx	Femtrace
Estrace	Loestrin
Estrostep	Ovcon
femhrt	Sarafem
Femring	Warner Chilcott

We also police our trademark portfolio against infringement. However, our efforts may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

As of September 14, 2005 and January 1, 2006, we became the exclusive licensee of the trademark for Taclonex and Dovonex, respectively, in the United States.

Government Regulation

The pharmaceutical industry is subject to regulation by regional, national, state and local agencies, including the FDA, the Drug Enforcement Administration, the Department of Justice, the Federal Trade Commission, the Office of Inspector General of the U.S. Department of Health and Human Services, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as by governmental authorities in those foreign countries in which we distribute some of our products. The FDCA, the Public Health Service Act and other federal and state statutes and regulations govern to varying degrees the research, development and manufacturing of, and commercial activities relating to, prescription pharmaceutical products, including pre-clinical and clinical testing, approval, production, labeling, sale, distribution, import, export, post-market surveillance, advertising, dissemination of information and promotion. The manufacture and disposal of pharmaceutical products in the United States is also regulated by the Environmental Protection Agency.

The process of testing, data analysis, manufacturing development and regulatory review necessary to obtain and maintain required governmental approvals is costly. Non-compliance with applicable legal and regulatory requirements can result in civil and criminal fines, recall of products, the total or partial suspension of manufacture and/or distribution, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions. Any threatened or actual government enforcement action can also generate adverse publicity and require that we devote substantial resources that could otherwise be used productively on other aspects of our business.

FDA Approval Requirements

FDA approval is required before a prescription drug can be marketed, except for a very small category of grandfathered drugs that have been on the market unchanged since prior to 1938. For innovative, or non-generic, new drugs, an FDA-approved NDA is required before the drugs may be marketed in the United States. The NDA must contain data to demonstrate that the drug is safe and effective for its intended uses, and that it will be manufactured to appropriate quality standards. In order to demonstrate safety and effectiveness, an NDA generally must include or reference pre-clinical data from animal and laboratory testing and clinical data from controlled trials in humans. For a new chemical entity, this generally means that lengthy, uncertain and rigorous pre-clinical and clinical testing must be conducted. For compounds that have a record of prior or current use, it may be possible to utilize existing data or medical literature and limited new testing to support an NDA. Any pre-clinical laboratory and animal testing must comply with the FDA’s good laboratory practice and other requirements. Clinical testing in human subjects must be conducted in accordance with the FDA’s good clinical practice and other requirements.

In order to initiate a clinical trial, the sponsor must submit an investigational new drug application, or IND, to the FDA or meet one of the narrow exemptions that exist from the IND requirement. Clinical research must also be reviewed and approved by independent institutional review boards, or IRBs, at the sites where the research will take place, and the study subjects must provide informed consent.

The FDA can, and does, reject new drug applications, require additional clinical trials, or grant approvals on only a restricted basis even when product candidates performed well in clinical trials. The FDA regulates and often inspects manufacturing facilities, equipment and processes used in the manufacturing of pharmaceutical products before granting approval to market any drug. Each NDA submission requires a substantial user fee payment unless a waiver or exemption applies. The FDA has committed generally to review and make a decision concerning approval on an NDA within 10 months, and on a new priority drug within six months. However, final FDA action on the NDA can take substantially longer, and where novel issues are presented there may be review and recommendation by an independent FDA advisory committee. The FDA can also refuse to file and review an NDA it deems incomplete or not properly reviewable.

The FDA continues to review marketed products even after approval. If previously unknown problems are discovered or if there is a failure to comply with applicable regulatory requirements, the FDA may restrict the marketing of an approved product, cause the withdrawal of the product from the market, or under certain circumstances seek recalls, seizures, injunctions or criminal sanctions. For example, the FDA may require an approved marketing application or additional studies for any marketed drug product if new information reveals questions about a drug’s safety or effectiveness. In addition, changes to the product, the manufacturing methods or locations, or labeling are subject to additional FDA approval, which may or may not be received, and which may be subject to a lengthy FDA review process.

Additional FDA Regulatory Requirements

All drugs must be manufactured, packaged and labeled in conformity with cGMP requirements, and drug products subject to an approved application must be manufactured, packaged, labeled and promoted in accordance with the approved application. Certain of our products must also be packaged with child-resistant and senior friendly packaging under the Poison Prevention Packaging Act and Consumer Product Safety Commission regulations. Our third-party manufacturers must also comply with cGMP requirements. In complying with cGMP requirements, manufacturers must continually expend time, money and effort in production, record keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. The FDA and other regulatory agencies periodically inspect drug manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply with the statutory and regulatory requirements, including, in the case of our own manufacturing facility, certain obligations that we assumed in our purchase of the facility arising out of a consent decree entered into by the previous owner before a U.S. District Court, subjects the manufacturer to possible legal or regulatory action.

The distribution of pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors at the state level. Under the PDMA and state law, states require the registration of manufacturers and distributors who provide pharmaceuticals in that state, including in certain states manufacturers and distributors who ship pharmaceuticals into the state even if such manufacturers or distributors have no place of business within the state. The PDMA and state laws impose requirements and limitations upon drug sampling to ensure accountability in the distribution of samples. The PDMA sets forth civil and criminal penalties for violations of these and other provisions. The FDA and the states are still implementing various sections of the PDMA.

Other reporting and recordkeeping requirements also apply for marketed drugs, including, for prescription products, requirements to review and report cases of adverse events. Product advertising and promotion are subject to FDA and state regulation, including requirements that promotional claims conform to any applicable FDA approval and be appropriately balanced and substantiated. Adverse experiences with the use of products can result in the imposition of market restrictions through labeling changes or in product removal.

Other U.S. Regulation

Our sales, marketing and scientific/educational programs must comply with applicable requirements of the anti-kickback provisions of the Social Security Act, the False Claims Act, the Veterans Healthcare Act, and the implementing regulations and policies of the U.S. Health and Human Services Office of Inspector General and U.S. Department of Justice, as well as similar state laws. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and regulatory safe harbors are often limited, and promotional practices may be subject to scrutiny if they do not qualify for an exemption or safe harbor. In addition, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. We are subject to possible administrative and legal proceedings and actions under these laws. Such actions may result in the imposition of civil and criminal sanctions, which may include fines, penalties and injunctive or administrative remedies. See Note 13 of the Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2006 included elsewhere in this prospectus.

In recent years, Congress and some state legislatures have considered a number of proposals and have enacted laws that could effect major changes in the health care system, either nationally or at the state level. On December 8, 2003, new Medicare legislation was enacted that provides out-patient prescription drug reimbursement beginning in 2006 for all Medicare beneficiaries. The federal government and the private plans contracting with the government to deliver this new benefit, through their purchasing power under these programs, are demanding discounts from pharmaceutical companies, and these pressures may implicitly create price controls on prescription drugs.

We also participate in the Federal Medicaid rebate program established by the U.S. Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services of our current average manufacturing price and best price for each of our products. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the direction of the correction. In addition to retroactive rebates (and interest, if any), if we are found to have knowingly submitted false information to the government, the statute provides for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. Based upon our past practice and experience, to the extent that we were required to correct prices reported in previous quarters, we would not expect such corrections to have a material adverse effect on us.

U.S. Manufacturing for Export

Products marketed outside of the United States that are manufactured in the United States are subject to certain FDA regulations, including rules governing export, as well as regulation by the country in which the products are sold. We currently supply Loestrin and Minestrin to Barr in Canada. While we do not currently have plans to market any of our U.S. products in other countries, except the sale of femhrt in Canada, we may do so from time to time.

Regulation in the United Kingdom

Though we have divested our businesses in the United Kingdom, we are still subject to regulation in certain areas by the U.K. Medicines and Healthcare Products Regulatory Agency (the “MHRA”). For example, our facility in Larne, Northern Ireland is approved and regularly inspected by the MHRA. The United Kingdom Medicines Act of 1968 and the regulations made under that act govern applications for marketing authorizations for human use in the United Kingdom and impose additional burdens on manufacturers and promoters of pharmaceuticals sold in the United Kingdom. We contract manufacture Menoring (known as Femring in the United States) for Galen Limited (formerly Nelag Limited) in the United Kingdom.

Seasonality

Our results of operations are minimally affected by seasonality.

Property, Plant and Equipment

In May 2004, we purchased an approximately 194,000 sq. ft. pharmaceutical manufacturing facility located in Fajardo, Puerto Rico from Pfizer. The Fajardo facility currently manufactures our Estrostep, Ovcon 50, Ovcon Chewable and Loestrin 24 Fe oral contraceptives and packages femhrt, delayed-release Doryx tablets and Dovonex and Taclonex samples. Our intention is that the Fajardo facility will become our primary site for the manufacture of our oral dose products. For a discussion of our Fajardo facility, see “—Manufacturing, Supply and Raw Materials.”

We also own a 106,000 sq. ft. FDA approved facility in Larne, Northern Ireland, 43,000 sq. ft. of which is leased to a third party. The remainder is dedicated to the manufacture of our vaginal rings, research and product development as well as development of analytical methods.

We lease approximately 56,000 sq. ft. of office space in Rockaway, New Jersey, where our U.S. operations are headquartered.

Employees

As of June 30, 2006, we had 957 employees. The employees of our production, warehousing and manufacturing departments located at our facility in Larne, Northern Ireland are covered by a labor agreement that may be terminated at any time. This labor agreement currently remains in effect. We believe that our employee relations are satisfactory.

Environmental Matters

Our operations and facilities are subject to U.S. and foreign environmental laws and regulations, including those governing air emissions, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, or third party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future.

We acquired our Fajardo, Puerto Rico facility from Pfizer in 2004. Under the purchase agreement, Pfizer retained certain liabilities relating to preexisting contamination and indemnified us, subject to certain limitations, for other potential environmental liabilities. While we are not aware of any material claims or obligations relating to this site, other current or former manufacturing sites, or any off-site location where we sent hazardous wastes for disposal, the discovery of additional contaminants or the imposition of additional cleanup obligations at Fajardo or at other sites, or the failure of any other party to meet its financial obligations to us, could result in significant liability.

Legal Proceedings

Hormone Therapy Product Liability Litigation

Approximately 535 product liability suits have been filed against us related to our HT products, femhrt, Estrace, Estrace Cream and medroxyprogesterone acetate. The cases are in the early stages of litigation and we are in the process of analyzing and conducting investigations of the individual complaints.

The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. The estrogen used in this trial was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro, a Wyeth product used by more than six million women (at the inception of the trial) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to the estrogen and progestogen therapy. Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 75% of the complaints filed against us do not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. The Company has sought the dismissal of lawsuits that, after further investigation, do not involve any of our products. The Company has successfully reduced the number of HT suits we will have to defend. Of the approximately 535 suits that were filed, 309 have been dismissed and 66 involving Estrace have been successfully tendered to Bristol-Myers’s defense counsel pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired Estrace. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified us for product liability exposure associated with Estrace products that were shipped prior to July 2001. We have forwarded agreed upon dismissal motions in another 26 cases to plaintiffs’ counsel.

We maintain product liability insurance coverage for claims in excess of $10 million and up to $30 million. We are self-insured for liability in excess of $30 million and up to $40 million, and have insurance coverage for liability from $40 million to $50 million, have coinsurance for amounts from $50 million to $100 million (split 75% self-insured and 25% covered by the insurance carrier), above which we are self-insured. The insurance may not apply to damages or defense costs related to any claim arising out of HT products with labeling that does not conform completely with FDA hormone replacement therapy communications to manufacturers of HT products. Labeling changes for Estrace Tablets that conform to such communications are currently pending before the FDA. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss, if any, to us relating to these proceedings is not possible at this time.

FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35

In March 2004, for $1.0 million, Barr granted us an option to acquire a five-year exclusive license under an ANDA owned by a unit of Barr for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, we exercised this option for an additional payment of $19.0 million. At that time, we entered into a finished product supply agreement under which Barr agreed to provide us with our requirements for finished Ovcon products throughout the term of the license. Barr is our sole source of supply for this product.

On November 7, 2005, the FTC and 21 states plus the District of Columbia filed suit against us and Barr in the U.S. District Court for the District of Columbia. An additional 13 states subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (the “Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the state plaintiffs alleges that the Ovcon Agreements violate Section 1 of the Sherman Act and various state antitrust and consumer protection statutes. The state plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees. At the scheduling conference on April 4, 2006 the Court ruled that unless plaintiffs and defendants agreed that there were no material facts at issue, no party may file a motion for summary judgment until the Court sets a briefing schedule at the conference scheduled for January 5, 2007. On May 25, 2006 the state plaintiffs filed a motion for leave to file a per se motion for summary judgment. Defendants filed a response in opposition on June 8, 2006. The state plaintiffs filed a reply on June 20, 2006. The motion is fully briefed and is pending before the Court.

Eight direct purchaser lawsuits have been filed against us and Barr in the U.S. District Court for the District of Columbia. The direct purchaser plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. All of the direct purchaser plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees. Six of the lawsuits are class actions. The remaining two suits are brought on behalf of individual direct purchasers. On April 14, 2006 the six direct purchaser class action plaintiffs jointly filed an amended consolidated class action complaint and dismissed their complaints in the remaining five cases. On July 14, 2006 the direct purchaser class action plaintiffs filed a motion for class certification. The motion seeks to certify a class of direct purchaser plaintiffs consisting of all persons and entities in the United States “who purchased Ovcon 35 directly from Defendants or their subsidiaries at any time from April 22, 2004, through the present and continuing until the effects of Defendants’ anticompetitive conduct have ceased . . . .” Defendants intend to oppose the motion.

One third-party-payor class action lawsuit has been filed against us and Barr in the U.S. District Court for the District of Columbia. The third-party-payor plaintiffs allege in their first amended complaint that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The third-party-payor plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees. On April 14, 2006 the third-party-payor plaintiffs filed a second amended class action complaint. In response to defendants’ previous motion to dismiss, the third-party-payor plaintiffs dropped antitrust claims in two states and consumer protection claims in forty-seven states and the District of Columbia. On May 3, 2006 defendants moved to partially dismiss the third-party-payor plaintiffs’ claims. In particular, defendants moved to dismiss plaintiffs’ claims brought under the laws of twenty-one states and the District of Columbia, unjust enrichment law, and all claims brought by plaintiff United Food. The third-party-payor plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court. On July 28, 2006 the third-party-payor plaintiffs filed a motion for class certification seeking to certify a class of “[a]ll Third Party Payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 at any time from April 22, 2004, through the present and continuing until the effects of Defendants’ anticompetitive conduct have ceased . . . .” Defendants intend to oppose the motion.

On March 6, 2006, a personal use consumer plaintiff filed a class action lawsuit against us and Barr in the U.S. District Court for the District of Columbia. The consumer plaintiff alleges in her original complaint that the Ovcon Agreements violate Sections 1 and 2 of the Sherman Act, the antitrust and/or consumer protection laws of eighteen states and the unjust enrichment laws of fifty states. On April 19, 2006 the consumer plaintiff filed an amended class action complaint. The amended complaint dropped claims in four states and added an additional named plaintiff. The consumer plaintiffs seek treble damages, injunctive relief, restitution, disgorgement, and costs, including attorney’s fees. On May 5, 2006 defendants moved to partially dismiss the consumer plaintiffs’ claims. In particular, we moved to dismiss the consumer plaintiffs’ claims brought under the laws of twelve states, N.Y. Gen. Bus. Law §§ 349, et seq., and unjust enrichment law. The consumer plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court. On July 28, 2006 the consumer plaintiffs filed a motion for class certification seeking to certify three classes: (1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief under the Sherman Act; (2) all persons who purchased Ovcon 35 for personal use in any of the Indirect Purchaser States; and (3) all persons who purchased Ovcon 35 for personal use in any of the fifty states. Defendants intend to oppose the motion.

We are contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated by us. An estimate of the range of potential loss, if any, to us relating to these proceedings is not possible at this time. Notwithstanding our belief that an unfavorable outcome is unlikely, if the plaintiffs in these private lawsuits are ultimately successful, we may be required to pay damages which could have an adverse impact on our results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect our profits and cash flows by, for example, making it more difficult for us to obtain a supply of Ovcon or facilitating generic competition for this product.

Patent Matters

On March 27, 2006, Warner Chilcott Company, Inc. (“WCCI”), an indirect subsidiary of the Company, filed suit against Berlex and Schering in the U.S. District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing WCCI’s U.S. Patent No. 5,552,394 (the “ ‘394 Patent”) in connection with the marketing and sale of Yaz®. We are seeking treble damages, costs and a permanent injunction against Berlex and Schering. The patent covers our Loestrin 24 Fe oral contraceptive, which was approved by the FDA on February 17, 2006. We cannot provide any assurance as to when the case will be decided or whether the court will find that WCCI’s patent is being infringed by Berlex and Schering.

In June 2006, WCCI was notified that Watson had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of Loestrin 24 Fe prior to the expiration of the ‘394 Patent. On July 28, 2006 WCCI filed a lawsuit against Watson in the U.S. District Court for the District of New Jersey for infringement of the ‘394 Patent. We are seeking a ruling that Watson’s ANDA and ANDA product infringe the ‘394 Patent and that it’s ANDA should not be approved before the expiration of the patent. We cannot provide any assurance as to when this lawsuit will be decided or whether the court will find that WCCI’s patent is being infringed by Watson.

On or about June 27, 2006, LEO Pharma received notice of a Paragraph IV certification from Hi-Tech Pharmacal Co., Inc. (“Hi-Tech”) regarding LEO Pharma’s Dovonex 0.005% Calcipotriene Solution which is covered by LEO Pharma’s U.S. Patent No. 5,763,426 (the “ ‘426 Patent”). Dovonex 0.005% Calcipotriene Solution is marketed and sold in the United States by us pursuant to a license agreement with LEO Pharma. The Hi-Tech certification letter sets forth allegations of non-infringement and invalidity of the ‘426 patent. On or about July 24, 2006, LEO Pharma also received notice of a Paragraph IV certification from Altana Pharma (“Altana”) regarding LEO Pharma’s Dovonex 0.005% Calcipotriene Solution. The Altana certification letter sets forth allegations of non-infringement of the ‘426 patent. We and LEO Pharma do not intend to bring an infringement action against Hi-Tech or Altana with respect to these certification letters at this time. If Hi-Tech or Altana is successful in obtaining FDA approval for a generic version of Dovonex 0.005% Calcipotriene Solution they could market and sell the product as early as January 2008.

General Matters

We are involved in various legal proceedings of a nature considered normal to our business, including product liability and other litigation and contingencies. We record reserves related to these legal matters when we conclude that losses related to such litigation or contingencies are both probable and reasonably estimable. We self insure for liability not covered by product liability insurance based on an estimate of potential product liability claims. We develop such estimates in consultation with our insurance consultants and outside legal counsel.

MANAGEMENT

Our directors and executive officers, their positions and their ages as of August 31, 2006, are as listed. Each of the directors has been elected to serve on the board of directors until a successor is chosen or until the earlier of removal or resignation. Messrs. Burgstahler and Murray were each elected on October 26, 2004, Messrs. Abbrecht and Connaughton were each elected on November 8, 2004, Mr. King was elected on June 20, 2005, Messrs. Pagliuca, Rattner and Taylor were each elected on August 11, 2005 and Mr. Boissonneault was elected as a director on January 18, 2005. Mr. Andress was appointed as a director by the board of directors on August 16, 2006 following the resignation of Mr. Benjamin Edmands on August 15, 2006.

Name	Age	Position
Roger M. Boissonneault	58	Chief Executive Officer, President and Director
Todd M. Abbrecht(1)(2)(3)	37	Director
James G. Andress(1)	67	Director
David F. Burgstahler(1)(2)(3)	38	Director
John P. Connaughton(1)(2)(3)	41	Director
John A. King, Ph.D.	57	Director
Stephen P. Murray(1)(2)(3)	44	Director
Steve Pagliuca	51	Director
Steven Rattner	46	Director
George Taylor	35	Director
W. Carl Reichel	47	President, Pharmaceuticals
Anthony D. Bruno	50	Executive Vice President, Corporate Development
Paul Herendeen	50	Executive Vice President and Chief Financial Officer
Leland H. Cross	49	Senior Vice President, Technical Operations
Herman Ellman, M.D.	58	Senior Vice President, Clinical Development
Izumi Hara	46	Senior Vice President, General Counsel and Corporate Secretary
Alvin D. Howard	52	Senior Vice President, Regulatory Affairs

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Roger M. Boissonneault, Chief Executive Officer, President and Director, was appointed President and Director of the Company as of the Acquisition Date. Mr. Boissonneault was appointed Chief Executive Officer and Director for the Predecessor in September 2000. He previously served as President and Chief Operating Officer of Warner Chilcott PLC (acquired by the Predecessor in September 2000) from 1996 to 2000, serving as a director from 1998 through 2000. From 1976 to 1996 Mr. Boissonneault served in various capacities with Warner-Lambert, including Vice President, Female Healthcare, Director of Corporate Strategic Planning, and Director of Obstetrics/Gynecology Marketing.

Todd M. Abbrecht, Director, is a Managing Director with Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners in 1992, Mr. Abbrecht was in the Mergers and Acquisitions department of Credit Suisse First Boston. Mr. Abbrecht serves on the board of Simmons Company, Michael Foods, Inc. and Dunkin’ Brands, Inc.

James G. Andress, Director, is a former Chairman of the Pharmaceuticals Group, Beecham Group, plc and former Chairman, Healthcare Products and Services of SmithKline Beecham, plc and the former

President and Chief Operating Officer of Sterling Drug, Inc. From 1996 to 2000, he served as Chairman and CEO of Warner Chilcott PLC (acquired by the Predecessor in September 2000). From 1989 to 1995, he served as CEO and director of Information Resources, Inc., a decision support software and consumer packaged goods research company. Mr. Andress currently serves on the board of directors of Sepracor, Inc., Dade-Behring Corp., XOMA Ltd. and Allstate Insurance Company.

David F. Burgstahler, Director, is a Partner of Avista Capital Partners, L.P. Prior to joining Avista Capital Partners in 2005, Mr. Burgstahler was a Partner with DLJ Merchant Banking Partners, the private equity investment arm of Credit Suisse. Mr. Burgstahler joined Credit Suisse First Boston in 2000 when it merged with Donaldson, Lufkin & Jenrette. Mr. Burgstahler joined Donaldson, Lufkin & Jenrette in 1995. Mr. Burgstahler serves on the board of Visant Corporation, Visant Holding Corp., Wide Open West Holdings and WRC Media, Inc.

John Connaughton, Director, is a Managing Director at Bain Capital Partners, LLC. Mr. Connaughton joined Bain Capital in 1989. Prior to joining Bain Capital, Mr. Connaughton was a consultant at Bain & Company where he consulted for Fortune 500 companies. Mr. Connaughton currently serves as a director of ProSiebenSat 1.Media AG, AMC Theatres, M|C Communications, Sungard Data Systems, Warner Music Group, CRC Health Group, Cumulus Media Partners, The Boston Celtics and Epoch Senior Living.

John A. King, Ph.D., who became a Director of Warner Chilcott Limited in June 2005, is a private investor. Dr. King served in positions of increasing responsibility with the Predecessor for 26 years, most recently as Executive Chairman, a position he held from 2000 until the Acquisition Date.

Stephen P. Murray, Director, is a Managing Director and President and Chief Operating Officer of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 when the buyout/growth equity professionals of JPMP separated from JPMorgan Chase & Co. to form an independent private equity platform. Mr. Murray focuses on investments in consumer, retail and services; financial services; and healthcare infrastructure. Prior to joining JPMP in 1989, Mr. Murray was a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Currently, he serves on the board of directors of AMC Entertainment, Cabela’s, Jetro Holdings, La Petite Academy, MedQuest Associates, National Surgical Care, Pinnacle Foods Group, Strongwood Insurance, USA.NET and Zoots.

Steve Pagliuca, Director, is a Managing Director at Bain Capital Partners, LLC. Mr. Pagliuca is also a Managing Partner and an Owner of the Boston Celtics Basketball franchise. Mr. Pagliuca joined Bain & Company in 1982 and founded the Information Partners private equity fund for Bain Capital in 1989. Mr. Pagliuca has also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Currently, he serves on the Board of Directors of Burger King, Gartner Group, and ProSiebenSat1 Media AG.

Steven Rattner, Director, is a Managing Director and Head of DLJ Merchant Banking Partners (“DLJMB”). Mr. Rattner joined Donaldson Lufkin & Jenrette’s Investment Banking Division in 1985 and DLJMB in 2001. He is Co-Chair of the MBP IV Investment Committee. Prior to joining DLJMB, Mr. Rattner was one of the founding members of Donaldson Lufkin & Jenrette’s leveraged finance business, where he was Head of Sales and Trading and Head of Capital Markets. Upon the merger of Credit Suisse First Boston and Donaldson Lufkin & Jenrette, he became the Head of European Leveraged Finance, responsible for all underwriting and client coverage involving high yield and syndicated loan products.

George Taylor, Director, is a Director at Thomas H. Lee Partners, which he joined in 1996. Prior to joining Thomas H. Lee Partners, Mr. Taylor was with ABS Capital Partners. Mr. Taylor is also a director of Simmons Company, Progressive Moulded Products Ltd. and THL-PMPL Holding Corp.

W. Carl Reichel, President, Pharmaceuticals, joined the Predecessor as President in October 2000 after nearly 20 years of experience at Parke-Davis, a division of Warner-Lambert (now a part of Pfizer), where he, together with Mr. Boissonneault, was a pioneer in the pharmaceutical marketing methods currently employed by us. Most recently, he held the position of President, U.K./British Isles at Warner-Lambert.

Anthony D. Bruno, Executive Vice President, Corporate Development, joined the Predecessor in March 2001 as Senior Vice President, Corporate Development and General Counsel. Mr. Bruno was promoted to Executive Vice President in April 2003 and continued to serve as General Counsel of the Company until August 1, 2005. Prior to joining the Company, Mr. Bruno spent 17 years with Warner-Lambert where his most recent position was Vice President and Associate General Counsel, Pharmaceuticals, and he was responsible for all legal matters relating to Warner-Lambert’s pharmaceutical business worldwide.

Paul Herendeen, Executive Vice President and Chief Financial Officer, joined Warner Chilcott in this position on April 1, 2005 and is responsible for our finance, accounting, treasury and management information system functions. Prior to joining Warner Chilcott, Mr. Herendeen was Executive Vice President and Chief Financial Officer of MedPointe Inc. From 1998 through March 2001, Mr. Herendeen served as Executive Vice President and Chief Financial Officer of Warner Chilcott PLC (acquired by the Predecessor in September 2000). Mr. Herendeen also served as a director of the Predecessor from October 2000 through March 2001.

Leland H. Cross, Senior Vice President, Technical Operations, joined the Predecessor in this position on September 1, 2001 and is responsible for our technical operations worldwide. From 1994 to 2001, Mr. Cross was part of the Global Manufacturing group at Warner-Lambert (which became part of Pfizer in June 2000), where most recently he was General Manager of Pfizer Ireland Pharmaceuticals, responsible for Pfizer’s dosage manufacturing operations in Ireland. Prior to joining Warner-Lambert, Mr. Cross managed a manufacturing operation for Merck & Co. Inc.

Herman Ellman, M.D., Senior Vice President, Clinical Development, joined the Predecessor in this position in June 2000. Dr. Ellman is responsible for clinical development and medical affairs activities. Prior to joining the Predecessor, Dr. Ellman held the position of Medical Director for Women’s Healthcare of Berlex Laboratories.

Izumi Hara, Senior Vice President, General Counsel and Corporate Secretary, joined the Predecessor as Senior Vice President and Deputy General Counsel in June 2001 and is responsible for the legal matters of the Company. She was promoted to General Counsel as of August 1, 2005. Prior to joining the Predecessor, Ms. Hara held positions of increasing responsibility at Warner-Lambert where her most recent position was Vice President and Associate General Counsel, Corporate Affairs, where she was responsible for all corporate legal matters, including acquisitions, divestitures, alliances and other transactions in all of Warner-Lambert’s lines of business worldwide.

Alvin D. Howard, Senior Vice President, Regulatory Affairs, joined the Predecessor as Vice President, Regulatory Affairs in February 2001. He was promoted to Senior Vice President as of August 1, 2005 and is responsible for the registration of all of our products and for managing our relationships with the FDA, Health Canada and other agencies regulating the sale of pharmaceutical products. Prior to joining the Company, Mr. Howard was Vice President, Worldwide Regulatory Affairs at Roberts Pharmaceuticals.

Board of Directors

Our board of directors currently consists of 10 members. Our bye-laws provide that our board of directors may be divided into three classes, with one class being elected each year. Each director will serve a three-year term, with termination staggered according to class, except that Class I directors will have an initial term expiring in 2007, Class II directors will have an initial term expiring in 2008 and Class III directors will have an initial term expiring in 2009. Under the rules of the Nasdaq Global Market, a majority of the board must be independent on or before the date that is one year after the consummation of this offering. As of the date of this prospectus, a majority of the members of our board of directors are independent under the rules of the Nasdaq Global Market.

Board of Directors Committees

Audit Committee. Under the applicable rules of the Nasdaq Global Market, a company listing in connection with its IPO is permitted to phase in its compliance with the independent committee requirements set forth in Section 303A on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b) (1) (iv) (A) under the Securities and Exchange Act of 1934, as amended, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Our directors have established an audit committee that convenes at least four times a year, currently comprising Messrs. Abbrecht, Andress, Burgstahler, Connaughton and Murray, each of whom is a director of our Company. Mr. Andress is independent under the rules of the Nasdaq Global Market and Rule 10A-3 of the Exchange Act. We intend to comply with the independent committee requirements in the future in accordance with the phase-in compliance rules described above. In addition, we are required to disclose in our future filings on Form 10-K whether at least one member of our audit committee is an audit committee financial expert. We intend to comply with this disclosure requirement in our next Form 10-K filing.

This committee, which is chaired by Mr. Andress, recommends the annual appointment of auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, and reviews accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures.

Compensation Committee. Our directors have established a compensation committee comprised of Messrs. Abbrecht, Burgstahler, Connaughton and Murray, all of whom are independent under the rules of the Nasdaq Global Market. The compensation committee, which is chaired by Mr. Murray, evaluates the performance of the Chief Executive Officer and approves the compensation level for the CEO, reviews our overall management compensation and benefits policies, and reviews and recommends employee benefits plans, stock option and/or restricted stock grants and other incentive arrangements.

Nominating and Corporate Governance Committee.    Our directors have established a Nominating and Corporate Governance Committee comprised of Messrs. Abbrecht, Burgstahler, Connaughton and Murray, all of whom are independent under the rules of the Nasdaq Global Market. This committee considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors and candidates nominated for the board of directors and its committees; and develops and recommends governance principles applicable to us.

Director Compensation

All members of our board of directors are reimbursed for their usual and customary expenses incurred in connection with attending all board and other committee meetings. We have not in the past paid any compensation to the members of our board of directors, other than Roger Boissonneault in his role as Chief Executive Officer and President. Following the offering, we intend to pay our directors customary compensation.

Executive Compensation

The following table sets forth information concerning the compensation of our chief executive officer and each of our four most highly compensated executive officers (referred to as our “named executive officers”) during each of the last three fiscal years. The bonuses set forth below include amounts earned in the year shown but paid in the subsequent year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	Restricted Stock Awards(3)	Securities Underlying Options (#)(4)	All Other Compensation(5)
Roger M. Boissonneault Chief Executive Officer and President	2005 2004 2003	$800,000 800,000 726,000	$800,000 1,000,000 726,000	$44,861 44,218 37,660	$3,478,419 310 —	479,430 31,016 —	$23,955,278 — —

W. Carl Reichel President, Pharmaceuticals	2005 2004 2003	391,406 375,000 346,950	225,059 269,531 194,120	44,204 43,561 37,049	1,556,593 116 —	479,430 11,568 —	6,436,919 — —

Anthony D. Bruno Executive Vice President, Corporate Development	2005 2004 2003	369,969 340,000 307,366	215,625 244,375 172,500	41,940 41,297 20,134	1,556,593 104 —	479,430 10,416 —	4,268,238 — —

Paul Herendeen(6) Executive Vice President and Chief Financial Officer	2005 2004 2003	281,250 — —	154,687 — —	38,513 — —	686,544 — —	479,430 — —	— — —

Leland H. Cross Senior Vice President, Technical Operations	2005 2004 2003	271,375 260,000 237,375	93,624 112,125 81,895	29,504 28,564 27,266	339,689 40 —	— 7,431 —	1,909,802 — —

(1)	We changed our fiscal year from a September 30 year end to a calendar year end in 2004. Therefore, the amounts shown for 2004 reflect cash bonuses paid to each named executive officer in 2005 for service during the period October 1, 2003 through December 31, 2004.
(2)	The amounts shown in this column represent matching funds provided by us under the Warner Chilcott 401(k) Savings Plan (we match up to 75% of the first 6% of compensation contributed by the employee) and contributions made to a medical insurance plan on behalf of each named executive officer. The amounts shown in this column also include a company-owned automobile provided to each of the named executive officers, except Mr. Cross. In addition, Mr. Cross received personal benefits on account of his personal use of an apartment owned by Warner Chilcott (US), Inc. three days of every week during 2003, 2004 and 2005 (calculated using the fair market value of a comparable apartment).
(3)	Represents the dollar value of the grant of restricted stock based on the value of the restricted stock on the grant date. In 2005, all grants of restricted Class A common shares (other than the Strip Grants) were made under the Equity Incentive Plan. For a description of this plan, including the vesting terms, see “—Equity Incentive Plan.” Each of the named executive officers were granted strips of equity securities including our Class A common shares and Class L common shares and Preferred Shares of Warner Chilcott Holdings Company II, Limited (the Class A common shares, the Class L common shares and the Preferred Shares, collectively, the “Strip Grants”) and a separate grant of restricted Class A common shares that were granted under the Plan. Mr. Herendeen received only Class A common shares under the Equity Incentive Plan. The Strip Grants, which were time-vesting, vested as of January 18, 2006. The fair market value of the Class A common shares on each date of grant was $1.00, the fair market value of the Class L common shares on the date of grant was $74.52 and the fair market value of the Preferred Shares on the date of grant was $1,000.00. In addition, each of the named executive officers were also granted separate Class A common shares under the Equity Incentive Plan.

On March 28, 2005, Mr. Boissonneault received an aggregate grant of 1,667,553 Class A common shares, 16,108.18 Class L common shares and 610 Preferred Shares, Mr. Reichel received an aggregate grant of 746,230 Class A common shares, 7,208 Class L common shares and 273 Preferred Shares, Mr. Bruno received an aggregate grant of 746,230 Class A common shares, 7,208 Class L common shares and 273 Preferred Shares and Mr. Cross received an aggregate grant of 162,847 Class A common shares, 1,573 Class L common shares and 59 Preferred Shares. On April 1, 2005, Mr. Herendeen received a grant of 686,544 Class A common shares.

In 2004, the Predecessor granted the named executive officers warrants to purchase ordinary shares of the Predecessor in the form of American Depository Shares (“ADSs”). All outstanding warrants were exercised upon the acquisition of the Predecessor.

(4)	In 2005, each of the named executive officers, except Mr. Cross, was awarded 479,430 stock options to purchase our Class A common shares. In 2004, under the Predecessor’s U.S. Option Scheme and Executive Share Option Schemes, the named executive officers were awarded stock options to purchase ADSs of the Predecessor. All unexercised portions of the stock options granted were exercised upon the acquisition of the Predecessor.
(5)	This column includes certain one-time retention bonuses of $3,048,000, $880,663 and $798,469 paid in connection with the Transactions to Messrs. Boissonneault, Reichel and Bruno, respectively, and one-time change in control payouts to Messrs. Boissonneault, Reichel, Bruno and Cross in the amounts of $17,211,883, $5,556,255, $3,469,769 and $1,909,802, respectively, related to each named executive officer’s ownership of stock options to purchase ADSs of the Predecessor. In addition, in connection with the Transactions, Mr. Boissonneault also received a one-time change in control payment of $3,695,395 including tax payments made by us on his behalf to compensate for excise taxes.
(6)	As of April 1, 2005, Paul Herendeen commenced employment as Executive Vice President and Chief Financial Officer. His base salary for fiscal year 2005 was $375,000, and he is eligible to receive an annual cash bonus based on a target amount equal to 50% of his base salary.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options made to our named executive officers during fiscal year 2005, including the potential realizable value over the term of the options, based on assumed rates of stock appreciation of 5% and 10% compounded annually, minus the applicable per share exercise price.

These assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of our future common stock price. We cannot assure you that any of the values in the table will be achieved. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock and overall stock market conditions. The assumed 5% and 10% rates of stock appreciation are based on the initial public offering price of $15.00 per share.

Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
Roger M. Boissonneault	479,430	25%	22.98	1/18/15	—	4,855,708
W. Carl Reichel	479,430	25%	22.98	1/18/15	—	4,855,708
Anthony D. Bruno	479,430	25%	22.98	1/18/15	—	4,855,708
Paul Herendeen	479,430	25%	22.98	4/1/15	—	5,161,182
Leland H. Cross	—	—	—	—	—	—

(1)	During fiscal 2005, each of the executive officers listed above was awarded 479,430 stock options to purchase our Class A common shares under the Equity Incentive Plan. Except for an option grant to Mr. Herendeen on April 1, 2005, all stock options were granted on March 28, 2005. The stock option grants vest ratably on January 18 of 2006, 2007, 2008 and 2009, except Mr. Herendeen whose stock options vest ratably on the first, second, third and fourth anniversary of the option grant date, April 1, 2005. Such options may be exercised earlier under certain circumstances such as in the case of the holder’s death or disability, termination by us without cause (as defined in the share option award agreement) or in the event of a change in control affecting us.

Aggregated Option Exercises in 2005 Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1)		Value of Unexercised Options Based on Offering Price of Securities Being Registered
			Exercisable	Unexercisable	Exercisable	Unexercisable	Exercisable	Unexercisable
Roger M. Boissonneault	—	—	119,857.50	359,572.50	—	—	$0	$0
W. Carl Reichel	—	—	119,857.50	359,572.50	—	—	$0	$0
Anthony D. Bruno	—	—	119,857.50	359,572.50	—	—	$0	$0
Paul Herendeen	—	—	119,857.50	359,572.50	—	—	$0	$0
Leland H. Cross	—	—	—	—	—	—	—	—

(1)	Value is calculated on the basis of the number of shares subject to each such option, multiplied by the excess of the fair market value of a Class A common share at the initial public offering price of $15.00 per share.

Long-term Incentive Plan Awards

Warner Chilcott Limited did not grant any awards for the 2005 fiscal year to the named executive officers.

Employment Arrangements

The following is a description of the executive employment and related arrangements that are currently in effect with our chief executive officer and each of our four most highly compensated executive officers.

Employment Agreement with Roger M. Boissonneault

On March 28, 2005, Warner Chilcott (US), Inc. entered into an amended and restated employment agreement with Roger M. Boissonneault pursuant to which Mr. Boissonneault agreed to serve as Chief Executive Officer of Warner Chilcott Limited and Warner Chilcott (US), Inc. Under this agreement, Mr. Boissonneault will be a member of the Board of Directors of Warner Chilcott Limited until a public offering of equity securities of Warner Chilcott Limited and, after such a public offering, he must be included in any slate of director nominees as long as he is Chief Executive Officer. Mr. Boissonneault’s employment agreement is terminable by either party for any reason but Mr. Boissonneault must give at least 90 days advance written notice of any resignation of his employment.

Mr. Boissonneault currently receives a base salary of $800,000 plus a target bonus of 85% of base salary, up to a maximum amount equal to 100% of base salary dependent on the achievement of performance goals set by the Board of Directors of Warner Chilcott Limited. Mr. Boissonneault’s benefits include reimbursement for reasonable business expenses. Certain payments received by Mr. Boissonneault in connection with the Transactions were subject to an excise tax imposed under the U.S. Internal Revenue Code, for which Mr. Boissonneault was paid a gross-up payment of approximately $3,700,000 pursuant to the terms of his employment agreement. If any payments received by Mr. Boissonneault in connection with a future change in control are subject to an excise tax, Mr. Boissonneault will be entitled to a gross-up payment.

If Mr. Boissonneault’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by Mr. Boissonneault for good reason, he is entitled to a severance payment equal to 200% of his base salary in effect at the time of termination plus 200% of the cash bonus paid to him in the prior calendar year, accrued salary and benefits, and continued health and welfare benefits for 12 months following termination. Any severance payments are generally paid over 24 months unless the termination event is in connection with, or within two years of, a change in control, in which case it is payable in a lump sum. If Mr. Boissonneault is terminated for cause or if Mr. Boissonneault resigns without good reason, he is entitled to receive only accrued salary and benefits.

If Mr. Boissonneault’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Limited, or any of their subsidiaries, for (i) 24 months in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by Mr. Boissonneault for good reason, (ii) six months if Mr. Boissonneault resigned without good reason including retirement (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay Mr. Boissonneault 12 months severance (base salary and bonus)), or (iii) six months in the case of termination by Warner Chilcott (US), Inc. for cause.

Other Executive Employment Agreements

On March 28, 2005, Warner Chilcott (US), Inc. entered into amended and restated employment agreements with Anthony D. Bruno and Carl Reichel. On April 1, 2005, Warner Chilcott (US), Inc. entered into an employment agreement with Paul Herendeen. Each of these employment agreements have substantially similar terms, except for applicable positions, annual base salary amounts and retention bonuses paid to each of Messrs. Bruno and Reichel.

Each employment agreement is terminable by either party for any reason but generally speaking the executive must give twelve months advance written notice of any resignation of his employment. Mr. Bruno and Mr. Herendeen currently receive base salaries of $391,875 and $383,438, respectively, and Mr. Reichel currently receives a base salary of $409,020. Each of Messrs. Bruno, Herendeen and Reichel are eligible for an annual bonus of 50% of base salary in the sole discretion and in such amounts as approved by the Board of Directors of Warner Chilcott Limited. The benefits for each executive include reimbursement for reasonable business expenses. If any payments received by Messrs. Bruno, Herendeen or Reichel in connection with a future change in control are subject to an excise tax, the executive will be entitled to a gross-up payment.

Under each employment agreement, if the executive’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by the executive for good reason, the executive is entitled to a severance payment equal to 200% of his base salary in effect at the time of termination plus 200% of the cash bonus paid to him in the prior calendar year and accrued salary and benefits. Any payments are generally paid over 24 months unless the termination event is in connection with, or within two years of, a change in control, in which case they are payable in a lump sum. If the executive is terminated for cause or if the executive resigns without good reason, he is entitled to receive only accrued salary and benefits.

If the executive’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Limited, or any of their subsidiaries, for (i) 24 months in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by the executive for good reason, (ii) six months if the executive resigns or retires (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay the executive 12 months severance (base salary and bonus)), or (iii) six months in the case of termination by Warner Chilcott (US), Inc. for cause.

Executive Severance Agreements

On March 28, 2005, Warner Chilcott (US), Inc. entered into a severance agreement with Leland H. Cross. The severance agreement replaced Mr. Cross’s prior employment agreement. The agreement provides that Mr. Cross’s benefits include reimbursement for reasonable business expenses.

Under the severance agreement, if the executive’s employment is terminated by Warner Chilcott (US), Inc. without cause or as a result of disability, or by the executive for good reason, the executive is entitled to a severance payment equal to one year’s base salary in effect at the time of termination, accrued salary and benefits, and continued health and welfare benefits for the severance period. However, if the termination is within twelve months of a change in control, the severance payment is equal to the executive’s base salary for eighteen months plus 150% of the annual cash bonus paid for the prior year. Any severance payments are generally paid over the term of the severance period. If the executive is terminated for cause or if the executive resigns without good reason, he is entitled to receive only accrued salary and benefits.

If the executive’s employment terminates, he has agreed not to provide similar or competing services, or solicit customers or employees, of Warner Chilcott (US), Inc., Warner Chilcott Limited, or any of their subsidiaries, for (i) the severance period (12 or 18 months) in the case of termination by Warner Chilcott (US), Inc. without cause or because of disability, or by the executive for good reason, (ii) 6 months if the executive resigned without good reason (which increases to 12 months if Warner Chilcott (US), Inc. elects to pay the executive 12 months severance (base salary and bonus)), or (iii) 6 months in the case of termination by Warner Chilcott (US), Inc. for cause.

Equity Incentive Plan

On March 28, 2005, we adopted the Equity Incentive Plan. As of June 30, 2006, incentive awards with respect to 6,845,042 Class A common shares had been awarded under the Equity Incentive Plan, and 892,638 Class A common shares were reserved for future awards under the Equity Incentive Plan. All awards granted to an employee under the Equity Incentive Plan may be repurchased by us if the employee’s employment is terminated. On August 18, 2006 our board of directors approved an amendment and restatement of the Equity Incentive Plan. A maximum of 14,170,880 Class A common shares may be issued to employees in connection with our incentive awards under the amended and restated Equity Incentive Plan. The amended and restated Equity Incentive Plan was approved by our shareholders on August 31, 2006.

2006 Equity Awards and Equity Compensation Program

In connection with this offering, our board of directors has approved the following actions with respect to equity-based compensation. At the effective time of this offering, we intend to make grants of restricted Class A common shares, options to purchase Class A common shares or a combination of such shares and options to our full-time employees covering, in the aggregate, 1,400,070 Class A common shares. The number of Class A common shares subject to each award will be determined based on the base salary for the award recipient’s position, subject to adjustment based on performance reviews. In connection with this offering Mr. Boissonneault will be granted an award of 357,057 Class A common shares, each of Messrs. Bruno, Reichel and Herendeen will be granted an award of 178,527 Class A common shares and Mr. Cross will be granted options to purchase 13,500 Class A common shares and 12,600 restricted Class A common shares.

At the time of this offering, our board of directors also intends to lift certain performance restrictions on approximately 1,620,174 outstanding restricted Class A common shares held by our employees, including our named executive officers, which will result in the immediate vesting of such shares. Of this aggregate amount, 511,393 restricted Class A common shares are held by Mr. Boissonneault, 228,848 restricted Class A common shares are held by each of Messrs. Reichel, Bruno and Herendeen and 49,941 restricted Class A common shares are held by Mr. Cross.

Our board of directors has also approved an annual equity program for years beginning with and including 2008. Under this program, in each January, we intend to make grants of restricted Class A common shares and/or stock options to all full-time employees. The number of Class A common shares subject to each grant will be determined based on a multiple of the average annual base salary for the applicable position. Our board of directors or the compensation committee of our board of directors may amend or terminate this program at any time.

Purpose of the Equity Incentive Plan

The purpose of the Equity Incentive Plan is to attract and retain the best available personnel, to provide additional incentive to those who provide services to Warner Chilcott Limited and our subsidiaries and to promote the success of our business.

Administration of the Equity Incentive Plan

The Equity Incentive Plan will be administered by our board of directors or by a Compensation Committee appointed by our board of directors (the “Plan Committee”). The Plan Committee will be composed of directors who qualify as “non-employee directors” within the meaning of Rule 16b-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and as “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan Committee has the power in its discretion to grant awards under the Equity Incentive Plan, to determine the terms of awards, to interpret the provisions of the Equity Incentive Plan and to take action as it deems necessary or advisable for the administration of the Equity Incentive Plan.

Number of Authorized Shares

The Equity Incentive Plan provides for awards with respect to a maximum of 14,170,880 Class A common shares. The number and class of shares available under the Equity Incentive Plan and/or subject to outstanding awards may be adjusted by the Plan Committee to prevent dilution or enlargement of rights in the event of various changes in our capitalization. Class A common shares attributable to cancelled or terminated awards under the Equity Incentive Plan which are reacquired pursuant to any forfeiture provision will again be available for Equity Incentive Plan purposes.

Eligibility and Participation

Eligibility to participate in the Equity Incentive Plan is limited to the employees, directors and consultants of the Company and any subsidiary of the Company (each, a “participant”). Information as to awards granted in 2005 under the Equity Incentive Plan to named executives, officers and other participants is set forth on page 116.

Type of Awards under the Equity Incentive Plan

The Equity Incentive Plan provides that awards may be granted to participants in any of the following forms, subject to such terms, conditions and provisions as the Plan Committee may provide: (i) incentive stock options (“ISOs”), (ii) nonstatutory stock options (“NSOs”), (iii) stock appreciation rights (“SARs”), (iv) Share Awards, (v) Share Units and (vi) Dividend Equivalent Rights.

Grant of Options and SARs

The Plan Committee may award ISOs and/or NSOs (collectively, “Options”) to participants. SARs may be awarded either concurrently with Options (“Tandem SARs”) or on a stand-alone basis (“Nontandem SARs”).

Exercise Price.    The exercise price with respect to an Option is determined by the Plan Committee at the time of grant. The exercise price determined with respect to an Option shall also be applicable in connection with the exercise of any Tandem SAR granted with respect to such Option. At the time of grant of a Nontandem SAR, the Plan Committee will specify the base price of the Class A common shares to be issued for determining the amount of cash or number of Class A common shares to be distributed upon the exercise of such Nontandem SAR.

Vesting.    The Plan Committee will determine at the time of grant the terms under which Options and SARs shall vest and become exercisable.

Special Limitations on ISOs.    No ISO may be granted to a participant who owns, at the time of the grant, stock representing more than 10% of the total combined voting power of all classes of our stock (a “10% Stockholder”), unless the per share exercise price per Class A common share subject to such ISO is at least 110% of the fair market value of a Class A common share on the date of grant and such ISO award is not exercisable more than five years after its date of grant. The exercise price of ISOs granted to non-10% Stockholders must be at least 100% of the grant date fair market value. In addition, the total fair market value of Class A common shares subject to ISOs which are exercisable for the first time by an eligible participant in a given calendar year shall not exceed $100,000, valued as of the date of the ISOs’ grant. ISOs may not be granted more than ten years after the date of adoption of the Equity Incentive Plan by our board of directors.

Exercise of Options and SARs.    An Option may be exercised by written notice stating the number of Class A common shares with respect to which the Option is being exercised and tendering payment therefor. The Plan Committee may, at its discretion, accept previously owned Class A common shares as payment (valued at their fair market value on the date of exercise).

SARs are exercisable only to the extent and only for the period determined by the Plan Committee. Upon the exercise of all or a portion of Tandem SARs, the related Option shall be cancelled with respect to an equal number of Class A common shares. Similarly, upon exercise of all or a portion of an Option, the related Tandem SARs shall be cancelled with respect to an equal number of Class A common shares.

Upon the exercise of a SAR, the participant will be entitled to receive cash, Class A common shares or a combination thereof, with a value equal to (A) the excess of (i) the fair market value of one Class A common share as of the date the SAR is exercised over (ii) the specified exercise or base price, multiplied by (B) the number of Class A common shares subject to the SAR.

Expiration of Options.    Options will expire at such time as the Plan Committee determines; provided, however, that no Option may be exercised more than ten years from the date of grant, unless an ISO is held by a 10% Stockholder, in which case such ISO may not be exercised more than five years from the date of grant.

Termination of Options and SARs.    The agreement in which a stock-based award is made will set forth the treatment of the award upon termination of participant employment, and the period of time, if any, that an award will be exercisable following a termination of employment.

Dividend Equivalent Rights

Dividend Equivalent Rights are awards that entitle the holder to receive for each Class A common share that is subject to (or referenced by) such award an amount equal to the dividends paid on one Class A common share at such time as dividends are otherwise paid to shareholders of the Company holding Class A common shares or, if later, when the award becomes vested.

Dividend Equivalent Rights may be settled in cash, Class A common shares or other securities or property, all as provided in the agreement in which a stock-based award is made. The Plan Committee may establish a program to permit participants to defer payments and distributions made in respect of Dividend Equivalent Rights.

Share Units

The Plan Committee may award to participants Share Units, each representing one notional share of common stock. Share Units so awarded will be credited to an account established and maintained for the participant. Each Share Unit agreement shall set forth the applicable dates and/or events on or after which all or any portion of the Share Unit award may be settled.

Share Units will be settled in Class A common shares unless the agreement evidencing the award expressly provides for settlement of all or a portion of the Share Units in cash equal to the value of the Class A common shares that would otherwise be distributed in settlement of such units. Class A common shares distributed to settle a Share Unit may be issued with or without payment or consideration therefor, except as may be required by applicable law or as set forth in the agreement evidencing the award. The Plan Committee may, in its sole discretion, establish a program to permit participants to defer payments and distributions made in respect of Share Units.

Share Awards

The Plan Committee may, in its sole discretion, make Share Awards by granting or selling Class A common shares under the Equity Incentive Plan. Each Share Award agreement shall set forth the applicable dates and/or events on which all or any portion of the Share Awards shall be vested and non-forfeitable. Payment in Class A common shares of all or a portion of any bonus under any other arrangement may be treated as an award of Class A common shares under the Equity Incentive Plan.

In lieu of a purchase price, and except as required by applicable law, a Share Award may be made in consideration of services previously rendered by a participant to the Company or its subsidiaries.

Nontransferability of Awards

Awards may not be transferred, assigned, pledged or hypothecated except in compliance with the agreement in which a stock-based award is made.

Term of Equity Incentive Plan

Unless earlier terminated by our board of directors, the Equity Incentive Plan will terminate on March 27, 2015.

Amendment and Termination

Our board of directors may suspend, amend, modify or terminate the Equity Incentive Plan, provided, however, that any amendment that increases the maximum number of Class A common shares available for issuance under the Equity Incentive Plan in the aggregate, changes the legal entity authorized to make awards under this Equity Incentive Plan from the Company (or its successor) to any other legal entity or which materially changes the class of persons who are eligible for the grant of ISOs, shall be subject to the approval of the holders of a majority of the Class A common shares.

Except as our board of directors may deem necessary or desirable in order to comply with any applicable law, approval of the holders of the Class A common shares shall not be required for any other amendment of the Equity Incentive Plan.

Awards granted prior to a termination of the Equity Incentive Plan shall continue in accordance with their terms following such termination. No amendment, suspension or termination of the Equity Incentive Plan shall adversely affect the rights of a participant in awards previously granted without such participant’s consent.

Set forth below is a summary of the awards that were made in respect of fiscal 2005 pursuant to the Equity Incentive Plan.

2005 Awards under the Equity Incentive Plan

Name and Principal Position	Number of Options/Shares $
Roger M. Boissonneault Chief Executive Officer and President	479,430.00 1,534,177.84	(1) (2)

W. Carl Reichel President, Pharmaceuticals	479,430.00 686,544.58	(1) (2)

Anthony D. Bruno Executive Vice President, Corporate Development	479,430.00 686,544.58	(1) (2)

Paul Herendeen Executive Vice President and Chief Financial Officer	479,430.00 686,544.58	(1) (2)

Leland H. Cross Senior Vice President, Technical Operations	149,822.05	(2)

All Executive Officers as a Group	6,110,819.78

All Current Directors Who are Not Executive Officers as a Group	—

All Employees Other than Executive Officers as a Group	734,222.31

(1)	Options covering Class A common shares.

(2)	Awards of restricted Class A common shares.

Federal Income Tax Consequences

Stock Options.    There will be no federal income tax consequences to the participant or the Company upon the grant of either an ISO or an NSO under the Equity Incentive Plan. Upon exercise of an NSO, a participant generally will recognize ordinary income in an amount equal to (i) the fair market value, on the date of exercise, of the acquired Class A common shares less (ii) the exercise price of the NSO. Subject to Section 162(m) of the Code and the participant including such compensation in income or the Company satisfying applicable reporting requirements, the Company will be entitled to a tax deduction in the same amount.

Upon the exercise of an ISO, a participant recognizes no immediate taxable income. Income recognition is deferred until the participant sells the Class A common shares. If the ISO is exercised no later than three months after the termination of the participant’s employment, and the participant does not dispose of the Class A common shares acquired pursuant to the exercise of the ISO within two years from the date the ISO was granted and within one year after the exercise of the ISO, the gain on the sale will be treated as long-term capital gain. Certain of these holding periods and employment requirements are liberalized in the event of a participant’s death or disability while employed by the Company. The Company is not entitled to any tax deduction with respect to the grant or exercise of ISOs, except that if the Class A common shares are not held for the full term of the holding period outlined above, the gain on the sale of such Class A common shares, being the lesser of: (i) the fair market value of the Class A common shares on the date of exercise minus the option price or (ii) the amount realized on disposition minus the exercise price, will be taxed to the participant as ordinary income and, subject to Section 162(m) of the Code and the participant including such compensation in income and the Company satisfying applicable reporting requirements, the Company will be entitled to a deduction in the same amount. The excess of the fair market value of the Class A common shares acquired upon exercise of an ISO over the exercise price therefor constitutes a tax preference item for purposes of computing the “alternative minimum tax” under the Code.

Stock Appreciation Rights.    There will be no federal income tax consequences to either the participant or the Company upon the grant of a SAR. However, the participant generally will recognize ordinary income upon the exercise of a SAR in an amount equal to the aggregate amount of cash and the fair market value of the Class A common shares received upon exercise. Subject to Section 162(m) of the Code and the participant including such compensation in income and the Company satisfying applicable reporting requirements, the Company will be entitled to a deduction equal to the amount includible in the participant’s income.

Share Awards.    Assuming the participant does not make an election under Section 83(b) of the Code (which election is discussed below), there will be no federal income tax consequences to either the participant or the Company upon the grant of restricted Share Awards until expiration of any applicable restricted period and the satisfaction of any other conditions applicable to the Share Awards. At that time, the participant generally will recognize taxable income equal to the then fair market value for the Class A common shares and, subject to Section 162(m) of the Code and the participant including such compensation in income and the Company satisfying applicable reporting requirements, the Company will be entitled to a corresponding deduction. However, under Section 83(b) of the Code, the participant may elect, within thirty days after the date of the grant, to recognize ordinary income as of the date of grant and the Company will be entitled to a corresponding deduction at that time.

Participants generally will recognize taxable income at the time unrestricted Class A common shares are received. Subject to Section 162(m) of the Code and the participant including such compensation in income and the Company satisfying applicable reporting requirements, the Company will be entitled to a deduction equal to the amount includible in the participant’s income.

Share Units.    There will be no federal income tax consequences to the participant or the Company upon the grant of Share Units. Participants generally will recognize taxable income at the time when payment for the Share Units is received in an amount equal to the aggregate amount of cash and the fair market value of Class A common shares acquired. Subject to Section 162(m) of the Code and the participant including such compensation in income and the Company satisfying applicable reporting requirements, the Company will be entitled to a deduction equal to the amount includible in the participant’s income.

In certain cases, special rules may apply to participants who are subject to Section 16 of the Exchange Act.

The following table summarizes share and exercise price information about the Company’s equity-based plans (which consist solely of the Equity Incentive Plan) as of December 31, 2005.

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,917,720	(1)	$22.98	(1)	892,638
Equity compensation plans not approved by security holders	—		—		—

Total	1,917,720	(1)	—		892,638

(1)	Does not include outstanding rights to receive Class A common shares upon the vesting of restricted share awards.

Between March 28, 2005 and November 28, 2005:

•	We granted 4,927,322 restricted Class A common shares under the Equity Incentive Plan to certain executive officers, including Messrs. Boissonneault, Bruno, Reichel, Herendeen and Cross. All these restricted shares are subject to three different types of vesting: one third are subject to time vesting through 2009 (except shares awarded to one executive officer whose shares are subject to time vesting through 2010), one third are subject to performance vesting based on the achievement of certain EBITDA targets, and the remaining one third are subject to performance vesting based on the Sponsors achieving certain targets on the return of their invested capital. On August 18, 2006 we amended the terms of the shares that vest based on the Sponsors achieving certain returns to provide that such shares will become fully vested at the time of our IPO.

•	We granted 401,877 Strip Grant shares to certain executive officers listed above, other than Mr. Herendeen, consisting of our Class A common shares and Class L common shares and Preferred Shares granted by Warner Chilcott Holdings Company II, Limited. The Strip Grants, which were time-vesting, fully vested as of January 18, 2006.

•	We granted options under the Equity Incentive Plan to Messrs. Boissonneault, Bruno, Reichel and Herendeen to purchase 1,917,720 Class A common shares at an exercise price of $22.98. These options vest over approximately four years.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common shares before and after this offering by:

•	each person who is known by us to own beneficially more than 5% of our common shares;

•	each member of our board of directors and each of our executive officers;

•	all members of our board of directors and our executive officers as a group; and

•	each selling stockholder.

The percentage ownership before the offering is based on 177,766,477 common shares outstanding as of June 30, 2006. The percentage ownership before the offering assumes conversion of all outstanding Class L common shares into Class A common shares and conversion of the 120,320 Preferred Shares we are not redeeming with the proceeds from this offering, which convert into 9,480,310 Class A common shares. Percentage ownership after the offering is based on common shares outstanding immediately after the closing of this offering.

For purposes of the table below, we deem common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2006 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the common shares beneficially owned by them, subject to community property laws, where applicable.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Percentage Ownership After this Offering Without Exercise of Underwriters’ Over- Allotment Option	Maximum Number of Shares Being Sold in the Over- Allotment Option, if Any	Shares Beneficially Owned After the Offering if the Underwriters’ Over- Allotment Option is Exercised in Full
	Number of Shares	Percent			Number of Shares	Percent
Principal Securityholders:
Bain Capital Investors, LLC(1)	37,725,298	21.2%	15.2%	1,569,494	36,475,917	14.6%
DLJ Merchant Banking III, Inc.(2)	37,725,298	21.2%	15.2%	1,569,494	36,475,917	14.6%
J.P. Morgan Partners, LLC(3)	37,725,298	21.2%	15.2%	1,569,494	36,475,917	14.6%
Thomas H. Lee Partners, L.P.(4)	37,725,298	21.2%	15.2%	1,569,494	36,475,917	14.6%
OMERS Administration Corporation	4,699,294	2.6%	1.9%	195,506	4,543,663	1.8%
AlpInvest Partners CS Investments 2003 C.V.	4,264,331	2.4%	1.7%	177,410	4,123,106	1.6%
AlpInvest Partners Later Stage Co-Investments Custodian II B.V.(5)	382,842	*	*	15,927	370,163	*
AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V.(6)	52,119	*	*	2,168	50,392	*
Filbert Investment Pte Ltd(7)	4,699,294	2.6%	1.9%	195,506	4,543,663	1.8%
The Northwestern Mutual Life Insurance Company	3,356,638	1.9%	1.4%	139,647	3,245,474	1.3%
MERS Investment Partnership, L.P.	969,229	*	*	40,323	937,130	*
CSFB Fund Co-Investment Program, L.P.	323,076	*	*	13,441	312,337	*
CFIG Co-Investors, L.P.	50,349	*	*	2,096	48,681	*

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Percentage Ownership After this Offering Without Exercise of Underwriters’ Over- Allotment Option	Maximum Number of Shares Being Sold in the Over- Allotment Option, if Any	Shares Beneficially Owned After the Offering if the Underwriters’ Over- Allotment Option is Exercised in Full
	Number of Shares	Percent			Number of Shares	Percent
Directors and Executive Officers:
Roger M. Boissonneault(8)	2,225,516	1.3	1.0	—	2,425,977	1.0
Todd M. Abbrecht(4)	—	—	—	—	—	—
James G. Andress	—	—	—	—	—	—
David F. Burgstahler(2)	—	—	—	—	—	—
John P. Connaughton(1)	—	—	—	—	—	—
John A. King(9)	—	—	—	—	—	—
Stephen P. Murray(3)	—	—	—	—	—	—
Steve Pagliuca(1)	—	—	—	—	—	—
Steven Rattner(2)	—	—	—	—	—	—
George Taylor(4)	—	—	—	—	—	—
W. Carl Reichel	902,608	*	*	—	1,001,739	*
Anthony D. Bruno	829,814	*	*	—	928,325	*
Paul Herendeen	753,677	*	*	—	851,543	*
Leland H. Cross	309,580	*	*	—	310,934	*
All directors and named executive officers as a group (14 persons)	5,021,195	2.8	2.2	—	5,518,518	2.2

*	Less than 1%.
(1)	Includes interests owned by each of Bain Capital Integral Investors II, L.P. (“Integral”), BCIP Trust Associates III, BCIP Trust Associates III-B and BCIP Associates—G. Bain Capital Investors, LLC (“BCI”) is the general partner of Integral and the managing general partner of each other entity. BCI is associated with Bain Capital Partners, LLC, one of our Sponsors. Certain partners and other employees of the Bain Capital entities may make a contribution of shares of common stock to one or more charities prior to this offering. In such case, a recipient charity, if it chooses to participate in this offering, will be the selling stockholder with respect to the donated shares.

Investment and voting decisions at BCI are made jointly by three or more individuals who are managing directors of the entity, and therefore no individual managing director of BCI is the beneficial owner of the securities, except with respect to the shares in which such member holds a pecuniary interest.

John P. Connaughton is a Managing Director of BCI and may therefore be deemed to share voting and dispositive power with respect to the shares. Mr. Connaughton disclaims any beneficial ownership of any shares beneficially owned by the Bain Capital entities, except to the extent of his pecuniary interest therein.

Steve Pagliuca is a Managing Director of BCI and may therefore be deemed to share voting and dispositive power with respect to the shares. Mr. Pagliuca disclaims any beneficial ownership of any shares beneficially owned by the Bain Capital entities, except to the extent of his pecuniary interest therein. The address of Mr. Pagliuca, Mr. Connaughton and each of the Bain Capital entities is c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(2)	Includes interests owned by DLJMB Overseas Partners III, C.V., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V. and DLJ Offshore Partners III-2, C.V. (collectively, the “Offshore Partners”), DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (collectively and together with the Offshore Partners, the “DLJ Merchant Banking Funds”). DLJMB Overseas Partners III, C.V. is a limited partnership, the managing general partner of which is DLJ Merchant Banking III, Inc. (“MGP”) and the associate general partner of which is DLJMB III (Bermuda), L.P. (“AGP”). The general partner of the AGP is DLJ Merchant Banking III, Inc. Credit Suisse, a Swiss bank, owns the majority of the voting stock of Credit Suisse Holdings (USA), Inc., which in turn owns all of the voting stock of Credit Suisse (USA) Inc. (“CS USA”). The DLJ Merchant Banking Funds are private equity funds advised by indirect subsidiaries of CS USA, including the MGP and the AGP, and form part of Credit Suisse’s asset management business. Credit Suisse Securities (USA) LLC is a subsidiary of CS USA and thus an affiliate of each of the DLJ Merchant Banking Funds. The investment committee of the DLJ Merchant Banking Funds makes investment decisions on the funds’ behalf. The investment committee is comprised of senior investment professionals of the DLJ Merchant Banking Funds. The members of the investment committee are appointed by the general partner of the associate general partner of the DLJ Merchant Banking Funds. The composition of the investment committee changes from time to time. The address of the principal business and office of each of the foregoing is 11 Madison Avenue, New York, New York 10010. DLJ Merchant Banking is one of our Sponsors.

David F. Burgstahler is a Partner of Avista Capital Partners and the director designee of the DLJ Merchant Banking entities pursuant to a consulting arrangement. Mr. Burgstahler disclaims beneficial ownership of any shares beneficially owned by the DLJ Merchant Banking entities. The address of Mr. Burgstahler is c/o Avista Capital Partners, 65 East 55th

Street, 18th Floor, New York, New York 10022 and the address of each of the DLJ Merchant Banking entities is c/o DLJ Merchant Banking III, Inc., 11 Madison Avenue, New York, New York 10010, except that the address of the Offshore Partners entities is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands Antilles.

Steven Rattner is a Managing Director and Global Head of DLJ Merchant Banking Partners. Mr. Rattner disclaims beneficial ownership of any shares beneficially owned by the DLJ Merchant Banking entities The address of Mr. Rattner and the address of each of the DLJ Merchant Banking entities is c/o DLJ Merchant Banking III, Inc., 11 Madison Avenue, New York, New York 10010, except that the address of the Offshore Partners entities is John B. Gorsiraweg 14, Willemstad, Curacao, Netherlands Antilles.

(3)	In the case of J.P. Morgan Partners, LLC, includes interests owned by J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Cayman) III, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P. and J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. (collectively, the “Global Investor Funds”) and J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”). The general partner of the Global Investor Funds is JPMP Global Investors, L.P. (“JPMP Global”). The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. (“JPMP MFM”). The general partner of JPMP Global and JPMP MFM is JPMP Capital Corp. (“JPMP Capital”), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company (“JPM Chase”). Each of JPMP Global, JPMP MFM and JPMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by the Global Investor Funds and JPMP BHCA.

Stephen Murray is a Managing Director and President and Chief Operating Officer of CCMP Capital Advisors, LLC, a private equity firm comprised of the former buyout/growth equity professionals of J.P. Morgan Partners who separated from JPM Chase to form an independent private equity platform. Mr. Murray disclaims any beneficial ownership of any shares beneficially owned by the J.P. Morgan Partners entities, except to the extent of his pecuniary interest therein. JPMP Capital exercises voting and dispositive power over the securities held by the Global Investor Funds and JPMP BHCA. Voting and disposition decisions at JPMP Capital are made by three or more of its officers, and therefore no individual officer of JPMP Capital is the beneficial owner of the securities. The address of Mr. Murray is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167, and the address of each of the JPMorgan Partners entities is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017, except that the address of each Cayman entity is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. Each of the Global Investor Funds, JPMP BHCA, JPMP Global, JPMP MFM and JPMP Capital are part of the J.P. Morgan Partners private equity business unit of JPM Chase. J.P. Morgan Partners is one of our Sponsors.

(4)	Includes interests owned by each of Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee (Alternative) Parallel Fund V, L.P., Thomas H. Lee (Alternative) Cayman Fund V, L.P., Thomas H. Lee Investors Limited Partnership, Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC and Putnam Investments Employees’ Securities Company II LLC. Each of Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee (Alternative) Parallel Fund V, L.P. and Thomas H. Lee (Alternative) Cayman Fund V, L.P. are exempted limited partnerships formed under the laws of the Cayman Islands, each of whose general partner is THL Advisors (Alternative) V, L.P., an exempted limited partnership formed under the laws of the Cayman Islands. Thomas H. Lee Advisors (Alternative) V Limited, LDC, a limited duration company formed under the laws of the Cayman Islands (the “LDC”), is the general partner of THL Advisors (Alternative) V, L.P. The address of each of these entities is c/o Walkers, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

The persons who are members of the LDC are the same persons who are members of Thomas H. Lee Advisors, LLC, a Delaware limited liability company. Thomas H. Lee Advisors, LLC is the general partner of Thomas H. Lee Partners, L.P., a Delaware limited partnership. Thomas H. Lee Partners, L.P. is one of our Sponsors. Thomas H. Lee Investors Limited Partnership (formerly known as THL-CCI Limited Partnership) is a Massachusetts limited partnership, whose general partner is THL Investment Management Corp., a Massachusetts corporation.

Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC and Putnam Investments Employees’ Securities Company II LLC are co-investment entities of Thomas H. Lee Partners and each disclaims beneficial ownership of any shares other than the shares held directly by such entity. The address for the Putnam entities is c/o Putnam Investment, Inc., One Post Office Square, Boston, Massachusetts 02109.

Todd M. Abbrecht is a member of the LDC, and a Vice President of THL Investment Management Corp., and therefore has shared voting and investment power over, and therefore, may be deemed to beneficially own shares held of record by Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee Parallel (Alternative) Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P. and Thomas H. Lee Investors Limited Partnership. Mr. Abbrecht disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Abbrecht is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

George Taylor is a member of the LDC. Mr. Taylor disclaims beneficial ownership of any shares beneficially owned by the Thomas H. Lee entities. The address of Mr. Taylor is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

(5)	AlpInvest Partners Later Stage Co-Investments Custodian II B.V. holds the shares as a custodian for AlpInvest Partners Later Stage Co-Investments II C.V.

(6)	AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. holds the shares as a custodian for AlpInvest Partners Later Stage Co-Investments IIA C.V.

(7)	Filbert Investment Pte Ltd shares power to vote and dispose of the shares beneficially owned by it with GIC Special Investments Pte Ltd, Government of Singapore Investment Corporation Pte Ltd and the Government of Singapore.

(8)	Includes interests owned by The Boissonneault 2005 Children’s Trusts, a trust in which Mr. Boissonneault’s wife, Terri Boissonneault, serves as trustee. The address of Mr. Boissonneault is c/o Warner Chilcott Corporation, 100 Enterprise Drive, Rockaway, New Jersey 07866.

(9)	Includes interests owned by Highberry Investments Limited acquired in April 2005. The address of Dr. King is c/o Warner Chilcott Corporation, 100 Enterprise Drive, Rockaway, New Jersey 07866.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships and Related Party Transactions between the Company and the Sponsors and their Affiliates

Sponsor Shareholders Agreement

On January 18, 2005, Warner Chilcott Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited, and certain of their respective shareholders (“Shareholders”), including the Sponsors, entered into a shareholders agreement (“Shareholders Agreement”) which was subsequently amended and restated on March 31, 2005. The Shareholders Agreement includes customary terms regarding the election of members of our boards of directors, matters requiring the consent of a specified majority of Shareholders, share transfer restrictions, rights of first offer, tag-along rights, drag-along rights and certain preemptive rights.

The Shareholders Agreement also provides for (i) customary demand registration rights following the six month anniversary of an IPO, which require us to effect registration of the Registrable Securities (as defined in the Shareholders Agreement) upon written request from Sponsors holding more than 10% of the then outstanding Registrable Securities, (ii) customary piggy-back registration rights and (iii) shelf demand registration rights at any time after the 12 month anniversary of an IPO when we become eligible to use a registration statement on Form S-3.

In addition, under the Shareholders’ Agreement, each of Warner Chilcott Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited agreed to indemnify the Shareholders with respect to the Shareholders Agreement, including with respect to registrations made pursuant to the above-mentioned registration rights, and transactions to which any of the Warner Chilcott entities is a party or any other circumstances with respect to any of the Warner Chilcott entities, or the operations of or services provided by any of the Shareholders to any of the Warner Chilcott entities from time to time.

The Shareholders Agreement will terminate upon the earlier to occur of (i) an IPO, (ii) a change of control of Warner Chilcott Limited, and (iii) the bankruptcy, liquidation, dissolution or winding-up of Warner Chilcott Limited, except with respect to registration rights, certain share transfer restrictions, indemnification and certain other provisions.

Advisory Services and Monitoring Agreement

On January 18, 2005, Warner Chilcott Corporation, Warner Chilcott Holdings Company III, Limited and Warner Chilcott Company, Inc. entered into a seven-year advisory services and monitoring agreement with each of the Sponsors (or their affiliates), pursuant to which the Sponsors (or their affiliates) provide us with business monitoring and transaction advisory services. We pay the Sponsors (or their designees), collectively, an initial annual management fee of $5.0 million (the aggregate amount to be reduced if Sponsor ownership percentages are reduced below certain thresholds) and are obligated to reimburse them for reasonable out-of-pocket expenses incurred in connection with the provision of such management services or the enforcement of remedies under the agreement.

In addition, each Sponsor (or its designee) received a fee of $12.5 million in connection with services provided by them related to, and payable upon the completion of, the Transactions, and Warner Chilcott Holdings Company III, Limited paid DLJ Merchant Banking III, Inc. (or its designees) a fee of $12.0 million in consideration of its original commitment amount of the total equity required to fund the Transactions at the time of the original announcement of the recommended offer by Warner Chilcott Acquisition Limited, then known as Waren Acquisition Limited, to acquire the entire issued capital stock of Warner Chilcott PLC.

Prior to the consummation of an IPO, any Sponsor may terminate the advisory services and monitoring agreement with respect to itself. Upon the consummation of the IPO, the advisory services and monitoring agreement will automatically terminate and we will be obligated to pay each Sponsor (or its designee) a termination fee equal to the net present value of the aggregate quarterly management fee that would have been payable to such Sponsor during the remainder of the term of the advisory services and monitoring agreement, calculated using the treasury rate of a ten-year treasury note on the date of such termination. Assuming the IPO occurs as of September 20, 2006, the termination fee would be approximately $27.4 million.

The advisory services and monitoring agreement also includes customary indemnification provisions in favor of the Sponsors and their affiliates.

Transactions with Management

Management Shareholders Agreement and Related Matters

Warner Chilcott Limited, Warner Chilcott Holdings Company II, Limited, Warner Chilcott Holdings Company III, Limited, the Sponsors and all of the executive officers listed above are parties to a management shareholders agreement dated as of March 28, 2005. The terms of this agreement, which has substantially similar terms as the Sponsor Shareholders Agreement, include (i) restrictions on transfer of the shares of Warner Chilcott Limited and Warner Chilcott Holdings Company II, Limited held by the executives or their permitted transferees, and (ii) various rights of the executive officers, including tag-along rights, drag-along rights, preemptive rights and piggyback registration rights. The tag-along rights, drag-along rights and preemptive rights terminate upon an IPO.

In addition, the agreement includes provisions regarding the rights of Warner Chilcott Limited and Warner Chilcott Holdings Company II, Limited to repurchase shares of an executive (whether held by the executive or his or her permitted transferees) if the executive’s employment terminates. In addition, as noted above, (i) all of the executive officers have purchased shares of Warner Chilcott Limited and Warner Chilcott Holdings Company II, Limited, (ii) all of the executive officers (except Mr. Herendeen) have been granted strips of equity securities, which include Class L common shares and Class A common shares of Warner Chilcott Limited and Preferred Shares of Warner Chilcott Holdings II, Limited (the “Strip Grants”) and (iii) under the Warner Chilcott Limited 2005 Equity Incentive Plan, all of the executive officers have been granted restricted Class A common shares of Warner Chilcott Limited and four executive officers have been granted options to purchase Class A common shares of Warner Chilcott Limited.

The following table lists the interests of our executive officers resulting from these transactions:

	Purchased Shares				Number of Shares Granted Pursuant to Strip Grants			Number of Class A Shares Granted under Equity Incentive Plan
	Number of Shares Purchased			Total Price Paid
Name and Position	Class A	Class L	Preferred		Class A	Class L	Preferred
Roger M. Boissonneault	219,850.54	26,552.00	1,006.295	$3,204,800.58	133,375.74	16,108.18	610.484	1,534,177.84
W. Carl Reichel	50,708.14	6,124.17	232.100	$739,181.29	59,685.64	7,208.41	273.192	686,544.58
Anthony D. Bruno	13,515.05	1,632.25	61.861	$197,011.32	59,685.64	7,208.41	273.192	686,544.58
Paul Herendeen	34,300.19	4,142.54	156.998	$500,000.27	—	—	—	686,544.58
Leland H. Cross	68,600.39	8,285.07	313.996	$999,999,81	13,024.97	1,573.06	59.618	149,822.05
Herman Ellman	23,921.09	2,889.02	109.491	$348,701.86	13,024.97	1,573.06	59.618	149,822.05
Izumi Hara	21,275.22	2,569.47	97.380	$310,132.12	13,024.97	1,573.06	59.618	149,822.05
Alvin D. Howard	17,150.09	2,071.27	78.499	$250,000.13	5,807.35	701.37	26.581	149,822.05

Historical Transactions with Warner Chilcott PLC’s Affiliates

Our executive officers who owned equity interests in Warner Chilcott PLC received the same consideration for their holdings in the Transactions as other Warner Chilcott PLC shareholders. At September 30, 2004, Roger M. Boissonneault owned ADSs representing 20,792 Warner Chilcott PLC ordinary shares, and options and share awards (at varying exercise prices) granted under several plans covering an aggregate of 572,253 shares. Certain members of management received payments in connection with the Transactions, some of which was invested in equity of our parent companies.

In December 2003, Warner Chilcott PLC sold the manufacturing facility of its PDMS business, which formed part of Warner Chilcott PLC’s contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President, former executive director of the Predecessor and a significant shareholder. As part of the agreement, the acquiring company entered into a supply agreement with Warner Chilcott PLC to manufacture, supply and distribute a number of Warner Chilcott PLC products for the U.K. and Irish markets. Warner Chilcott PLC received cash consideration of $36 million for the sale of this facility. On April 28, 2004, Warner Chilcott PLC sold to Nelag Limited, a company controlled by Dr. McClay, the companies, businesses and assets that comprised Warner Chilcott PLC’s UK pharmaceutical product sales and marketing business. Consideration for the sale was $71.8 million.

Transactions with Others

Roger Boissonneault’s daughter, Amber Boissonneault, is employed with the Company as a sales representative. Ms. Boissonneault, who ranked in the top third of the Women’s Healthcare sales force as of December 31, 2005, received an aggregate salary including incentive bonus of $88,383 for her employment in the year ended December 31, 2005.

DESCRIPTION OF CAPITAL STOCK

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws that will become effective as of the closing of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and our bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and our bye-laws.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 36006. We were incorporated on October 25, 2004. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Share Capital

Upon completion of this offering, there will be 500,000,000 common shares authorized and 250,558,276 common shares outstanding. As of June 30, 2006, no preference shares were issued and outstanding. All of our issued and outstanding shares prior to completion of this offering are and will be fully paid up, and all of our shares to be issued in this offering will be issued fully paid up.

Pursuant to our bye-laws, and subject to the requirements of any stock exchange on which our shares are listed, our board of directors is authorized to issue any of our authorized but unissued shares. Upon completion of this offering, there will be no limitations on the right of non-Bermudians or non-residents of Bermuda to hold our common shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled, subject to the provisions of our bye-laws, to one vote per share on all matters submitted to or requiring a vote of holders of common shares. Unless a different majority is required by Bermuda law or by our bye-laws, resolutions to be approved by holders of common shares may be passed by a simple majority of votes cast at a meeting at which a quorum is present. A quorum consists of at least two persons present in person and representing, in person or by proxy, more than 50% of the total issued voting power of the Company’s shares; provided, however, that if the company or a class of shareholders shall have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

In the event of our winding-up, the liquidator may, with the sanction of a resolution and any other sanction required by the Companies Acts, divide among the shareholders in cash or kind the whole or any part of the assets of the Company and may for such purposes set such values as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

As of August 31, 2006, there were 54 holders of our Class A common shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, dividend rates, voting rights, redemption rights and other participating, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our board of directors without any further shareholder approval. Such rights as may be established could have the effect of discouraging an attempt to obtain control of us. These preference shares are of the type commonly known as “blank-check” preferred stock.

Our board of directors may also divide our existing shares into several classes and attach to these shares any preferential, deferred, qualified or special rights, privileges or conditions.

As of June 30, 2006, there were no preference shares issued and outstanding.

Mandatory Conversion of Class L Common Shares

Between January 18, 2005 and April 12, 2005, we issued Class L common shares, which had full voting rights. Our bye-laws as in effect prior to this offering provided for the mandatory conversion of the Class L common shares into Class A common shares in the event of an IPO without any action by the board of directors or any shareholder. Upon conversion, holders of the Class L common shares receive the number of shares of Class A common shares equal to a Class L conversion factor in effect at the time of such conversion. In accordance with the terms of our bye-laws as in effect prior to this offering, all of our Class L common shares converted into Class A common shares prior to this offering.

Dividend Rights

Under Bermuda law, a company may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions in Bermuda on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Any cash dividends payable to holders of our common shares quoted on the Nasdaq Global Market will be paid to American Stock Transfer & Trust Company, our transfer agent in the United States for disbursement to those holders.

Modification of Rights

If at any time our share capital is divided into different classes of shares, the rights attaching to any class may be varied with the sanction of a majority of the votes cast at a separate general meeting of the relevant class of shareholders at which a quorum shall consist of at least two persons present in person and representing, in person or by proxy, more than 50% of the total issued voting power of the Company’s shares; provided, however, that if the company or a class of shareholders shall have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum. Our bye-laws specify that the creation or issue of further shares ranking equally with existing shares of any class issued with preferred or other rights will not, unless expressly provided by the terms of issue of the shares of the existing class, vary the rights attached to existing shares.

Repurchase of Shares

At its discretion and without the sanction of a shareholder resolution, our board of directors may authorize the purchase by our company of our own shares, of any class, at any price. To the extent permitted by Bermuda law, the shares to be purchased, for cancelation, may be selected in any manner whatsoever, upon such terms as our board of directors may determine in its discretion.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that is not fully paid up. Our board of directors may also refuse to recognize an instrument of transfer of a share unless (1) the instrument of transfer is duly stamped, if required by law, and lodged with us, accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors may reasonably require, (2) the transfer is in respect of only one class of share and (3) the Company is satisfied that all applicable consents, authorizations or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction have been obtained. Subject to such restrictions, a holder of common shares may transfer all or any of his common shares by completing the usual common form or in any other form which our board of directors may approve. An instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid up share, our board of directors may accept an instrument signed only by the transferor.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of the company each calendar year. Bermuda law provides that a general meeting of a company may be convened by the directors of a company, who must, in addition, convene a special general meeting on the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote at general meetings of the company. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, other than an adjourned meeting. Bermuda law provides that the accidental omission to give notice to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice does not invalidate the proceedings at that meeting.

Our bye-laws provide that our board of directors may also convene a general meeting. Under our bye-laws, at least 5 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. Such notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote at such meeting or (ii) in the case of any other meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.

The quorum required for a general meeting of shareholders is at least two persons present in person and representing, in person or in proxy, more than 50% of the total issued voting power of our shares; provided, however, that if the company or a class of shareholders shall have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

Shareholder Action and Proposals

Under our bye-laws, shareholders may not pass a resolution by written consent; all resolutions of the shareholders must be passed at a shareholder meeting.

Under Bermuda law, shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the question relates or 100 or more shareholders. In addition, any such request and any nominations of directors must be submitted to us at least 120 days and no more than 150 days before the first anniversary of the date of the notice convening our Annual General Meeting of shareholders for the prior year.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. Such documents include the company’s memorandum of association, including its objects and powers, and any amendments thereto. Shareholders of a company have the additional right to inspect its bye-laws, minutes of general meetings and the company’s audited financial statements presented at the annual general meeting at the Company’s registered office. The register of shareholders of a company is also open to inspection by its shareholders without charge and by members of the general public on the payment of a fee. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than a total of thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board of directors shall consist of not less than two and not more than ten directors. However, we may increase the maximum number of directors by resolution of the shareholders. Our board of directors currently consists of ten directors. Each director serves a three year term, with termination staggered according to class. The classification and term of office for each of our directors is described under “Management—Board of Directors.” There is no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

Our bye-laws state that shareholders may only remove a director for cause. A director may be removed at a special meeting convened for that purpose provided notice of any such meeting is served upon the director concerned not less than 14 days before the meeting. A director is entitled to attend the meeting and be heard on the motion for his or her removal.

Our board of directors may fill any vacancy occurring as a result of the death, disability, disqualification or resignation of a director or as a result of an increase in the size of the board of directors and to appoint an alternate director to any director so appointed so long as a quorum of directors remains in office. Our bye-laws specifically prohibit stockholders from filling vacancies on our board of directors unless there is no quorum of directors in existence.

A director may appoint and remove his own alternate director, who may be removed by resolution of the board. An alternate director may also be a director in his own right and may act as an alternate to more than one director.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Subject to these bye-laws, our board of directors may delegate to any company, firm, person, or body of persons any of its power (including the power to sub-delegate). Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by a resolution made by us or, in the absence of such determination, by the board of directors. Our directors may also be paid reasonable travel, hotel and other expenses incurred by them in attending and returning from the meetings of our board of directors, any committee of our board of directors, general meetings of our Company, or in connection with our business or their duties as directors generally. Provided a director discloses a direct or indirect interest in a contract or proposed contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or proposed contract or arrangement in which he or she is interested and his or her vote will be counted for purposes of meeting our quorum requirements but such contract or arrangement must be approved by a majority of disinterested directors.

Loans to Directors

Under Bermuda law, a director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot in general borrow from us unless shareholders holding 90% of the total voting rights have consented to the loan.

Indemnification of Directors and Officers

Our bye-laws indemnify our directors and officers against liabilities, losses, damages and expenses incurred or suffered by them in connection with the conduct of our business or discharge of their duties as directors or officers, except in respect of their fraud or dishonesty.

Amalgamations

A Bermuda exempted company may acquire the business of another Bermuda exempted company or a company incorporated outside of Bermuda when the business of the target company is within the acquiring company’s objects as set forth in its memorandum of association.

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the merger or amalgamation agreement to be approved by our shareholders, whether or not their shares have voting rights. Such shareholder approval requires the resolution of the shareholders to be passed by a majority of the voting power of the shares of our capital stock entitled to vote generally in the election of directors at the meeting, and a poll may be demanded in respect of such resolution in accordance with our bye-laws.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a dissenting shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Bermuda Supreme Court within one month after the giving of the notice of the shareholders meeting for an appraisal of the fair value of those shares.

Bermuda law also provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering stockholders to transfer their shares on the terms of the offer.

Some provisions of our bye-laws may have the effect of delaying, deferring or preventing a change in control of us. See “Risk Factors—Provisions of our bye-laws could delay or prevent a takeover of us by a third party.”

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. The amendment or repeal of our bye-laws requires the approval of a majority of the voting power of our shares. Our bye-laws may be amended by resolution of our board of directors, subject to approval by our shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s share capital or any class thereof have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which reflects the alteration or reduction of a company’s share capital authorized and made in accordance with the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by any shareholder who voted in favor of the amendment.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder appearing in the register of shareholders to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, a shareholder appearing in the register of shareholders may apply to a Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may capitalize all or any part of the amount credited to our share premium or to any reserve or fund available for distribution. The board of directors may distribute the capitalized amount to the shareholders who would be entitled to such amount if it were distributed by dividend, and in the same proportion, by either: (1) applying such amount in paying up unissued shares, debentures or other obligations of ours, to be allotted as fully paid up or (2) paying up amounts unpaid on any shares.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Appleby Corporate Services (Bermuda) Ltd, and a branch register will be maintained in the United States by American Stock Transfer & Trust Company, who will serve as branch registrar and transfer agent.

Listing

Our common stock has been approved for quotation on the Nasdaq Global Market.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. Such designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Global Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

MATERIAL BERMUDA AND U.S. TAX CONSIDERATIONS

Bermuda Tax Considerations

At the date of this document, there is no Bermuda income, corporation, or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders not ordinarily resident in Bermuda. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of our shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future.

We have received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act, 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations, or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations or any land leased or let to us.

As an exempted company, we are liable to pay in Bermuda an annual government fee based upon our authorized share capital and the premium on our issued shares at a rate not exceeding BD$27,825 per annum.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only to U.S. Holders (as defined below) that hold common shares as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to investors subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding common shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding common shares that own or are deemed to own ten percent or more of our voting stock; or

•	certain former citizens and residents of the United States subject to tax as expatriates.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly with retroactive effect. Please consult your own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares in your particular circumstances.

You are a “U.S. Holder” if you are a beneficial owner of common shares and are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, as described more fully below.

Taxation of Distributions

The Company does not currently expect to make distributions on its common shares. In the event that the Company does make distributions on common shares, such distributions (other than certain pro rata distributions of common shares) will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Should any distribution exceed current or accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder’s adjusted tax basis in the common shares to the extent of the U.S. Holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding their eligibility for such reduced rate of taxation on dividends in light of their particular circumstances. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Bermudian taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon your circumstances, any Bermudian taxes withheld from dividends on common shares will be creditable against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Bermudian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale and Other Disposition of Common Shares

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

The Company believes that it will not be considered a PFIC for U.S. federal income tax purposes for its current year or in future years. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments and the Company’s ability to use the proceeds from the offering in a timely fashion) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held common shares, certain adverse consequences could apply to the U.S. Holder.

If the Company were treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax imposed with respect to the amount allocated to such taxable year. Similar rules apply to certain distributions on common shares. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 250,558,276 shares of common stock outstanding. Of these shares, 70,600,000 shares, or 77,660,000 shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 179,958,276 shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
1,256,188	On the date of this prospectus.
250,558,276	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 2,505,583 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of 177,281,558 shares of common stock and              shares of common stock issuable upon the exercise of outstanding options and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

As of August 31, 2006, options to purchase a total of 1,917,720 shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 7,392,638 shares of common stock were available for future share and option grants under our stock plans, of which 2,292,708 are being issued in the form of share and option grants upon the completion of this offering.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to the Equity Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

All of our officers, directors and stockholders have signed lock-up agreements under which they have agreed, subject to certain exceptions, not to offer, sell, pledge, contract to sell, sell short, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock beneficially owned by them, for a period ending 180 days after the date of this prospectus (subject to extension in certain circumstances as described under “Underwriting”).

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	13,943,500
Credit Suisse Securities (USA) LLC.	13,943,500
J.P. Morgan Securities Inc.	13,943,500
Morgan Stanley & Co. Incorporated.	13,943,500
Deutsche Bank Securities Inc.	4,236,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated.	4,236,000
Bear, Stearns & Co. Inc.	2,118,000
UBS Securities LLC.	2,118,000
Wachovia Capital Markets, LLC	2,118,000

Total	70,600,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 7,060,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 7,060,000 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$0.7125	$0.7125
Total	$50,302,500	$50,302,500

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$ —	$0.7125
Total	$ —	$5,030,250

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.4275 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company, its officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price was negotiated among the company and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The common stock has been approved for quotation on the Nasdaq Global Market under the symbol “WCRX”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Affiliated funds of DLJ Merchant Banking III, Inc., an affiliate of Credit Suisse Securities (USA) LLC, and affiliated funds of J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc., own approximately 22% and 22%, respectively, of the outstanding Preferred Shares of the company’s subsidiary, Warner Chilcott Holdings II, Limited, which will be redeemed in part with a portion of the net proceeds of this offering. In addition, affiliates of each of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC are lenders under the company’s senior secured credit facility, a portion of the outstanding balance of which will be repaid from the net proceeds of this offering. As a result, more than 10% of the entire net proceeds of this offering may be received by the underwriters or their affiliates. Furthermore, affiliated funds of J.P. Morgan Partners, LLC own approximately 21.2% of the company’s outstanding share capital, and affiliated funds of DLJ Merchant Banking III, Inc. own approximately 21.2% and MERS Investment Partnership, L.P., CSFB Fund Co-Investment Program, L.P. and CFIG Co-Investors, L.P. (each an affiliate of Credit Suisse Securities (USA) LLC) own in the aggregate approximately 1% of the company’s outstanding share capital. As a result, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may be deemed to have a “conflict of interest” and/or be “affiliates” of the company under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

The underwriters may not confirm sales to discretionary accounts without the prior written approval of the customer.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3,000,000.

The company and the selling stockholders have agreed to indemnify the several underwriters and the qualified independent underwriter, in its capacity as qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they have received or will receive customary fees and expenses. In particular, each of Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. acted as initial purchasers in connection with the offering of the 8¾% senior subordinated notes due 2015 of Warner Chilcott Corporation, the company’s subsidiary, in January of 2005, and received customary compensation in respect thereof. In addition, each of Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated and/or their affiliates are agents and lenders under the company’s senior secured credit facility and have and will continue to receive customary fees relating thereto.

LEGAL MATTERS

Appleby Spurling Hunter, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus. Certain legal matters will be passed upon for us by Davis Polk & Wardwell as to matters of U.S. and New York law. The underwriters are being represented as to U.S. legal matters by Cravath, Swaine & Moore LLP.

EXPERTS

The financial statements of Warner Chilcott Limited (formerly Warner Chilcott Holdings Company, Limited) as of December 31, 2005 and for the year ended December 31, 2005 and of Warner Chilcott PLC as of December 31, 2004 and for the three months ended December 31, 2004 and for each of the two years in the period ended September 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Statements of Net Sales and Certain Costs and Expenses of the Dovonex product line of Bristol-Myers for each of the three years in the period ending December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.warnerchilcott.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Financial Statements:
Condensed Consolidated Balance Sheets (unaudited) as of June 30, 2006 and December 31, 2005	F-2
Condensed Consolidated Statements of Operations (unaudited) for the six months ended June 30, 2006 and June 30, 2005	F-3
Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2006 and June 30, 2005	F-4
Notes to Condensed Consolidated Financial Statements (unaudited)	F-5

Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-27
Report of Independent Registered Public Accounting Firm	F-28
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-29
Consolidated Statements of Operations for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003	F-30
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003	F-31
Consolidated Statements of Comprehensive Income for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003	F-32
Consolidated Statements of Cash Flows for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003	F-33
Notes to Consolidated Financial Statements	F-34

Report of Independent Auditors	F-78
Dovonex Product Line of Bristol-Myers Squibb Company Statements of Net Sales and Certain Costs and Expenses for each of the Three Years in the Period Ended December 31, 2005	F-79

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share amounts)

(Unaudited)

	As of June 30, 2006		As of December 31, 2005
	Pro Forma	Actual
ASSETS
Current assets:
Cash and cash equivalents		$44,391	$11,502
Accounts receivable, net		39,516	29,765
Inventories		47,563	31,398
Prepaid income taxes		6,182	3,132
Prepaid expense and other current assets		42,002	43,768

Total current assets		179,654	119,565

Other assets:
Property, plant and equipment, net		43,943	37,102
Intangible assets, net		1,650,808	1,519,847
Goodwill		1,260,777	1,260,777
Other non-current assets		78,956	80,924

Total assets		$3,214,138	$3,018,215

LIABILITIES
Current liabilities:
Accounts payable		$6,737	$17,629
Accrued expenses and other current liabilities		129,856	114,054
Current portion of long-term debt		16,400	14,000

Total current liabilities		152,993	145,683

Other liabilities:
Long-term debt, excluding current portion		2,205,500	1,975,500
Other non-current liabilities		128,499	128,597

Total liabilities		2,486,992	2,249,780

Commitments and contingencies (see Note 12)
Preferred Stock in subsidiary (at liquidation preference and redemption value)	318,695	453,695	435,925

SHAREHOLDER’S EQUITY
Class A common Stock, par value $0.01 per share; 117,380,000 shares authorized; 93,287,355 shares issued and 93,203,492 shares outstanding; 177,766,477 shares outstanding on a pro forma basis at June 30, 2006	1,778	932	933
Class L common Stock, par value $0.01 per share; 12,820,000 shares authorized; 10,671,502 shares issued and 10,669,441 shares outstanding (aggregate liquidation preference of $917,718 and $873,498, respectively); none outstanding on a pro forma basis at June 30, 2006	—	107	107
Treasury stock, at cost (83,863 Class A shares; 2,061 Class L shares)	(237)	(237)	—
Additional paid-in capital	1,019,096	884,835	883,951
Accumulated deficit	(620,608)	(620,608)	(556,646)
Accumulated other comprehensive income	8,422	8,422	4,165

Total shareholder’s equity	408,451	273,451	332,510

Total liabilities and shareholder’s equity		$3,214,138	$3,018,215

See accompanying notes to unaudited condensed consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
REVENUE
Net sales	$353,431	$236,839
Other revenue	—	10,933

Total revenue	353,431	247,772

COSTS, EXPENSES AND OTHER
Cost of sales (excludes amortization of intangible assets)	69,018	55,883
Selling, general and administrative	99,307	83,233
Research and development	14,657	12,784
Amortization of intangible assets	121,974	120,700
Acquired in-process research and development	—	280,700
Transaction costs	—	35,975
Interest income	(785)	(657)
Interest expense	91,899	67,963
Accretion on preferred stock of subsidiary	17,706	14,636

(LOSS) BEFORE TAXES	(60,345)	(423,445)
Provision / (benefit) for income taxes	3,617	(4,937)

NET (LOSS)	(63,962)	(418,508)

Preferential distribution to Class L common shareholders	44,221	36,167

Net (loss) attributable to Class A common shareholders	$(108,183)	$(454,675)

Earnings (Loss) per share:
Class A—Basic	$(1.21)	$(5.16)
Class A—Diluted	$(1.21)	$(5.16)

Pro forma Class A—Basic (unaudited)	$(0.37)

Class L—Basic	$4.14	$3.40
Class L—Diluted	$4.14	$3.39

See accompanying notes to unaudited condensed consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(63,962)	$(418,508)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Depreciation	2,973	1,264
Amortization of intangible assets	121,974	120,700
Acquired in-process research & development	—	280,700
Amortization of debt finance costs	5,514	4,861
Stock compensation expense	1,025	1,949
Accretion on preferred stock of subsidiary	17,706	14,636
Changes in assets and liabilities:
(Increase) in accounts receivable, prepaid and other assets	(8,093)	(7,057)
(Increase) / decrease in inventories	(16,164)	15,113
Increase / (decrease) in accounts payable, accrued expenses and other liabilities	2,708	(22,316)
(Decrease) in income taxes and other, net	(1,309)	(23,225)

Net cash provided by / (used in) operating activities	62,372	(31,883)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(252,936)	(14,400)
Purchase of business, net of cash acquired	—	(2,922,555)
Proceeds from sale of fixed assets	—	48
Capital expenditures	(8,383)	(2,217)

Net cash (used in) investing activities	(261,319)	(2,939,124)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under bank term credit facility	240,000	1,400,000
Proceeds from issuance of senior subordinated notes	—	600,000
Repayments on predecessor long-term debt	—	(195,000)
Repayments under bank term credit facility	(7,600)	(3,500)
Proceeds from share capital issue, net of expenses	—	880,029
Proceeds from issuance of preferred stock in subsidiary		402,822
Payments for debt finance costs	—	(82,662)
Borrowings under revolving credit facility	20,000	20,000
Repayments under revolving credit facility	(20,000)	(20,000)
Other	(564)	(2)

Net cash provided by financing activities	231,836	3,001,687

Net increase in cash and cash equivalents	32,889	30,680
Cash and cash equivalents, beginning of period	11,502	—

Cash and cash equivalents, end of period	$44,391	$30,680

See accompanying notes to unaudited condensed consolidated financial statements.

WARNER CHILCOT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

1. General

The Company began commercial operations on January 5, 2005 when it acquired Warner Chilcott PLC (the “Predecessor”). The financial statements for all periods in 2005 reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were those of the Company. The Company is the direct parent of Warner Chilcott Holdings Company II, Limited, which is the direct parent of Warner Chilcott Holdings Company III, Limited.

The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-Q. Accordingly, certain information and disclosures required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete consolidated financial statements have been condensed or are not included in the unaudited interim financial statements and notes thereto. The audited complete consolidated financial statements and the notes thereto are included in this document as of and for the year ended December 31, 2005.

The results of operations of any interim period are not necessarily indicative of the results of operations for the full year. The unaudited interim condensed consolidated financial information presented herein reflect all normal adjustments that are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented. The Company is responsible for the unaudited interim financial statements included in this document. The Company has made certain reclassifications to prior period information to conform to current period presentation. All intercompany transactions and balances have been eliminated in consolidation.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet gives effect to the conversion of the Class L common shares into Class A common shares as if it occurred on June 30, 2006. The conversion will automatically occur upon consummation of the initial public offering. The Class L common shares will convert into 75,082,675 shares of Class A common shares based on the formula set forth in the Company’s bye-laws. In addition, the proforma balance sheet has been computed to give effect to the conversion of $135,000 of Preferred Shares (9,480,310 shares of Class A common shares) that were not redeemed as a part of the offering.

2. Summary of Significant Accounting Policies

The following policies are required interim updates to those discussed in Note 2 of the Company’s 2005 audited consolidated financial statements.

Revenue Recognition

Revenue from product sales is recognized when title to the product transfers to the customer, generally free on board (“FOB”), destination. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, coupons and fee for service arrangements with certain distributors. Included in net sales are amounts earned under contract manufacturing agreements. Under these agreements, the Company agreed to

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

manufacture certain products for third parties for specified periods. Contract manufacturing sales were $9,408 and $11,427 in the six months ended June 30, 2006 and 2005, respectively.

Revenue under co-promotion agreements from fees earned for promoting the sale of products developed or owned by other companies, such as the Company’s arrangement with Bristol-Myers Squibb Company (“Bristol-Myers”) under which the Company co-promoted Dovonex through 2005, were recorded as “Other revenue”, a component of “Total revenue.” Co-promotion revenues were based on a percentage of the co-promotion party’s net sales (as defined in the agreements) of the promoted product. There is no cost of goods sold associated with co-promotion revenues, and the selling and marketing expenses related to co-promotion revenue are included in selling, general and administrative expenses. The co-promotion agreement was terminated effective January 1, 2006 (see Note 4). Co-promotion revenues were $0 and $10,933 in the six months ended June 30, 2006 and 2005, respectively.

The Company establishes accruals for rebates, coupons, trade discounts, returns and fee for service arrangements with distributors in the same period that it recognizes the related sales. Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. The Company estimates accrued rebates based on a percentage of selling price determined from historical experience. Returns are accrued based on historical experience. These accruals reduce revenues and are included as a reduction of accounts receivable or as a component of accrued expenses. As of June 30, 2006 and December 31, 2005 the accrued balances relative to these provisions included in accounts receivable were $34,173 and $27,269 (of which $27,411 and $23,662 relate to reserves for product returns), respectively. The balances included in accrued liabilities were $14,474 and $9,924 as of June 30, 2006 and December 31, 2005, respectively. The provisions recorded for product returns were $19,087 and $23,347 in the six months ended June 30, 2006 and 2005, respectively.

New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. (“FIN”) 48 “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109).” FIN 48 clarifies the accounting for uncertainty in tax positions and requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings as well as requiring additional disclosures. The Company is currently evaluating the potential impact of this interpretation.

3. Earnings Per Share (“EPS”)

The Company accounts for earnings per share in accordance with SFAS No. 128, “Earnings Per Share” and related guidance, which requires two calculations of earnings per share (EPS) to be disclosed: basic EPS and diluted EPS. The Company presents EPS information using the two-class method as the Class L shares participate in dividends together with the Class A shares after the payment of the Class L preference. The Company does not have any dilutive effects on earnings per share for Class A shares due to the net loss in both periods. The Company does have diluted earnings per share for the Class L stock.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

The numerator in calculating Class L basic and diluted EPS is equal to the Class L preference amount of $44,221 and $36,167 for the six months ended June 30, 2006 and 2005, respectively. The Company did not allocate remaining losses in accordance with EITF 03-6, “Participating Securities and the Two-Class Method under SFAS No. 128,” because of its preferential rights over Class A (see Note 10). The numerator in calculating Class A basic and dilutive EPS is an amount equal to consolidated net (loss) increased for the aforementioned Class L preference amount.

The denominator in calculating both classes of basic EPS is the weighted average shares outstanding for each respective class of shares. The denominator in calculating Class L diluted EPS includes the additional dilutive effect of outstanding restricted stock grants.

The following is the calculation of earnings per share using the two-class method:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Net (loss) available to common shareholders	$(63,962)	$(418,508)
Allocation of net income (loss) to common shareholders:
Class A	$(108,183)	$(454,675)
Class L	$44,221	$36,167

The following is a reconciliation of the basic number of common shares outstanding to the diluted number of common and common stock equivalent shares outstanding:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Weighted average number of common and potential common Class A shares outstanding:
Basic number of common Class A shares outstanding	89,337,465	88,108,719
Dilutive effect of stock option grants	—	—

Diluted number of common and potential common Class A shares outstanding	89,337,465	88,108,719

Weighted average number of common and potential common Class L shares outstanding:
Basic number of common Class L shares outstanding	10,670,787	10,633,326
Dilutive effect of restricted stock grants	—	31,650

Diluted number of common and potential common Class L shares outstanding	10,670,787	10,664,976

Earnings (loss) per common share:
Class A—Basic	$(1.21)	$(5.16)
Class A—Diluted	$(1.21)	$(5.16)
Class L—Basic	$4.14	$3.40
Class L—Diluted	$4.14	$3.39

Stock options to purchase 1,917,720 shares of Class A common stock at an exercise price of $22.98 were outstanding during the period but were not included in a calculation of diluted earnings per share as the effect of stock options would be anti-dilutive. Unvested stock grants to receive 3,949,891 and 5,093,317 shares of Class A common stock as of June 30, 2006 and 2005, respectively, were not included in a calculation of diluted earnings per share as the effect of the grants would be anti-dilutive.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Unaudited Pro Forma Earnings (Loss) Per Share

The unaudited pro forma earnings per share has been computed to give effect to the conversion of the Class L common shares into Class A common shares, upon consummation of the initial public offering on an if-converted basis for the six months ended June 30, 2006. The Class L common shares will convert into 75,082,675 shares of Class A common shares based on the formula set forth in the Company’s bye-laws. In addition, pro forma earnings per share includes the effect of the conversion of 120,320 Preferred Shares into 9,480,310 Class A common shares based on the formula set forth in the applicable bye-laws.

Six Months Ended June 30, 2006
Numerator: Net loss	$(63,962)

Denominator:
Weighted average Class A common shares outstanding	89,337,465
Add:
Adjustment to reflect weighted average effect of the assumed conversion of Preferred Shares to Class A common shares	9,480,310
Adjustment to reflect weighted average effect of the assumed conversion of Class L common shares to Class A common shares	75,082,675

Denominator for basic pro forma calculation	173,900,450

Pro forma Earnings (loss) per share—Basic	$(0.37)

4. Product Acquisitions

Dovonex

In April 2003, the Company entered into an alliance with LEO Pharma (“LEO”), the developer of Dovonex and Taclonex (and owner of the patents covering these products), and Bristol-Myers, the then exclusive licensee of Dovonex in the United States. Dovonex is a leading non-steroidal topical treatment for psoriasis. The Company acquired Bristol-Myers’ rights to Dovonex on January 1, 2006 for a purchase price of $205,176, including amounts to acquire Bristol Myers’ inventories of Dovonex products on hand at the closing date, plus a 5% royalty on net sales of Dovonex through 2007. The Company funded the payment of the purchase price by borrowing $200,000 under the delayed-draw term loan portion of the Company’s senior secured credit facility and the remainder using cash on hand. On January 1, 2006, the license and supply agreement with LEO for Dovonex became effective and the Company’s co-promotion agreement with Bristol-Myers terminated. Under the LEO license and supply agreement, the Company will pay LEO a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty would be reduced to 5% if a generic equivalent of Dovonex were introduced. The purchase price of $205,176 was allocated to the fair value of the assets acquired as follows:

Inventory	$6,640
Intangible assets	198,536

$205,176

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Taclonex

Taclonex is a psoriasis product that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone dipropionate in a single topical treatment. Under various agreements with LEO, the Company paid $2,000 in December 2001, an additional $10,000 in April 2003 and, in February 2006, a final milestone payment of $40,000 following the U.S. FDA approval of Taclonex, to become the exclusive licensee of Taclonex in the United States. Under the terms of a license and supply agreement with LEO, the Company will pay a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement). The Company funded the $40,000 payment to LEO by borrowing under the delayed-draw term loan portion of the senior secured credit facility. The final $40,000 milestone payment was recorded as an acquired intangible asset (within the Dovonex product family) in the Company’s balance sheet.

Other

The Dovonex and Taclonex supply agreements provided that each year the parties will mutually agree to a level of minimum sales of the products for the following year. As of June 30, 2006 no minimum sales levels were established with respect to Dovonex or Taclonex for 2006. The product pricing under these supply agreements with LEO are determined based on a percentage of net product sales (as calculated under the applicable agreements).

5. Inventories

Inventories consist of the following:

	As of June 30, 2006	As of December 31, 2005
Finished goods	$29,952	$13,490
Raw materials	17,611	17,908

	$47,563	$31,398

Amounts above are net of $7,199 and $4,741 related to inventory obsolescence reserves as of June 30, 2006 and December 31, 2005, respectively. Product samples are stated at the lower of cost or market ($3,217 and $4,608 as of June 30, 2006 and December 31, 2005, respectively) and are included in prepaid expense and other current assets.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	As of June 30, 2006	As of December 31, 2005
Land and buildings	$18,774	$18,039
Plant and machinery	14,136	11,481
Motor vehicles	66	66
Computer equipment and software	5,953	4,740
Furniture and fixtures	1,329	1,284
Construction in Process	9,926	4,589

	50,184	40,199
Less accumulated depreciation	6,241	3,097

	$43,943	$37,102

Depreciation expense was $2,973 and $1,264 in the six months ended June 30, 2006 and 2005, respectively.

7. Goodwill and Intangible Assets

The Company’s goodwill and a trademark have been deemed to have indefinite lives and are not amortized. Our licensing agreements and certain trademarks that do not have indefinite lives are being amortized on either a straight-line or accelerated basis over their useful lives not to exceed 15 years.

Components of the Company’s intangible assets as of June 30, 2006, which include first quarter additions of Dovonex for $198,536 and Taclonex (a component of the Dovonex product family) for $40,000, consist of the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangible assets
Ovcon product family	$401,000	$67,359	$333,641
Estrostep	178,100	71,429	106,671
Estrace Cream	411,000	64,332	346,668
femhrt product family	275,000	60,810	214,190
Femring	29,301	2,929	26,372
Estrace Tablets	31,500	3,150	28,350
Femtrace	10,695	1,068	9,627
Doryx	331,300	46,559	284,741
Dovonex product family	249,536	8,829	240,707
Sarafem	57,800	37,769	20,031
Duricef	29,000	29,000	—
Moisturel	10,900	1,090	9,810

Total Definite-lived intangible assets	2,015,132	394,324	1,620,808

Indefinite-lived intangible assets
Trademark	30,000	—	30,000

Total Intangible Assets, net	$2,045,132	$394,324	$1,650,808

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Aggregate amortization expense related to intangible assets was $121,974 and $120,700 in the six months ended June 30, 2006 and 2005, respectively. Included in amortization expense in the six months ended June 30, 2006 is additional amortization of $3,979 related to the Estrostep intangible asset as a result of changes in the Company’s forecast of future cash flows. Estimated amortization expense for the remainder of 2006 and for each of the next five years is as follows:

Amortization
2006	$111,892
2007	194,307
2008	167,391
2009	154,630
2010	144,276
2011	140,364

8. Accrued Expenses

Accrued expenses consist of the following:

	As of June 30, 2006	As of December 31, 2005
Royalties under product licensing agreements	$8,466	$—
Payroll, commissions, and employee costs	12,922	14,973
Medicaid rebate accrual	13,262	8,631
Interest payable	27,882	27,395
Contingent liabilities	40,304	38,465
Provision for loss contracts	7,283	6,815
Advertising and promotion	2,498	3,545
Other	17,239	14,230

	$129,856	$114,054

9. Indebtedness

Senior Secured Credit Facility

On January 18, 2005, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and the Company’s Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.) entered into a $1,790,000 senior secured credit facility with Credit Suisse as administrative agent and other lenders. The facility consists of a $150,000 revolving credit facility, a $1,400,000 single-draw term loan and a $240,000 delayed-draw term loan. In 2006, the $240,000 delayed-draw facility was utilized for the acquisition of the U.S. rights to the prescription pharmaceutical product Dovonex from Bristol-Myers for $200,000 and a $40,000 milestone payment to LEO following FDA approval of Taclonex.

Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. are each borrowers and cross-guarantors under the senior secured credit facility; the Company’s significant subsidiaries are also guarantors and cross-guarantors of this obligation. Borrowings under the senior secured credit facility are secured by a first priority security interest in substantially all of the borrowers’ and guarantors’ assets, including a pledge of all of the outstanding capital stock of Warner Chilcott Holdings Company III, Limited.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

The senior secured credit facility contains a financial covenant that requires that Warner Chilcott Holdings Company III, Limited’s ratio of total indebtedness to EBITDA (both as defined in the senior secured credit facility) not to exceed certain levels. The senior secured credit facility also contains a financial covenant that requires Warner Chilcott Holdings Company III, Limited to maintain a minimum ratio of EBITDA to interest expense (as defined in the senior secured credit facility) and other covenants that, among other things, limit Warner Chilcott Holdings Company III, Limited’s ability to incur additional indebtedness, incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change its business or amend the terms of its subordinated debt and restrict the payment of dividends. As of June 30, 2006, the Company was in compliance with all covenants and the most restrictive financial covenant was the interest coverage ratio.

The term facilities mature on January 18, 2012, with scheduled quarterly repayments totaling $16,400 annually. The revolving credit facility matures January 18, 2011. The borrowers under the senior secured credit facility are also required to make mandatory prepayments of term loans in amounts equal to 100% of net asset sale proceeds, 100% of net proceeds from issuance of debt and up to 50% (with reductions based on leverage) of excess cash flow. Optional prepayments may be made at any time without premium or penalty.

The interest rates on borrowings under the revolving credit facility accrue, at Warner Chilcott Holdings Company III, Limited’s option, at LIBOR plus 2.50% or Adjusted Base Rate (“ABR”) plus 1.50%. Warner Chilcott Holdings Company III, Limited also pays a commitment fee initially set at 0.5% of the unused portion of the revolving credit facility ($150,000 unused as of June 30, 2006). The interest rate spreads for revolving credit loans and the revolving credit commitment fee are subject to downward adjustment conditioned upon reductions in its leverage ratio.

Interest on term borrowings accrued at Warner Chilcott Holdings Company III, Limited’s option, at LIBOR plus 2.75% or ABR plus 1.75% through April 24, 2006. On April 25, 2006, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. entered into an amendment to the senior secured credit facility under which the interest rates applicable to outstanding and future term borrowings were reduced by 0.25%. These interest rates would be reduced by an additional 0.25% if: (i) the term borrowings receive a rating of B1 or higher from Moody’s Investors Service, Inc. and B+ or higher from Standard & Poor’s or (ii) the leverage ratio (as defined under the senior secured credit facility) is equal to or less than 5.75 to 1 and the additional reduction would remain in effect as long as the required ratings or leverage ratio were maintained. There was also a commitment fee of 1.375% on the unused portion of the delayed-draw facility. As of June 30, 2006 there is no longer a delayed-draw commitment fee as these were fully drawn (see Note 4).

Effective May 3, 2005, Warner Chilcott Company, Inc. entered into interest rate swap contracts covering $450,000 notional principal amount of its variable rate debt. Warner Chilcott Holdings Company III, Limited and its subsidiaries were required under the terms of its senior secured credit facility to fix or otherwise limit its interest costs on at least 50% of its funded indebtedness for a specified period. By entering into these swap contracts, and by fixing the interest rate on certain LIBOR borrowings for six months, Warner Chilcott Holdings Company III, Limited satisfied this requirement. On June 16, 2006, Warner Chilcott Company, Inc. executed two additional interest rate swap contracts (which will become effective at two future dates) to limit its exposure to future unfavorable movements in interest rates. These swaps effectively convert certain of Warner Chilcott Company, Inc.’s variable

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

rate debt to fixed rate debt. Warner Chilcott Holdings Company III, Limited entered into the interest rate swaps specifically to hedge a portion of the its exposure to potentially adverse movements in variable interest rates. The swaps are accounted for in accordance with SFAS Nos. 133, 138, and 149.

The terms of the swaps are shown in the following table:

Notional Principal Amount	Start Date	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$ 50,000	May-03-05	Nov-03-06	90 day LIBOR	3.900%
$200,000	May-03-05	May-03-07	90 day LIBOR	3.965%
$200,000	May-03-05	May-03-08	90 day LIBOR	4.132%
$200,000	Sept-29-06	Dec-31-09	90 day LIBOR	5.544%
$175,000	May-03-07	Dec-31-08	90 day LIBOR	5.556%

Senior Subordinated Notes

On January 18, 2005, Warner Chilcott Corporation, the Company’s wholly-owned U.S. subsidiary, issued $600,000 principal amount of 8 3/4% senior subordinated notes due 2015 (the “Notes”). The Notes are guaranteed on a senior subordinated basis by Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.à.r.l., the U.S. operating subsidiary (Warner Chilcott (US), Inc.) and the Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.). Interest payments on the Notes are due semi-annually in arrears on each February 1 and August 1. Proceeds from the issuance of the Notes, net of issuance expenses, were $572,768 and were used to fund a portion of the Acquisition of Warner Chilcott PLC. The note issuance costs are being amortized to interest expense over the ten-year term of the Notes using the effective interest method. The Notes are unsecured senior subordinated obligations of Warner Chilcott Corporation, are guaranteed on an unsecured senior subordinated basis by Warner Chilcott Holdings Company III, Limited and rank junior to all existing and future senior indebtedness, including indebtedness under the senior secured credit facility.

All or some of the Notes may be redeemed at any time prior to February 1, 2010 at a redemption price equal to par plus a “make-whole” premium. On or after February 1, 2010, Warner Chilcott Holdings Company III, Limited may redeem all or some of the Notes at redemption prices declining from 104.38% of the principal amount to 100.00% on or after February 1, 2013. In addition, Warner Chilcott Holdings Company III, Limited may, at its option, at any time prior to February 1, 2008 redeem up to 35.00% of the aggregate principal amount of the Notes with the net cash proceeds of one or more equity offerings at a redemption price of 108.75% of the principal amount. If Warner Chilcott Holdings Company III, Limited or Warner Chilcott Corporation were to undergo a change of control, each Note holder would have the right to require Warner Chilcott Corporation to repurchase the Notes at a purchase price equal to 101.00% of the principal amount. The Note indenture contains restrictive covenants that, among other things, limit the ability of Warner Chilcott Holdings Company III, Limited and its subsidiaries to incur or guarantee additional debt or redeem or repurchase capital stock and restrict the payment of dividends or distributions on such capital stock. In addition, Warner Chilcott Holdings Company III, Limited agreed to register the Notes by filing an S-4 Registration Statement with the SEC and having the registration statement declared effective on or before December 14, 2005. On April 20, 2006, Warner Chilcott Holdings Company III, Limited filed an S-4 Registration Statement covering the registration of an aggregate principal amount of $600,000 of new 8 3/4% Senior

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Subordinated Notes due 2015 of Warner Chilcott Corporation that may be exchanged for the Notes. The new notes have substantially identical terms as the Notes. The Registration Statement also covers the resale of the registered notes by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. and their affiliates that are affiliates of the registrant in market making transactions. On April 21, 2006 the S-4 Registration Statement was declared effective by the SEC. Due to delays in having the S-4 Registration Statement declared effective, Warner Chilcott Corporation incurred penalty interest on the Senior Subordinated Notes beginning on December 15, 2005. As of April 21, 2006 the interest rate on the Senior Subordinated Notes reverted to the stated 8 3/4% rate. On May 24, 2006, Warner Chilcott Corporation announced the successful completion of the offer to exchange the notes for new 8 3/4% Senior Subordinated Notes due 2015.

Components of Indebtedness

As of June 30, 2006, Warner Chilcott Holdings Company III, Limited’s funded debt included the following:

	Current Portion as of June 30, 2006	Long-Term Portion as of June 30, 2006	Total Outstanding as of June 30, 2006
Revolving credit loan	$—	$—	$—
Term loans	16,400	1,605,500	1,621,900
Senior Subordinated Notes	—	600,000	600,000

Total	$16,400	$2,205,500	$2,221,900

As of June 30, 2006, mandatory repayments of long-term debt in the remainder of 2006 and each of the five years ended December 31, 2007 through 2011 and thereafter were as follows:

Year Ending December 31,	Aggregate Maturities
2006	$8,200
2007	16,400
2008	16,400
2009	16,400
2010	16,400
2011	12,300
Thereafter	2,135,800

Total long-term debt	$2,221,900

The carrying amount reported for long-term debt, other than the senior subordinated notes, approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the senior subordinated notes ($606,000) represents the market value of the notes on June 30, 2006.

10. Shareholders’ Equity

The Company has two classes of common shares; (1) Class A, par value $0.01 per share, with 117,380,000 shares authorized and 93,287,355 shares issued and 93,203,492 shares outstanding as

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

of June 30, 2006 and (2) Class L, par value $0.01 per share, with 12,820,000 shares authorized and 10,671,502 shares issued and 10,669,441 shares outstanding as of June 30, 2006. Upon a change of control or initial public offering relating to the Company, each Class L share is convertible into one Class A share plus an additional number of Class A shares determined by dividing (i) $74.52 plus an amount sufficient to generate an internal rate of return on each Class L share equal to 10% annually (compounded quarterly) at the date of conversion by (ii) in connection with an initial public offering conversion, the initial public offering Class A share price or, in the case of a change of control, the adjusted market value of each Class A share as set forth in the Company’s bye-laws.

All holders of Class A and Class L common shares vote together as a single class on an as-converted basis. Class L common stock has preferential distribution rights over Class A common stock whereby Class L stockholders are entitled to receive an amount equal to the value of the initial investment in Class L stock plus an amount sufficient to generate an internal rate of return equal to 10% annually (compounded quarterly), prior to Class A stockholders receiving any Company distributions. As of June 30, 2006, the Class L preferential distribution rights (the sum of the initial investment, vesting of strip rights and rate of return) totaled $917,718. After the Class L internal rate of return rights are satisfied, the Class A and Class L stockholders participate in the earnings of the Company on a pro rata basis determined using the number of shares then outstanding.

The items impacting shareholders’ equity in the period from December 31, 2005 to June 30, 2006 follow:

Balance as of December 31, 2005	$332,510
Net (loss)	(63,962)
Stock-based compensation expense	961
Settlement of stock-based compensation	(315)
Unrealized gain on interest rate swaps	3,430
Foreign currency translation	827

Balance June 30, 2006	$273,451

The addition to shareholders’ equity from stock-based compensation represents the amount of expense recognized by the Company in respect of stock and option grants under the 2005 Equity Incentive Plans in accordance with SFAS 123R, “Accounting for Stock Compensation.”

The interest rate swaps (see Note 9) effectively convert a portion of the variable rate debt under the senior secured credit facility to fixed rates. For the six months ended June 30, 2006, a gain of $3,430, related to these derivative instruments designated as cash flow hedges, including those that will become effective at a future date, was recorded in other comprehensive income (net of tax) with an offsetting amount included in other non-current assets.

11. Preferred Stock in Subsidiary

On October 27, 2004, a company formed by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”) reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and, following a series of transactions, the Company acquired 100% of the share capital of Warner Chilcott PLC.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of the Company’s management, indirectly funded equity contributions of $1,282,851 to the Company and certain of its subsidiaries. The Company’s initial equity of $880,029 was funded with contributions to purchase Class A and Class L common shares of the Company. The Company’s wholly-owned subsidiary, Warner Chilcott Holdings Company II, Limited’s initial equity of $402,822 was funded through issuance of preferred stock. Each share of Warner Chilcott Holdings Company II, Limited preferred shares has a liquidation preference of $1,000 plus a cumulative accretion on the stock at a rate of 8% per annum, compounded quarterly. Warner Chilcott Holdings Company II, Limited may at any time (and in connection with an initial public offering of the Company generating sufficient proceeds, is required to) redeem the preferred stock at the then current liquidation preference which is described above.

Warner Chilcott Holdings Company II, Limited has preferred stock, par value $0.01 per share, with 600,000 shares authorized and 404,439 shares issued and 404,361 shares outstanding as of June 30, 2006.

The items impacting preferred stock in subsidiary in the period from December 31, 2005 to June 30, 2006 follow:

Balance as of December 31, 2005	$435,925
Liquidation value of portion of equity strip grants	64
Accretion on preferred stock	17,706

Balance June 30, 2006	$453,695

As of June 30, 2006, the outstanding preferred shares of Warner Chilcott Holdings Company II, Limited have a liquidation preference and redemption value of $453,695. Such amount has been classified as preferred stock in subsidiary in the accompanying condensed consolidated balance sheet of the Company. Preferred stock accretion on Warner Chilcott Holdings Company II, Limited’s shares were $17,706 and $14,636 for the six months ended June 30, 2006 and 2005, respectively ($49,239 cumulative accretion over the life of the preferred shares). These amounts have been expensed in the condensed consolidated statements of operations of the Company.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

12. Commitments and Contingencies

Purchase Commitments

The Company has contingent purchase obligations in connection with two products acquired in 2003 (Estrostep and femhrt), which are contingent on the products maintaining market exclusivity through the expiration dates of certain patents. Payments related to these products totaled $14,400 in the six months ended June 30, 2006. Assuming that the products maintain market exclusivity for the remaining duration of the patents, the Company would make additional payments of:

Year	Amount
2006	$14,400
2007	24,000
2008	11,600
2009	11,600
2010	2,900

Total	$64,500

The Company has non-cancelable commitments under minimum purchase requirements with multiple suppliers, which aggregate $40,568. The Company’s aggregate remaining purchase commitments as of June 30, 2006 were approximately:

Year	Amount
2006	$7,041
2007	13,767
2008	12,507
2009	7,253
2010	—

The Company also has outstanding non-cancelable purchase commitments for raw materials with multiple suppliers totaling $39,310, which are payable within one year.

Dovonex and Taclonex Commitments

The Company acquired Bristol-Myers’ rights to Dovonex and related inventory on January 1, 2006 for a purchase price of $205,176 plus a 5% royalty on net sales of Dovonex through 2007. Under the LEO license and supply agreement, the Company will pay LEO a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent of Dovonex is introduced.

Under the terms of the Taclonex license and supply agreement, the Company will pay LEO a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement).

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Product Development Agreements with LEO

In September 2005, the Company entered into agreements with LEO under which the Company acquired the rights to certain products under development. LEO also granted the Company a right of first refusal and last offer for U.S. sales and marketing rights to dermatology products developed by LEO through 2010. Under the product development agreement the Company may make payments to LEO upon the achievement of various developmental milestones that could aggregate up to $150,000. In addition, we have agreed to pay a supply fee and royalties to LEO on the net sales of those products. The Company may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

On January 21, 2006, the Company entered into an agreement with LEO to acquire an option to purchase certain rights with respect to a topical dermatology product in development. The Company paid $3,000 for the option upon signing (which was recorded as research and development expense in the six months ended June 30, 2006) and will pay an additional $3,000 upon completion of development milestones. The purchase price for the product will be negotiated by LEO and the Company if the option is exercised.

Leases

The Company leases land, buildings, computer equipment and motor vehicles under operating and capital leases. The Company’s remaining commitments under the non-cancelable portion of all leases for the remainder of 2006 and next five years and thereafter as of June 30, 2006 are approximately:

2006	$2,563
2007	1,458
2008	1,478
2009	1,543
2010	690
2011	81
Thereafter	112

Lease and rental expenses included in selling, general and administrative expenses totaled $2,870 and $2,136 in the six months ended June 30, 2006 and 2005, respectively.

13. Legal Proceedings

The Company is involved in various legal proceedings of a nature considered normal to its business, including product liability and other litigation. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable. The Company self-insures for liability not covered by product liability insurance based on estimates of potential product liability claims developed in consultation with its insurance consultants and outside legal counsel.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

The Company’s most significant legal proceedings are described below:

Hormone Therapy Product Liability Litigation

Approximately 530 product liability suits have been filed against the Company related to our hormone therapy (“HT”) products, femhrt, Estrace, Estrace Cream and medroxyprogesterone acetate. The cases are in the early stages of litigation and the Company is in the process of analyzing and conducting investigations of the individual complaints.

The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. The estrogen used in this trial was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro, a Wyeth product used by more than six million women (at the inception of the trial) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to the estrogen and progestogen therapy. Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 75% of the complaints filed against the Company do not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. The Company has sought the dismissal of lawsuits that, after further investigation, do not involve any of our products. The Company has successfully reduced the number of HT suits we will have to defend. Of the approximately 530 suits that were filed, 309 have been dismissed and 66 involving Estrace have been successfully tendered to Bristol-Myers’s defense counsel pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired Estrace. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified the Company for product liability exposure associated with Estrace products that were shipped prior to July 2001. The Company has forwarded agreed upon dismissal motions in another 24 cases to plaintiffs’ counsel.

The Company maintains product liability insurance coverage for claims in excess of $10 million and up to $30 million. This Company is self-insured for liability in excess of $30 million and up to $40 million, and has insurance coverage for liability from $40 million to $50 million, has coinsurance for amounts from $50 million to $100 million (split 75% self-insured and 25% covered by the insurance carrier), above which the Company is self-insured. The insurance may not apply to damages or defense costs related to any claim arising out of HT products with labeling that does not conform completely with FDA hormone replacement therapy communications to manufacturers of HT products. Labeling changes for Estrace Tablets that conform to such communications are currently pending before the FDA. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss, if any, to us relating to these proceedings is not possible at this time.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35

In March 2004, for $1.0 million, Barr granted the Company an option to acquire a five-year exclusive license under an abbreviated new drug application (“ANDA”) owned by a unit of Barr for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, the Company exercised this option for an additional payment of $19.0 million. At that time, the Company entered into a finished product supply agreement under which Barr agreed to provide the Company with its requirements for finished Ovcon products throughout the term of the license. Barr is the Company’s sole source of supply for this product.

On November 7, 2005, the FTC and 21 states plus the District of Columbia filed suit against the Company and Barr in the U.S. District Court for the District of Columbia. An additional 13 states subsequently joined the suit. The FTC suit alleges that the Company’s agreements with Barr relating to Ovcon 35 (the “Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the state plaintiffs alleges that the Ovcon Agreements violate Section 1 of the Sherman Act and various state antitrust and consumer protection statutes. The state plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees. At the scheduling conference on April 4, 2006 the Court ruled that unless plaintiffs and defendants agreed that there were no material facts at issue, no party may file a motion for summary judgment until the Court sets a briefing schedule at the conference scheduled for January 5, 2007. On May 25, 2006 the state plaintiffs filed a motion for leave to file a per se motion for summary judgment. Defendants filed a response in opposition on June 8, 2006. The state plaintiffs filed a reply on June 20, 2006. The motion is fully briefed and is pending before the Court.

Eight direct purchaser lawsuits have been filed against the Company and Barr in the U.S. District Court for the District of Columbia. The direct purchaser plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. All of the direct purchaser plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees. Six of the lawsuits are class actions. The remaining two suits are brought on behalf of individual direct purchasers. On April 14, 2006 the six direct purchaser class action plaintiffs jointly filed an amended consolidated class action complaint and dismissed their complaints in the remaining five cases. On July 14, 2006 the direct purchaser class action plaintiffs filed a motion for class certification. The motion seeks to certify a class of direct purchaser plaintiffs consisting of all persons and entities in the United States “who purchased Ovcon 35 directly from Defendants or their subsidiaries at any time from April 22, 2004, through the present and continuing until the effects of Defendants’ anticompetitive conduct have ceased . . . .” Defendants intend to oppose the motion.

One third-party-payor class action lawsuit has been filed against us and Barr in the U.S. District Court for the District of Columbia. The third-party-payor plaintiffs allege in their first amended complaint that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The third-party-payor plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees. On April 14, 2006 the third-party-payor plaintiffs filed a second amended class action complaint. In

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

response to defendants’ previous motion to dismiss, the third-party-payor plaintiffs dropped antitrust claims in two states and consumer protection claims in forty-seven states and the District of Columbia. On May 3, 2006 defendants moved to partially dismiss the third-party-payor plaintiffs’ claims. In particular, defendants moved to dismiss plaintiffs’ claims brought under the laws of twenty-one states and the District of Columbia, unjust enrichment law, and all claims brought by plaintiff United Food. The third-party-payor plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court. On July 28, 2006 the third-party-payor plaintiffs filed a motion for class certification seeking to certify a class of “[a]ll Third Party Payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 at any time from April 22, 2004, through the present and continuing until the effects of Defendants’ anticompetitive conduct have ceased . . . .” Defendants intend to oppose the motion.

On March 6, 2006, a personal use consumer plaintiff filed a class action lawsuit against us and Barr in the U.S. District Court for the District of Columbia. The consumer plaintiff alleges in her original complaint that the Ovcon Agreements violate Sections 1 and 2 of the Sherman Act, the antitrust and/or consumer protection laws of eighteen states and the unjust enrichment laws of fifty states. On April 19, 2006 the consumer plaintiff filed an amended class action complaint. The amended complaint dropped claims in four states and added an additional named plaintiff. The consumer plaintiffs seek treble damages, injunctive relief, restitution, disgorgement, and costs, including attorney’s fees. On May 5, 2006 defendants moved to partially dismiss the consumer plaintiffs’ claims. In particular, we moved to dismiss the consumer plaintiffs’ claims brought under the laws of twelve states, N.Y. Gen. Bus. Law §§ 349, et seq., and unjust enrichment law. The consumer plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court. On July 28, 2006 the consumer plaintiffs filed a motion for class certification seeking to certify three classes: (1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief under the Sherman Act; (2) all persons who purchased Ovcon 35 for personal use in any of the Indirect Purchaser States; and (3) all persons who purchased Ovcon 35 for personal use in any of the fifty states. Defendants intend to oppose the motion.

The Company is contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated by the Company. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time. Notwithstanding the Company’s belief that an unfavorable outcome is unlikely, if the plaintiffs in these private lawsuits are ultimately successful, the Company may be required to pay damages which could have an adverse impact on the Company’s results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect the Company’s profits and cash flows by, for example, making it more difficult for the Company to obtain a supply of Ovcon or facilitating generic competition for this product.

Patent Matters

On March 27, 2006, the Company filed suit against Berlex and Schering in the U.S. District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing the Company’s U.S. Patent No. 5,552,394 in connection with the marketing and sale of Yaz®. The Company is seeking treble damages, costs and a permanent injunction against Berlex and Schering. The patent covers the Company’s Loestrin 24 Fe oral contraceptive, which was approved by the FDA on February 17, 2006. The Company cannot provide any assurance as to when the case will be decided or whether the court will find that the Company’s patent is being infringed by Berlex and Schering.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

In June, 2006, the Company was notified that Watson Laboratories, Inc. had submitted an ANDA under the Hatch-Waxman Act seeking permission to market a generic version of Loestrin 24 Fe prior to the expiration of the Company’s U.S. Patent No. 5,552,394 (the “ ‘394 Patent”). On July 28, 2006 the Company filed a lawsuit against Watson Laboratories, Inc. and Watson Pharmaceuticals, Inc. (collectively, “Watson”) for infringement of the ‘394 Patent. The Company is seeking a ruling that Watson’s ANDA and ANDA product infringe the ‘394 Patent and that its ANDA should not be approved before the expiration of the patent. The Company cannot provide any assurance as to when the case will be decided or whether the court will find that the Company’s patent is being infringed by Watson.

On or about June 27, 2006, LEO received notice of a Paragraph IV certification from Hi-Tech Pharmacal Co., Inc. (“Hi-Tech”) regarding LEO’s Dovonex 0.005% Calcipotriene Solution which is covered by LEO’s U.S. Patent No. 5,763,426 (the “ ‘426 Patent”). Dovonex Calcipotriene Solution is marketed and sold in the United States by the Company pursuant to a license agreement with LEO. The Hi-Tech certification letter sets forth allegations of non-infringement and invalidity of the ‘426 patent. On or about July 24, LEO also received notice of a Paragraph IV certification from Altana Pharma (“Altana”) regarding LEO’s Dovonex 0.005% Calcipotriene Solution. The Altana certification letter sets forth allegations of non-infringement of the ‘426 patent. The Company and LEO do not intend to bring an infringement action against Hi-Tech or Altana with respect to these certification letters at this time. If Hi-Tech or Altana is successful in obtaining FDA approval for a generic version of Dovonex 0.005% Calcipotriene Solution they could market and sell the product as early as January 2008.

General Matters

The Company is involved in various legal proceedings of a nature considered normal to its business, including product liability and other litigation and contingencies. The Company records reserves related to these legal matters when it concludes that losses related to such litigation or contingencies are both probable and reasonably estimable. The Company self insures for liability not covered by product liability insurance based on an estimate of potential product liability claims. The Company develops such estimates in consultation with its insurance consultants and outside legal counsel.

14. Income Taxes

The Company operates in five primary tax jurisdictions; the United Kingdom, the United States, the Republic of Ireland, Bermuda and Puerto Rico. The difference between the statutory and effective tax rates for the six months ended June 30, 2006 is predominantly due to the mix of taxable income among the various tax jurisdictions, a valuation allowance offsetting certain state loss benefits and other U.S. permanent items which result in recording a tax provision on a book loss. The effective income tax rate for interim reporting periods is volatile due to changes in income mix among the various tax jurisdictions in which we operate.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

15. Segment Information

The Company’s business consists of one operating segment for internal financial reporting purposes. Following is selected information for the six months ended June 30, 2006 and 2005:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Revenue by country of origin:
United States	$343,531	$224,266
All other countries	9,900	23,506

Total revenue	$353,431	$247,772

Revenue breakdown:
Net sales:
Ovcon	$47,188	$43,777
Estrostep	53,441	38,572
Loestrin 24 Fe	7,593	—
Estrace cream	32,690	24,130
Femhrt	26,571	30,472
Femring	5,072	5,043
Estrace tablets	3,666	6,444
Femtrace	1,100	—
Doryx	50,686	40,893
Dovonex	73,732	—
Taclonex	17,996	—
Sarafem	19,926	23,474
Duricef and Moisturel	1,402	9,112
Other products	2,960	3,495
Contract manufacturing product sales	9,408	11,427

Total net sales	353,431	236,839

Other revenue:
Co-promotion revenue (Dovonex)	—	10,933

Total revenue	$353,431	$247,772

	As of June 30, 2006	As of December 31, 2005
Fixed assets:
United States	$11,487	$6,658
Puerto Rico	15,302	13,391
United Kingdom/Rep. Of Ireland	17,154	17,053

Total	$43,943	$37,102

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

16. Concentration of Credit Risk, Reliance on Significant Suppliers and Reliance on Major Products

The Company distributes its pharmaceutical products through wholesalers and distributors, and directly to certain national retail drug and grocery store chains and selected mass merchants. The Company considers there to be a concentration risk for all customers that represent 10% or more of the Company’s total sales. Gross accounts receivable from McKesson Corporation as of June 30, 2006 and December 31, 2005 totaled $28,445 and $17,635, respectively. As of June 30, 2006 and December 31, 2005, gross accounts receivable from Cardinal Health, Inc. totaled $22,914 and $7,761, respectively. As of June 30, 2006 and December 31, 2005, gross accounts receivable from AmerisourceBergen Corporation totaled $6,374 and $10,103, respectively. As of June 30, 2006 and December 31, 2005, gross accounts receivable from CVS totaled $7,118 and $4,759, respectively.

The following table shows significant customer sales as a percentage of total revenues:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
McKesson	32%	28%
Cardinal	27%	14%
AmerisourceBergen	12%	18%
CVS	11%	10%

In the event that a significant supplier suffers an event that causes it to be unable to manufacture the Company’s product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on the business of the Company. The following table shows revenue generated from product provided by significant suppliers as a percentage of total revenues.

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
LEO	26%	0%
Barr	22%	12%
Faulding	14%	17%
Bristol-Myers	0%	34%

Net sales of the following pharmaceutical products accounted for more than 10% of total revenues:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Dovonex	21%	4%
Estrostep	15%	16%
Doryx	14%	17%
Ovcon 35 and 50	13%	18%
Estrace Cream	9%	10%
femhrt	8%	12%

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

17. Comprehensive Income

SFAS 130, “Reporting Comprehensive Income”, requires foreign currency translation adjustments and certain other items, which were reported separately in stockholder’s equity to be included in other comprehensive (loss). The components of accumulated other comprehensive income (loss) for the Company consists of foreign currency translation adjustments and unrealized gains or losses on interest rate swap contracts. Comprehensive (loss) for the six months ended June 30, 2006 and 2005 was $(59,705) and $(420,829), respectively.

The components of accumulated other comprehensive income (loss) include:

	As of June 30, 2006	As of December 31, 2005
Cumulative Translation Adjustment	$(165)	$(992)
Unrealized gain on interest rate swaps (net of tax of $175 and $105)	8,587	5,157

	$8,422	$4,165

18. Subsequent Events

Contract Amendment

Effective July 1, 2006, the Company amended its contract manufacturing agreement with Pfizer Inc. (“Pfizer”) under which the Company manufactures Dilantin. The amended agreement will terminate on June 30, 2009 (the “Initial Term”), subject to Pfizer’s option to extend the agreement for up to two additional 12 month terms. Pfizer may cause the Company to discontinue packaging upon 90 days prior notice and, following such a discontinuation, would be entitled to a pro rata refund of any prepaid packing fees. Pfizer will pay the Company mutually agreed upon standard manufacturing costs associated with Dilantin production plus agreed manufacturing and packaging fees.

Share-Based Equity Compensation

On August 18, 2006 the board of directors of the Company agreed to grant additional equity-based incentives to the Company’s employees and to change the vesting criteria with respect to the ROC restricted shares described below.

The additional equity-based incentives will include: (i) grants of 892,638 common shares of the Company to certain members of senior management which will be fully vested on the date of grant and (ii) grants of restricted common shares and options to purchase common shares of the Company to employees, which will vest over four years. The grants will be made under the Company’s 2005 Equity Incentive Plan, as amended and will occur at the time of the initial public offering.

During 2005 the Company granted 1,642,441 restricted common shares to employees that were to vest based on certain investors in the Company obtaining a return on their investments of more than 250% (the “ROC restricted shares”). The ROC restricted shares will become fully vested at the time of the initial public offering. This modification will result in the acceleration of the unamortized compensation expense.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—Unaudited—(Continued)

(All amounts in thousands except share amounts, per share amounts or unless otherwise noted)

Assuming an initial public offering price of $15.00 per share, the Company will record compensation expense of approximately $27,340 with respect to the above grants and the accelerated vesting of the ROC restricted shares under SFAS 123R over the applicable vesting period, of which approximately $14,682 will be recorded upon the completion of the initial public offering.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Warner Chilcott Holdings Company, Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, Shareholders’ equity, comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Warner Chilcott Holdings Company, Limited and its subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Warner Chilcott PLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, Shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Warner Chilcott PLC and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the three month period ended December 31, 2004 and for the two years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, in the sub-paragraph Restatement, the consolidated financial statements for the three-month period ended December 31, 2004 have been restated.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP Belfast Northern Ireland

July 15, 2005 (except for Note 2, as to which the date is March 28, 2006)

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands except share amounts)

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$11,502	$229,565
Accounts receivable, net	29,765	37,351
Inventories	31,398	26,620
Deferred income taxes	27,077	—
Prepaid income taxes	3,132	—
Prepaid expense and other current assets	16,691	12,964

Total current assets	119,565	306,500

Property, plant and equipment	37,102	33,822
Intangible assets, net	1,519,847	904,808
Goodwill	1,260,777	194,113
Other non-current assets	80,924	15,000

Total assets	$3,018,215	$1,454,243

LIABILITIES
Current liabilities:
Accounts payable	$17,629	$20,630
Accrued expenses and other current liabilities	114,054	115,686
Current portion of long-term debt	14,000	101,849
Accrued income taxes	—	18,106

Total current liabilities	145,683	256,271

Other liabilities:
Long-term debt, excluding current portion	1,975,500	90,350
Deferred income taxes	126,475	791
Other non-current liabilities	2,122	2,744

Total liabilities	2,249,780	350,156

Commitments and contingencies (see Note 14)

Preferred Stock in subsidiary (at liquidation preference and redemption value)	435,925	—

SHAREHOLDERS’ EQUITY
Class A Common Stock, par value $0.01 per share; 117,380,000 shares authorized; 93,287,355 shares issued and outstanding	933	—
Class L Common Stock, par value $0.01 per share; 12,820,000 shares authorized; 10,671,502 shares issued and outstanding (aggregate liquidation preference of $873,498)	107	—
Ordinary shares, par value 0.10 British pounds per share; 250,000,000 authorized, 187,502,161 issued and outstanding at December 31, 2004	—	30,441
Additional paid-in capital	883,951	697,944
Retained (deficit) earnings	(556,646)	388,236
Treasury stock	—	(54,603)
Accumulated other comprehensive income	4,165	42,069

Total Shareholders’ equity	332,510	1,104,087

Total liabilities and Shareholders’ equity	$3,018,215	$1,454,243

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands except per share amounts)

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
REVENUE:
Net sales	$494,329	$130,713	$482,395	$364,640
Other revenue	20,924	6,180	7,853	524

Total revenue	515,253	136,893	490,248	365,164

COSTS, EXPENSES AND OTHER:
Cost of sales (excludes amortization and impairment of intangible assets)	95,224	34,529	53,488	42,042
Selling, general and administrative	162,670	41,463	146,205	124,786
Research and development	58,636	4,608	26,558	24,874
Amortization of intangible assets	233,473	21,636	52,374	38,106
Impairment of intangible assets	38,876	—	—	—
Acquired in-process research and development	280,700	—	—	—
Transaction costs	35,975	50,973	—	—
Interest (income)	(1,459)	(650)	(1,772)	(3,140)
Interest expense	149,393	1,864	11,028	10,826
Accretion on preferred stock of subsidiary	31,533	—	—	—

(LOSS) / INCOME BEFORE TAXES	(569,768)	(17,530)	202,367	127,670
(Benefit) / provision for income taxes	(13,122)	11,558	59,390	41,380

(LOSS) / INCOME FROM CONTINUING OPERATIONS	(556,646)	(29,088)	142,977	86,290

DISCONTINUED OPERATIONS
Income from discontinued operations (net of tax charge of $1,426 in 2004 and $4,228 in 2003)	—	—	3,333	9,865
Gain on disposal of discontinued operations (net of tax charge of $11,806)	—	—	5,378	—

NET (LOSS) / INCOME	(556,646)	$(29,088)	$151,688	$96,155

Preferential distribution to Class L common shareholders	78,257

Net (Loss) attributable to Class A common shareholders	$(634,903)

Earnings (Loss) Per Share(1):
Class A—Basic	$(7.19)	n.m.	n.m.	n.m.
Class A—Diluted	$(7.19)	n.m.	n.m.	n.m.

Pro Forma Class A—Basic (unaudited)	$(3.28)

Class L—Basic	$7.35	n.m.	n.m.	n.m.
Class L—Diluted	$7.34	n.m.	n.m.	n.m.

(1)	Shares of the predecessor were repurchased during the acquisition making EPS in prior years a non-comparable number.

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All amounts in thousands except share amounts)

	Number of Ordinary Shares	Number of Equivalent ADSs (Representing Four Ordinary Shares)	Share Capital	Additional Paid-in Capital	Retained Earnings (deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total
PREDECESSOR:

Balance as of September 30, 2002	187,805,263	46,951,316	$29,981	$677,417	$191,806	$(23,893)	$33,696	$909,007
Net Income	—	—	—	—	96,155	—	—	96,155
Dividends Declared	—	—	—	—	(9,241)	—	—	(9,241)
Shares Issued	404,632	101,158	65	470	—	—	—	535
Cumulative Translation Adj’s	—	—	—	—	—	—	1,773	1,773
Treasury Stock Disposals	—	—	—	(255)	—	255	—	—
Stock Compensation	—	—	—	(1,301)	—	—	—	(1,301)
Stock Option Tax Benefit	—	—	—	197	—	—	—	197

Balance as of September 30, 2003	188,209,895	47,052,474	30,046	676,528	278,720	(23,638)	35,469	997,125

Net Income	—	—	—	—	151,688	—	—	151,688
Dividends Declared	—	—	—	—	(13,084)	—	—	(13,084)
Shares Issued	1,879,808	469,952	357	12,591	—	—	—	12,948
Shares Repurchased	(2,790,000)	(697,500)	—	—	—	(31,720)	—	(31,720)
Cumulative Translation Adj’s	—	—	—	—	—	—	5,172	5,172
Treasury Stock Disposals	—	—	—	(755)	—	755	—	—
Stock Compensation	—	—	—	2,220	—	—	—	2,220
Stock Option Tax Benefit	—	—	—	2,291	—	—	—	2,291

Balance as of September 30, 2004	187,299,703	46,824,926	30,403	692,875	417,324	(54,603)	40,641	1,126,640

Net Loss—Restated	—	—	—	—	(29,088)	—	—	(29,088)
Shares Issued	202,458	50,614	38	2,414	—	—	—	2,452
Cumulative Translation Adjustments	—	—	—	—	—	—	1,428	1,428
Stock Compensation	—	—	—	2,655	—	—	—	2,655

Balance as of December 31, 2004—Restated	187,502,161	46,875,540	$30,441	$697,944	$388,236	$(54,603)	$42,069	$1,104,087

	Number of Class A Shares	Number of Class L Shares	Class A Common Stock	Class L Common Stock	Additional Paid-in Capital	Accumulated deficit	Accumulated Other Comprehensive Income	Total
SUCCESSOR:
Initial Funding From Shareholders	88,002,920	10,628,372	$880	$107	$879,042	$—	$—	$880,029
Net Loss	—	—	—	—	—	(556,646)	—	(556,646)
Other Comprehensive income	—	—	—	—	—	—	4,165	4,165
Stock Compensation	5,284,435	43,130	53	—	4,909	—	—	4,962

Balance as of December 31, 2005	93,287,355	10,671,502	$933	$107	$883,951	$(556,646)	$4,165	$332,510

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
Net (Loss) / Income	$(556,646)	$(29,088)	$151,688	$96,155
Other comprehensive income:
Cumulative translation adjustment	(992)	1,428	5,172	1,773
Unrealized gain on interest rate swaps (net of tax of $105)	5,157	—	—	—

Total other comprehensive income	4,165	1,428	5,172	1,773

Comprehensive (Loss) / Income	$(552,481)	$(27,660)	$156,860	$97,928

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) / income	$(556,646)	$(29,088)*	$151,688	$96,155
Adjustments to reconcile net (loss) / income to net cash (used in) provided by operating activities:
Depreciation	3,097	1,019	3,566	6,844
Amortization of intangibles	233,473	21,636	52,551	38,375
Impairment of intangibles	38,876	—	—	—
(Gain) / loss on sale of assets	—	—	(427)	240
(Gain) on sale of business	—	—	(17,184)	—
Acquired in-process research & development	280,700	—	—	—
Amortization of government grants	—	(82)	(684)	(1,135)
Deferred income taxes	(48,606)	4,134	2,261	14,350
Amortization of debt finance costs	10,364	498	334	151
Stock compensation expense	6,532	2,655	2,220	(1,301)
Accretion on preferred stock of subsidiary	31,533	—	—	—
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable, prepaid and other assets	(3,038)	8,375	(19,315)	(7,584)
Decrease / (increase) in inventories	13,727	4,701	(1,648)	(5,906)
(Decrease) / increase in accounts payable, accrued expenses and other liabilities	(11,561)	51,135	(5,245)	24,851
(Decrease) / increase in income taxes and other, net	(20,867)	(17,293)*	6,840	126

Net cash (used in) / provided by operating activities	(22,416)	47,690	174,957	165,166

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(28,800)	(7,200)	(45,868)	(664,229)
Purchase of business, net of cash acquired	(2,922,555)	—	—	—
Proceeds from sale of intangible assets	—	—	45,000	—
Proceeds from sale of fixed assets	48	—	—	40
Capital expenditures	(8,339)	(650)	(10,079)	(6,164)
Proceeds from sale of business (net of costs)	—	—	114,436	(324)

Net cash (used in) / provided by investing activities	(2,959,646)	(7,850)	103,489	(670,677)

CASH FLOWS FROM FINANCING ACTIVITIES:
Term borrowings under bank senior secured credit facility	1,400,000	—	—	—
Proceeds from issuance of senior subordinated notes	600,000	—	—	—
Term repayments under bank senior secured credit facility	(10,500)	—	—	—
Repayments on predecessor long-term debt	(195,000)	—	—	—
Loans repaid	—	—	(46,377)	(2,925)
Other borrowings	101,708	—	—	293,669
Borrowings repaid—other	(101,708)	—	(104,523)	—
Proceeds from share capital issue, net of expenses	880,029	2,452	12,948	535
Proceeds from issuance of preferred stock in subsidiary	402,822	—	—	—
Payments for debt finance costs	(83,624)	—	—	—
Purchase of treasury stock	—	—	(31,720)	—
Cash dividends paid	—	—	(13,084)	(9,241)
Other	(163)	151	162	116

Net cash provided by / (used in) financing activities	2,993,564	2,603	(182,594)	282,154

Net increase / (decrease) in cash and cash equivalents	11,502	42,443	95,852	(223,357)
Cash and cash equivalents, beginning of period	—	186,251	89,073	313,012
Foreign exchange adjustment on cash and cash equivalents	—	871	1,326	(582)

Cash and cash equivalents, end of period	$11,502	$229,565	$186,251	$89,073

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest Paid	$111,918	$1,280	$9,134	$11,502
Income Taxes Paid	$33,304	$9,745	$66,222	$31,243

*	Restated—See Note 2 for description

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

1. The Company

Warner Chilcott Holdings Company, Limited is a Bermuda company, which together with its wholly-owned subsidiaries (collectively, “Warner Chilcott,” the “Company” or the “Successor”) has operations in Rockaway, New Jersey, Fajardo, Puerto Rico, the Republic of Ireland and Larne, Northern Ireland, United Kingdom (“UK”). These consolidated financial statements include the accounts of Warner Chilcott Holdings Company, Limited and all of its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s fiscal year ends on December 31. The Company is the direct parent of Warner Chilcott Holdings Company II, Limited, which is the direct parent of Warner Chilcott Holdings Company III, Limited.

The Company began commercial operations on January 5, 2005 (the “Acquisition Date”) when it acquired Warner Chilcott PLC (the “Acquisition”). These financial statements reflect the Acquisition as if the closing took place on January 1, 2005 and the results of operations during the period January 1, through January 4, 2005 were those of the Successor. The period included only two business days and the impact on the results of operations was not material.

The Company is a specialty pharmaceutical company that develops, manufactures, markets and sells branded prescription pharmaceutical products focused on two therapeutic categories: women’s healthcare and dermatology. Warner Chilcott’s portfolio of pharmaceutical products are promoted in the United States by the Company’s sales and marketing organization. The Company also distributes a product in Canada.

2. Summary of Significant Accounting Policies

Basis of Presentation and Fiscal Reporting Period

The consolidated financial statements presented for periods ended on or before December 31, 2004 include the accounts of Warner Chilcott PLC (the “Predecessor”) and all of its wholly-owned subsidiaries. The Predecessor operated with a September 30 fiscal year end. Management is responsible for the fair presentation of the financial statements.

Reclassifications

The Company has made certain reclassifications to prior period information to conform to current period presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. The consolidated financial information for both the Company and the Predecessor presented herein reflect all financial information that are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented. All intercompany transactions and balances have been eliminated in consolidation.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Foreign Currency

The Company has operations in the United States, Puerto Rico, UK and the Republic of Ireland. The results of our non-U.S. operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Translation adjustments are reflected in Shareholders’ equity and are included as a component of other comprehensive income.

Derivative Financial Instruments

The Company manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with SFAS Nos. 133, “Accounting for Derivative Instruments and Hedging Activities”, 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.

On the date on which the Company enters into a derivative contract, it designates the derivative as: (i) a hedge of the fair value of a recognized asset or liability (fair value hedge), (ii) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (iii) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (iv) a derivative instrument that is not designated for hedge accounting treatment. Changes in fair value of derivative financial instruments are recorded as adjustments to the assets or liabilities being hedged in the statement of operations or in comprehensive (loss) income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction represented and the effectiveness of the hedge. Changes in fair value for derivatives that do not qualify for hedge accounting would be recognized in current earnings.

Revenue Recognition

Revenue from product sales is recognized when title to the product transfers to the customer, generally free on board (“FOB”), destination. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, coupons, value-added tax and similar taxes and fee for service arrangements with certain distributors. Included in net sales are amounts earned under contract manufacturing agreements. Under these

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

agreements, the Company agreed to manufacture certain products for third parties for specified periods. Contract manufacturing sales were $24,524 in the year ended December 31, 2005, $11,369 in the quarter ended December 31, 2004 and $8,304 and $0 in the fiscal years ended September 30, 2004 and 2003, respectively.

Revenue under co-promotion agreements from the sale of products developed or owned by other companies, such as the Company’s arrangement with Bristol-Myers Squibb Company (“Bristol-Myers”) to co-promote Dovonex, is recorded as “Other revenue”, which is included in “Total revenue.” Co-promotion revenue is based on a percentage of the co-promotion party’s net sales (as defined in the agreements) of the promoted product. There is no cost of goods sold associated with co-promotion revenue, and the selling and marketing expenses related to co-promotion revenue are included in selling, general and administrative expenses. Co-promotion revenue was $20,924 in the year ended December 31, 2005, $6,180 in the quarter ended December 31, 2004, and $7,800 and $0 in the fiscal years ended September 30, 2004 and 2003, respectively.

The Company establishes accruals for rebates, coupons, trade discounts, returns, value-added tax and similar taxes and fee for service arrangements with distributors in the same period that it recognizes the related sales. Accrued rebates include amounts due under Medicaid, managed care rebates and other commercial contractual rebates. The Company estimates accrued rebates based on a percentage of selling price determined from historical experience. Returns are accrued based on historical experience. These accruals reduce revenues and are included as a reduction of accounts receivable or as a component of accrued expenses. At December 31, 2005 and 2004 the accrued balances relative to these provisions included in accounts receivable were $27,269 and $24,679 (of which $23,662 and $20,777 relate to reserves for product returns), respectively. The accrued balances included in accrued liabilities were $9,924 and $7,927 as of December 31, 2005 and 2004, respectively.

Advertising and Promotional Costs

Costs associated with advertising and promotion of the Company’s products are expensed as incurred and are included in selling, general and administrative expenses. Advertising and promotion expenses totaled $41,053 in the year ended December 31, 2005, $8,710 in the quarter ended December 31, 2004, and $48,967 and $42,448 in the fiscal years ended September 30, 2004 and 2003, respectively.

Research and Development

Research and development costs are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval or when there is no alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Income Taxes

Income taxes are accounted for under SFAS No. 109 “Accounting for Income Taxes.” Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Litigation and Contingencies

The Company is subject to litigation and contingencies in the ordinary course of business. Additionally, the Company, in consultation with its counsel, assesses the need to record a liability for contingencies on a case by case basis in accordance with SFAS No. 5 “Accounting for Contingencies”. Accruals are recorded when the Company determines that a loss related to a matter is both probable and reasonably estimable, based on existing information. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. In addition to the case-by-case contingencies, the Company self insures for liability not covered by product liability insurance based on an estimate of potential product liability claims. The Company develops such estimates in conjunction with its insurance providers and outside counsel.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and money market accounts with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost of goods or market cost. Cost is determined based on a first-in, first-out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items, where appropriate.

Product samples are stated at cost and are included in prepaid expense and other current assets.

Property, Plant and Equipment

Fixed assets are valued at acquisition cost plus any direct expenses of acquisition. Property, plant and equipment acquired in the Acquisition were recorded at their estimated fair values as of the Acquisition Date. Property, plant and equipment are depreciated over their estimated useful lives, principally using the straight-line method. Interest incurred as part of the cost of constructing fixed assets is capitalized and amortized over the life of the asset. No depreciation is charged on land. The Company utilizes licensed software as part of the operating environment. The costs of licensing and implementing enterprise resource planning software are capitalized up to the point of implementation and then amortized over the estimated useful life of the software in accordance with SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The estimated useful lives used by the Company to calculate depreciation are (in years):

Buildings	20
Plant and machinery	10
Motor vehicles	4
Computer equipment and software	3 – 5
Furniture and fixtures	10

Intangible Assets and Goodwill

Net assets of companies acquired in purchase transactions are recorded at their fair value on the date of acquisition. As such, the historical cost basis of individual acquired assets and liabilities are adjusted to reflect their fair value. Identified intangibles, other than indefinite-lived intangible assets, are amortized on an accelerated or straight-line basis over the estimated useful life. This determination is made based on the specific asset and the timing of recoverability from future expected cash flows.

Goodwill represents the excess of acquisition costs over the fair value of the assets of businesses purchased. Goodwill is not amortized and is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment. This analysis is performed at the reporting unit level. The fair value of each reporting unit is compared with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, then the implied fair value of the reporting unit’s goodwill as defined in SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) is compared with the carrying amount of that goodwill. An impairment loss would be recorded if the carrying value of the reporting unit’s goodwill exceeds its implied fair value. The Company has one reporting unit and performed its annual impairment test in the fourth quarter of the year ended December 31, 2005.

Definite-lived intangible assets are evaluated for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). An impairment loss would be recognized if the carrying value of an intangible asset were not recoverable. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the asset. The Company’s intangible assets consist of trademarks, patents and other intellectual property and are amortized on either a straight-line or accelerated basis over estimated useful lives not to exceed 15 years. As of December 31, 2005, the weighted average amortization period of intangible assets was approximately 6 years. In addition, the Company has valued a trademark with an indefinite life which is not amortized; however, the carrying value would be adjusted if it were determined that the fair value had declined.

During the quarter ended December 31, 2005, the market performance of two of the Company’s non-core products, Sarafem and Duricef, deteriorated triggering the need for impairment review of the recoverability of the associated intangible assets. The Company’s promotional efforts for Sarafem in the first half of 2005 were unsuccessful in arresting the decline of the brand, which faced new competitors in the PMDD segment and, we believe, lost prescriptions to generic fluoxetine. In 2005, the Company substantially reduced its promotion of Sarafem. Duricef encountered generic competition in 2005, an event that had been anticipated, but the erosion of prescriptions to the generic versions was more rapid than had been expected. Based on these events, the Company developed undiscounted

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

cash flow forecasts for each of the products to evaluate the carrying value of the associated definite-lived intangible assets relative to their fair value. The Company estimated the fair value of the products using a discounted cash flow analysis. The fair value was compared to the carrying value and the differences were recorded as impairment charges for the quarter ended December 31, 2005 as follows:

	Net Book Value prior to Impairment	Impairment Charge	Ending Net Adjusted Book Value
Product
Sarafem	$39,186	$11,809	$27,377
Duricef	27,067	27,067	—

Total	$66,253	$38,876	$27,377

Deferred Loan Costs

Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the effective interest method over periods ranging from six to ten years. Amortization of these costs is included as a component of interest expense in the consolidated statements of operations and amounted to $10,364 in the year ended December 31, 2005. Deferred loan costs were $73,377 and $0 as of December 31, 2005 and December 31, 2004 and are included in other non-current assets in the consolidated balance sheet.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R. This Statement replaces SFAS No. 123, “Accounting for Stock Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” In the first quarter of 2005, the Company adopted SFAS No. 123R which requires that new, modified and unvested share-based compensation arrangements with employees, such as stock options and restricted stock grants, be measured at fair value and recognized as compensation expense over the vesting periods. All options under the Predecessor’s plans were settled in cash (approximately $70,000) effective on the Acquisition Date. Options issued and restricted shares granted by the Successor are accounted for under SFAS 123R. The Company adopted SFAS 123R, effective January 1, 2005 using the modified prospective method of transition. As of the adoption date, the Company had no unvested awards. The expense recognized under SFAS 123R was $6,532 for the year ended December 31, 2005.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The Predecessor accounted for employee stock options under the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations. Compensation costs were generally not recorded in the Predecessor’s net earnings for fixed award stock options as all options granted had an exercise price equal to the market value of the underlying shares on the date of grant. Had compensation expense been determined and recorded based on the fair-value recognition provisions of SFAS No. 123R, net income of the Predecessor for the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, would have been reduced to pro forma amounts shown below:

	Predecessor	Predecessor	Predecessor
	Pro Forma for the Quarter Ended December 31,	Pro Forma for the Fiscal Year Ended September 30,	Pro Forma for the Fiscal Year Ended September 30,
	2004	2004	2003
	(Restated)
Net (loss) / income, as reported	$(29,088)	$151,688	$96,155

Add:
Stock-based compensation expense / (benefit) recognized in period, net of tax	1,970	1,165	(671)
Subtract:
Pro forma stock-based compensation expense, net of tax	(1,032)	(5,441)	(4,314)

Pro forma net (loss) / income	$(28,150)	$147,412	$91,170

The Predecessor determined SFAS No. 123R pro forma compensation cost by using the Black-Scholes option pricing model. Following are the weighted average per share fair values for options issued during the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003, and the related assumptions used in the calculation of compensation cost under SFAS No. 123R:

	Predecessor	Predecessor	Predecessor
	Quarter Ended December 31,	Fiscal Year Ended September 30,	Fiscal Year Ended September 30,
	2004	2004	2003
Weighted average fair value per share on grant date	$6.54	$6.54	$10.93
Dividend yield	0.56%	0.56%	0.46%
Expected volatility	42.0%	42.0%	40.9%
Risk-free interest rate	2.70%	2.70%	3.10%
Expected term	4.65 years	4.65 years	4.65 years

Restatement

The Company has concluded that its consolidated financial statements for the quarter ended December 31, 2004 should be restated for an overstatement of the income tax provision of $15,000. During that quarter, the Company included an estimate in the income tax provision amounts for income taxes resulting from the taxable sale of assets between subsidiaries located in different tax

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

jurisdictions. The taxes due in the transferor’s jurisdiction are more appropriately recorded as prepaid tax assets, deferring the tax consequences of this inter-company transaction over the remaining life of the transferred assets. A summary of the financial statement line items affected by the restatement on the Company’s consolidated balance sheet and consolidated statement of operations and comprehensive loss is presented below.

Consolidated Balance Sheet:

	Predecessor	Predecessor
	December 31, 2004 (As previously reported)	December 31, 2004 (As Restated)
Other non-current assets	$—	$15,000
Total assets	$1,439,243	$1,454,243
Shareholders’ equity	$1,089,087	$1,104,087

Consolidated Statement of Operations and Other Comprehensive Loss:

	Predecessor	Predecessor
	For the Quarter Ended December 31, 2004 (As previously reported)	For the Quarter Ended December 31, 2004 (As Restated)
Provision for income taxes	$26,558	$11,558
Loss from continuing operations	$(44,088)	$(29,088)
Net Loss	$(44,088)	$(29,088)
Comprehensive loss	$(42,660)	$(27,660)

There was no net impact on the Company’s consolidated statement of cash flows and no financial statement impact in periods subsequent to December 31, 2004.

Recent Accounting Pronouncements

SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”), amends and clarifies the accounting guidance for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as current period charges regardless of whether they meet the criterion of “abnormal” as mentioned in ARB No. 43, Chapter 4, Inventory Pricing. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate that the adoption of this Statement will have a material impact on its financial position or results of operations.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB Opinion No. 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements related to accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by a new accounting pronouncement in the

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle versus the previous guidance, which allowed the recording of the impact of an accounting change in the current period’s net income as a cumulative effect adjustment. The Statement is effective for the Company beginning January 1, 2006. The Company does not anticipate that SFAS 154 will have a material impact on the results of operations or financial position of the Company.

3. Earnings Per Share (“EPS”)

The Company accounts for earnings per share in accordance with SFAS No. 128, “Earnings Per Share” and related guidance, which requires two calculations of earnings per share (EPS) to be disclosed: basic EPS and diluted EPS. The Company presents EPS information using the two-class method as the Class L shares participate in dividends together with the Class A shares after the payment of the Class L preference. The Company does not have any dilutive effects on earnings per share for Class A shares due to the net loss in 2005. The Company does have diluted earnings per share for the Class L stock.

The numerator in calculating Class L basic and diluted EPS is the Class L preference amount of $78,257 for the year ended December 31, 2005. The Company did not allocate remaining losses in accordance with EITF 03-6, “Participating Securities and the Two-Class Method under SFAS No. 128,” because of its preferential rights over Class A (see Note 12). The numerator in calculating Class A basic and diluted EPS is an amount equal to consolidated net (loss) increased for the aforementioned Class L preference amount.

The denominator in calculating both classes of basic EPS is the weighted average shares outstanding for each respective class of shares. The denominator in calculating Class L diluted EPS includes the additional dilutive effect of outstanding restricted stock grants.

The following is the calculation of earnings per share using the two- class method:

Year Ended December 31, 2005
Net (loss) available to common shareholders	$(556,646)

Allocation of net income (loss) to common shareholders:
Class A	$(634,903)
Class L	$78,257

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The following is a reconciliation of the basic number of common shares outstanding to the diluted number of common and common stock equivalent shares outstanding:

Year Ended December 31, 2005
Weighted average number of common and potential common Class A shares outstanding:
Basic number of common Class A shares outstanding	88,311,214
Dilutive effect of stock option grants	—

Diluted number of common and potential common Class A shares outstanding	88,311,214

Weighted average number of common and potential common Class L shares outstanding:
Basic number of common Class L shares outstanding	10,641,959
Dilutive effect of restricted stock grants	26,294

Diluted number of common and potential common Class L shares outstanding	10,668,253

Earnings (Loss) per common share:
Class A—Basic	$(7.19)
Class A—Diluted	$(7.19)

Class L—Basic	$7.35
Class L—Diluted	$7.34

Stock options to purchase 1,917,720 shares of Class A common stock at an exercise price of $22.98 were outstanding during the period but were not included in a calculation of diluted earnings per share as the effect of stock options would be anti-dilutive. Unvested stock grants to receive 4,966,857 shares of Class A common stock were outstanding during the period but were not included in a calculation of diluted earnings per share as the effect of the grants would be anti-dilutive.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Unaudited Pro Forma Earnings (Loss) Per Share

The unaudited pro forma earnings per share has been computed to give effect to the conversion of the Class L common shares into Class A common shares, upon consummation of the initial public offering on an if-converted basis for the quarter ended December 31, 2005. The Class L common shares will convert into 71,978,884 shares of Class A common shares based on the formula set forth in the Company’s bye-laws. In addition, pro forma earnings per share includes the effect of the conversion of 125,225 Preferred Shares into 9,480,310 Class A common shares based on the formula set forth in the applicable bye-laws.

Year Ended December 31, 2005
Numerator: Net loss	$(556,646)

Denominator:
Weighted average Class A common shares outstanding	88,311,214
Add:
Adjustment to reflect weighted average effect of the assumed conversion of Class L common shares to Class A common shares	71,978,884
Adjustment to reflect weighted average effect of the assumed conversion of Preferred Shares to Class A common shares	9,480,310

Denominator for basic pro forma calculation	169,770,408

Pro forma Earnings (loss) per share—Basic	$(3.28)

4. Acquisitions and Divestitures

Year Ended December 31, 2005

The Acquisition

On October 27, 2004, a company formed by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”) reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and, following a series of transactions, the Company acquired 100% of the share capital of Warner Chilcott PLC. Warner Chilcott PLC’s shareholders received 862 pence sterling (USD$16.17) in cash for each ordinary share, valuing the aggregate share capital at $3,014.4 million at the settlement date exchange rate of 1.8763 USD/GBP.

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of the Company’s management, indirectly funded equity contributions of $1,283.0 million to the Company and certain of its subsidiaries. In addition, certain of the Company’s subsidiaries borrowed an aggregate $2,020.0 million to fund the Acquisition. See Note 10 for a description of the Company’s indebtedness.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” The total purchase price, including direct costs of acquisition of approximately $3,152.1 million, was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition Date. These allocations were determined by management using its assumptions related to the future cash flows expected to be generated from the assets. The excess of the purchase price over the underlying assets acquired and liabilities assumed was allocated to goodwill, which is not deductible for tax purposes. The following

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

table summarizes the estimated values of the assets acquired and liabilities (in thousands) assumed on January 5, 2005.

Cash	$229,565
Accounts receivable, net	37,351
Inventory, net	45,125
Prepaid expense and other current assets	8,764
Purchased in-process research and development	280,700
Property, plant and equipment	31,708
Intangible assets, definite-lived	1,733,395
Intangible assets, indefinite-lived	30,000

Total assets acquired	$2,396,608

Accounts payable and accrued expenses	$141,556
Long-term debt	195,000
Other non-current liabilities	2,744
Current and deferred income taxes	165,965

Total liabilities assumed	$505,265

Fair value of net assets acquired	$1,891,343

Goodwill resulting from acquisition	$1,260,777

Prior to the Acquisition, shares of the predecessor were publicly traded in the United Kingdom and the United States. The price at which the Acquisition was completed was the result of a competitive process involving several qualified potential purchasers. The recognition of goodwill was the result of a number of factors which contributed to the acquisition price representing a significant premium to the value of identified net assets acquired. These factors included among others: the prospective value of the Company as a platform to complete future acquisitions, the potential tax advantages afforded by the Company’s significant operations in Puerto Rico and the Republic of Ireland and the value of an intact senior management team with a track record of successful execution of value creating strategies.

Approximately $280,700 of the purchase price represents the estimated fair value of product development projects that, as of the acquisition date, were not approved by the U.S. Food and Drug Administration (“FDA”) for promotion and sale in the United States and had no alternative future use (in-process research and development or “IPR&D”). Accordingly, this amount was immediately expensed and is included in the Company’s consolidated statement of operations for the year ended December 31, 2005. The estimated fair value of the acquired IPR&D is comprised of the following projects:

Value of Acquired IPR&D
WC 2060 (oral contraceptive)	$182,700
Loestrin 24 Fe (oral contraceptive)	30,000
Taclonex (combination product for psoriasis)	68,000

Total	$280,700

The estimated fair value of these projects was determined based on the use of a discounted cash flow model using a discount rate of 13.0%. For each project, the estimated after-tax cash flows were probability weighted to take into account the stage of completion and the risks surrounding the successful development, obtaining FDA approval and commercialization.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The product development projects, which were in various stages of development at the time of the acquisition, are expected to reach completion at a date ranging from 2006 through 2008. The major risks and uncertainties associated with the timely and successful completion of these projects consists of the ability to confirm the safety and efficacy of the products based on data from clinical trials and obtaining necessary regulatory approvals.

The following unaudited pro forma operating data presents the results of operations for the Predecessor for the quarter ended December 31, 2004 and the fiscal year ended September 30, 2004, as if the Acquisition had occurred at the beginning of the fiscal year ended September 30, 2004, assuming that the financing described above was used to complete the Acquisition and was outstanding throughout the period, and assuming that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that would have occurred had the transaction actually taken place on the first day of the respective periods, or of future results of operations:

	Predecessor
	Pro Forma for the Quarter Ended December 31,	Pro Forma for the Fiscal Year Ended September 30,
	2004	2004
Revenue	$136,893	$490,248
Interest expense, net	$(31,794)	$(127,178)
Net loss from continuing operations	$(74,736)	$(396,964)
Net loss	$(74,736)	$(388,253)

Included in the pro forma amounts for the periods shown above are (i) the net interest expense that would have been incurred based on the debt incurred to complete the Acquisition, including amortization of deferred financing fees, (ii) increased amortization of intangible assets based on the increased carrying value of the Company’s assets following the application of purchase accounting, (iii) lower income for the twelve-month periods due to the $22,381 write-up of acquired inventory to fair value being recognized in cost of sales, (iv) a write-off of $280,700 of purchased in-process research and development recognized in the twelve-month periods, (v) $30,282 of foreign exchange costs incurred to hedge the Acquisition price and recognized as expense in the twelve-month periods, (vi) $13,412 of incremental expenses directly related to the closing of the transaction, and (vii) management fees of $1,250 per quarter reflecting management fees payable to the Sponsors under a management agreement entered into in connection with the Acquisition.

Year Ended September 30, 2004

Pursuant to an option and license agreement dated March 24, 2004 between Barr Laboratories, Inc. (“Barr”) and the Company, Barr granted the Company an option to acquire a license to sell the products in the United States under Barr’s abbreviated new drug application (an “ANDA”) referencing the Company’s Ovcon 35 product. The License Agreement provided that if the Company exercised the option, it would make a $19,000 payment to Barr. The Company exercised the option on May 7, 2004. The license is fully paid and exclusive for the first five years. At the end of the five year term, the license may be extended on a non-exclusive basis for an additional five year period. Pursuant to a finished product supply agreement dated March 24, 2004, Barr agreed to provide all of the Company’s requirements for finished product throughout the term of the License Agreement.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

On May 3, 2004, the Company entered into a purchase and sale agreement with Pfizer, Inc. (“Pfizer”) for the purchase of certain assets and the assumption of certain liabilities of the Pfizer manufacturing plant located in Fajardo, Puerto Rico for a cash consideration of $4,000. The purchased assets consisted of, among other things, the manufacturing plant and all other assets owned by Pfizer used solely in connection with the Fajardo facility. Pursuant to a transitional services agreement, Pfizer agreed to provide services to the Company at agreed prices and for a certain period of time to assist in an orderly transfer of the Fajardo facility. In addition, under a transitional supply agreement, the Company agreed to manufacture certain products for Pfizer for approximately two years at an agreed manufacturing cost.

Year Ended September 30, 2003

In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem from Eli Lilly and Company (“Lilly”) for a cash consideration of approximately $295,000. Sarafem is a treatment for PMDD, a severe form of premenstrual syndrome. The Company entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. In January 2004, the Company paid an additional $10,000 to Lilly, to exercise an option to make the license of the U.S. rights exclusive.

In March 2003, the Company acquired two oral contraceptives, Estrostep and Loestrin, from Pfizer for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable to Pfizer in the event that Estrostep retains market exclusivity during the life of its patent. The products were manufactured at Pfizer’s manufacturing facility in Fajardo, Puerto Rico. Warner Chilcott’s purchase agreement included a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. Warner Chilcott also entered into a transitional supply agreement with Pfizer in relation to these products, which would terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer’s offer to sell the Fajardo facility to the Company. Pfizer completed the sale of the Fajardo facility to the Company in May 2004 and the transitional supply agreement terminated upon the completion of the sale. The Company acquired all of the intangible assets associated with the products including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property.

In April 2003, the Company entered into a major strategic alliance in dermatology, including a co-promotion agreement for Dovonex, with Bristol-Myers and a development agreement for Taclonex (formerly referred to as Dovobet) with Leo Pharma A/S (“LEO Pharma”). Dovonex is a leading non-steroidal product for the treatment of psoriasis. Under the co-promotion agreement, the Company agreed to promote Dovonex for Bristol-Myers, the current exclusive licensee of Dovonex, in the United States. The term of the co-promotion agreement ends December 31, 2007. The Company was compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. The Company exercised its option to purchase Bristol-Myers’ U.S. rights to Dovonex in January 2006 for a purchase price of $200,000 plus a royalty of 5% on net sales of Dovonex until the end of 2007.

In April 2003, the Company acquired the continuous estrogen-progestogen therapy product, femhrt, from Pfizer for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable to Pfizer in the event that femhrt

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

retains market exclusivity during the life of its patent. Barr manufactures and packages femhrt under a supply agreement with Pfizer which has been assigned to the Company. This agreement continues until September 24, 2007 and provides for two additional one-year renewal terms. The Company acquired all of the intangible assets associated with the product including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property.

Divestitures—included as continuing operations

Certain divested Loestrin products are included as continuing operations in the financial statements of the Predecessor since the Company continued to derive revenue and cash flows related to Loestrin under the agreement to supply the product to Duramed Pharmaceuticals, Inc. (“Duramed”) as described below.

On March 24, 2004 the Company granted an exclusive license to Duramed, a wholly-owned subsidiary of Barr, to market and sell specific Loestrin products in the United States and Canada. The Company received a license fee of $45,000. The license has an initial term of 15 years and is automatically renewable for successive periods of five years, unless terminated sooner pursuant to the terms of the agreement. Under a finished product supply agreement dated March 24, 2004, the Company agreed to supply Duramed with Loestrin products until April 1, 2008. No gain or loss was recognized on the sale of the Loestrin rights since the $45,000 was equivalent to the carrying value of the Loestrin assets. Loestrin generated revenues of $26,256 and $38,563 in the fiscal years ended September 30, 2004 and 2003, respectively, from sales of Loestrin finished product under the supply agreement with Duramed.

Divestitures—included as discontinued operations

On April 28, 2004, the Company sold the companies, businesses and assets that formerly constituted the Company’s U.K. pharmaceutical product sales and marketing business to Galen Limited (formerly Nelag Limited). Consideration received from the sale was $71,800 (£40,400). The Company’s U.K. pharmaceutical product sales and marketing business generated revenue of approximately $54,900 in the fiscal year ended September 30, 2003.

On May 10, 2004, the Company disposed of its U.K sterile solutions business, (the “IVEX Business”), for a total cash consideration of $4,500 (£2,500) plus working capital, to Gambro BCT. The IVEX Business had revenue of $12,200 in the fiscal year ended September 30, 2003.

In December 2003, the Company sold the manufacturing facility of its Pharmaceutical Development and Manufacturing Services (“PDMS”) business, which formed part of the Company’s contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President and Director of the Predecessor. As part of the agreement, the acquiring company entered into a supply agreement with the Company to manufacture, supply and distribute a number of the Company’s products for the U.K. and Irish markets. The Company received a cash consideration of $36,000 (£20,000) for the sale of this facility.

Other

In connection with the Company’s acquisitions during the year ended September 30, 2003, the Company entered into certain supply agreements containing minimum product purchase obligations. As of December 31, 2005 these obligations required the Company to purchase products having an aggregate purchase price of at least $17,209. In addition, the Dovonex and Taclonex supply

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

agreements provided that each year the parties will mutually agree to a level of minimum sales of the products for the following year. As of December 31, 2005 no minimum sales levels were established with respect to Dovonex or Taclonex for 2006. The product pricing under the Company’s supply agreements was agreed through arm’s length negotiations and is determined on a cost-plus basis or as a percentage of net product sales (as calculated under the applicable agreement).

5. Derivatives and Fair Value of Financial Instruments

Derivative Financial Instruments

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either net income or comprehensive (loss) income, depending on the timing and designated purpose of the derivative.

The Company entered into a foreign currency hedge that was utilized for the payments due in British pounds to the selling stockholders to complete the Acquisition. These derivative transactions were settled on the Acquisition closing date and the resulting loss of $30,282 is included in “Transaction costs” in the consolidated statement of operations for the year ended December 31, 2005.

Effective May 3, 2005, Warner Chilcott Company, Inc. entered into interest rate swap contracts covering $450,000 notional principal amount of its variable rate debt. Warner Chilcott Holdings Company III, Limited was required under the terms of the senior secured credit facility to fix or otherwise limit its interest costs on at least 50% of its funded indebtedness. By entering into these swap contracts, Warner Chilcott Holdings Company III, Limited satisfied this requirement. Warner Chilcott Holdings Company III, Limited entered into the interest rate swaps specifically to hedge a portion of its exposure to potentially adverse movements in variable interest rates. The swaps are accounted for in accordance with SFAS Nos. 133, 138, and 149.

The terms of the swaps are shown in the following table:

Notional Principal Amount	Maturity Date	Receive Variable Rate	Pay Fixed Rate
$50,000	Nov-03-06	90 day LIBOR	3.90%
$200,000	May-03-07	90 day LIBOR	3.965%
$200,000	May-03-08	90 day LIBOR	4.132%

The interest rate swaps effectively convert a portion of the variable rate debt under the senior secured credit facility to fixed rates. For the year ended December 31, 2005, a gain of $5,157 related to these derivative instruments designated as cash flow hedges was recorded in other comprehensive income (net of tax) with an offsetting amount included in other non-current assets.

Other Financial Instruments

The carrying amounts reported in the consolidated balance sheets at December 31, 2005 and 2004 for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt, other than the senior subordinated notes, approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the senior subordinated notes ($552,000), which are not yet publicly traded, has been calculated based on comparable market yields on December 31, 2005.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

6. Inventories

Inventories consist of the following:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Finished goods	$13,490	$8,410
Raw materials	17,908	18,210

	$31,398	$26,620

Amounts above are net of $4,741 and $6,919 related to inventory obsolescence reserves at December 31, 2005 and 2004, respectively. Product samples are stated at the lower of cost or market ($4,608 and $5,759 as of December 31, 2005 and 2004, respectively) and are included in prepaid expense and other current assets.

7. Goodwill and Intangible Assets

In connection with the Acquisition, the Company recognized goodwill as the excess cost of the acquired entity over the net amounts assigned for all assets, including intangible assets and liabilities assumed. The Company’s goodwill and a trademark have been deemed to have indefinite lives and are not amortized. Our licensing agreements and certain trademarks that have finite lives are being amortized on either a straight-line or accelerated basis over their useful lives not to exceed 15 years (weighted average amortization period is approximately six years). Goodwill recognized in connection with the acquisition is $1,260,777 as of December 31, 2005.

Components of the Company’s intangible assets at December 31, 2005 are:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangible assets:
Ovcon product family	$401,000	$47,933	$353,067
Estrostep	169,500	44,600	124,900
Estrace Cream	411,000	43,200	367,800
femhrt product family	269,200	40,909	228,291
Femring	29,301	1,953	27,348
Estrace Tablets	31,500	2,100	29,400
Femtrace	10,695	715	9,980
Dovonex product family	11,000	854	10,146
Doryx	331,300	29,935	301,365
Sarafem	57,800	30,423	27,377
Duricef	29,000	29,000	—
Moisturel	10,900	727	10,173

Total definite-lived intangible assets	1,762,196	272,349	1,489,847

Indefinite-lived intangible assets:
Trademark	30,000	—	30,000

Total intangible assets	$1,792,196	$272,349	$1,519,847

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The indefinite-lived intangible asset is the Warner Chilcott trademark, which is expected to contribute to cash flows indefinitely. The trademark has been in existence for many years and there is no foreseeable limit on the period of time over which it is expected to contribute cash flows. Aggregate amortization expense related to intangible assets, including $38,876 related to the impairment (see Note 2), was $272,349 for the year ended December 31, 2005. Estimated amortization expense (in thousands) for the next five fiscal years beginning with calendar year 2006 is:

Amortization
2006	$192,000
2007	179,300
2008	163,500
2009	138,500
2010	132,100

8. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Land and buildings	$18,039	$22,727
Plant and machinery	11,481	13,253
Motor vehicles	66	478
Computer equipment and software	4,740	—
Furniture and fixtures	1,284	7,583
Construction in Process	4,589	—

	40,199	44,041
Less accumulated depreciation	3,097	10,219

	$37,102	$33,822

Depreciation expense was $3,097 in the year ended December 31, 2005, $1,019 in the quarter ended December 31, 2004, and $2,083 and $1,491 in the fiscal years ended September 30, 2004 and 2003, respectively.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

9. Accrued Expenses

Accrued expenses consist of the following:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Transaction related costs	$—	$39,952
Payroll, commissions, and employee costs	14,973	15,244
Medicaid rebate accrual	8,631	7,079
Interest payable	27,395	464
Contingent liabilities	38,465	27,095
Provision for loss contracts	6,815	4,315
Advertising and promotion	3,545	5,548
Other	14,230	15,989

	$114,054	$115,686

10. Indebtedness

Predecessor Indebtedness

All indebtedness of the Predecessor outstanding on the Acquisition Date was repaid and retired on January 18, 2005 from the net proceeds of the Acquisition financings. No gain or loss was recognized on the extinguishment of the $195,000 of Predecessor indebtedness.

Senior Secured Credit Facility

On January 18, 2005, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and the Company’s Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.) entered into a $1,790,000 senior secured credit facility with Credit Suisse First Boston as administrative agent and other lenders. The senior secured credit facility consists of a $150,000 revolving credit facility, a $1,400,000 single-draw term loan facility and a $240,000 delayed-draw term loan facility. The Company’s subsidiaries borrowed an aggregate $1,420,000 with the proceeds, net of issuance expenses of approximately $55,430, used to fund a portion of the Acquisition of Warner Chilcott PLC (see Note 4). The $240,000 delayed-draw term loans facility was used to fund the Company’s January 2006 acquisition of the U.S. rights to the prescription pharmaceutical product Dovonex from Bristol-Myers for $200,000 and a $40,000 final milestone payment due to LEO Pharma upon FDA approval of Taclonex, a topical ointment containing betamethasone dipropionate and calcipotriene. During 2005, borrowings aggregated $101,708 under the revolving credit facility for various working capital purposes. As of December 31, 2005, there were no borrowings outstanding under the revolving credit facility.

Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. are each borrowers and cross-guarantors under the senior secured credit facility; the Company’s significant subsidiaries are also guarantors and cross-guarantors of this obligation. Borrowings under the senior secured credit facility are secured by a first priority security interest in substantially all of the borrowers’ and guarantors’ assets, including a pledge of all of the outstanding capital stock of Warner Chilcott Holdings Company III, Limited.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The senior secured credit facility contains a financial covenant that requires Warner Chilcott Holdings Company III, Limited’s ratio of total indebtedness to EBITDA (both as defined in the senior secured credit facility) not to exceed certain levels. The senior secured credit facility also contains a financial covenant that requires Warner Chilcott Holdings Company III, Limited to maintain a minimum ratio of EBITDA to interest expense (as defined in the senior secured credit facility) and other covenants that, among other things, limits the ability of Warner Chilcott Holdings Company III, Limited to incur additional indebtedness, incur liens, prepay subordinated debt, make loans and investments, merge or consolidate, sell assets, change its business or amend the terms of its subordinated debt and restrict the payment of dividends. As of December 31, 2005 the Company was in compliance with all covenants.

The term loan and delayed-draw term loan facilities mature on January 18, 2012, with scheduled quarterly repayments that began on June 30, 2005 (totaling $14,000 annually). The revolving credit facility matures January 18, 2011. The borrowers under the senior secured credit facility were also required to make mandatory prepayments of term loans in amounts equal to 100% of net asset sale proceeds, 100% of net proceeds from issuance of debt and up to 50% (with reductions based on leverage) of excess cash flow. Optional prepayments may be made at any time without premium or penalty.

The interest rates on borrowings under the revolving credit facility accrue, at Warner Chilcott Holdings Company III, Limited’s option, at LIBOR plus 2.50% or Adjusted Base Rate (“ABR”) plus 1.50%. Warner Chilcott Holdings Company III, Limited also pays a commitment fee initially set at 0.5% of the unused portion of the revolving credit facility ($150,000 unused as of December 31, 2005). The interest rate spreads for revolving credit loans and the revolving credit commitment fee are subject to downward adjustment conditioned upon reductions in its leverage ratio.

Interest on term borrowings, including any future borrowings under the delayed-draw facility, accrue at Warner Chilcott Holdings Company III, Limited’s option, at LIBOR plus 2.75% or ABR plus 1.75% through April 24, 2006. There is also a commitment fee of 1.375% on the unused portion of the delayed-draw term loan facility ($240,000 of which was unused as of December 31, 2005). On April 25, 2006, Warner Chilcott Holdings Company III, Limited, Warner Chilcott Corporation and Warner Chilcott Company, Inc. entered into an amendment to the senior secured credit facility under which the interest rates applicable to outstanding and future term borrowings were reduced by 0.25%. These interest rates would be reduced by an additional 0.25% if: (i) the term borrowings receive a rating of B1 or higher from Moody’s Investors Service, Inc. and B+ or higher from Standard & Poor’s or (ii) the leverage ratio (as defined under the senior secured credit facility) is equal to or less than 5.75 to 1 and the additional reduction would remain in effect as long as the required ratings or leverage ratio were maintained.

Senior Subordinated Notes

On January 18, 2005, Warner Chilcott Corporation, the Company’s wholly-owned U.S. subsidiary, issued $600,000 principal amount of 8 3/4% senior subordinated notes due 2015 (the “Notes”). The Notes are guaranteed on a senior subordinated basis by Warner Chilcott Holdings Company III, Limited, Warner Chilcott Intermediate (Luxembourg) S.a.r.l., the U.S. operating subsidiary (Warner Chilcott (US), Inc.) and the Puerto Rican operating subsidiary (Warner Chilcott Company, Inc.). Interest payments on the Notes are due semi-annually in arrears on each February 1 and August 1 beginning

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

August 1, 2005. Proceeds from the issuance of the Notes, net of issuance expenses, were $572,768 and were used to fund a portion of the Acquisition of Warner Chilcott PLC by the Company (see Note 4). The note issuance costs are being amortized to interest expense over the ten-year term of the Notes using the effective interest method. The Notes are unsecured senior subordinated obligations of Warner Chilcott Corporation, are guaranteed on an unsecured basis by Warner Chilcott Holdings Company III, Limited and rank junior to all existing and future senior indebtedness, including indebtedness under the senior secured credit facility.

All or some of the Notes may be redeemed at any time prior to February 1, 2010 at a redemption price equal to par plus a “make-whole” premium. On or after February 1, 2010, Warner Chilcott Holdings Company III, Limited may redeem all or some of the Notes at redemption prices declining from 104.38% of the principal amount to 100.00% on or after February 1, 2013. In addition, Warner Chilcott Holdings Company III, Limited may, at its option, at any time prior to February 1, 2008 redeem up to 35.00% of the aggregate principal amount of the Notes with the net cash proceeds of one or more equity offerings at a redemption price of 108.75% of the principal amount. If Warner Chilcott Holdings Company III, Limited or Warner Chilcott Corporation were to undergo a change of control, each Note holder would have the right to require Warner Chilcott Corporation to repurchase the Notes at a purchase price equal to 101.00% of the principal amount. The Note indenture contains restrictive covenants that, among other things, limit the ability of Warner Chilcott Holdings Company III, Limited and its subsidiaries to incur or guarantee additional debt or redeem or repurchase capital stock and restrict payment of dividends or distributions on such capital stock. In addition, Warner Chilcott Holdings Company III, Limited agreed to register the Notes by filing an S-4 registration statement with the SEC and having the registration statement declared effective on or before December 14, 2005. On April 20, 2006, Warner Chilcott Holdings Company III, Limited filed an S-4 Registration Statement covering the registration of an aggregate principal amount of $600,000 of new 8 3/4% Senior Subordinated Notes due 2015 of Warner Chilcott Corporation that may be exchanged for the Notes. The new notes have substantially identical terms as the Notes. The Registration Statement also covers the resale of the registered notes by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. and their affiliates that are affiliates of the registrant in market making transactions. On April 21, 2006 the S-4 Registration Statement was declared effective by the SEC. Due to delays in having the S-4 Registration Statement declared effective, Warner Chilcott Corporation incurred penalty interest on the Senior Subordinated Notes beginning on December 15, 2005. As of April 21, 2006 the interest rate on the Senior Subordinated Notes reverted to the stated 8 3/4% rate. On May 24, 2006, Warner Chilcott Corporation announced the successful completion of the offer to exchange the notes for new 8 3/4% Senior Subordinated Notes due 2015.

As of December 31, 2005, Warner Chilcott Holdings Company III, Limited’s funded debt included the following:

	Current Portion as of December 31, 2005	Long-Term Portion as of December 31, 2005	Total Outstanding as of December 31, 2005
Revolving credit loan	$—	$—	$—
Term loans	14,000	1,375,500	1,389,500
Deferred draw term loans	—	—	—
Senior Subordinated Notes	—	600,000	600,000

Total	$14,000	$1,975,500	$1,989,500

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Remaining mandatory repayments of long-term debt in each of the five years ended December 31, 2006 through 2010 and thereafter are as follows:

Year Ending December 31,	Aggregate Maturities
2006	$14,000
2007	14,000
2008	14,000
2009	14,000
2010	14,000
Thereafter	1,919,500

Total long-term debt	$1,989,500

11. Stock-Based Compensation Plans

The Company adopted the provisions of SFAS No. 123R effective with the commencement of operations on the Acquisition Date. All share-based payments to employees, including grants of employee stock options and restricted shares are measured at fair value on the date of grant and recognized in the statement of operations as compensation expense over their vesting periods. For purposes of computing the amounts of share-based compensation expensed in any period, the Company treats option or share grants that time-vest as serial grants with separate vesting dates. This treatment results in accelerated recognition of share-based compensation expense. Total compensation expense recognized under all plans for the year ended December 31, 2005 was $6,532 and the related tax benefit was $2,470. Unrecognized future compensation expense was $3,624 at December 31, 2005 with a remaining weighted average expense period of 2.4 years.

Certain members of the Company’s management team participate in the 2005 Equity Incentive Plans of the Company. The Company records compensation expense in respect of these Plans in amounts equal to the amounts computed under SFAS 123R. The Plans have three components: (A) Equity Strip Grants, (B) Restricted Class A Common Share Grants and (C) Non-Qualified Stock Options.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

(A) Equity Strip Grants

On March 28, 2005, Plan participants were granted strips of equity securities including Class L Common Shares, Class A Common Shares and Preferred Shares of Warner Chilcott Holdings II, Limited (the “Strip Grants”). The Strip Grants will vest on January 18, 2006. The aggregate fair value of the Strip Grants ($5,206) was determined by reference to the value paid by other investors. Vesting of the Strip Grants is probable based on the strong economic incentives for the grantees to remain with the Company through the vesting date. The fair value of the Strip Grants will be amortized to expense ratably over the vesting period. Compensation expense for the Strip Grants in the year ended December 31, 2005 was $4,931.

	Class A Common		Class L Common		Preferred Stock		Strip
	Shares Granted	Fair Value on Grant Date	Shares Granted	Fair Value on Grant Date	Shares Granted	Fair Value on Grant Date	Aggregate Fair Value on Grant Date
Balance January 1, 2005	—	—	—	—	—	—	—
Granted shares—March 28, 2005 (a)	357.1	$1.00	43.1	$74.52	1.6	$1,000.00	$5,206
Forfeited shares	—	—	—	—	—	—	—

Balance December 31, 2005	357.1	$1.00	43.1	$74.52	1.6	$1,000.00	$5,206

Vested at December 31, 2005	—	—	—	—	—	—	$—

(a)	In connection with these grants and the Acquisition, an independent valuation was conducted as of January 5, 2005. This valuation was used to determine the fair value of these grants.

(B) Restricted Class A Common Share Grants

During 2005, Plan participants were granted 4,927 Restricted Class A Common Shares. The fair value of these shares on the grant dates determined by the Company taking into consideration an independent valuation report was $1.00 per share. The restricted shares vest based on three criteria:

Time Vesting restricted shares.    One-third of the restricted share grants (1,642,441 shares valued at $1,643) vest 25% per year for four years on the anniversary of the grant dates. If a grantee’s employment with the Company is terminated in the first year for cause or the grantee leaves other than for good reason, the shares are forfeited. Thereafter, if the grantee leaves the Company for any reason or is terminated, the Company has the right, but not the obligation, to purchase any unvested shares for the lower of $1.00 per share or then current fair market value. If the Company does not exercise this option the unvested shares become vested. The fair value of the time vesting restricted share grants is recognized as expense on an accelerated basis. Compensation expense for the time vesting restricted shares in the year ended December 31, 2005 was $636.

Performance Vesting restricted shares.    One-third of the restricted share grants (1,642,440 shares valued at $1,642) vest up to 25% per year for each calendar year based on the Company’s reported operating profit (as defined) in relation to targets and floors specified in the Plan. The Company has the option to purchase shares that remain unvested after four years at the lower of $1.00 per share or then

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

current fair market value. If the Company does not exercise this option, the unvested shares become vested. The fair value of the shares is recognized as expense on an accelerated basis based on the expected vesting amounts and dates. Compensation expense for the performance vesting restricted shares in the year ended December 31, 2005 was $779.

Return of Capital (“ROC”) Vesting restricted shares.    One-third of the restricted share grants (1,642,441 shares valued at $1,642) vest based upon certain investors in the Company receiving consideration in respect of their investments in those entities aggregating more than 250% of their investment amounts. The Company believes it is probable that all of the return of capital thresholds will be reached by March 31, 2012 (seven years from the grant date). Accordingly, the fair value of the ROC shares will be amortized to expense over the seven years beginning March 28, 2005. Compensation expense for the ROC vesting restricted shares in the year ended December 31, 2005 was $186.

	Class A Common
	Shares Granted	Fair Value on Grant Date	Aggregate Grant Date Fair Value
Balance January 1, 2005	—	—	—
Granted shares—March 28, 2005 (a)	4,107.8	$1.00	$4,107
Granted shares—April 1, 2005 (a)	686.5	$1.00	$687
Granted shares—August 1, 2005 (b)	83.0	$1.00	$83
Granted shares—November 28, 2005 (b)	50.0	$1.00	$50
Forfeited shares	—	—	—

Balance December 31, 2005	4,927.3	$1.00	$4,927

Vested at December 31, 2005	—	—	—

(a)	In connection with these grants and the Acquisition, an independent valuation was conducted as of January 5, 2005. This valuation was used to determine the fair value of these grants.

(b)	Management determined the fair value on the date of grant. No independent valuation was performed.

(C) Non-Qualified Stock Options

On March 28, 2005 and April 1, 2005, the Company granted options to purchase an aggregate 1,917,720 of its Class A Common Shares at an exercise price of $22.98 per share (as compared with the $1.00 per share FMV on the grant date, determined by the Company taking into consideration an independent valuation report). The options vest 25% on each of the first four anniversaries of the grant date. The options have a term of 10 years from the date of grant.

In establishing the value of the options on the grant date the Company assumed that although the shares are not publicly traded, they share the same volatility as a defined group of comparable companies. The expected holding period for these options is longer than would be expected for options with exercise prices equal to the fair market value per share on the date of grant. The Company assumed that the options would be exercised, on average, in six years. Using the Black-Scholes

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

valuation model, the fair value of the options on the vesting date was $0.0098 per share or $19 in the aggregate using the assumptions shown below:

Dividend yield	None
Expected volatility	48.00%
Risk-free interest rate	4.10%
Expected term (years)	6.00

The fair value of the options is recognized as expense over the four-year vesting period on an accelerated basis.

A summary of stock option activity is presented below:

	Class A Shares Subject to Options	Range of Exercise Price Per Share	Weighted Average Price Per Share
Balance January 1, 2005	—	—	—
Granted shares—March 28, 2005	1,439	$22.98	$22.98
Granted shares—April 1, 2005	479	$22.98	$22.98
Forfeited shares	—	—	—
Expired	—	—	—
Exercise	—	—	—

Balance December 31, 2005	1,918	$22.98	$22.98

Exercisable at December 31, 2005	—	—	—

12. Shareholders’ Equity

The Company has two classes of common shares; (1) Class A, par value $0.01 per share, with 117,380,000 shares authorized and (2) Class L, par value $0.01 per share, with 12,820,000 shares authorized. Upon a change of control or initial public offering relating to the Company, each Class L share is convertible into one Class A share plus an additional number of Class A shares determined by dividing (i) $74.52 plus an amount sufficient to generate an internal rate of return on each Class L share equal to 10% annually (compounded quarterly) at the date of conversion by (ii) in connection with an initial public offering conversion, the initial public offering Class A share price or, in the case of a change of control, the adjusted market value of each Class A share as set forth in the Company’s bye-laws. The aggregate initial purchase of these classes of shares was $880,029 ($88,002 Class A stock and $792,027 Class L stock), which was used to fund the Acquisition.

All holders of Class A and Class L common shares shall vote together as a single class on an as converted basis. Class L common stock has preferential distribution rights over Class A common stock whereby Class L stockholders are entitled to receive an amount equal to the value of the initial investment in Class L stock plus an amount sufficient to generate an internal rate of return equal to 10% annually (compounded quarterly), prior to Class A stockholders receiving any Company distributions. As of December 31, 2005, the Class L preferential distribution rights (the sum of the initial investment, vesting of strip rights and rate of return) totaled $873,498. After the Class L internal rate of return rights are satisfied, the Common Stock and Class L stockholders participate in the earnings of the Company on a pro rata basis determined using the number of shares then outstanding.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

A summary of all shares issued and outstanding is as follows (in thousands):

	Class A	Class L
Initial funding for Acquisition	88,003	10,629
Equity Strip grants (Note 11)	357	43
Restricted Class A share grants (Note 11)	4,927	—

Balance, December 31, 2005	93,287	10,672

13. Preferred Stock in Subsidiary

On October 27, 2004, a company formed by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”) reached an agreement on the terms of a recommended acquisition of Warner Chilcott PLC. The Acquisition became effective on January 5, 2005 and, following a series of transactions, the Company acquired 100% of the share capital of Warner Chilcott PLC.

To complete the Acquisition, the Sponsors, certain of their limited partners and certain members of the Company’s management indirectly funded equity contributions of $1,282,851 to the Company and certain of its subsidiaries. The Company’s initial equity of $880,029 was funded with contributions to purchase Class A and Class L common shares of the Company. The Company’s wholly-owned subsidiary Warner Chilcott Holdings Company II, Limited’s initial equity of $402,822 was funded through issuance of preferred stock. Each share of Warner Chilcott Holdings Company II, Limited preferred shares has a liquidation preference of $1,000 plus a cumulative accretion on the stock at a rate of 8% per annum, compounded quarterly. Warner Chilcott Holdings Company II, Limited may at any time (and in connection with an initial public offering of the Company generating sufficient proceeds, is required to) redeem the preferred stock at the then current liquidation preference which is described above.

Warner Chilcott Holdings Company II, Limited, has preferred stock, par value $0.01 per share, with 600,000 shares authorized and 404,439 shares issued and outstanding as of December 31, 2005.

The items impacting preferred stock in subsidiary in the year ended December 31, 2005 follow:

Initial Funding from Shareholder	$402,822

Liquidation value of portion of Strip Grants	1,570
Accretion on preferred stock	31,533

Balance December 31, 2005	$435,925

As of December 31, 2005, the outstanding preferred shares of Warner Chilcott Holdings Company II, Limited, have a liquidation preference and redemption value of $435,925. Such amount has been classified as preferred stock in subsidiary in the accompanying consolidated balance sheet of the Company. Preferred stock accretion on Warner Chilcott Holdings Company II, Limited’s shares was $31,533 for the year ended December 31, 2005. This amount has been expensed in the consolidated statements of operations of the Company.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The Company’s subsidiary Warner Chilcott Holdings Company II, Limited, participated in the Company’s 2005 Equity Incentive Plans, whereby 1,635 shares of preferred stock were granted to employees as part of the Equity Strip Grants discussed in Note 11.

14. Commitments and Contingencies

The Company has contingent purchase price obligations in connection with two product acquisitions, which are contingent on the products maintaining market exclusivity through the expiration dates of certain patents. Payments related to these two products totaled $28,800 for the year-ended December 31, 2005. Assuming that the products maintain market exclusivity for the remaining duration of the patents, the Company would make payments of:

Year
2006	$28,800
2007	24,000
2008	11,600
2009	11,600
2010	2,900

Total	$78,900

The Company has non-cancelable commitments under minimum purchase requirements with a supplier which aggregate to $51,277. The Company’s aggregate remaining purchase commitments for the next five years as of December 31, 2005 are approximately:

Year
2006	$13,779
2007	13,464
2008	12,517
2009	11,517
2010	—

The Company also has outstanding non-cancelable purchase commitments for raw materials with eight suppliers, which aggregate $30,317, which are payable within one year.

Dovonex and Taclonex Transactions

In April 2003, the Predecessor entered into a major strategic alliance in dermatology with LEO Pharma, the developer of Dovonex and Taclonex (and owner of the patents covering these products), and Bristol-Myers, the then exclusive licensee of Dovonex in the United States.

Dovonex is the leading non-steroidal topical treatment for psoriasis. Under the Company’s co-promotion agreement with Bristol-Myers, it was obligated to promote Dovonex until December 31, 2007. The Company was compensated by Bristol-Myers for achieving sales of Dovonex above agreed levels. The Company agreed to acquire Bristol-Myers’ rights to Dovonex on January 1, 2006 for a purchase price of $200,000 plus a 5% royalty on net sales of Dovonex through 2007. The Company funded the payment of the purchase price by borrowing $200,000 under a delayed-draw term loan facility under the Senior Secured Credit Facility. On January 1, 2006, the license and supply

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

agreement with LEO Pharma for Dovonex became effective and the Company’s co-promotion agreement with Bristol-Myers was terminated. Under the LEO Pharma license and supply agreement, the Company will pay LEO Pharma a supply fee for Dovonex equal to 20% of net sales and a royalty equal to 10% of net sales (each as calculated under the terms of the agreement). The royalty will be reduced to 5% if a generic equivalent is introduced.

Taclonex is a combination therapy psoriasis treatment that combines calcipotriene, the active ingredient in Dovonex, with the corticosteroid betamethasone dipropionate in a single topical treatment. Under the Company’s agreements with LEO Pharma for Dovonex and Taclonex, the Company paid LEO Pharma $2,000 in December 2001, an additional $10,000 in April 2003 and a final milestone payment of $40,000 on February 6, 2006. As of September 14, 2005, the Company became the exclusive licensee of Taclonex in the United States, subject to the terms of a license and supply agreement entered into with LEO Pharma in September 2005. Under the terms of this license and supply agreement, the Company will pay LEO Pharma a supply fee for Taclonex ranging from 20% to 25% of net sales and royalties ranging from 10% to 15% of net sales (each as calculated under the terms of the agreement).

LEO Pharma also agreed to expand the scope of the Company’s Dovonex and Taclonex licenses to include exclusive U.S. sales and marketing rights to all of LEO Pharma’s product improvements, new and enhanced dosage forms and new products that contain calcipotriene or a combination of calcipotriene and a steroid until 2020. LEO Pharma has also granted the Company a right of first refusal and last offer for U.S. sales and marketing rights to all products developed by LEO Pharma principally for the treatment or prevention of dermatological diseases through 2010. In connection with the expanded agreements, the Company paid LEO Pharma an aggregate $37,000 during the year ended December 31, 2005. The Company may make additional payments under the agreements upon the achievement of various development milestones relating to certain identified products and product improvements. These payments could aggregate up to $150,000. In addition, we have agreed to pay a supply fee and royalties to LEO Pharma on the net sales of those products. The Company may also agree to make additional payments for products that have not been identified or that are covered under the right of first refusal and last offer.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

15. Income Taxes

Warner Chilcott operates in five primary tax jurisdictions: the United Kingdom, the United States, the Republic of Ireland, Bermuda and Puerto Rico. The following table shows the principal reasons for the difference between the effective tax rate and the U.S. or UK statutory income tax rate as applicable:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
U.S./U.K. statutory rate	35%	30%	30%	30%

(Loss) / income before taxes	$(569,768)	$(17,530)	$202,367	$127,670

Income tax (benefit) / provision at U.S. / U.K. statutory rate	$(199,419)	$(5,259)	$60,710	$38,301
Non-deductible expenses:
Non cash compensation	1,067	—	162	149
In-process research and development	98,245	—	—	—
Transaction costs	641	15,292	—	—
Meals and entertainment & other	2,646	264	4,541	4,532
Effect of foreign tax rates, net	72,727	892	(8,087)	(4,042)
U.S. state and local taxes	1,250	—	—	—
Valuation allowance	10,599	—	4,827	3,385
Other differences, net	(878)	369	(2,763)	(945)

(Benefit) / provision for income taxes	$(13,122)	$11,558	$59,390	$41,380

Effective income tax rate	(2.3)%	65.9%	29.4%	32.4%

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The UK, the Republic of Ireland, Puerto Rico, Bermuda and U.S. components of (loss) income before taxes and the (benefit) provision for income taxes are presented in the table below:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
		(Restated)
(Loss) / income before taxes:
United Kingdom	$(30,258)	$(50,724)	$738	$(4,961)
Republic of Ireland	10,394	20,920	87,114	69,337
United States	(49,817)	15,709	101,181	63,294
Puerto Rico	(457,967)	(3,435)	13,334	—
Bermuda & other	(42,120)	—	—	—

Total	$(569,768)	$(17,530)	$202,367	$127,670

(Benefit) / provision for current taxes:
United Kingdom	$—	$(741)	$(2,597)	$(972)
Republic of Ireland	6,883	75	19,496	21,941
U.S. federal tax	24,839	6,479	28,223	5,866
U.S. state and local taxes	5,453	1,648	11,707	195
Puerto Rico	(1,691)	(37)	300	—

Total	$35,484	$7,424	$57,129	$27,030

Provision / (benefit) for deferred taxes:
United Kingdom	$(443)	$(930)	$(319)	$1,970
Republic of Ireland	(3,819)	7,143	(1,060)	(6,684)
U.S. federal tax	(38,123)	(2,958)	6,442	15,468
U.S. state and local taxes	(3,530)	879	(2,802)	3,596
Puerto Rico	(2,691)	—	—	—

Total	$(48,606)	$4,134	$2,261	$14,350

Total (benefit) / provision for income taxes:	$(13,122)	$11,558	$59,390	$41,380

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities. The items giving rise to deferred tax assets and liabilities are summarized in the following table:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Deferred tax assets:
Loss carryforwards	$12,442	$9,078
Accrued expenses	14,980	13,806
Inventory	12,253	—
State income taxes	6,069	—
Deferred interest	9,747	—
Other	3,072	900

Gross deferred tax assets	58,563	23,784

Deferred tax liabilities:
Intangible assets	$(142,327)	$(11,302)
Property, plant and equipment allowances	(3,340)	(4,195)
Other	(178)	—

Gross deferred tax liabilities	$(145,845)	$(15,497)

Valuation allowance	(12,116)	(9,078)

Net deferred tax liabilities	$(99,398)	$(791)

At December 31, 2005, the Company had cumulative gross net operating loss carryforwards (excluding state and local amounts) of $51,219, of which $30,908 relate to losses in the U.K. that have an unlimited carryover, and $20,311 related to losses in Puerto Rico which expire in 2012. For U.S. state and local tax purposes, the Company has a cumulative gross net operating loss carryforward of approximately $68,971, which expire in 2007 through 2012.

Based on all available evidence, both positive and negative, the Company determined that it is more likely than not that the deferred asset related to the UK net operating loss carryforward and the deferred asset related to the U.S. state and local net operating loss carryforward, and certain other state and local deferred assets, will not be realized. Accordingly, the Company recorded valuation allowances of $9,085 and $3,031 related to UK and U.S. state and local deferred tax assets, respectively.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

16. Segment Information

The Company’s business consists of one operating segment for internal financial reporting purposes. Following is selected information in relation to continuing operations for the year ended December 31, 2005, the quarter ended December 31, 2004 and the fiscal years ended September 30, 2004 and 2003:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
Revenue by country of origin:
United States	$467,811	$118,059	$484,410	$357,662
All other countries	47,442	18,834	5,838	7,502

Total revenue	$515,253	$136,893	$490,248	$365,164

Revenue breakdown:
Net sales:
Doryx	$95,832	$18,843	$69,486	$54,134
Duricef and Moisturel	16,598	5,242	24,432	23,035
Estrace Cream	53,856	16,100	58,125	44,796
Estrace Tablets	9,198	3,551	14,698	22,507
Estrostep	81,299	17,745	61,702	26,494
femhrt	61,154	16,290	70,536	22,577
Femtrace	2,408	—	—	—
Loestrin	—	—	26,256	38,563
Femring	10,711	3,742	8,345	2,294
Ovcon	90,172	22,295	71,518	58,573
Sarafem	41,595	13,011	59,520	59,907
Other products	6,982	2,525	9,526	12,284
Contract manufacturing product sales	24,524	11,369	8,304	—

Total net sales	494,329	130,713	482,448	365,164

Other revenue:
Co-promotion revenue (Dovonex)	20,924	6,180	7,800	—

Total revenue	$515,253	$136,893	$490,248	$365,164

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
Fixed assets:
United States	$6,658	$2,931
Puerto Rico	13,391	6,726
United Kingdom/Rep. of Ireland	17,053	24,165

Total	$37,102	$33,822

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

17. Leases

The Company leases land, buildings and motor vehicles under operating leases. The Company’s remaining commitments under the non-cancelable portion of all operating leases for the next five years as of December 31, 2005 are approximately:

2006	$2,612
2007	$1,106
2008	$1,115
2009	$339
2010	$81

Lease and rental expenses included in selling, general and administrative expenses totaled $4,721 in the year ended December 31, 2005, $895 in the quarter ended December 31, 2004 and $1,077 and $1,032 in the fiscal years ended September 30, 2004 and 2003, respectively.

18. Legal Proceedings

The Company is involved in various legal proceedings of a nature considered normal to its business, including product liability and other litigation. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable. The Company self-insures for liability not covered by product liability insurance based on estimates of potential product liability claims developed in consultation with its insurance consultants and outside legal counsel.

The Company’s most significant legal proceedings are described below.

Sarafem

Lilly initiated legal proceedings in 2002 against Teva Pharmaceuticals (“Teva”) for patent infringement in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem. After acquiring the U.S. sales and marketing rights to Sarafem from Lilly in January 2003, the Company pursued these claims vigorously. In July 2004, the U.S. District Court for the District of Indiana ruled in the Company’s favor upholding the validity of its Sarafem patent and holding that the patent-in-suit was both valid and infringed by Teva. As a result, injunctive relief is available until the expiration of the patent in May 2008.

On July 13, 2005, the U.S. Court of Appeals for the Federal Circuit affirmed the July 2004 decision of the U.S. District Court holding that the patent was both valid and infringed by Teva. On July 27, 2005, Teva petitioned the Court of Appeals for a rehearing as to the affirmance of the validity decision. The Court of Appeals subsequently denied Teva’s petition for a rehearing.

Hormone Therapy Product Liability Litigation

Approximately 450 product liability suits have been filed against the Company related to its hormone therapy (“HT”) products, femhrt, Estrace, Estrace Cream and medroxyprogesterone acetate. The cases are in the early stages of litigation and the Company is in the process of analyzing and conducting investigations of the individual complaints.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The lawsuits were likely triggered by the July 2002 announcement by the National Institutes of Health (“NIH”) of the early termination of one of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer in postmenopausal women. In the terminated arm of the trial, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. The estrogen used in this trial was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Prempro, a Wyeth product used by more than six million women (at the inception of the trial) in the United States each day. According to the article summarizing the principal results from the E&P Arm of the WHI Study in the July 17, 2002 issue of the Journal of the American Medical Association, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke and blood clots in patients randomized to the estrogen and progestogen therapy. Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 75% of the complaints filed against the Company do not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. The Company has sought the dismissal of lawsuits that, after further investigation, do not involve any of the Company’s products. The Company has successfully reduced the number of HT suits the Company will have to defend. Of the approximately 450 suits that were filed, 294 have been dismissed and 63 involving Estrace have been successfully tendered to Bristol-Myers’s defense counsel pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired Estrace. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified us for product liability exposure associated with Estrace products that were shipped prior to July 2001. We have forwarded agreed upon dismissal motions in another 30 cases to plaintiffs’ counsel.

The Company maintains product liability insurance coverage for claims in excess of $10 million and up to $30 million. The Company is self-insured for liability in excess of $30 million and up to $40 million, and has insurance coverage for liability from $40 million to $50 million, has coinsurance for amounts from $50 million to $100 million above which the Company is self-insured (split 75% self-insured and 25% covered by the insurance carrier). The insurance may not apply to damages or defense costs related to any claim arising out of HT products with labeling that does not conform completely with FDA hormone replacement therapy communications to manufacturers of HT products. Labeling changes for Estrace Tablets that conform to such communications are currently pending before the FDA. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time.

FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35

In March 2004, for $1.0 million, Barr granted the Company an option to acquire a five-year exclusive license under an ANDA owned by a unit of Barr for which our Ovcon 35 oral contraceptive is the reference drug. In May 2004, the Company exercised this option for an additional payment of $19.0

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

million. At that time, the Company entered into a finished product supply agreement under which Barr agreed to provide the Company with its requirements for finished Ovcon products throughout the term of the license. Barr is the Company’s sole source of supply for this product.

On November 7, 2005, the FTC and 21 States (“State Plaintiffs”) plus the District of Columbia filed suit against the Company and Barr in the U.S. District Court for the District of Columbia. An additional 13 States subsequently joined the suit. The FTC suit alleges that our agreements with Barr relating to Ovcon 35 (“the Ovcon Agreements”) constitute unfair competition under Section 5 of the FTC Act and seeks an injunction to remove the Ovcon Agreements’ exclusivity provisions and other equitable relief. The suit by the State Plaintiffs alleges that the Agreements violate Section 1 of the Sherman Act, and various state antitrust and consumer protection statutes. State Plaintiffs seek civil penalties, injunctive and equitable relief, and attorneys’ fees. At the Scheduling Conference on April 4, 2006 the Court ruled that unless plaintiffs and defendants agreed that there were no material facts at issue, no party may file a motion for summary judgment until the Court sets a briefing schedule at the conference scheduled for January 5, 2007. On May 25, 2006 the State Plaintiffs filed a motion for leave to file a per se motion for summary judgment. The Company intends to oppose the motion.

Eight direct purchaser lawsuits (“Direct Purchaser Plaintiffs”) were filed against the Company and Barr in the U.S. District Court for the District of Columbia. The Direct Purchaser Plaintiffs allege that the Ovcon Agreements violate Section 1 of the Sherman Act. Six of the lawsuits are class actions in which the Direct Purchaser Plaintiffs seek to certify and represent a class of plaintiffs consisting of all persons in the United States that directly purchased Ovcon 35 from us after the Ovcon Agreements were entered into. On April 14, 2006 the six direct purchaser class action plaintiffs jointly filed an amended consolidated class action complaint and dismissed their complaints in the remaining five cases. The proposed class includes retail pharmacies, distributors, and wholesalers. The remaining two suits are brought on behalf of individual direct purchasers. All of the Direct Purchaser Plaintiffs seek treble damages, injunctive relief, and costs including attorneys’ fees.

One third-party-payor class action lawsuit (“Third-Party-Payor Plaintiffs”) was filed against the Company and Barr in the U.S. District Court for the District of Columbia during the year ended December 31, 2005. The Third-Party-Payor Plaintiffs seek to certify and represent a class of all third-party-payors in the United States who purchased, reimbursed and/or paid for Ovcon 35 after the Ovcon Agreements were entered into. The proposed class includes insurance companies and employee benefit plans. The Third-Party-Payor Plaintiffs allege in their amended complaint that the Ovcon Agreements violate Section 1 of the Sherman Act, the antitrust laws of twenty-three states and the District of Columbia, the consumer protection acts of all fifty states and the District of Columbia, and constitute a cause of action for unjust enrichment in unspecified jurisdictions. The Third-Party-Payor Plaintiffs seek an injunction, treble damages, the amounts by which defendants have been unjustly enriched, restitution, disgorgement, a constructive trust, and costs including attorneys’ fees. On April 14, 2006 the Third-Party-Payor Plaintiffs filed a second amended class action complaint. In response to defendants’ previous motion to dismiss, the Third-Party-Payor Plaintiffs dropped antitrust claims in two states and consumer protection claims in forty-seven states and the District of Columbia. On May 3, 2006 defendants moved to partially dismiss the Third-Party-Payor Plaintiffs’ claims. In particular, defendants moved to dismiss the Third-Party-Payor Plaintiffs’ claims brought under the laws of twenty-one states and the District of Columbia, unjust enrichment law, and all claims brought by plaintiff United Food. The Third-Party-Payor Plaintiffs opposed the motion. The motion is fully briefed and is pending before the Court.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

On March 6, 2006, a personal use consumer plaintiff (“Consumer Plaintiff”) filed a class action lawsuit against the Company and Barr, in the U.S. District Court for the District of Columbia. The Consumer Plaintiff alleges in her original complaint that the Ovcon Agreements violate sections 1 and 2 of the Sherman Act, the antitrust laws of eighteen states and the unjust enrichment laws of fifty states. The consumer plaintiff seeks to certify three separate classes: 1) all persons who purchased Ovcon 35 for personal use who are seeking injunctive relief, disgorgement, and restitution under the Sherman Act; 2) all persons in the eighteen states referenced above who purchased Ovcon 35 for personal use; and 3) all persons who purchased Ovcon 35 for personal use. The Consumer Plaintiff seeks treble damages, injunctive relief, restitution, disgorgement, and costs including attorney’s fees. On April 19, 2006 the Consumer Plaintiff filed an amended class action complaint. The amended complaint dropped antitrust claims in four states and added an additional named plaintiff. On May 5, 2006 defendants moved to partially dismiss the Consumer Plaintiff’s claims. In particular, defendants moved to dismiss the Consumer Plaintiff’s claims brought under the laws of twelve states, N.Y. Gen. Bus. Law §§ 349, et seq., and unjust enrichment law. The Consumer Plaintiff opposed the motion. The motion is fully briefed and is pending before the Court.

The Company is contesting these lawsuits vigorously. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated by the Company. An estimate of the range of potential loss, if any, to the Company relating to these proceedings is not possible at this time. Notwithstanding the Company’s belief that an unfavorable outcome is unlikely, if the plaintiffs in these private lawsuits are ultimately successful, the Company may be required to pay damages which could have an adverse impact on its results of operations and cash flows. Also, an adverse result in the FTC and state actions could adversely affect the Company’s profits and cash flows by, for example, making it more difficult for the Company to obtain a supply of Ovcon or facilitating generic competition for this product.

19.  Concentration of Credit Risk, Reliance on Significant Suppliers and Reliance on Major Products

The Company distributes its pharmaceutical products through wholesalers and distributors, and directly to certain national retail drug and grocery store chains and selected mass merchants. The Company considers there to be a concentration risk for all customers that represent 10% or more of the Company’s total sales. Gross accounts receivable from McKesson Corporation as of December 31, 2005 and 2004, totaled $17,635 and $10,201, respectively. As of December 31, 2005 and 2004, gross accounts receivable from AmerisourceBergen Corporation totaled $10,103 and $6,055, respectively. As of December 31, 2005 and 2004, gross accounts receivable from Cardinal Health, Inc. totaled $7,761 and $6,375, respectively. As of December 31, 2005 and 2004, gross accounts receivable from CVS totaled $4,759 and $9,085, respectively.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

The following table shows significant customer sales as a percentage of total revenue from continuing operations:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
McKesson	28%	22%	31%	32%
AmerisourceBergen	19%	16%	14%	14%
Cardinal	14%	20%	17%	20%
CVS	10%	10%	10%	9%

The following table shows revenue generated from products provided by significant suppliers as a percentage of total revenues from continuing operations. In the event that a supplier suffers an event that causes it to be unable to manufacture the Company’s product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on the business of the Company.

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
Barr	21%	12%	14%	7%
Faulding	19%	14%	14%	15%
Bristol-Myers	18%	30%	34%	40%
Lilly	8%	9%	12%	16%

Net sales of the following pharmaceutical products accounted for more than 10% of total revenue from continuing operations in:

	Successor	Predecessor
	Year Ended December 31,	Quarter Ended December 31,	Fiscal Year Ended September 30,	Fiscal Year Ended September 30,
	2005	2004	2004	2003
Doryx	19%	14%	14%	15%
Ovcon	18%	16%	14%	16%
Estrostep	16%	13%	12%	7%
femhrt	12%	12%	14%	6%
Estrace Cream	10%	12%	12%	13%
Sarafem	8%	10%	12%	16%

20. Defined Contribution Plans

The Company makes matching contributions to a 401(k) savings plan in the United States. Similar defined contribution plans are in place in Puerto Rico and the United Kingdom. The U.S. plan provides eligible employees with the option to defer amounts not in excess of 15% of his or her

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

compensation. The Company makes matching contributions to the plan on behalf of all participants who make elective deferrals. The Company contributes and allocates to each participant’s account matching contributions equal to 75% of up to 6% of the participant’s compensation. The Company’s contributions vest at 25% per year up to 100% at the participant’s completion of four years of employment.

The Company’s total contributions to all plans was $2,073 in the year ended December 31, 2005, $261 in the quarter ended December 31, 2004, and $1,413 and $846 in the fiscal years ended September 30, 2004 and 2003, respectively.

21. Related Parties

The Company is controlled by affiliates of Bain Capital Partners LLC, DLJ Merchant Banking III, Inc., J.P. Morgan Partners, LLC and Thomas H. Lee Partners, L.P. (collectively the “Sponsors”). The Company pays the Sponsors a fixed management fee of $5,000 per year. The Sponsors were also paid fees aggregating approximately $62,000 in consideration of services and commitments provided to enable the Company to complete the Acquisition.

Affiliates of two of our equity Sponsors provided services to the Company during the year ended December 31, 2005 and in connection with the closing of the Acquisition. Credit Suisse First Boston, an affiliate of DLJ Merchant Banking, acted as arranger, book runner, lender and administrative agent under the Senior Secured Credit Facility, was a joint book-running manager of our offering of senior subordinated notes, provided bridge commitment to support our offering of senior subordinated notes and provided merger and acquisitions advisory services to the Company in connection with the Acquisition. These fees were approximately $65,000. JPMorgan Chase Bank, an affiliate of J.P. Morgan Partners, was a joint book-running manager of our offering of senior subordinated notes and arranged foreign exchange transactions to hedge the Acquisition purchase price.

22. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions, Costs and Expenses	Deductions, Write-offs	Balance at End of Period
Revenue Reserves(a)
Year Ended December 31, 2005	$32,606	$82,085	$77,498	$37,193
Quarter Ended December 31, 2004	28,310	20,231	15,935	32,606
Fiscal Year Ended September 30, 2004	48,554	64,150	84,394	28,310
Fiscal Year Ended September 30, 2003	16,741	79,913	48,100	48,554

Deferred income tax valuation allowances:
Year Ended December 31, 2005	$9,078	$12,116	$9,078	$12,116
Quarter Ended December 31, 2004	9,078	—	—	9,078
Fiscal Year Ended September 30, 2004	4,251	4,827	—	9,078
Fiscal Year Ended September 30, 2003	865	3,386	—	4,251

(a)	See Note 2 for additional description of revenue reserve categories.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

23. Subsequent Events

On January 1, 2006, the Company agreed to acquire Bristol-Myers’ rights to Dovonex for a purchase price of $200,000 plus a 5% royalty on net sales of Dovonex through 2007. The Company funded the payment of the purchase price by borrowing $200,000 in delayed-draw term loans under the Senior Secured Credit Facility. On January 1, 2006, the license and supply agreement with LEO Pharma for Dovonex became effective and the Company’s co-promotion agreement with Bristol-Myers was terminated.

On January 9, 2006 the FDA approved the NDA for Taclonex. Under the Company’s agreements with LEO Pharma, the Company was obligated to pay a final milestone payment of $40,000 within 30 days. To fund this payment, on February 6, 2006, the Company borrowed $40,000 under its delayed-draw term loan facility.

On March 27, 2006, Warner Chilcott Company, Inc. (“WCCI”), an indirect subsidiary of the Company, filed suit against Berlex Inc. (“Berlex”) and Schering AG (“Schering”) in the U.S. District Court for the District of New Jersey alleging that Berlex and Schering are willfully infringing WCCI’s U.S. Patent No. 5,552,394 in connection with the marketing and sale of Yaz®. The Company is seeking treble damages, costs and a permanent injunction against Berlex and Schering. The Company’s patent covers its Loestrin 24 Fe oral contraceptive which was approved by the FDA on February 17, 2006. The Company cannot provide any assurance as to when the case will be decided or whether the court will find that WCCI’s patent is being infringed by Berlex and Schering.

24. Quarterly Data (unaudited)

A summary of the quarterly results of operations is as follows:

	Quarter Ended
SUCCESSOR:	March 31	June 30	September 30	December 31
Year Ended December 31, 2005
Total Revenues	$133,742	$114,030	$129,043	$138,438
Amortization	61,300	59,400	59,400	53,373
Net (Loss)	(368,084)	(50,440)	(73,884)	(64,238	)(a)

Earnings (loss) per Share:
Class A—Basic	$(4.37)	$(0.80)	$(1.07)	$(0.96)
Class A—Diluted	(4.37)	(0.80)	(1.07)	(0.96)
Class L—Basic	1.50	1.90	1.95	2.00
Class L—Diluted	1.49	1.90	1.95	2.00

PREDECESSOR:	December 31	March 31	June 30	September 30
Fiscal Year Ended September 30, 2004
Total Revenues	$124,789	$126,109	$113,945	$125,405
Amortization	13,185	13,034	12,936	13,219
Net Income	42,700	37,864	37,936	33,188

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

	December 31	March 31	June 30	September 30
Fiscal Year Ended September 30, 2003
Total Revenues	$49,785	$72,738	$118,989	$123,652
Amortization	4,948	7,413	12,696	13,049
Net Income	14,848	19,789	30,883	30,635

(a)	Includes $38,876 pretax expense for impairment of intangible assets (see Note 2). Also includes $4,500 pretax out-of-period income related to correcting 2005 previously reported amortization expense. The out-of-period amount was $1,500 for each quarter ended period from March 31, 2005 to September 30, 2005. The Company has determined that this correction was not material to the financial statements for the year ended December 31, 2005 or to the financial statements for each of the quarters ended 2005.

25. Consolidated Financial Statements—Parent only

Warner Chilcott Holdings Company, Limited is a holding company that conducts substantially all of its business operations through its subsidiaries. The Company was formed on January 5, 2005 when it acquired Warner Chilcott PLC (the “Predecessor”). The financial statements for all periods in 2005 reflect the Acquisition as if the closing took place on January 1, 2005 and the operating results for the period January 1 through January 4, 2005 were those of the Company. For all periods prior to 2005 the parent company for the Predecessor was Warner Chilcott PLC.

There are significant restrictions on the Company’s ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with Warner Chilcott Holdings Company, Limited’s audited consolidated financial statements included elsewhere herein.

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Condensed Balance Sheets—Parent only:

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$—	$127,416
Accounts receivable, net	—	—
Inventories	—	—
Deferred income taxes	—	900
Prepaid expenses, intercompany receivables and other current assets	—	387,354

Total current assets	—	515,670

Other assets:
Property, plant and equipment, net	—	247
Intangible assets, net	—	—
Goodwill	—	—
Investment in subsidiaries	332,510	631,294

Total assets	$332,510	$1,147,211

LIABILITIES
Current liabilities:
Accounts payable	$—	$24
Accrued expenses and other current liabilities	—	41,231
Current portion of long-term debt	—	—
Accrued income taxes	—	1,869

Total current liabilities	—	43,124

Other liabilities:
Long-term debt, excluding current portion	—	—
Other non-current liabilities	—	—

Total liabilities	—	43,124

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

	Successor	Predecessor
	As of December 31, 2005	As of December 31, 2004
SHAREHOLDERS’ EQUITY
Class A Common Stock, par value $0.01 per share; 117,380,000 shares authorized; 93,287,355 shares issued and outstanding	933	—
Class L Common Stock, par value $0.01 per share; 12,820,000 shares authorized; 10,671,502 shares issued and outstanding	107	—
Ordinary shares, par value 0.10 British pounds per share; 250,000,000 authorized, 187,502,161 issued and outstanding at December 31, 2004	—	30,441
Additional paid-in capital	883,951	697,944
Retained (deficit) earnings	(556,646)	388,236
Treasury stock	—	(54,603)
Accumulated other comprehensive income	4,165	42,069

Total Shareholders’ equity	332,510	1,104,087

Total liabilities and Shareholders’ equity	$332,510	$1,147,211

Condensed Statements of Operations—Parent only:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Year Ended September 30, 2004	Year Ended September 30, 2003
REVENUE
Net sales	$—	$—	$—	$—
Other revenue	—	—	—	—

Total revenue	—	—	—	—

COSTS, EXPENSES AND OTHER
Cost of sales	—	—	29	—
Selling, general and administrative	—	3,684	9,201	13,992
Research and development	—	—	—	—
Amortization of intangible assets	—	—	—	—
Acquired in-process research and development	—	—	—	—
Transaction costs	—	50,634	—	—
Interest income	—	(3,750)	(6,680)	(9,031)
Interest expense	—	—	—	—

(LOSS) INCOME BEFORE TAXES	—	(50,568)	(2,550)	(4,961)
Provision / (benefit) for income taxes	—	(1,887)	1,298	(173)
Equity in (losses) of subsidiaries	(556,646)	19,593	155,536	100,943

NET (LOSS) INCOME	$(556,646)	$(29,088)	$151,688	$96,155

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Condensed Statements of Cash Flows—Parent only:

	Successor	Predecessor
	Year Ended December 31, 2005	Quarter Ended December 31, 2004	Year Ended September 30, 2004	Year Ended September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(556,646)	$(29,088)	$151,688	$96,155
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	20	29	—
Amortization of intangibles	—	—	—	—
Equity in (losses)/earnings of subsidiaries	556,646	(19,593)	(182,279)	(100,943)
Loss on sale of business	—	—	14,937	—
Stock compensation expense	—	—	1,896	—
Changes in assets and liabilities:
(Increase) in accounts receivable, prepaid and other assets	—	(2,002)	94,516	(225,058)
(Increase) / decrease in inventories	—	—	—	—
Increase / (decrease) in accounts payable, accrued expenses and other liabilities	—	30,987	5,607	(1,001)
Increase / (decrease) in income taxes and other, net	—	(5,606)	5,785	(2,207)

Net cash provided by / (used in) operating activities	—	(25,282)	92,179	(233,054)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiary	(880,029)	—	(25,785)	—
Proceeds from sale of business, net of costs	—	—	16,821	—
Capital expenditures	—	—	(296)	—

Net cash (used in) investing activities	(880,029)	—	(9,260)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share capital issue, net of expenses	880,029	2,452	12,948	535
Purchase of treasury stock	—	—	(31,720)	—
Dividends from subsidiary	—	—	64,388	—
Cash dividends paid	—	—	(13,084)	(9,241)

Net cash provided by / (used) in financing activities	880,029	2,452	32,532	(8,706)

Net increase (decrease) in cash and cash equivalents	$—	$(22,830)	$115,451	$(241,760)

WARNER CHILCOTT HOLDINGS COMPANY, LIMITED

Notes to Consolidated Financial Statements—(Continued)

(All amounts in the thousands except share amounts, per share amounts or unless otherwise noted)

Recapitalization

The Company’s Board of Directors approved a registration statement on Form S-1 to be filed with the Securities and Exchange Commission in connection with an initial public offering of the Company’s common stock (the “Initial Common Stock Offering”). All of the outstanding shares of Class L Common Stock convert into shares of Class A Common Stock upon the Initial Common Stock Offering.

Debt

The Company has no direct debt obligations, but its subsidiaries do. For a discussion of the debt obligations of the Company’s subsidiaries, see Note 10 in the audited consolidated financial statements included elsewhere herein.

Commitments and Contingencies

The Company has no direct commitments and contingencies, but its subsidiaries do. For a discussion of the commitments and contingencies of the Company’s subsidiaries, see Note 12 Commitments, Contingencies and Litigation in the unaudited condensed consolidated financial statements included elsewhere herein and see Note 14 Commitments and Contingencies in the audited consolidated financial statements included elsewhere herein.

Dividends

During the year ended December 31, 2005, the Company received no dividends from its subsidiaries.

Report of Independent Auditors

To the Board of Directors and Shareholders

of Bristol-Myers Squibb Company:

We have audited the accompanying Statements of Net Sales and Certain Costs and Expenses of the DOVONEX product line of Bristol-Myers Squibb Company (the “Company”), for each of the three years in the period ended December 31, 2005. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Net Sales and Certain Costs and Expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Net Sales and Certain Costs and Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statements of Net Sales and Certain Costs and Expenses. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Statements of Net Sales and Certain Costs and Expenses were prepared for the purpose of complying with the rules and regulations of the SEC, as described in Note 1 and are not intended to be a complete presentation of the DOVONEX product line revenues and expenses.

In our opinion, the Statements of Net Sales and Certain Costs and Expenses referred to above present fairly, in all material respects, the net sales and certain costs and expenses described in Note 1 for the DOVONEX product line of Bristol-Myers Squibb Company for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Philadelphia, PA

March 31, 2006

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

STATEMENTS OF NET SALES AND CERTAIN COSTS AND EXPENSES

($ in thousands)

	Year Ended December 31
	2005	2004	2003
Net sales	$131,718	$135,038	$121,036
Cost of products sold	38,757	42,831	37,448

Gross Margin	92,961	92,207	83,588

Expenses:
Direct Expenses	18,153	12,992	1,772

Total Expenses	18,153	12,992	1,772

Excess of revenues over expenses	$74,808	$79,215	$81,816

The accompanying notes are an integral part of these statements

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

1. Description of Business and Basis of Presentation

The Dovonex Product Line comprises the rights to market and sell Dovonex Ointment, Dovonex Cream and Dovonex Solution. On September 30, 2005, Warner Chilcott Company, Inc. (Warner) exercised its option to acquire the Dovonex Product Line from Bristol-Myers Squibb Company (BMS) for $200 million, subject to adjustment, effective January 1, 2006. Under this Asset Purchase Agreement (the “Agreement”), Warner is acquiring the Dovonex Product Line from BMS, including intellectual property, inventory, rights to regulatory files and registrations, rights to licensing agreements, promotion materials, and other miscellaneous assets. The book value recorded by BMS of the inventory comprising the Dovonex Product Line was $5.2 million and $5.5 million at December 31, 2005 and 2004, respectively. The other assets acquired by Warner under the Agreement had no book value recorded by BMS at December 31, 2005 and 2004.

The accompanying statements present the revenues and certain costs and expenses of the Dovonex Product Line in the United States and Puerto Rico and have been prepared pursuant to the requirements of the Agreement between BMS and Warner for inclusion in filings with the Securities and Exchange Commission under Rule 3.05 of Regulation S-X. Because BMS did not account for the Dovonex Product Line as a separate entity, these statements were derived by extracting certain operating activities directly attributed to the Dovonex Product Line from consolidated financial statements of BMS that were prepared in accordance with accounting principles generally accepted in the United States. In addition, the information included in the accompanying statements contains allocations of certain selling expenses associated with the Dovonex Product Line as deemed reasonable by BMS management. Although management is unable to estimate the actual costs, expenses and resultant operating results associated with a stand-alone, separate entity, the allocation described elsewhere in these statements is considered reasonable by management. However, the excess of revenue over expenses of the Dovonex Product Line may differ from the results that would have been achieved had the Dovonex Product Line operated as a separate entity.

2. Corporate Overhead and Accounting

BMS performs certain functions for the Dovonex Product Line including, but not limited to, corporate management, certain legal services, administration of insurance, treasury, information systems, finance, corporate income tax administration, employee compensation and benefit management, facilities and other corporate expenses. The costs of these functions have historically not been allocated to its products, are not directly attributable or specifically identifiable to the Dovonex Product Line, and therefore, are not included in the accompanying statements. Income taxes and interest expense have not been included in the accompanying statements as these expenses are not specifically identifiable to the Dovonex Product Line.

The BMS transaction systems, including payroll, employee benefits, accounts receivable and accounts payable, which are used to record and account for cash transactions are not designed to identify asset and liability receipts and payments on a product specific basis. Given these constraints, and that the only tangible assets of the Dovonex Product Line to be sold to Warner under the Purchase Agreement will be product inventories and that Warner did not assume any liabilities arising prior to the acquisition date, statements of financial position and cash flows for the Dovonex Product Line have not been prepared.

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

3. Summary of Significant Accounting Policies

Revenue Recognition

BMS recognizes revenue in accordance with SAB No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. BMS recognizes revenue for sales of the Dovonex Product Line when substantially all the risks and rewards of ownership have transferred to the customer, which occurs on the date of shipment.

Gross-to-Net Sales Adjustments

BMS has the following significant categories of gross-to-net sales adjustments which impact the Dovonex Product line: prime vendor charge-backs, managed health care rebates and other contract discounts, Medicaid rebates, cash discounts and sales returns, all of which involve significant estimates and judgments and require BMS to use information from external sources. BMS accounts for these gross-to-net sales adjustments in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), and SFAS 48, Revenue Recognition When Right of Return Exists (SFAS 48), as applicable.

Prime vendor charge-backs

BMS participates in prime vendor programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower prime vendor price and the wholesalers charge the difference between their acquisition cost and the lower prime vendor price back to BMS. BMS accounts for prime vendor charge-backs by reducing accounts receivable in an amount equal to BMS estimate of charge-back claims attributable to a sale. BMS determines its estimate of the prime vendor charge-backs primarily based on historical experience regarding prime vendor charge-backs and current contract prices under the prime vendor programs. BMS considers prime vendor payments, levels of inventory in the distribution channel, and the BMS claim processing time lag and adjusts the reduction to accounts receivable periodically throughout each quarter to reflect actual experience. In 2005, 2004, 2003, the provisions for prime vendor programs were $5.2 million, $6.0 million, and $6.2 million, respectively, or 3.4%, 3.8% and 4.3%, respectively, of gross sales.

Managed health care rebates and other contract discounts

BMS offers rebates and discounts to managed health care organizations and to other contract counterparties such as hospitals and group purchasing organizations. BMS accounts for managed health care rebates and other contract discounts by establishing an accrual in an amount equal to BMS’s estimate of managed health care rebates and other contract discounts attributable to a sale. BMS determines its estimate of the managed health care rebates and other contract discounts accrual primarily based on historical experience regarding these rebates and discounts and current contract prices. BMS considers the sales performance of products subject to managed health care rebates and other contract discounts and levels of inventory in the distribution channel and adjusts the accrual periodically throughout each quarter to reflect actual experience. In 2005, 2004 and 2003, the provisions for contract discounts were $0.1 million, $0.8 million, and $1.7 million, or less than 1% for 2005 and 2004 and 1.1% for 2003, of gross sales.

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

Medicaid rebates

BMS participates in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these latter programs are included in the BMS Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. BMS accounts for Medicaid rebates by establishing an accrual in an amount equal to BMS’s estimate of Medicaid rebate claims attributable to a sale. BMS determines its estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, as well as any expansion on a prospective basis of its participation in the non-mandatory aspects of the qualifying federal and state government programs, legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programs, and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. BMS considers outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjusts the accrual periodically throughout each quarter to reflect actual experience. In 2005, 2004, and 2003, the provisions for Medicaid payments were $7.7 million, $8.3 million, and $7.4 million, respectively, or 5.1%, 5.3% and 5.2%, respectively, of gross sales.

Cash Discounts

BMS offers cash discounts, generally approximately 2% of the sales price, as an incentive for prompt payment. BMS accounts for cash discounts by reducing accounts receivable by the full amount of the discounts. BMS considers payment performance and adjusts the accrual to reflect actual experience. In 2005, 2004 and 2003, provision for cash discounts were $3.0 million, $3.1 million, and $2.9 million, respectively, or 2% each year of gross sales.

Sales Returns

BMS accounts for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to the BMS estimate of sales recorded for which the related products are expected to be returned. In 2005, 2004 and 2003, the provisions for sales returns were $4.2 million, $3.0 million, and $3.9 million, respectively, or 2.7%, 1.9%, and 2.7%, respectively, of gross sales.

BMS determines its estimate of the sales return accrual primarily based on historical experience regarding sales returns but also considers other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products. BMS considers all of these factors and adjusts the accrual periodically throughout each quarter to reflect actual experience.

BMS considers the level of inventory in the distribution channel and determines whether it believes an adjustment to the sales return accrual is appropriate. For example, if levels of inventory in the distribution channel increase, BMS analyzes the reasons for the increase and if the reasons indicate that sales returns will be larger than expected, BMS adjusts the sales return accrual, taking into account historical experience, BMS returned goods policy and the shelf life of the Dovonex Product Line which ranges, on average, from approximately 24 to 36 months. In situations where BMS is aware of products in the distribution channel nearing their expiration date, BMS analyzes the situation and if the analysis indicates that sales returns will be larger than expected, BMS adjusts the sales return accrual, taking into account historical experience, BMS returned goods policy, and levels of inventory in the distribution channel.

DOVONEX PRODUCT LINE OF BRISTOL-MYERS SQUIBB COMPANY

NOTES TO STATEMENTS—(Continued)

Cost of Products Sold

The cost of products sold includes the cost of acquisition of finished goods from Leo Pharmaceutical Products Ltd (Leo) and shipping and handling costs. BMS does not charge customers for shipping and handling costs.

BMS pays royalties to Leo in an amount equal to approximately 10% of the Dovonex Product Line’s net sales. Royalties paid to Leo for the periods presented are reflected in these financial statements. In 2005, 2004 and 2003, royalties paid to Leo were $13.1 million, $13.9 million, and $12.7 million, respectively.

Direct Expenses

Direct expenses primarily consist of co-promotion costs paid to Warner based on the Co-Promotion Agreement entered into on May 1, 2003. These costs were $18.1 million, $12.8 million, and $1.8 million for the years ending December 31, 2005, 2004 and 2003. The terms under which BMS paid co-promotion costs to Warner changed from 2003 to 2004. In 2003, payments were based on a percentage of net sales in excess of a threshold. In 2005 and 2004, payments were based on a percentage of net sales in excess of a threshold, plus a flat percentage of total net sales.

Use of Estimates

The preparation of statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of revenues and certain costs and expenses and accompanying disclosures. Some of the more significant estimates include product returns and rebate costs. Actual results could differ from these estimates. Also, as discussed in Note 1, these statements are not necessarily indicative of the costs and expenses that would have resulted if the Dovonex Product Line had been operated as a separate entity.

Concentration of Credit Risk

Sales of the Dovonex Product Line are primarily made to three U.S. pharmaceutical wholesalers. These three wholesalers accounted for approximately 37%, 37%, and 14%, respectively, of the Dovonex Product Line’s total net sales in 2005. In 2004, sales to these wholesalers accounted for approximately 37%, 34%, and 16%, respectively, of the Dovonex Product Line’s total net sales. In 2003, the same three wholesalers each accounted for approximately 36%, 31%, and 19%, respectively, of the Dovonex Product Line’s total net sales.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including October 15, 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

70,600,000 Shares

Warner Chilcott Limited

Class A Common Stock

Goldman, Sachs & Co.

Credit Suisse

JPMorgan

Morgan Stanley

Deutsche Bank Securities

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

UBS Investment Bank

Wachovia Securities